As filed with the U.S. Securities and Exchange Commission on April 23, 2021
File No. 333-255180
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1
to
FORM S-4
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933
FIRST NATIONAL CORPORATION
(Exact name of registrant as specified in its charter)
Virginia	6022	54-1232965
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
112 West King Street
Strasburg, Virginia 22657
(540) 465-9121
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Scott C. Harvard
President and Chief Executive Officer
First National Corporation
112 West King Street
Strasburg, Virginia 22657
(540) 465-9121
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Benjamin A. Barnhill Brittany M. McIntosh Nelson Mullins Riley & Scarborough, LLP 2 W. Washington Street Suite 400 Greenville, South Carolina 29601 (864) 373-2246	C. Scott Steele President and Chief Executive Officer The Bank of Fincastle 17 South Roanoke Street Fincastle, Virginia 24090 (540) 473-2761	Thomas R. Homberg Patrick S. Murphy Godfrey & Kahn, S.C. 833 East Michigan Street Suite 1800 Milwaukee, Wisconsin 53202 (414) 287-9429
Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and upon completion of the merger described in the enclosed joint proxy statement/prospectus.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging Growth Company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐
The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to the shares of First National common stock to be issued in the merger has been filed with the U.S. Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This joint proxy statement/prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.
PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS
DATED APRIL 23, 2021, SUBJECT TO COMPLETION

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT
[•], 2021
To the Shareholders of First National Corporation and The Bank of Fincastle:
On February 18, 2021, First National Corporation, which we refer to as First National, First Bank, the wholly owned subsidiary of First National, which we refer to as First Bank, and The Bank of Fincastle, which we refer to as Fincastle, entered into an Agreement and Plan of Merger, which we refer to as the merger agreement, pursuant to which Fincastle will merge with and into First Bank, with First Bank as the surviving bank, in a transaction that we refer to as the merger.
If the merger is completed, each outstanding share of Fincastle common stock, par value $0.04 per share, which we refer to as Fincastle common stock, except for treasury stock or shares owned by Fincastle or First National, in each case, other than in a fiduciary or agency capacity or as a result of debts previously contracted, will be converted into the right to receive, without interest, one of the following: (i) $3.30 in cash, (ii) 0.1649 shares of First National common stock, par value $1.25 per share, which we refer to as First National common stock, or (iii) a combination of cash and First National common stock. Fincastle shareholders will have the right to elect the form of consideration paid, subject to the limitations that 80% of Fincastle’s outstanding shares of common stock will be exchanged for First National common stock and 20% of Fincastle’s outstanding shares of common stock will be exchanged for cash consideration. If Fincastle shareholders elect for more than 20% of Fincastle’s outstanding shares of common stock to be exchanged for cash consideration, First National has the unilateral right to increase the amount of cash paid up to 22% of Fincastle’s outstanding shares of common stock and proportionally decrease the amount of First National common stock issued. The value of the merger consideration will depend on the market price of First National common stock on the effective date of the merger.
First National common stock is listed on The Nasdaq Stock Market, or NASDAQ, under the symbol “FXNC.” Fincastle common stock is quoted on the OTC Pink Open Market under the trading symbol “BFTL.” Following the merger, the common stock of the combined company will be listed on NASDAQ under the symbol “FXNC.”
Based on the closing price of First National common stock on NASDAQ, on February 17, 2021, the last trading day before public announcement of the merger, of $18.40, the value of the per share merger consideration payable to holders of Fincastle common stock (assuming an 80/20 stock-cash mixed election) would be approximately $3.09. Based on the closing price of First National common stock on NASDAQ on April 22, 2021, the last practicable trading date before the date of this joint proxy statement/prospectus, of $18.18, the value of the per share merger consideration payable to holders of Fincastle common stock would be approximately $3.06. We urge you to obtain current market quotations for both First National common stock and Fincastle common stock.
Based on the number of shares of Fincastle common stock outstanding as of February 17, 2021 (assuming an 80/20 stock-cash mixed election), the total number of shares of First National common stock expected to be issued in connection with the merger is approximately 1,345,584. In addition, based on the number of outstanding shares of First National common stock and Fincastle common stock as of February 17, 2021, and based on the exchange ratio of 0.1649, it is expected that First National shareholders will hold approximately 78% and Fincastle shareholders will hold approximately 22% of the issued and outstanding shares of First National common stock immediately following the closing of the merger.
First National will hold a special meeting of its shareholders, which we refer to as the First National special meeting, on June 16, 2021 at 10:00 a.m. local time, exclusively online at www.virtualshareholdermeeting.com/FXNC2021SM, where the First National shareholders will be asked to vote on a proposal to approve the issuance of First National common stock to the shareholders of Fincastle common stock in connection with the merger pursuant to the merger agreement, which we refer to as the First National share issuance proposal. First National shareholders will be able to attend the First National special meeting online, vote your shares electronically and submit your questions to management during the special meeting by visiting www.virtualshareholdermeeting.com/FXNC2021SM and entering the 16-digit control number received with your proxy card.
Fincastle will hold a special meeting of its shareholders, which we refer to as the Fincastle special meeting, on June 16, 2021 at 9:00 a.m. local time, exclusively online at http://agm.issuerdirect.com/bftl, where the Fincastle shareholders will be asked to vote on a proposal to approve the merger agreement, which we refer to as the Fincastle merger proposal, and other related matters. Fincastle shareholders will be able to attend the Fincastle special meeting online, vote your shares electronically and submit your questions to management during the special meeting by visiting http://agm.issuerdirect.com/bftl and entering the 8-digit control number received with your proxy card. The password for the special meeting is the 8-digit control number.
The merger cannot be completed unless, among other things, holders of two-thirds of the issued and outstanding shares of First National common stock vote to approve the First National share issuance proposal and holders of a majority of the issued and outstanding shares of Fincastle common stock vote to approve the Fincastle merger proposal. First National and Fincastle are sending you this joint proxy statement/prospectus to ask you to vote in favor of these and other matters described in this joint proxy statement/prospectus.
YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES OF FIRST NATIONAL COMMON STOCK OR FINCASTLE COMMON STOCK YOU OWN. To ensure your representation at the First National special meeting or Fincastle special meeting, as applicable, please complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope or submit your proxy by telephone, by facsimile (for Fincastle shareholders only) or via the Internet, by following the instructions in the enclosed joint proxy statement/prospectus and on your proxy card. Please vote promptly whether or not you expect to virtually attend your meeting of shareholders. Submitting a proxy now will NOT prevent you from being able to vote live via the Internet at your meeting of shareholders. If you hold your shares in “street name,” you should instruct your broker, bank or other nominee how to vote in accordance with the voting instruction form you receive from your broker, bank or other nominee.
The First National board of directors has unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger, are in the best interests of First National and its shareholders, (ii) adopted the merger agreement and approved the execution and delivery of the merger agreement and the consummation of the transactions contemplated thereby, including the merger, and (iii) approved the issuance of shares of First National common stock in connection with the transactions contemplated by the merger agreement. The First National board of directors unanimously recommends that First National shareholders vote “FOR” the First National share issuance proposal and “FOR” the other matters to be considered at the First National special meeting.
The Fincastle board of directors has unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger, are in the best interests of Fincastle and its shareholders and (ii) adopted the merger agreement and approved the execution and delivery of the merger agreement and the consummation of the transactions contemplated thereby, including the merger. The Fincastle board of directors unanimously recommends that the Fincastle shareholders vote “FOR” the Fincastle merger proposal and “FOR” the other matters to be considered at the Fincastle special meeting.
This joint proxy statement/prospectus provides you with detailed information about the merger agreement and the merger. It also contains or references information about First National and Fincastle and certain related matters. You are encouraged to read this joint proxy statement/prospectus carefully. In particular, you should read the “Risk Factors” section beginning on page 33 for a discussion of the risks you should consider in evaluating the proposed merger and how it will affect you. You can also obtain information about First National from documents that have been filed with the U.S. Securities and Exchange Commission that are incorporated into this joint proxy statement/prospectus by reference.
Sincerely,
Scott C. Harvard	C. Scott Steele
President and Chief Executive Officer	President and Chief Executive Officer
First National Corporation	The Bank of Fincastle
Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger, the issuance of shares of First National common stock in connection with the merger or the other transactions described in this joint proxy statement/prospectus, or passed upon the adequacy or accuracy of the disclosure in this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.
The securities to be issued in connection with the merger are not savings accounts, deposits or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.
This joint proxy statement/prospectus is dated [•], 2021, and is first being mailed to First National shareholders and Fincastle shareholders on or about [•], 2021.

NOTICE OF THE SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 16, 2021
To the Shareholders of First National Corporation:
We are pleased to invite you to attend the special meeting of shareholders, which we refer to as the First National special meeting, of First National Corporation, which we refer to as First National, to be held on June 16, 2021 at 10:00 a.m. local time, exclusively online at www.virtualshareholdermeeting.com/FXNC2021SM. Only holders of record of First National common stock at the close of business on April 19, 2021 can attend the meeting via the Internet at www.virtualshareholdermeeting.com/FXNC2021SM by using your 16-digit control number on your proxy card and the instructions included in the enclosed joint proxy statement/prospectus. If you hold your shares in street name and you received this joint proxy statement/prospectus from your broker, bank or other nominee, your broker, bank or other nominee will provide you with instructions for voting your shares. If you hold shares through a broker, bank or other nominee and wish to vote your shares at the First National special meeting, you will need your unique 16-digit control number which appears on the instructions that accompanied this joint proxy statement/prospectus.
The meeting will be held for the following purposes:
1.
To consider and vote on a proposal for the issuance of First National common stock, $1.25 par value per share, which we refer to as First National common stock, to the common shareholders of The Bank of Fincastle, which we refer to as Fincastle, pursuant to the Agreement and Plan of Merger, dated as of February 18, 2021, by and among First National, First National’s wholly owned banking subsidiary, First Bank, and Fincastle, which we refer to as the merger agreement, a copy of which is included as Annex A to the joint proxy statement/prospectus of which this notice is a part, under which Fincastle will merge with and into First Bank, which proposal we refer to as the First National share issuance proposal; and

2.
To consider and vote on the proposal to adjourn the First National special meeting, if necessary or appropriate, to permit further solicitation of proxies in favor of the First National share issuance proposal, which proposal we refer to as the First National adjournment proposal.

The First National board of directors has set April 19, 2021 as the record date for the First National special meeting. Only holders of record of First National common stock at the close of business on April 19, 2021 will be entitled to notice of and to vote at the First National special meeting and any adjournments or postponements thereof.
The affirmative vote of two-thirds of the issued and outstanding shares of First National common stock entitled to vote thereon is required to approve the First National share issuance proposal. Assuming a quorum is present, approval of the First National adjournment proposal requires the votes cast in favor of the action exceed the votes cast opposing the action. First National will transact no other business at the First National special meeting, except for business properly brought before the First National special meeting or any adjournment or postponement thereof.
First National shareholders must approve the First National share issuance proposal in order for the merger to occur. If First National shareholders fail to approve the First National share issuance proposal, the merger will not occur. The joint proxy statement/prospectus accompanying this notice explains the merger agreement and the transactions contemplated thereby, as well as the proposals to be considered at the First National special meeting. Please carefully review the joint proxy statement/prospectus, including the annexes to and the documents incorporated by reference therein.
YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES OF FIRST NATIONAL COMMON STOCK YOU OWN. Whether or not you plan to virtually attend the First National special meeting, please complete, sign, date and return the enclosed proxy card by using the enclosed postage-paid envelope provided at your earliest convenience. You may also submit a proxy by telephone or via the Internet by following the instructions in the enclosed joint proxy statement/prospectus and on your proxy card. If you hold your shares in “street name” through a broker, bank or other nominee, you should direct the vote of your shares in accordance with the voting instruction form received from your broker, bank or other nominee.
i

The First National board of directors has unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger, are in the best interests of First National and its shareholders, (ii) adopted the merger agreement and approved the execution and delivery of the merger agreement and the consummation of the transactions contemplated thereby, including the merger, and (iii) approved the issuance of shares of First National common stock in connection with the transactions contemplated by the merger agreement. The First National board of directors unanimously recommends that First National shareholders vote “FOR” the First National share issuance proposal and “FOR” the First National adjournment proposal.
If you have any questions or need assistance with voting, please contact our proxy solicitor, Regan & Associates, Inc, by calling toll-free at 1-800-737-3426.
BY ORDER OF THE BOARD OF DIRECTORS,

Scott C. Harvard
President and Chief Executive Officer
[•], 2021
Strasburg, Virginia

NOTICE OF THE SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 16, 2021
To the Shareholders of The Bank of Fincastle:
A special meeting of the shareholders, which we refer to as the Fincastle special meeting, of The Bank of Fincastle, which we refer to as Fincastle, will be held on June 16, 2021 at 9:00 a.m. local time, exclusively online at http://agm.issuerdirect.com/bftl, subject to any adjournment or postponement thereof, for the following purposes:
1.
To consider and vote upon the proposal to approve an Agreement and Plan of Merger, dated as of February 18, 2021, by and among First National, First Bank and Fincastle, which we refer to as the merger agreement, a copy of which is included as Annex A to the joint proxy statement/prospectus of which this notice is a part, under which Fincastle will merge with and into First Bank, which we refer to as the merger, all on and subject to the terms and conditions contained in the merger agreement, which proposal we refer to as the Fincastle merger proposal; and

2.
To consider and vote on the proposal to adjourn the Fincastle special meeting, if necessary or appropriate, to permit further solicitation of proxies in favor of the Fincastle merger proposal, which proposal we refer to as the Fincastle adjournment proposal.

No other business may be conducted at the Fincastle special meeting. All holders of shares of common stock of Fincastle of record as of the close of business on April 16, 2021 will be entitled to notice of and to vote at the Fincastle special meeting and any adjournments thereof. The Fincastle special meeting may be adjourned from time to time upon approval of the holders of Fincastle common stock without any notice other than by announcement at the meeting of the adjournment thereof, and any and all business for which notice is hereby given may be transacted at such adjourned meeting.
The affirmative vote of a majority of the issued and outstanding shares of Fincastle common stock entitled to vote thereon is required to approve the Fincastle merger proposal. Assuming a quorum is present, approval of the Fincastle adjournment proposal requires the votes cast in favor of the action exceed the votes cast opposing the action.
Fincastle shareholders must approve the Fincastle merger proposal in order for the merger to occur. If Fincastle shareholders fail to approve the Fincastle merger proposal, the merger will not occur. The joint proxy statement/prospectus accompanying this notice explains the merger agreement and the transactions contemplated thereby, as well as the proposals to be considered at the Fincastle special meeting. Please carefully review the joint proxy statement/prospectus, including the annexes to and the documents incorporated by reference therein.
YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES OF FINCASTLE COMMON STOCK YOU OWN. Whether or not you plan to virtually attend the Fincastle special meeting, please complete, sign, date and return the enclosed proxy card by using the enclosed postage-paid envelope provided at your earliest convenience. You may also submit a proxy by telephone, by facsimile or via the Internet by following the instructions in the enclosed joint proxy statement/prospectus and on your proxy card. If you hold your shares in “street name” through a broker, bank or other nominee, you should direct the vote of your shares in accordance with the voting instruction form received from your broker, bank or other nominee.
The Fincastle board of directors has unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger, are in the best interests of Fincastle and its shareholders, and (ii) adopted the merger agreement and approved the execution and delivery of the merger agreement and the consummation of the transactions contemplated thereby, including the merger. The Fincastle board of directors unanimously recommends that Fincastle shareholders vote “FOR” the Fincastle merger proposal and “FOR” the Fincastle adjournment proposal.

If you have any questions or need assistance with voting, please contact our proxy solicitor, Regan & Associates, Inc, by calling toll-free at 1-800-737-3426.
BY ORDER OF THE BOARD OF DIRECTORS,

C. Scott Steele
President and Chief Executive Officer
[•], 2021
Fincastle, Virginia

WHERE YOU CAN FIND MORE INFORMATION
First National files annual, quarterly and special reports, proxy statements and other business and financial information with the U.S. Securities and Exchange Commission (the “SEC”). In addition, First National files reports and other business and financial information with the SEC electronically, and the SEC maintains a website located at www.sec.gov containing this information. You will also be able to obtain these documents, free of charge, from First National at https://www.fbvirginia.com/ under the “Investor Relations” link, then under the heading “Filings & Reports” and then “SEC Filings.” Except as specifically incorporated by reference into this joint proxy statement/prospectus, information on First National’s website or filed with the SEC is not part of this document.
If you are a Fincastle shareholder and have any questions about the merger agreement, the merger, the Fincastle special meeting or the joint proxy statement/prospectus, would like additional copies of the joint proxy statement/prospectus, need a proxy card or need help voting your shares of Fincastle common stock, please contact C. Scott Steele, President and Chief Executive Officer of Fincastle, at (540) 473-2761.
First National has filed a registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part. As permitted by SEC rules, this joint proxy statement/prospectus does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. You may obtain a free copy of the registration statement, including any amendments, schedules and exhibits at the address set forth below. Statements contained in this joint proxy statement/prospectus as to the contents of any contract or other documents referred to in this joint proxy statement/prospectus are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to the registration statement. This joint proxy statement/prospectus incorporates by reference documents that First National has previously filed with the SEC. These documents contain important information about First National and its financial condition. See “Incorporation of Certain Documents by Reference” beginning on page 138. These documents are available without charge to you upon written or oral request to First National’s principal executive office. The address and telephone numbers of such principal executive office is listed below.
First National Corporation
112 West King Street
Strasburg, Virginia 22657
Attention: Investor Relations
(540) 465-9121
If you have any questions regarding the accompanying joint proxy statement/prospectus, you may contact Regan & Associates, Inc., the proxy solicitor for First National and Fincastle, by calling toll-free at 1-800-737-3426.
To obtain timely delivery of these documents, you must request the information no later than June 9, 2021 in order to receive them before the First National special meeting and no later than June 2, 2021 in order to receive them before the Fincastle special meeting.
v

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS
This joint proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the SEC by First National, constitutes a prospectus of First National under Section 5 of the Securities Act of 1933, as amended, referred to as the Securities Act, with respect to the shares of First National common stock to be offered to Fincastle shareholders in connection with the merger. This joint proxy statement/prospectus also constitutes a joint proxy statement for both First National and Fincastle under Section 14(a) of the Securities Exchange Act of 1934, as amended, referred to as the Exchange Act. It also constitutes a notice of meeting with respect to the First National special meeting of shareholders and a notice of meeting with respect to the Fincastle special meeting of shareholders.
No person has been authorized to give any information or make any representation about the merger or First National or Fincastle that differs from, or adds to, the information in this joint proxy statement/prospectus or in documents that are publicly filed with the SEC. We take no responsibility for, and provide no assurance as to the reliability of, any other information that others may give you. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than the date of this joint proxy statement/prospectus, and neither the mailing of this joint proxy statement/prospectus to First National shareholders and Fincastle shareholders nor the issuance of First National common stock in the merger shall create any implication to the contrary.
This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.
All references in this joint proxy statement/prospectus to “First National” refer to First National Corporation, a Virginia corporation and all references to “First Bank” refer to First Bank, a Virginia state-chartered member bank. All references in this joint proxy statement/prospectus to “Fincastle” refer to The Bank of Fincastle, a Virginia state-chartered non-member bank. All references in this joint proxy statement/prospectus to the “combined company” refer to First National immediately following completion of the merger. All references in this joint proxy statement/prospectus to “First National common stock” refer to the common stock of First National, par value $1.25 per share, and all references in this joint proxy statement/prospectus to “Fincastle common stock” refer to the common stock of Fincastle, par value $0.04 per share. All references in this joint proxy statement/prospectus to the “merger agreement” refer to the Agreement and Plan of Merger dated February 18, 2021, by and among First National, First Bank, and Fincastle. All references in this joint proxy statement/prospectus to “we,” “our” and “us” refer to First National and Fincastle collectively, unless otherwise indicated or as the context requires.

QUESTIONS AND ANSWERS ABOUT THE MEETINGS
The following are answers to certain questions that you may have regarding the merger and the First National special meeting or Fincastle special meeting. We urge you to read carefully the remainder of this joint proxy statement/prospectus because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the annexes to, and the documents incorporated by reference in, this joint proxy statement/prospectus.
Q:	WHAT IS THE MERGER?
A:
First National, First Bank and Fincastle have entered into the merger agreement. Under the merger agreement, First Bank and Fincastle have agreed to combine their respective banking corporations, pursuant to which Fincastle will merge with and into First Bank, with First Bank continuing as the surviving bank, in a transaction we refer to as the merger. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.

First National will hold a special meeting of its shareholders and Fincastle will hold a special meeting of its shareholders to obtain the required approvals, and you are being provided with this joint proxy statement/prospectus in connection with those meetings. We urge you to read carefully this joint proxy statement/prospectus and the merger agreement in their entirety.
Q:	WHY AM I RECEIVING THIS DOCUMENT?
A:	In order to complete the merger, among other things:
•	First National common shareholders must approve the issuance of First National common stock to the Fincastle common shareholders in connection with the merger pursuant to the merger agreement; and
•	Fincastle common shareholders must approve the merger agreement.
Each of First National and Fincastle is sending this joint proxy statement/prospectus to its shareholders to help them decide how to vote their shares of common stock with respect to such matters to be considered at their respective meetings of shareholders.
Information about these meetings, the merger and the other business to be considered by First National shareholders at its special meeting or by Fincastle shareholders at its special meeting, as applicable, is contained in this joint proxy statement/prospectus and you should read it carefully.
This document constitutes both a joint proxy statement of First National and Fincastle and a prospectus of First National. It is a joint proxy statement because each of the boards of directors of First National and Fincastle is soliciting proxies from their shareholders using this document. It is a prospectus because First National, in connection with the merger, will issue shares of First National common stock to Fincastle common shareholders, and this joint proxy statement/prospectus contains information about that common stock.
Q:	WHAT WILL FINCASTLE COMMON SHAREHOLDERS RECEIVE IN THE MERGER?
A:
If the merger is completed, each outstanding share of Fincastle common stock, except for treasury stock or shares owned by Fincastle or First National, in each case, other than in a fiduciary or agency capacity or as a result of debts previously contracted (which will be cancelled), will be automatically converted into the right to receive, without interest, one of the following: (i) $3.30 in cash, (ii) 0.1649 shares of First National common stock, which we refer to as the exchange ratio, or (iii) a combination of cash and First National common stock. Fincastle shareholders will have the right to elect the form of consideration paid, subject to the limitations that 80% of Fincastle’s outstanding shares of common stock will be exchanged for First National common stock and 20% of Fincastle’s outstanding shares of common stock will be exchanged for cash. If Fincastle shareholders elect for more than 20% of Fincastle’s outstanding shares of common stock to be exchanged for cash, First National has the unilateral right to increase the amount of cash paid up to 22% of Fincastle’s outstanding shares of common stock and proportionally decrease the amount of First National common stock issued. In addition, First National will not issue any fractional shares of First National common stock in the merger. Instead, a Fincastle common shareholder who otherwise would have received a fraction of a share of First National common stock will receive an amount in cash (rounded up to the nearest cent) determined by multiplying (i) the volume weighted average prices of First National common stock for the 10 full trading days ending on the fifth trading day before the effective time of the merger by (ii) the fraction of a share of First National common stock to which such shareholder would otherwise be entitled to receive.
Q:	WILL THE VALUE OF THE MERGER CONSIDERATION TO FINCASTLE COMMON SHAREHOLDERS CHANGE BETWEEN THE DATE OF THIS JOINT PROXY STATEMENT/PROSPECTUS AND THE TIME THE MERGER IS COMPLETED?
A:
Yes. The value of the merger consideration to be issued in First National common stock will fluctuate between the date of this joint proxy statement/prospectus and the completion of the merger based upon the market value of First National common stock. Any fluctuation in the market price of First National common stock after the date of this document may change the value of the shares of First National common stock that Fincastle shareholders will receive.

Q:	WHAT WILL HAPPEN TO SHARES OF FIRST NATIONAL COMMON STOCK IN THE MERGER?
A:
Nothing. Each share of First National common stock outstanding prior to the effective time of the merger will remain outstanding as a share of First National common stock following the effective time of the merger.

Q:	WHAT AM I BEING ASKED TO VOTE ON?
A:	First National Special Meeting: First National shareholders are being asked to consider and vote on the following proposals:
•
a proposal to approve the issuance of First National common stock to the Fincastle common shareholders pursuant to the merger agreement, which we refer to as the First National share issuance proposal; and

•
a proposal to approve the adjournment of the First National special meeting, if necessary or appropriate, to permit further solicitation of proxies in favor of the First National share issuance proposal, which we refer to as the First National adjournment proposal.

Fincastle Special Meeting: Fincastle shareholders are being asked to consider and vote on the following proposals:
•	a proposal to approve the merger agreement, which we refer to as the Fincastle merger proposal; and
•
a proposal to approve the adjournment of the Fincastle special meeting, if necessary or appropriate, to permit further solicitation of proxies in favor of the Fincastle merger proposal, which we refer to as the Fincastle adjournment proposal.

Q:	WHO IS ENTITLED TO VOTE AT EACH MEETING?
A:
First National Special Meeting: All holders of First National common stock who held shares at the close of business on April 19, 2021, which we refer to as the First National record date, are entitled to receive notice of and to vote at the First National special meeting, provided that such shares of First National common stock remain outstanding on the date of the First National special meeting.

Fincastle Special Meeting: All holders of Fincastle common stock who held shares at the close of business on April 16, 2021, which we refer to as the Fincastle record date, are entitled to receive notice of and to vote at the Fincastle special meeting, provided that such shares of Fincastle common stock remain outstanding on the date of the Fincastle special meeting.
Q:	WHEN AND WHERE ARE THE FIRST NATIONAL SPECIAL MEETING AND FINCASTLE SPECIAL MEETING?
A:
First National Special Meeting: The First National special meeting will be held on June 16, 2021, at 10:00 a.m. local time. First National shareholders of record can attend the meeting via the Internet at www.virtualshareholdermeeting.com/FXNC2021SM by using your 16-digit control number on your proxy card and the instructions included in this joint proxy statement/prospectus.

Fincastle Special Meeting: The Fincastle special meeting will be held on June 16, 2021, at 9:00 a.m. local time. Fincastle shareholders of record can attend the meeting via the Internet at https://agm.issuerdirect.com/bftl by using your 8-digit control number on your proxy card and the instructions included in this joint proxy statement/prospectus. The password for the special meeting is the 8-digit control number.
Q:	WHAT CONSTITUTES A QUORUM AT EACH MEETING?
A:
First National Special Meeting: The presence, in person or represented by proxy, of at least a majority of the total number of outstanding shares of First National common stock entitled to vote is necessary in order to constitute a quorum for purposes of the matters being voted on at the First National special meeting.

Abstentions will be included in determining the number of shares present at the First National special meeting for the purpose of determining the presence of a quorum, but broker non-votes will not be counted for the purposes of determining whether a quorum exists.
Fincastle Special Meeting: The presence, in person or represented by proxy, of at least a majority of the total number of outstanding shares of Fincastle common stock entitled to vote is necessary in order to constitute a quorum for purposes of the matters being voted on at the Fincastle special meeting.
Abstentions will be included in determining the number of shares present at the Fincastle special meeting for the purpose of determining the presence of a quorum, but broker non-votes will not be counted for the purposes of determining whether a quorum exists.
Q:	WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL AT THE FIRST NATIONAL SPECIAL MEETING?
A:	First National share issuance proposal:
•
Standard: Approval of the First National share issuance proposal requires the affirmative vote of two-thirds of the issued and outstanding shares of First National common stock entitled to vote. First National shareholders must approve the First National share issuance proposal in order for the merger to occur. If First National shareholders fail to approve the First National share issuance proposal, the merger will not occur.

•
Effect of abstentions and broker non-votes: If you fail to vote, mark “ABSTAIN” on your proxy card, or fail to instruct your bank or broker how to vote with respect to the First National share issuance proposal, it will have the same effect as a vote “AGAINST” the proposal.

First National adjournment proposal:
•
Standard: Assuming a quorum is present, approval of the First National adjournment proposal requires the votes cast in favor of the action exceed the votes cast opposing the action. If First National shareholders fail to approve the First National adjournment proposal, but approve the share issuance proposal, the merger may nonetheless occur.

•
Effect of abstentions and broker non-votes: If you fail to vote, mark “ABSTAIN” on your proxy card or fail to instruct your bank or broker how to vote with respect to the First National adjournment proposal, you will be deemed not to have cast a vote with respect to the proposal and it will have no effect on the proposal.

Q:	WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL AT THE FINCASTLE SPECIAL MEETING?
A:	Fincastle merger proposal:
•
Standard: Approval of the Fincastle merger proposal requires the affirmative vote of a majority of the issued and outstanding shares of Fincastle common stock. Fincastle shareholders must approve the Fincastle merger proposal in order for the merger to occur. If Fincastle shareholders fail to approve the Fincastle merger proposal, the merger will not occur.

•
Effect of abstentions and broker non-votes: If you fail to vote, mark “ABSTAIN” on your proxy card or fail to instruct your bank or broker how to vote with respect to the Fincastle merger proposal, it will have the same effect as a vote “AGAINST” the proposal.

Fincastle adjournment proposal:
•
Standard: Assuming a quorum is present, approval of the Fincastle adjournment proposal requires the affirmative vote of a majority of shares of Fincastle common stock represented at the Fincastle special meeting, in person or by proxy, that are entitled to vote. If Fincastle shareholders fail to approve the Fincastle adjournment proposal, but approve the Fincastle merger proposal, the merger may nonetheless occur.

•
Effect of abstentions and broker non-votes: Because shares voted “ABSTAIN” are counted as present for purposes of determining a quorum, if you mark “ABSTAIN” on your proxy card, it will have the same effect as a vote “AGAINST” the Fincastle adjournment proposal. If you fail to vote or fail to instruct your bank or broker how to vote with respect to the Fincastle adjournment proposal, you will be deemed not to be present with respect to the proposal, and it will have no effect on the proposal.

Q:	WHAT ARE THE CONDITIONS TO COMPLETE THE MERGER?
A:
The obligations of First National and Fincastle to complete the merger are subject to the satisfaction or waiver of certain closing conditions contained in the merger agreement, including the receipt of required regulatory approvals and the expiration of all statutory waiting periods, a tax opinion, approval by First National shareholders of the First National share issuance proposal, approval by First National, as the sole shareholder of First Bank, and approval by Fincastle shareholders of the Fincastle merger proposal. For more information, see “The Merger Agreement—Conditions to Complete the Merger” beginning on page 90.

Q:	WHEN WILL THE MERGER BE COMPLETED?
A:
We will complete the merger when all of the conditions to completion contained in the merger agreement are satisfied or waived, including the receipt of required regulatory approvals and the expiration of all statutory waiting periods and approval by First National shareholders of the First National share issuance proposal, approval by First National, as the sole shareholder of First Bank, and approval by Fincastle shareholders of the Fincastle merger proposal. While we expect the merger to be completed in the third quarter of 2021, because fulfillment of some of the conditions to completion of the merger are not entirely within our control, we cannot assure you of the actual timing.

Q:	HOW DOES THE FIRST NATIONAL BOARD OF DIRECTORS AND THE FINCASTLE BOARD OF DIRECTORS RECOMMEND THAT I VOTE?
A:
The First National board of directors has unanimously adopted the merger agreement and approved the transactions contemplated thereby, including the issuance of First National common stock, and recommends that First National shareholders vote “FOR” the First National share issuance proposal and “FOR” the First National adjournment proposal.

The Fincastle board of directors has unanimously adopted the merger agreement and approved the transactions contemplated thereby and recommends that the Fincastle shareholders vote “FOR” the Fincastle merger proposal and “FOR” the Fincastle adjournment proposal.
Q:	WHAT DO I NEED TO DO NOW?
A:
After carefully reading and considering the information contained in or incorporated by reference into this joint proxy statement/prospectus, including its annexes, please vote your shares as soon as possible so that your shares will be represented at your respective company’s meeting of shareholders. Please follow the instructions set forth herein or on the enclosed proxy card or on the voting instruction form provided by your broker, bank or other nominee if your shares are held in the name of your broker, bank or other nominee.

Q:	HOW DO I VOTE?
A:
First National. If you are a shareholder of record of First National as of April 19, 2021, the First National record date, you may submit your proxy before the First National special meeting in any of the following ways:

•	by mail, by completing, signing, dating and returning the enclosed proxy card to First National using the enclosed postage-paid envelope;

•	by telephone, by calling toll-free 1-800-690-6903 and following the recorded instructions; or
•	via the Internet, by accessing the website www.proxyvote.com and following the instructions on the website; or
•
via the Internet during the First National special meeting at www.virtualshareholdermeeting.com/FXNC2021SM. To vote, a First National shareholder will need their unique 16-digit control number which appears on the proxy card and the instructions included in this joint proxy statement/prospectus.

If you intend to submit your proxy by telephone or via the Internet, you must do so by 11:59 p.m. Eastern Time on the day before the First National special meeting. If you intend to submit your proxy by mail, your completed proxy card must be received prior to the First National special meeting. Whether or not you intend to be present virtually at the First National special meeting, you are urged to complete, sign, date and return the enclosed proxy card to First National, in the enclosed postage-paid envelope or submit a proxy by telephone or via the Internet as described on the enclosed instructions as soon as possible.
Access to the Audio Webcast of the Meeting: The live audio webcast of the meeting will begin promptly at 10:00 a.m. local time. Online access to the audio webcast will open approximately 15 minutes prior to the start of the meeting to allow time for you to log in and test the computer audio system. First National encourages shareholders to access the meeting prior to the start time to allow ample time to complete the online check-in process.
Log-in Instructions: To attend the virtual meeting, login at www.virtualshareholdermeeting.com/FXNC2021SM. First National shareholders will need their unique 16-digit control number which appears on your proxy card and the instructions included in this joint proxy statement/prospectus.
Fincastle: If you are a shareholder of record of Fincastle as of April 16, 2021, the Fincastle record date, you may submit your proxy before the Fincastle special meeting in any of the following ways:
•	by mail, by completing, signing, dating and returning the enclosed proxy card to Fincastle using the enclosed postage-paid envelope;
•	by telephone, by calling toll-free 1-866-752-8683 and following the recorded instructions;
•	by facsimile, by using the following number: 202-521-3464;
•	via the Internet, by accessing the website http://www.iproxydirect.com/BFTL and following the instructions on the website; or
•
via the Internet during the Fincastle special meeting at http://agm.issuerdirect.com/bftl. To vote, a Fincastle shareholder will need their unique 8-digit control number which appears on the proxy card and the instructions included in this joint proxy statement/prospectus.

If you intend to submit your proxy by mail, your completed proxy card must be received prior to the Fincastle special meeting. Whether or not you intend to attend the virtual Fincastle special meeting, you are urged to complete, sign, date and return the enclosed proxy card to Fincastle in the enclosed postage-paid envelope or submit a proxy by telephone, by facsimile or via the Internet as described on the enclosed instructions as soon as possible.
Access to the Audio Webcast of the Meeting: The live audio webcast of the meeting will begin promptly at 9:00 a.m. local time. Online access to the audio webcast will be open approximately 15 minutes prior to the start of the meeting to allow time for shareholders to register. Fincastle encourages shareholders to access the meeting prior to the start time to allow ample time to complete the registration process.
Registration Process if You Hold Shares in Your Own Name: To attend the virtual meeting, register at http://agm.issuerdirect.com/bftl. Fincastle shareholders will need their unique 8-digit control number that appears on their proxy card and the instructions included in this joint proxy statement/prospectus. The password for the special meeting is the 8-digit control number.
Registration Process if Your Shares are Held in Street name through a Bank, Broker or Other Nominee: If you hold your shares in street name and you wish to virtually attend and participate in the Fincastle special meeting, you must first obtain a valid legal proxy from your bank, broker or other nominee and then register in advance to attend the special meeting. Follow the instructions from your bank, broker or other nominee included with the joint proxy statement/prospectus, or contact your bank, broker or other nominee to request a legal proxy form.
After obtaining a valid legal proxy from your bank, broker or other nominee, to then register to attend the special meeting you must send the legal proxy by email to Fincastle’s transfer agent at proxy@issuerdirect.com or by facsimile at 202-521-3464. The transfer agent will then send you an 8-digit control number to attend the Fincastle special meeting online.
Requests of registration must be received no later than 11:59 p.m. Eastern Time on the day before the Fincastle special meeting.
Q:	IF MY SHARES ARE HELD IN “STREET NAME” BY A BROKER, BANK OR OTHER NOMINEE, WILL MY BROKER, BANK OR OTHER NOMINEE VOTE MY SHARES FOR ME?
A:
No. Under the rules of The New York Stock Exchange, or the NYSE, brokers who hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion only on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not permitted to exercise their voting discretion with respect to the approval of matters that the NYSE determines to be “non-routine” without specific instructions from the beneficial owner. Under the NYSE rules, all of the proposals to be voted on at the First National special meeting and the Fincastle special meeting are considered “non-routine” matters. Because none of the proposals to be voted on at the First National special meeting and Fincastle special meeting are “routine” matters for which brokers may have discretionary authority to vote, neither First National nor Fincastle expects any broker non-votes at the First National special meeting or the Fincastle special meeting. As a result, if you hold your shares of First National common stock or Fincastle common stock in “street name,” your shares will not be represented and will not be voted on any matter unless you affirmatively instruct your bank, broker or other nominee how to vote your shares in one of the ways indicated by your bank, broker or other nominee. It is therefore critical that you cast your vote by instructing your bank, broker or other nominee on how to vote.

Please follow the voting instructions provided by your broker, bank or other nominee. If you are a First National shareholder and hold your shares in street name and you received this joint proxy statement/prospectus from your broker, bank or other nominee, your broker, bank or other nominee will provide you with instructions for voting your shares. If you hold shares through a broker, bank or other nominee and wish to vote your shares at the First National special meeting, you will need your unique 16-digit control number which appears on the instructions that accompanied this joint proxy statement/prospectus. Please note that if you are a Fincastle shareholder you may not vote shares held in “street name” by returning a proxy card directly to Fincastle or by voting by telephone, by facsimile or via the Internet at the Fincastle special meeting of shareholders, unless you provide a legal proxy, executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee. See discussion immediately above, or “Fincastle Special Meeting of Shareholders—Shares Held in Street Name” for more information on how to obtain a legal proxy for your respective special meeting.
Q:	WHAT WILL HAPPEN IF I RETURN MY PROXY CARD WITHOUT INDICATING HOW TO VOTE?
A:
If you sign and return your proxy card without indicating how to vote on any particular proposal, the shares of First National common stock represented by your proxy will be voted as recommended by the First National board of directors with respect to such proposal or the shares of Fincastle common stock represented by your proxy will be voted as recommended by the Fincastle board of directors with respect to such proposal, as the case may be.

Q:	MAY I CHANGE MY VOTE AFTER I HAVE SUBMITTED MY PROXY OR VOTING INSTRUCTION CARD?
A:
Yes. If you are the record holder of either First National or Fincastle common stock, you can change your vote or revoke your proxy at any time before your proxy is voted at the applicable meeting. You can do this by:

•	timely delivering a signed written notice of revocation to the Secretary of First National or Fincastle, as applicable;

•	timely delivering a new, valid proxy bearing a later date; or
•
attending the virtual special meeting and voting via the Internet. Simply attending the First National special meeting or the Fincastle special meeting without voting will not revoke any proxy that you have previously given or change your vote.

If you hold shares of either First National or Fincastle common stock in “street name,” you must contact your broker, bank or other nominee to change your vote.
Q:	HOW DO I MAKE MY STOCK ELECTION IF I AM A FINCASTLE SHAREHOLDER?
A:
Concurrently with the mailing of this joint proxy statement/prospectus, an election form will be mailed to each holder of record of Fincastle common stock for the Fincastle special meeting, which we refer to as the election form. Under the merger agreement, the Fincastle shareholders are required to make an election regarding the merger consideration no later than 4:00 p.m. local time on the seventh calendar day after the effective time of the merger (referred to as the election deadline). First National will make available one or more election forms as may be reasonably requested from time to time by all persons who become holders of record of Fincastle shares during the period following the record date and prior to the effective time of the merger.

If you hold your Fincastle common stock through a bank, broker or other nominee, you should follow the instructions provided by such bank, broker or other nominee to ensure that your election instructions are timely returned.
If a Fincastle shareholder does not make an election by the election deadline, the exchange agent has the discretion to choose the consideration such shareholder will receive.
Q:	SHOULD FINCASTLE SHAREHOLDERS SEND IN THEIR STOCK CERTIFICATES NOW?
A:
No. Fincastle common shareholders SHOULD NOT send in any stock certificates now. Unless a different timing is agreed to by First National and Fincastle, no later than 20 days prior to the effective time of the merger, First National will mail separate written instructions for surrendering your shares of Fincastle common stock in exchange for the merger consideration. In the meantime, you should retain your stock certificates because they are still valid. Please do not send in your stock certificates with your proxy card or election form.

Q:	ARE FIRST NATIONAL SHAREHOLDERS ENTITLED TO APPRAISAL RIGHTS?
A:
No, under the Virginia Stock Corporation Act, or the VSCA, which is the law under which First National is incorporated, the holders of First National common stock will not be entitled to any appraisal rights or dissenters’ rights in connection with the merger.

Q:	ARE FINCASTLE SHAREHOLDERS ENTITLED TO APPRAISAL RIGHTS?
A:	No, pursuant to Section 6.2-822 of the Code of Virginia, the holders of Fincastle common stock will not be entitled to any appraisal rights or dissenters’ rights in connection with the merger.
Q:	WHAT ARE THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO U.S. FINCASTLE SHAREHOLDERS?
A:
The merger is intended to qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, and it is a condition to the respective obligations of First National, First Bank and Fincastle to complete the merger that each receives a legal opinion to that effect. Therefore, for U.S. federal income tax purposes, as a result of the merger, a U.S. holder of shares of Fincastle common stock generally will not recognize gain or loss on the receipt of First National common stock in the merger, but will recognize gain or loss with respect to any cash consideration received and any cash received in lieu of fractional shares of First National common stock. For more information, see “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 93.

The consequences of the merger to any particular shareholder will depend on that shareholder’s particular facts and circumstances. Accordingly, you are urged to consult your tax advisor to determine your tax consequences from the merger.

Q:	WHAT HAPPENS IF THE MERGER IS NOT COMPLETED?
A:
If the merger is not completed, Fincastle’s common shareholders will not receive any consideration for their shares of Fincastle common stock in connection with the merger. Instead, Fincastle will remain an independent bank and Fincastle common stock will continue to be quoted and traded on the OTC Pink Open Market. In addition, if the merger agreement is terminated in certain circumstances, Fincastle may be required to pay First National a fee with respect to such termination of the merger agreement. See “The Merger Agreement—Termination; Termination Fee” beginning on page 91.

Q:	WHAT HAPPENS IF I SELL MY SHARES AFTER THE APPLICABLE RECORD DATE BUT BEFORE MY COMPANY’S MEETING OF SHAREHOLDERS?
A:
Each of the First National record date and Fincastle record date is earlier than the date of the First National special meeting or Fincastle special meeting, as applicable, and earlier than the date that the merger is expected to be completed. If you sell or otherwise transfer your shares of First National common stock or Fincastle common stock, as applicable, after the applicable record date but before the date of the applicable shareholder meeting, you will retain your right to vote at such meeting (provided that such shares remain outstanding on the date of such meeting), but, with respect to Fincastle common stock, you will not have the right to receive the merger consideration to be received by Fincastle shareholders in connection with the merger. In order to receive the merger consideration, you must hold your shares of Fincastle common stock through completion of the merger.

Q:	WHAT DO I DO IF I RECEIVE MORE THAN ONE JOINT PROXY STATEMENT/PROSPECTUS OR SET OF VOTING INSTRUCTIONS?
A:
First National shareholders and Fincastle shareholders may receive more than one set of voting materials, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction forms. For example, if you hold shares of First National or Fincastle common stock in more than one brokerage account, you will receive a separate voting instruction form for each brokerage account in which you hold such shares. If you hold shares directly as a record holder and also in “street name” or otherwise through a nominee, you will receive more than one joint proxy statement/prospectus and/or set of voting instructions relating to the applicable shareholder meeting. These should each be voted and/or returned separately in order to ensure that all of your shares are voted.

Q:	WILL A PROXY SOLICITOR BE USED?
A:
Yes. First National and Fincastle have each engaged Regan & Associates, Inc., which we refer to as Regan & Associates, to assist in the solicitation of proxies for the First National and Fincastle special meetings, and estimate that they will pay Regan & Associates a fee of approximately $13,500 and $6,500, respectively, plus certain expenses. First National and Fincastle have also agreed to indemnify Regan & Associates against certain losses. In addition, First National and Fincastle and their officers and employees may also solicit proxies from their respective shareholders by mail, telephone, facsimile, electronic mail or in person, but no additional compensation will be paid to them.

Q:	WHERE CAN I FIND MORE INFORMATION ABOUT THE COMPANIES?
A:
You can find more information about First National and Fincastle from the various sources described under “Where You Can Find More Information” in the forepart of this joint proxy statement/prospectus or “Incorporation of Certain Documents by Reference” beginning on page 138.

Q:	WHAT IS HOUSEHOLDING AND HOW DOES IT AFFECT ME?
A:
The SEC permits companies to send a single set of proxy materials to any household at which two or more shareholders reside, unless contrary instructions have been received, but only if the applicable shareholders provide advance notice and follow certain procedures. In such cases, each shareholder continues to receive a separate notice of the meeting and proxy card. Certain brokerage firms may have instituted householding for beneficial owners of First National common stock or Fincastle common stock, as applicable, held through brokerage firms. If your family has multiple accounts holding First National common stock or Fincastle common stock, as applicable, you may have already received a householding notification from your broker.

Please contact your broker directly if you have any questions or require additional copies of this joint proxy statement/prospectus. The broker will arrange for delivery of a separate copy of this joint proxy statement/prospectus promptly upon your written or oral request. You may decide at any time to revoke your decision to household, and thereby receive multiple copies.
Q:	WHOM SHOULD I CONTACT IF I HAVE ANY QUESTIONS?
A:
If you are a First National shareholder and you have any questions about the proxy materials or if you need assistance submitting your proxy or voting your shares or need additional copies of this joint proxy statement/prospectus or the enclosed proxy card, you should contact Regan & Associates, the proxy solicitation agent for First National, by calling toll-free at 1-800-737-3426. You may also contact First National at the address and telephone number below:

First National Corporation
112 West King Street
Strasburg, Virginia 22657
Attention: Investor Relations
(540) 465-9121
If you are a Fincastle shareholder and you have any questions about the proxy materials or if you need assistance submitting your proxy or voting your shares or need additional copies of this joint proxy statement/prospectus or the enclosed proxy card, you should contact Regan & Associates, the proxy solicitation agent for Fincastle, by calling toll-free at 1-800-737-3426. You may also contact Fincastle at the address and telephone number below:
The Bank of Fincastle
17 South Roanoke Street
Fincastle, Virginia 24090
Attention: Investor Relations
(540) 473-2761

SUMMARY
This summary highlights selected information included in this joint proxy statement/prospectus and does not contain all of the information that may be important to you. You should read this entire document and its annexes and the other documents to which we refer you before you decide how to vote. In addition, we incorporate by reference important business and financial information about First National into this joint proxy statement/prospectus. See “Where You Can Find More Information” in the forepart of this joint proxy statement/prospectus and “Incorporation of Certain Documents by Reference” beginning on page 138. Each item in this summary includes a page reference directing you to a more complete description of that item.
The Merger (page 50)
First National, First Bank, and Fincastle have entered into the merger agreement, pursuant to which Fincastle will merge with and into First Bank, with First Bank continuing as the surviving bank. The terms and conditions of the merger are contained in the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus. We encourage you to read the merger agreement carefully, as it is the legal document that governs the merger.
Merger Consideration (page 82)
Each outstanding share of Fincastle common stock, except for shares of Fincastle common stock owned by Fincastle or First National, in each case, other than in a fiduciary or agency capacity or as a result of debts previously contracted (which will be cancelled), will be automatically converted into the right to receive, without interest, one of the following: (i) $3.30 in cash, (ii) 0.1649 shares of First National common stock, or (iii) a combination of cash and First National common stock.
Each shareholder of Fincastle will have the opportunity to elect the form of merger consideration that he or she prefers. If a shareholder does not choose a preference, the merger consideration to be received by him or her will be determined by the exchange agent depending on the amount of cash and shares elected by those Fincastle shareholders who make an express election. Elections by Fincastle shareholders are limited by the requirement that 20% of the total number of outstanding shares of Fincastle common stock will be exchanged for cash and 80% of the outstanding shares of Fincastle common stock will be exchanged for shares of First National common stock. If Fincastle shareholders elect for more than 20% of Fincastle’s outstanding shares of common stock to be exchanged for cash consideration, First National has the unilateral right to increase the amount of cash paid up to 22% of Fincastle’s outstanding shares of common stock and proportionally decrease the amount of First National common stock issued. If the elections made by Fincastle shareholders would result in an oversubscription for either cash or stock, then the exchange agent will prorate the amount of cash and stock to be issued to Fincastle shareholders as necessary to satisfy this requirement. Accordingly, the form of consideration that a Fincastle shareholder receives will depend in part on the elections of other Fincastle shareholders.
Fincastle shareholders will not receive any fractional shares of First National common stock. Instead, you will receive a cash payment, without interest, for the value of any fraction of a share of First National common stock that you would otherwise be entitled to receive in an amount equal to such fractional part of a share of First National common stock multiplied by the volume weighted average price (rounded up to the nearest cent) of First National common stock on NASDAQ during the 10 consecutive trading days ending on the fifth trading day immediately prior to the date on which the effective time of the merger occurs.
After the merger, First National’s existing shareholders will own approximately 78% of First National’s total outstanding shares, on a fully diluted basis, and Fincastle’s shareholders will own approximately 22% of First National’s outstanding shares, on a fully diluted basis.
Based on the closing price of First National common stock on NASDAQ, on February 17, 2021, the last trading day before public announcement of the merger, of $18.40, the value of the per share merger consideration payable to holders of Fincastle common stock (assuming an 80/20 stock-cash mixed election) would be approximately $3.09. Based on the closing price of First National common stock on NASDAQ on April 22, 2021, the last practicable trading date before the date of this joint proxy statement/prospectus, of $18.18, the value of the per share merger consideration payable to holders of Fincastle common stock (assuming an 80/20 stock-cash mixed election) would be approximately $3.06. The value of the merger consideration to be issued in First National common stock will fluctuate between the date of this joint proxy statement/prospectus and the completion of the merger based upon the market value of First National common stock. Any fluctuation in the market price of First National common stock after the date of this document may change the value of the shares of First National common stock that Fincastle shareholders will receive. Therefore, the value of the merger consideration may be different than its estimated value based on the current price of First National common stock, the price of First National common stock at the time of the First National special meeting or the Fincastle special meeting and the price of First National common stock on the date the merger is completed.
Merger Consideration Election (page 82)
Concurrent with the mailing of the joint proxy statement/prospectus, or such other date as First National and Fincastle shall mutually agree, First National will cause the exchange agent to deliver or mail to Fincastle shareholders an election form and instructions for making an election as to the form of consideration preferred to be received in the merger. The available elections, election procedures, and deadline for making elections are described under the heading “The Merger Agreement—Conversion of Shares: Exchange and Payment Procedures” on page 83. To be effective, an election form must be properly completed and received by First National’s exchange agent no later than 4:00 p.m. Eastern Time on the seventh calendar day after the effective time of the merger (referred to as the election deadline). If a Fincastle shareholder does not make an election by the election deadline, the exchange agent has the discretion to choose the consideration such shareholder will receive.
After the election deadline, the elections made by Fincastle shareholders may be adjusted as necessary to ensure that First National pays cash in exchange for 20% of the outstanding shares of Fincastle common stock and First National common stock in exchange for 80% of the outstanding shares of Fincastle common stock. Notwithstanding the foregoing, First National has the unilateral right to increase the amount of cash paid up to 22% of the outstanding shares of Fincastle common stock. The merger agreement provides the method, which is described under the heading “The Merger Agreement—Allocation of the Merger Consideration” on page 84, for allocating shares of First National common stock and cash to be received for the shares of Fincastle common stock, based on the elections made. Accordingly, a Fincastle shareholder may receive less cash and more shares of First National common stock, or more shares of First National common stock and less cash, than elected.
Treatment of Fincastle Stock Options (page 85)
As of the date of this joint proxy statement/prospectus, there were outstanding options to purchase 100,000 shares of Fincastle common stock, with a weighted average exercise price of $2.40 per share. All of these outstanding options were held by executive officers. At the effective time of the merger, all rights with respect to the Fincastle common stock pursuant to the stock options granted by Fincastle, which are outstanding immediately prior to the effective time of the merger, whether or not exercisable, will convert into an obligation of First National to pay (or at the request of First National, of Fincastle to pay) and a right of the holder to receive a cash payment equal to the product obtained by multiplying (1) the number of shares of Fincastle common stock underlying such holder’s options by (2) the excess, if any, of the fair market value per share (as defined below) minus the exercise price per share under such option (provided, that if the fair market value per share does not exceed the exercise price per share of a particular option, then by $0.01). The fair market value per share for purposes of this calculation is the sum of (x) $3.30 multiplied by 0.20, plus (y) the product of the volume weighted average price (rounded up to the nearest cent) of First National common stock on NASDAQ during the 10 consecutive trading days ending on the fifth trading day immediately prior to the date on which the effective time of the merger occurs, multiplied by the exchange ratio (0.1649), multiplied by 0.80.
For more information, see “The Merger—Terms of the Merger—Treatment of Fincastle Equity Awards” beginning on page 77.
Recommendation of the First National Board of Directors (page 57)
The First National board of directors has unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger, are in the best interests of First National and its shareholders and (ii) adopted the merger agreement and approved the execution and delivery of the merger agreement and the consummation of the transactions contemplated thereby, including the merger, and (iii) approved the issuance of shares of First National common stock in connection with the transactions contemplated by the merger agreement. The First National board of directors unanimously recommends that First National shareholders vote “FOR” the First National share issuance proposal and “FOR” the First National adjournment proposal. See “The Merger—Recommendation of the First National Board of Directors and Reasons for the Merger” beginning on page 57.

Recommendation of the Fincastle Board of Directors (page 58)
The Fincastle board of directors has unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger, are in the best interests of Fincastle and its shareholders and (ii) adopted the merger agreement and approved the execution and delivery of the merger agreement and the consummation of the transactions contemplated thereby, including the merger. The Fincastle board of directors unanimously recommends that the Fincastle shareholders vote “FOR” the Fincastle merger proposal and “FOR” the Fincastle adjournment proposal. See “The Merger—Recommendation of the Fincastle Board of Directors and Reasons for the Merger” beginning on page 58.
Opinion of First National’s Financial Advisor (page 59)
At the February 18, 2021 meeting at which First National’s board of directors considered the transaction and the merger agreement, Piper Sandler & Co., which we refer to as Piper Sandler, delivered to the board of directors its oral opinion, which was subsequently confirmed in writing on February 18, 2021, to the effect that, as of such date, the merger consideration was fair to First National from a financial point of view. The full text of Piper Sandler’s opinion is attached as Annex B to this joint proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Piper Sandler in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of First National common stock are urged to read the entire opinion carefully in connection with their consideration of the proposed transaction.
Piper Sandler’s opinion was directed to the board of directors of First National in connection with its consideration of the merger and the merger agreement and does not constitute a recommendation to any shareholder of First National as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the approval of the merger and the merger agreement. Piper Sandler’s opinion was directed only to the fairness, from a financial point of view, of the merger consideration to First National and did not address the underlying business decision of First National to engage in the merger, the form or structure of the merger or any other transactions contemplated in the merger agreement, the relative merits of the merger as compared to any other alternative transactions or business strategies that might exist for First National or the effect of any other transaction in which First National might engage. Piper Sandler also did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by any officer, director or employee of First National or Fincastle, or any class of such persons, if any, relative to the compensation to be received in the merger by any other shareholder.
For more information, see the section entitled “The Merger—Opinion of First National’s Financial Advisor” beginning on page 59 of this joint proxy statement/prospectus and the copy of Piper Sandler’s opinion attached to this joint proxy statement/prospectus as Annex B.
Opinion of Fincastle’s Financial Advisor (page 69)
At a meeting of the Fincastle board of directors on February 18, 2021, one of Fincastle’s financial advisors, RP Financial, LC., which we refer to as RP Financial, delivered its written opinion to the Fincastle board of directors that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the merger consideration, as set forth in the merger agreement was fair to the holders of Fincastle common stock from a financial point of view.
The RP written opinion, dated February 18, 2021, is sometimes referred to herein as the RP Financial opinion. The full text of the RP Financial opinion, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex C to this joint proxy statement/prospectus and is incorporated herein by reference. The summary of the RP Financial opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. Fincastle’s shareholders are urged to read the opinion in its entirety. The RP Financial opinion was addressed to the Fincastle board of directors (in its capacity as such) in connection with its consideration of the financial terms of the merger. The RP Financial opinion did not address the underlying business decision of Fincastle to engage in the merger or enter into the merger agreement or constitute a recommendation to the Fincastle board of directors in connection with the merger, and it does not constitute a recommendation to any holder of Fincastle common stock or any shareholder of any entity as to how to vote in connection with the merger or any other matter.

For more information, see the section entitled “The Merger—Opinion of Fincastle’s Financial Advisor” beginning on page 69 of this joint proxy statement/prospectus and the copy of the RP Financial opinion included in this joint proxy statement/prospectus as Annex C.
First National Special Meeting of Shareholders (page 40)
The special meeting of First National shareholders will be held on June 16, 2021, at 10:00 a.m. local time, exclusively online at www.virtualshareholdermeeting.com/FXNC2021SM. The First National board of directors has fixed the close of business on April 19, 2021 as the record date for determining the holders of First National common stock entitled to receive notice of, and to vote at, the First National special meeting. Only holders of record as of the record date can attend the meeting via the Internet at www.virtualshareholdermeeting.com/FXNC2021SM by using your 16-digit control number on your proxy card and the instructions included in the enclosed joint proxy statement/prospectus. At the First National special meeting, First National shareholders will be asked to approve the First National share issuance proposal and the First National adjournment proposal.
The presence, in person or represented by proxy, of at least a majority of the total number of outstanding shares of First National common stock entitled to vote is necessary in order to constitute a quorum for purposes of the matters being voted on at the First National special meeting.
Each share of First National common stock entitles the holder thereof to one vote on each proposal to be considered at the First National special meeting. As of the First National record date, there were 4,868,462 shares of First National common stock outstanding and entitled to vote at the First National special meeting held by 517 holders of record. As of the First National record date, directors and executive officers of First National and their affiliates owned and were entitled to vote 742,643 shares of First National common stock, representing approximately 15.25% of the shares of First National common stock issued and outstanding on that date. First National currently expects that its directors and executive officers will vote their shares in favor of the First National share issuance proposal and the First National adjournment proposal, although none of them has entered into any agreements obligating them to do so. As of the First National record date, Fincastle did not beneficially hold any shares of First National common stock.
Fincastle Special Meeting of Shareholders (page 45)
The special meeting of Fincastle shareholders will be held on June 16, 2021 at 9:00 a.m. local time, exclusively online at http://agm.issuerdirect.com/bftl. At the Fincastle special meeting, Fincastle shareholders will be asked to approve the Fincastle merger proposal and the Fincastle adjournment proposal.
The Fincastle board of directors has fixed the close of business on April 16, 2021 as the record date for determining the holders of Fincastle common stock entitled to receive notice of, and to vote at, the Fincastle special meeting. As of the Fincastle record date, there were 10,199,999 shares of Fincastle common stock outstanding and entitled to vote at the Fincastle special meeting held by 515 holders of record.
The presence, in person or represented by proxy, of at least a majority of the total number of outstanding shares of Fincastle common stock entitled to vote is necessary in order to constitute a quorum for purposes of the matters being voted on at the Fincastle special meeting.
Each share of Fincastle common stock entitles the holder thereof to one vote on each proposal to be considered at the Fincastle special meeting. As of the Fincastle record date, directors and executive officers of Fincastle and their affiliates owned and were entitled to vote 1,342,634 shares of Fincastle common stock, representing approximately 13.1% of the shares of Fincastle common stock issued and outstanding on that date. In connection with entering into the merger agreement, each of Fincastle’s directors and executive officers entered into a voting and support agreement (collectively, the “Officers and Directors Agreements”). The Officers and Directors Agreements generally require such executive officer or director party thereto to vote all of his or her shares of Fincastle common stock (i) in favor of the merger, (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Fincastle under the merger agreement, and (iii) against alternative transactions. As of the record date, First National did not beneficially hold any shares of Fincastle common stock.
Interests of Fincastle Directors and Executive Officers in the Merger (page 76)
In considering the recommendation of the Fincastle board of directors with respect to the merger, Fincastle shareholders should be aware that certain of Fincastle’s directors and executive officers have interests in the merger, including financial interests, that may be different from, or in addition to, the interests of the other Fincastle shareholders generally. The Fincastle board of directors was aware of and considered these interests during its deliberations of the merits of the merger and in determining to recommend to Fincastle shareholders that they vote to approve the Fincastle merger proposal and thereby approve the transactions contemplated by the merger agreement, including the merger.
These interests include, among others:
•
C. Scott Steele and Sandra N. Craft have each entered into an employment agreement with First National and First Bank that governs the terms of his or her employment following the effective time of the merger;

•	Following the merger, First National will generally indemnify and provide liability insurance to the present and former directors and executive officers of Fincastle, subject to certain exceptions;
•	Following the merger, George Edwin Holt, III, C. Ray Sprinkle, and Kirtesh Patel will serve on the board of directors of the combined company and First Bank;
•
C. Scott Steele, Peter C. Sackett, Sandra N. Craft, and Michael J. Jasper will receive lump-sum cash payments pursuant to their employment agreements with Fincastle upon the effectuation of the merger;

•	C. Scott Steele, Peter C. Sackett, Sandra N. Craft, Michael J. Jasper and Kirtesh Patel each will receive shares of restricted stock that will fully vest upon the effectuation of the merger;
•	C. Scott Steele, Peter C. Sackett, Sandra N. Craft and Michael J. Jasper will each receive a cash bonus contingent upon their continued service through the effectuation of the merger; and
•	Peter C. Sackett and Michael J. Jasper will each receive a retention bonus from First National to the extent that they remain employed by First National through December 31, 2021.
For a more complete description of these interests, see “The Merger—Interests of Fincastle Directors and Executive Officers in the Merger” beginning on page 76.
Litigation Relating to the Merger (page 79)
Certain litigation is pending in connection with the merger. For more information, see “The Merger—Litigation Relating to the Merger” beginning on page 79.
Regulatory Approvals Required for the Merger (page 88)
Subject to the terms of the merger agreement, both First National and Fincastle have agreed to use their commercially reasonable efforts to obtain as promptly as reasonably practicable all regulatory approvals necessary or advisable to complete the transactions contemplated by the merger agreement, including the merger, and comply with the terms and conditions of such approvals. These approvals include approvals from the Board of Governors of the Federal Reserve System, which we refer to as the Federal Reserve Board, and the Bureau of Financial Institutions division of the State Corporation Commission of the Commonwealth of Virginia, in connection with the merger. Notifications and/or applications requesting approval for the transactions contemplated by the merger agreement may also be submitted to other federal and state regulatory authorities and self-regulatory organizations. First National and First Bank intend to file notices and applications to obtain the necessary regulatory approvals on or about April 23, 2021. The completion of the merger is also subject to the expiration of certain waiting periods and other requirements. Although neither First National nor First Bank knows of any reason why it would not be able to obtain the necessary regulatory approvals to complete the merger in a timely manner, neither First National nor First Bank can be certain when or if it will obtain such approvals or, if obtained, whether such approvals will contain terms, conditions or restrictions not currently contemplated, which in the reasonable judgment of the board of directors of First National would so materially adversely affect the economic or business benefits of the transactions contemplated by the merger agreement that, had such condition or requirement been known, First National would not, in its reasonable judgment, have entered into the merger agreement. For more information regarding the regulatory approvals to which completion of the merger are subject, see “Regulatory Matters” beginning on page 88.

Conditions to the Merger (page 90)
The obligations of First National and Fincastle to complete the merger are each subject to the satisfaction (or waiver, if permitted) of the following conditions, among others:
•	the approval of the First National share issuance proposal by the requisite vote of the First National common shareholders;
•	the approval of the merger by First National as the sole shareholder of First Bank;
•	the approval of the Fincastle merger proposal by the requisite vote of the Fincastle common shareholders;
•
the receipt of all required regulatory approvals which are necessary to consummate the merger, generally without any conditions or requirements which would, in the reasonable judgment of the board of directors of First National, materially adversely affect the economic or business benefits of the transactions contemplated by the merger agreement such that, had First National known about such condition or requirement, it would not have entered into the merger agreement, and the expiration of all statutory waiting periods;

•
the effectiveness of the registration statement on Form S-4, of which this joint proxy statement/prospectus is a part, and the absence of a stop order or proceeding initiated or threatened by the SEC for that purpose;

•
the absence of any order, injunction or decree by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the merger or any of the other transactions contemplated by the merger agreement, and the absence of any statute, rule, regulation, order, injunction or decree enacted, entered, promulgated or enforced by any governmental entity which prohibits or makes illegal the closing of the merger

•	the authorization for listing on NASDAQ of the shares of First National common stock to be issued to Fincastle shareholders;
•	subject to certain exceptions, the accuracy of the representations and warranties of the other party, generally subject to a material adverse effect qualification;
•	the prior performance in all material respects by the other party of the obligations required to be performed by it at or before the closing date of the merger; and
•	receipt of an opinion from First National’s counsel to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.
Neither Fincastle nor First National can be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed. For more information see “The Merger Agreement—Conditions to Complete the Merger” beginning on page 90.
Agreement Not to Solicit Other Offers (page 90)
Fincastle has agreed that neither it, nor its affiliates or representatives, will solicit, or initiate, or knowingly encourage or knowingly facilitate an acquisition proposal (generally, a tender offer or proposal for a merger, asset acquisition, or other business combination), other than the transactions contemplated by the merger agreement. Pursuant to the merger agreement, except to the extent necessary to comply with the fiduciary duties of their board of directors, neither Fincastle, nor any affiliate or representative of such party, will, prior to the shareholder vote on the merger agreement and subject to certain exceptions, furnish any non-public information that it is not legally obligated to furnish, or negotiate with respect to, or enter into any contract with respect to, any acquisition proposal. In the merger agreement, Fincastle also agreed to terminate any existing negotiations with any other parties with respect to any of the foregoing and agreed to use its reasonable efforts to cause its representatives to comply with any of the foregoing.

Termination; Termination Fee (page 91)
The merger agreement may be terminated, and the merger abandoned, at any time prior to its effective time, by mutual consent of the boards of directors of Fincastle and First National. In addition, the merger agreement may be terminated, and the merger abandoned, prior to the effective time of the merger by either Fincastle or First National if:
•
the other party breaches any representation, warranty or covenant in the merger agreement which cannot be or is not cured within 30 days of notice of such breach; provided, that such breach is reasonably likely to have a material adverse effect on such breaching party or to prevent such breaching party from complying in all material respects with its covenants;

•
any consent of any regulatory authority required for consummation of the merger is denied by final nonappealable action of the regulatory authority or if any action taken by the regulatory authority is not appealed within the time limit for appeal; any law or order permanently prohibiting the merger shall have become final and nonappealable; Fincastle shareholders fail to approve the merger proposal at the Fincastle special meeting; or First National shareholders fail to approve the share issuance proposal at the First National special meeting; or

•	the merger has not been consummated by October 31, 2021.
Notwithstanding approval of the merger proposal by Fincastle shareholders or the approval of the share issuance proposal by First National shareholders, First National may terminate the merger if:
•
the board of directors of Fincastle withdraws, qualifies, or modifies, or proposes publicly to withdraw, qualify or modify, in a manner adverse to First National, its recommendation that the Fincastle shareholders approve the merger agreement, or approves or recommends, or proposes publicly to approve or recommend an acquisition proposal by any other person;

•
the board of directors of Fincastle fails to reaffirm its recommendation that the Fincastle shareholders approve the merger agreement within 10 business days after First National requests such reaffirmation at any time following the public announcement of an acquisition proposal by any other person; or

•
Fincastle fails to comply in all material aspects with its obligations regarding obtaining shareholder approval for the merger agreement and solicitation of other offers for an acquisition of Fincastle, each as set forth in the merger agreement.

In this event, Fincastle must pay First National a termination fee of $1,400,000, within five business days of the termination date.
Fincastle may also terminate the merger agreement if it receives an acquisition proposal from a third party that is superior to First National’s proposal and concludes after receiving legal and financial advice that the board of directors would be in breach of its fiduciary duties if the board of directors did not accept the superior proposal; provided, however, First National would then have the opportunity to match the superior proposal in order to proceed with the merger. If Fincastle so terminates the merger agreement, Fincastle must pay First National a termination fee of $1,400,000 within five business days of the termination date.
In addition, if (i) an acquisition proposal with respect to Fincastle is communicated to the shareholders, senior management, or board of directors of Fincastle or any person publicly announces an intention to make an acquisition proposal with respect to Fincastle, in either case after the date of the merger agreement, (ii) the merger agreement is then terminated due to a failure to obtain the Fincastle shareholder vote, a material breach of the merger agreement by Fincastle, or failure to close the merger by October 31, 2021, and (iii) within one year after the termination of the merger agreement, Fincastle consummates an acquisition transaction or enters into an acquisition agreement, then it must pay the $1,400,000 termination fee to First National on the date such acquisition transaction is consummated.
Amendment, Waiver and Extension of the Merger Agreement (page 92)
To the extent permitted by law, Fincastle and First National, with the approval of their respective boards of directors, may amend the merger agreement by written agreement at any time without the approval of Fincastle shareholders or First National shareholders. However, after the approval of the merger by Fincastle shareholders, no amendment may decrease or modify the consideration to be received without the further approval of Fincastle shareholders.

Prior to or at the effective time of the merger, either Fincastle or First National may waive any default in the performance of any term of the merger agreement by the other party, may waive or extend the time for the fulfillment by the other party of any of its obligations under the merger agreement, and may waive any of the conditions precedent to the obligations of such party under the merger agreement, except any condition that, if not satisfied, would result in the violation of an applicable law.
For more information, see “The Merger Agreement—Amendment, Waiver and Extension of the Merger Agreement” beginning on page 92.
No Appraisal or Dissenter Rights (page 131)
Fincastle shareholders are not entitled to appraisal rights under Section 6.2-822 of the Code of Virginia in connection with the merger. First National shareholders are not entitled to appraisal or dissenters’ rights under the VSCA in connection with the merger. For more information, see “No Appraisal or Dissenter Rights” beginning on page 131.
Comparison of Rights of Fincastle Shareholders and First National Shareholders (page 96)
Following the merger, the rights of Fincastle shareholders who become First National shareholders in the merger will no longer be governed by Fincastle’s articles of incorporation, which we refer to as the Fincastle charter, and Fincastle’s bylaws, which we refer to as the Fincastle bylaws, and instead will be governed by First National’s articles of incorporation and bylaws. For more information, see “Comparison of Rights of Fincastle Shareholders and First National Shareholders” beginning on page 96.
Risk Factors (page 33)
You should consider all the information contained in or incorporated by reference into this joint proxy statement/prospectus in deciding how to vote for the proposals presented in the joint proxy statement/prospectus. In particular, you should consider the factors described under “Risk Factors” beginning on page 33.
Accounting Treatment of the Merger (page 80)
First National will account for the merger using the acquisition method of accounting. Under this accounting method, First National would record the acquired identifiable assets and liabilities assumed at their fair market value at the time the merger is complete. Any excess of the cost of Fincastle over the sum of the fair values of tangible and identifiable intangible assets less liabilities assumed would be recorded as goodwill. Based on an assumed purchase price of $31.6 million and utilizing information as of December 31, 2020, estimated goodwill and other intangibles would total approximately $4.8 million. First National’s reported income would include the operations of Fincastle after the merger. Financial statements of First National after completion of the merger would reflect the impact of the acquisition of Fincastle. Financial statements of First National issued before completion of the merger would not be restated retroactively to reflect Fincastle’s historical financial position or results of operations.
Material U.S. Federal Income Tax Consequences of the Merger (page 93)
The merger is intended to qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code, and it is a condition to the respective obligations of First National, First Bank and Fincastle to complete the merger that each receives a legal opinion to that effect. Therefore, for U.S. federal income tax purposes, as a result of the merger, a U.S. holder of shares of Fincastle common stock generally will not recognize gain or loss with respect to First National common stock received in the merger, but will recognize gain or loss with respect to any cash consideration received and any cash received in lieu of fractional shares of First National common stock.
For more information, see “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 93.
The Parties (page 49)
First National Corporation
112 West King Street
Strasburg, Virginia 22657
(540) 465-9121

First National Corporation is a bank holding company headquartered in Strasburg, Virginia, that was incorporated in the Commonwealth of Virginia on September 7, 1983. First National’s common stock is listed on NASDAQ under the symbol “FXNC.” As of December 31, 2020, First National had total assets of $950.9 million, total loans of $629.9 million, total deposits of $842.5 million and total shareholders’ equity of $84.9 million. First National operates through a single subsidiary bank, First Bank. As of December 31, 2020, First Bank had 14 banking offices located throughout the Shenandoah Valley, the central regions of Virginia and in the city of Richmond.
More information about First National is available by visiting the “Investor Information” link on its website at https://www.fbvirginia.com/. Information contained on First National’s website does not constitute part of, and is not incorporated into, this joint proxy statement/prospectus. For a complete description of First National’s business, financial condition, results of operations and other important information, please refer to First National’s filings with the SEC that are incorporated by reference in this document, including its Annual Report on Form 10-K for the year ended December 31, 2020. For instructions on how to find copies of these documents, see “Where You Can Find More Information” beginning on page v.
The Bank of Fincastle
17 South Roanoke Street
Fincastle, Virginia 24090
(540) 473-2761
The Bank of Fincastle is a Virginia state-chartered non-member bank headquartered in Fincastle, Virginia, that was chartered in the Commonwealth of Virginia on September 22, 1875. At December 31, 2020, Fincastle had total assets of $256.2 million, total loans of $202.2 million, total deposits of $224.3 million and total shareholders’ equity of $30.0 million. Fincastle has six banking office located throughout the Botetourt County, Virginia.
More information about Fincastle is available by visiting the “Investor Relations” link on its website at https://www.bankoffincastle.bank/. Information contained on Fincastle’s website does not constitute part of, and is not incorporated into, this joint proxy statement/prospectus.

SELECTED HISTORICAL FINANCIAL DATA OF FIRST NATIONAL
The following table sets forth a summary of selected historical consolidated financial information of First National as of and for the years ended December 31, 2020, 2019, 2018, 2017, and 2016. The summary selected balance sheet data as of December 31, 2020 and 2019 and the summary selected income statement data for the years ended December 31, 2020 and 2019 was derived from First National’s audited consolidated financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2020, incorporated by reference in this joint proxy statement/prospectus. The summary selected balance sheet data as of December 31, 2018, 2017 and 2016 and the summary selected income statement data for the years ended December 31, 2018, 2017 and 2016 were derived from First National’s audited consolidated financial statements for each respective year that are not included in this joint proxy statement/prospectus or incorporated by reference in this joint proxy statement/prospectus. You should read this information in conjunction with First National’s consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in First National’s Annual Report on Form 10-K for the year ended December 31, 2020. See “Where You Can Find More Information” in the forepart of this joint proxy statement/prospectus and “Incorporation of Certain Documents by Reference” beginning on page 138.
	As of and for the years ended December 31,
	2020	2019	2018	2017	2016
Results of Operations
Interest and dividend income	$32,851	$32,897	$31,138	$27,652	$25,237
Interest expense	3,383	4,887	3,512	2,386	1,982
Net interest income	29,468	28,010	27,626	25,266	23,255
Provision for loan losses	3,000	450	600	100	—
Net interest income after provision for loan losses	26,468	27,560	27,026	25,166	23,255
Noninterest income	8,225	8,552	9,157	8,292	8,493
Noninterest expense	23,786	24,318	23,761	23,284	23,488
Income before income taxes	10,907	11,794	12,422	10,174	8,260
Income tax expense	2,049	2,238	2,287	3,726	2,353
Net income	$8,858	$9,556	$10,135	$6,448	$5,907
Key Performance Ratios
Return on average assets	0.98%	1.23%	1.34%	0.89%	0.84%
Return on average equity	10.92%	13.19%	16.36%	11.57%	12.00%
Net interest margin(1)	3.50%	3.88%	3.93%	3.77%	3.61%
Efficiency ratio(1)	62.52%	65.28%	63.05%	66.42%	71.05%
Dividend payout	24.23%	18.70%	9.78%	10.73%	10.01%
Equity to assets	8.93%	9.65%	8.85%	7.87%	7.28%
Per Common Share Data
Net income, basic	$1.82	$1.92	$2.05	$1.30	$1.20
Net income, diluted	1.82	1.92	2.04	1.30	1.20
Cash dividends	0.44	0.36	0.20	0.14	0.12
Book value at period end	17.47	15.54	13.45	11.76	10.58
Financial Condition
Assets	$950,932	$800,048	$752,969	$739,110	$716,000
Loans, net	622,429	569,412	537,847	516,875	480,746
Securities	156,334	140,416	144,953	139,033	149,748
Deposits	842,461	706,442	670,566	664,980	645,570
Shareholders’ equity	84,916	77,219	66,674	58,154	52,151
Average shares outstanding, diluted	4,880	4,968	4,956	4,944	4,928

	As of and for the years ended December 31,
	2020	2019	2018	2017	2016
Capital Ratios(2)
Leverage	8.80%	10.13%	9.26%	8.46%	8.48%
Risk-based capital ratios:
Common equity Tier 1 capital	14.57%	13.99%	12.71%	12.09%	12.38%
Tier 1 capital	14.57%	13.99%	12.71%	12.09%	12.38%
Total capital	15.82%	14.84%	13.62%	13.12%	13.47%
(1)	This is a non-GAAP financial measure. See the section entitled “Reconciliation of First National Non-GAAP Financial Measures.”
(2)	All capital ratios reported are for First Bank.
Reconciliation of First National Non-GAAP Financial Measures
In reporting the consolidated financial data as of and for each of the years in the five-year period ended December 31, 2020, First National has provided supplemental performance measures on a tax-equivalent or tangible basis. These non-GAAP financial measures are a supplement to generally accepted accounting principles in the United States (“GAAP”), which is used to prepare First National’s financial statements, and should not be considered in isolation or as a substitute for comparable measures calculated in accordance with GAAP. In addition, First National’s non-GAAP financial measures may not be comparable to non-GAAP financial measures of other companies. First National uses the non-GAAP financial measures discussed herein in its analysis of First National’s performance.
The efficiency ratio is calculated by dividing noninterest expense excluding (i) gains or losses on the sale of other real estate owned (ii) amortization of intangibles and (iii) gains or losses on disposal of property and equipment by net interest income including tax equivalent income on nontaxable loans and securities and noninterest income and excluding gains or losses on securities. First National believes that this measure provides investors with important information regarding operational efficiency. The components of the efficiency ratio calculation are summarized in the table below (dollars in thousands).
The net interest margin is calculated by dividing tax equivalent net interest income by total average earning assets. Because a portion of interest income earned by First National is nontaxable, the tax equivalent net interest income is considered in the calculation of this ratio. Tax equivalent net interest income is calculated by adding the tax benefit realized from interest income that is nontaxable to total interest income then subtracting total interest expense. The tax rate utilized in calculating the tax benefit for 2020, 2019 and 2018 is 21%, and the tax rate utilized in calculating the tax benefit for 2017 and 2016 is 34%. The reconciliation of tax equivalent net interest income, which is not a measurement under GAAP, to net interest income, is reflected in the table below (in thousands).
	Efficiency Ratio
	For the years ended December 31,
	2020	2019	2018	2017	2016
Noninterest expense	$23,786	$24,318	$23,761	$23,284	$23,488
Add/(Subtract): other real estate owned (expense)/income, net	—	(1)	20	186	120
Subtract: amortization of intangibles	(151)	(302)	(458)	(621)	(771)
Add/(Subtract): gains/(losses) on disposal of premises and equipment, net	29	(14)	(2)	(252)	(8)
	$23,664	$24,001	$23,321	$22,597	$22,829
Tax-equivalent net interest income	$29,666	$28,217	$27,833	$25,638	$23,646
Noninterest income	8,225	8,552	9,157	8,292	8,493
Add/(Subtract): securities (gains)/losses, net	(40)	(1)	1	90	(8)
	$37,851	$36,768	$36,991	$34,020	$32,131
Efficiency ratio	62.52%	65.28%	63.05%	66.42%	71.05%

	Reconciliation of Net Interest Income to Tax-Equivalent Net Interest Income
	For the years ended December 31,
	2020	2019	2018	2017	2016
GAAP measures:
Interest income - loans	$29,497	$28,958	$26,874	$24,082	$21,662
Interest income - investments and other	3,354	3,939	4,264	3,570	3,575
Interest expense - deposits	(2,589)	(4,104)	(2,755)	(1,723)	(1,353)
Interest expense - federal funds purchased	—	(1)	—	—	(3)
Interest expense - subordinated debt	(501)	(360)	(360)	(360)	(361)
Interest expense - junior subordinated debt	(293)	(420)	(397)	(303)	(259)
Interest expense - other borrowings	—	(2)	—	—	(6)
Total net interest income	$29,468	$28,010	$27,626	$25,266	$23,255
Non-GAAP measures:
Tax benefit realized on non-taxable interest income - loans	$34	$40	$44	$72	$101
Tax benefit realized on non-taxable interest income - municipal securities	164	167	163	300	290
Total tax benefit realized on non-taxable interest income	$198	$207	$207	$372	$391
Total tax-equivalent net interest income	$29,666	$28,217	$27,833	$25,638	$23,646

SELECTED HISTORICAL FINANCIAL DATA OF FINCASTLE
The following tables set forth a summary of selected historical financial information of Fincastle as of and for the years ended December 31, 2020, 2019, 2018, 2017, and 2016. The summary selected balance sheet data as of December 31, 2020 and 2019 and the summary selected income statement data for the years ended December 31, 2020 and 2019 was derived from Fincastle’s audited consolidated financial statements for the year ended December 31, 2020, attached as Annex D to this joint proxy statement/prospectus. The summary selected balance sheet data as of December 31, 2018, 2017 and 2016 and the summary selected income statement data for the years ended December 31, 2018, 2017 and 2016 were derived from Fincastle’s audited consolidated financial statements for each respective year that are not included in this joint proxy statement/prospectus or incorporated by reference in this joint proxy statement/prospectus. You should read this information in conjunction with Fincastle’s consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this joint proxy statement/prospectus.
	As of and for the years ended December 31,
	2020	2019	2018	2017	2016
Results of Operations
Interest and dividend income	$9,567	$8,787	$7,901	$6,846	6,787
Interest expense	1,030	1,239	813	658	699
Net interest income	8,537	7,548	7,088	6,188	6,088
Provision for loan losses	250	(200)	220	—	8,091
Net interest income after provision for loan losses	8,287	7,748	6,868	6,188	(2,003)
Noninterest income	1,931	1,160	1,167	1,068	1,254
Noninterest expense	8,173	8,061	7,047	9,530	7,901
Income (loss) before taxes	2,045	847	988	(2,274)	(8,650)
Income tax expense (benefit)	374	(1,282)	140	1,363	(1,772)
Net Income (loss)	$1,671	$2,129	$848	$(3,637)	$(6,878)
Key Performance Ratios
Return on average assets	0.68%	0.99%	0.42%	(1.80)%	(3.20)%
Return on average equity	6.13%	8.14%	3.41%	(18.94)%	(33.79)%
Net interest margin	3.78%	3.91%	3.95%	3.58%	3.26%
Efficiency ratio	78.09%	92.56%	87.07%	111.59%	106.46%
Dividend payout	—%	—%	—%	—%	—%
Equity to assets	11.83%	12.73%	12.22%	12.21%	7.34%
Per Common Share Data
Net income, basic	$0.16	$0.21	$0.08	$(0.66)	$(3.01)
Net income, diluted	0.16	0.21	0.08	(0.66)	(3.01)
Cash dividends	—	—	—	—	—
Book value at period end	2.97	2.79	2.53	2.45	6.64
Financial Condition
Assets	$256,250	$221,295	$207,090	$200,693	$206,400
Loans, net	198,432	167,759	148,821	138,047	120,948
Securities	15,260	23,134	32,486	32,948	51,453
Deposits	224,263	190,784	179,112	173,457	190,358
Shareholders' Equity	30,304	28,180	25,299	24,512	15,156
Average share outstanding, diluted	10,290,996	10,104,026	9,999,999	5,497,783	2,281,915
Capital Ratios
Leverage	10.95%	11.71%	11.89%	11.75%	5.83%
Risk-based capital ratios:
Common equity Tier 1 capital	15.63%	14.90%	14.90%	14.89%	8.49%
Tier 1 Capital	15.63%	14.90%	14.90%	14.89%	8.49%
Total capital	16.89%	16.15%	16.17%	16.16%	9.76%

	Efficiency Ratio
	For the years ended December 31,
	2020	2019	2018	2017	2016
Noninterest expense	$8,173	$ 8,061	$ 7,047	$9,530	$7,901
Add/(Subtract): other real estate owned (expense)/income, net	—	—	—	(1,434)	—
Subtract: amortization of intangibles	—	—	—	—	—
Add/(Subtract): gains/(losses) on disposal of premises and equipment, net	1	(1)	141	(15)	(70)
	$8,174	$ 8,060	$ 7,188	$8,081	$7,831
Tax-equivalent net interest income	8,537	7,548	7,088	6,194	6,102
Noninterest income	1,931	1,160	1,167	1,068	1,254
Add/(Subtract): securities (gains)/losses, net	—	—	—	(20)	—
	$ 10,468	$ 8,708	$ 8,255	$7,242	$7,356
Efficiency ratio	78.09%	92.56%	87.07%	111.59%	106.46%
	Reconciliation of Net Interest Income to Tax-Equivalent Net Interest Income
	For the years ended December 31,
	2020	2019	2018	2017	2016
GAAP measures:
Interest income - loans	$9,159	$8,033	$ 7,267	$ 6,174	$ 6,355
Interest income - investments and other	408	755	634	672	432
Interest expense - deposits	(1,023)	(1,238)	(808)	(650)	(699)
Interest expense - federal funds purchased	—	(2)	(3)	(6)	—
Interest expense - other borrowings	(7)	—	(2)	(2)	—
Total net interest income	$8,537	$7,548	$ 7,088	$ 6,188	$ 6,088
Tax benefit realized on non-taxable interest income - municipal securities	—	—	—	6	14
Total tax benefit realized on non-taxable interest income	$—	$—	$—	$6	$14
Total tax-equivalent net interest income	$8,537	$7,548	$ 7,088	$ 6,194	$ 6,102

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED
CONSOLIDATED FINANCIAL INFORMATION
The following table shows summary unaudited pro forma condensed combined consolidated financial information about the financial condition and results of operations after giving effect to the merger and other pro forma adjustments.
FIRST NATIONAL CORPORATION AND THE BANK OF FINCASTLE
UNAUDITED PRO FORMA CONSENSED COMBINED CONSOLIDATED BALANCE SHEET
As of December 31, 2020
(Dollars in thousands)
	First National Historical	Fincastle Historical	Pro Forma Adjustments	Notes	Pro Forma Combined
Assets
Cash and due from banks	$127,297	$24,072	$(6,822)	(1)	$144,547
Fed funds sold	—	114	—		114
Securities	156,334	15,260	—		171,594
Loans held for sale	245	835	—		1,080
Loans	629,914	201,395	(5,848)	(2)	825,461
Less allowance for loan losses	7,485	2,963	(2,963)	(3)	7,485
Net loans	622,429	198,432	(2,885)		817,976
Premises and equipment, net	19,319	4,618	—		23,937
Other real estate owned	—	580	—		580
Accrued interest receivable	2,717	1,460	—		4,177
Bank owned life insurance	17,916	5,795	—		23,711
Goodwill	—	—	3,926	(4)	3,926
Core deposit intangibles, net	19	—	855	(5)	874
Other assets	4,656	5,084	(379)	(6)	9,361
Total assets	$950,932	$256,250	$(5,305)		$1,201,877

Liabilities
Deposits:
Noninterest-bearing demand deposits	$263,229	$88,590	$—		351,819
Savings and interest-bearing demand deposits	479,035	87,683	—		566,718
Time deposits	100,197	47,990	240	(7)	148,427
Total deposits	$842,461	$224,263	$240		$1,066,964

Subordinated debt	9,991	—	—		9,991
Junior subordinated debt	9,279	—	—		9,279
Accrued interest payable and other liabilities	4,285	1,683	—		5,968
Total liabilities	$866,016	$225,946	$240		$1,092,202

Shareholders' Equity
Preferred stock	$—	$—	$—		$—
Common stock	6,075	408	1,274	(8)	7,757
Surplus	6,151	18,726	4,351	(8)	29,228
Retained earnings	69,292	11,018	(11,018)	(8)	69,292
Accumulated other comprehensive income, net	3,398	152	(152)	(8)	3,398
Total shareholders’ equity	$84,916	$30,304	$(5,545)		$109,675
Total liabilities and shareholders’ equity	$950,932	$256,250	$(5,305)		$1,201,877
The accompanying notes are an integral part of the unaudited pro forma condensed combined financial information. Certain reclassifications have been made to Fincastle’s balance sheet to conform with First National’s presentation.

FIRST NATIONAL CORPORATION AND THE BANK OF FINCASTLE
UNAUDITED PRO FORMA CONSENSED COMBINED CONSOLIDATED STATEMENTS OF INCOME
For the Year Ended December 31, 2020
(Dollars in thousands, except per share data)
	First National Historical	Fincastle Historical	Pro Forma Adjustments	Notes	Pro Forma Combined
Interest Income
Interest and fees on loans	$29,497	$9,158	$962	(9)	$39,617
Interest on federal funds sold and deposits in banks	190	90	—		280
Interest on securities	3,164	319	—		3,483
Total interest and dividend income	$32,851	$9,567	$962		$43,380
Interest Expense
Interest on deposits	$2,589	$1,023	$(80)	(10)	$3,532
Interest on subordinated debt	501	—	—		501
Interest on junior subordinated debt	293	—	—		293
Interest on other borrowings	—	7	—		7
Total interest expense	$3,383	$1,030	$(80)		$4,333
Net interest income	$29,468	$8,537	$1,042		$39,047
Provision for loan losses	3,000	250	—		3,250
Net interest income after provision for loan losses	$26,468	$8,287	$1,042		$35,797
Noninterest Income
Service charges on deposit accounts	$2,028	$96	$—		$2,124
ATM and check card fees	2,314	446	—		2,760
Wealth management fees	2,208	—	—		2,208
Fees for other customer services	983	—	—		983
Income from bank owned life insurance	469	123	—		592
Net gains (losses) on securities available for sale	40	—	—		40
Net gains on sale of loans	70	—	—		70
Other operating income	113	1,266	—		1,379
Total noninterest income	$8,225	$1,931	$—		$10,156
Noninterest Expense
Salaries and employee benefits	$13,321	$3,906	$—		$17,227
Occupancy and equipment	3,373	706	—		4,079
Marketing	355	154	—		509
Supplies	394	87	—		481
Legal and professional fees	1,152	344	—		1,496
ATM and check card expenses	980		—		980
FDIC assessment	247	71	—		318
Bank franchise tax	637	—	—		637
Data processing expense	759	1,558	—		2,317
Amortization expense	151	—	244	(11)	395
Net (gains) losses on disposal of premises and equipment	(29)	—	—		(29)
Other operating expense	2,446	1,347	—		3,793
Total noninterest expense	$23,786	$8,173	$244		$32,203
Income before income taxes	$10,907	$2,045	$797		$13,749
Income tax expense	2,049	374	167	(12)	2,590
Net income	$8,858	$1,671	$630		$11,159
Earnings per common share
Basic	$1.82	$0.16			$1.79
Diluted	$1.82	$0.16			$1.79
Weighted average shares outstanding - basic	4,878,139	10,190,996	1,345,584		6,223,723
Weighted average shares outstanding - diluted	4,880,266	10,190,996	1,345,584		6,225,850
The accompanying notes are an integral part of the unaudited pro forma condensed combined financial information. Certain reclassifications have been made to Fincastle’s income statement to conform with First National’s presentation.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements
NOTE A – BASIS OF PRESENTATION
On February 18, 2021, First National entered into the merger agreement with Fincastle. The merger agreement provides that at the effective time of the merger, each outstanding share of common stock of Fincastle will be converted into the right to receive, at the election of the holder, either $3.30 per share in cash, or 0.1649 shares of First National common stock, subject to allocation and proration procedures set forth in the merger agreement. These allocation procedures are intended to ensure that 80% of the outstanding shares of Fincastle common stock will be converted into the right to receive shares of First National common stock and 20% of the outstanding shares of Fincastle common stock will be converted into the right to receive cash; provided that, First National has the unilateral right to increase the amount of cash paid up to 22% of Fincastle’s outstanding shares of common stock and proportionally decrease the number of shares of First National common stock issued.
The unaudited pro forma condensed combined financial information of First National’s financial condition and results of operations, including per share data, are presented after giving effect to the merger. The pro forma financial information assumes that the merger with Fincastle was consummated on January 1, 2020 for purposes of the unaudited pro forma condensed combined statements of income and on December 31, 2020 for purposes of the unaudited pro forma condensed combined balance sheet and gives effect to the merger, for purposes of the unaudited pro forma condensed combined statement of income, as if it had been effective during the entire period presented.
The merger will be accounted for using the acquisition method of accounting; accordingly, the difference between the purchase price over the estimated fair value of the assets acquired (including identifiable intangible assets) and liabilities assumed will be recorded as goodwill.
The pro forma financial information includes estimated adjustments to record the assets and liabilities of Fincastle at their respective fair values and represents management’s estimates based on available information. The pro forma adjustments included herein may be revised as additional information becomes available and as additional analysis is performed. The final allocation of the purchase price will be determined after the merger is completed and after completion of a final analysis to determine the fair values of Fincastle’s tangible, and identifiable intangible, assets and liabilities as of the effective time of the merger.
NOTE B – PRO FORMA ADJUSTMENTS
The following pro forma adjustments have been reflected in the unaudited pro forma condensed combined financial information. All adjustments are based on current valuations, estimates and assumptions. Subsequent to the completion of the merger, First National will engage an independent third-party valuation firm to determine the fair value of the assets acquired and liabilities assumed, which could significantly change the amount of the estimated fair values used in the pro forma financial information presented.
(1)
Represents the payment of 20% cash consideration of the purchase price of Fincastle, which is based on the $3.30 per share purchase of Fincastle common stock multiplied 20% of the outstanding Fincastle common shares, or 2,040,000 shares, plus an estimated payment to Fincastle employees of $90 thousand at closing to settle 100,000 outstanding Fincastle stock options.

(2)
The interest rate portion $148 thousand reflects fair value based upon current interest rates for similar loans. It will later be confirmed by an outside valuation firm. This adjustment will be accreted into income over the estimated lives of these loans. Estimated accretion in the pro forma was determined using the sum-of-the-years-digits method which approximates the level yield method.

Upon closing, an independent valuation will be conducted and the resulting adjustment amortized or accreted using the level yield (interest) method. The larger portion $5.7 million of the adjustment to loans reflects the estimated credit portion of the fair value adjustment as required under ASC Topic 805. This amount is an estimate of the contractual principal cash flows not expected to be collected over the estimated lives of these loans. It differs from the allowance for loan losses under ASC Topic 450 using the incurred loss model, which estimated probable loan losses incurred as of the balance sheet date. Under the incurred loss model losses expected as a result of future events are not recognized. When using the expected cash flow approach these losses are considered in the valuation. Further, when estimating the present value of expected cash flows the loans are discounted using an effective interest rate, which is not considered in the incurred loss method. Accordingly, the differences in the loss methodologies and the application of a market interest rate have led to a credit loss estimate of $5.8 million. For pro forma presentation purposes, we have estimated this loss at 2.9% of gross loans.
The final accounting, as of the transaction date, will principally consider the income approach. This will focus on portfolio characteristics, including loan balances, average coupons and average maturities; assumptions on prepayment rates which will directly impact cash flows; assumptions as to default and severity rates; and assumptions as to discount rates to convert future cash flows into present values.
(3)	Elimination of Fincastle’s allowance for loan losses.
(4)	Estimated amount of goodwill to be recorded in the acquisition of Fincastle, calculated as follows:
Purchase Price:
Total consideration (purchase price)	$31,581
Net assets acquired (book value)	30,304
Excess of purchase price over book value	$1,277
Fair Value Adjustments:
Core deposit intangible	$855
Loans	(5,848)
Eliminate existing allowance for loan losses	2,963
Deposits	(240)
Deferred income tax asset	(379)
Total fair value adjustments	$(2,649)
Preliminary pro forma goodwill	$3,926
(5)
Estimation of fair value of core deposit intangible asset (“CDI”). The estimated CDI represents the estimated future economic benefit resulting from the acquired customer balances and relationships. This value was estimated based on similar transactions while the final value will be determined based upon an independent appraisal at the date of the acquisition. For pro forma purposes, we are amortizing the CDI using the sum-of-the-years-digits method which approximates the level yield method, and an estimated life of 6 years.

(6)	Estimated deferred tax asset arising from the adjustments to record the assets and liabilities of Fincastle at fair value.
(7)
Estimated fair value adjustment on deposits at current market rates for similar products. This adjustment will be accreted into income over the estimated lives of the deposits. Estimated accretion was computed using the straight-line method.

(8)
Elimination of Fincastle’s shareholders’ equity as part of the acquisition accounting adjustments representing the conversion of 80%, or 8,159,999 shares of outstanding Fincastle common shares into First National common shares at a ratio of 0.1649 First National shares for each share of Fincastle.

(9)	The level yield adjustment is the accretion of the fair value adjustments to loans over the expected life of the loans.
(10)	The adjustment is the accretion of the fair value adjustments to deposits over their expected life and was computed using the straight-line method.
(11)	Amount represents CDI amortization over an estimated life of 6 years and was computed using the sum-of-the-years-digits method.
(12)	Amount represents income tax expense estimated at 21%.

NOTE C – ESTIMATED AMORTIZATION/ACCRETION OF ACQUISITION ACCOUNTING ADJUSTMENTS
The following table sets forth an estimate of the expected effects of the estimated aggregate purchase accounting adjustments reflected in the pro forma condensed combined financial statements on the future pre-tax net income of First National after the merger. The actual effect of purchase accounting adjustments on the future pre-tax income of First National will differ from these estimates based on the closing date estimates of fair values.
Impact of purchase accounting adjustments on pre-tax net income (increase (decrease)) over next five years (dollars in thousands):
	Fair Value Adjustments	Core Deposit Intangible	Total
Year 1	$1,042	$(244)	$797
Year 2	849	(204)	646
Year 3	657	(163)	494
Year 4	385	(122)	263
Year 5	192	(81)	111

UNAUDITED COMPARATIVE PER COMMON SHARE DATA
The following table shows information about earnings per share, dividends paid per share and tangible book value per share, on a historical basis and on a pro forma combined and pro forma equivalent per share basis. The information below should be read in conjunction with the “Summary Unaudited Pro Forma Condensed Combined Consolidated Financial Information” beginning on page 24.
Comparative Per Share Data	First National Historical	Fincastle Historical	Pro Forma Combined (1)(2)	Equivalent Pro Forma Per Share of Fincastle (3)
Year ended December 31, 2020:
Basic earnings	$1.82	$0.16	$1.79	$0.30
Diluted earnings	1.82	0.16	1.79	0.30
Cash dividends paid	0.44	—	0.44	0.07
Tangible book value (period end)	17.47	2.97	16.90	2.79
(1)
The pro forma combined earnings per share amounts were calculated by totaling the historical earnings of First National and Fincastle, adjusted for acquisition accounting entries and other capital actions, and dividing the resulting amount by the average pro forma shares of First National and Fincastle, giving effect to the merger as if it had occurred as of the beginning of the period presented, excluding any merger transaction costs. The pro forma combined tangible book value amount, however, does include the impact of estimated contractually obligated merger costs due upon completion of the merger. The average pro forma shares of First National and Fincastle reflect historical basic and diluted shares, plus historical basic and diluted average shares of Fincastle, as adjusted based on the fixed exchange ratio of 0.1649 shares of First National common stock for each share of Fincastle common stock. The number of shares to be issued is subject to adjustment in certain limited circumstances.

(2)	Pro forma combined cash dividends paid represents First National’s historical amounts only.
(3)
The equivalent pro forma per share amounts of Fincastle were calculated by multiplying the pro forma combined amounts by the fixed exchange ratio of 0.1649 shares of First National common stock for each share of Fincastle common stock.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION
The table below sets forth, for the calendar quarters indicated, the high and low sales prices, as well as the dividend declared, per share of First National common stock, which trades on the NASDAQ under the symbol “FXNC,” and per share of Fincastle common stock, which trades on the OTC Pink Open Market under the symbol “BFTL.”
	First National Common Stock			Fincastle Common Stock
	High	Low	Dividend	High	Low	Dividend
2019
First Quarter	$20.32	$18.01	$0.09	$2.50	$2.23	$—
Second Quarter	31.00	19.25	0.09	2.50	2.25	—
Third Quarter	21.40	16.74	0.09	2.60	2.50	—
Fourth Quarter	21.45	18.30	0.09	3.40	2.53	—

2020
First Quarter	$21.40	$14.01	$0.11	$3.20	$2.00	$—
Second Quarter	16.61	11.54	0.11	2.45	1.76	—
Third Quarter	15.95	13.26	0.11	2.20	1.99	—
Fourth Quarter	17.02	13.25	0.11	2.80	2.06	—

2021
First Quarter	$18.75	$16.50	$0.12	$3.10	$2.26	$—
On February 17, 2021, the last trading day before the public announcement of the signing of the merger agreement, the closing sale price per share of First National common stock on the NASDAQ was $18.40 and the closing sale price per share of Fincastle common stock on the OTC Pink Open Market was $2.50. On April 22, 2021, the latest practicable trading date before the date of this joint proxy statement/prospectus, the last sale price per share of First National common stock on the NASDAQ was $18.18 and the last sale price per share of Fincastle common stock on the OTC Pink Open Market was $3.00.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This joint proxy statement/prospectus and the documents incorporated by reference into this joint proxy statement/prospectus contain forward-looking statements regarding First National’s and Fincastle’s outlook or expectations with respect to the merger, including the expected costs to be incurred and cost savings to be realized in connection with the merger, the expected impact of the merger on the combined company’s future financial performance (including anticipated accretion to earnings per share), the assumed acquisition accounting adjustments, other key transaction assumptions, the timing of the closing of the merger and consequences of the integration of the businesses and operations of First National and Fincastle. Words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may,” or by variations of such words or by similar expressions are intended to identify such forward-looking statements. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time, are difficult to predict and are generally beyond the control of either company. Forward-looking statements speak only as of the date they are made and First National and Fincastle assume no duty to update forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. Actual results may differ materially from current projections.
In addition to factors previously disclosed in First National’s reports filed with the SEC and those identified elsewhere in this joint proxy statement/prospectus (including the “Risk Factors” beginning on page 33), the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance:
•	the failure to obtain necessary regulatory approvals when expected or at all and on the proposed terms;
•	the failure of either First National or Fincastle to obtain the requisite shareholder approvals, or to satisfy any of the other closing conditions to the transaction on a timely basis or at all;
•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement;
•
the possibility that the anticipated benefits of the merger, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy, competitive factors in the areas where First National and Fincastle do business or as a result of other unexpected factors or events;

•	the impact of acquisition accounting with respect to the merger, or any change in the assumptions used regarding the assets purchased and liabilities assumed to determine their fair value;
•	diversion of management’s attention from ongoing business operations and opportunities;
•	potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the merger;
•
the integration of the businesses and operations of First National and Fincastle, which may take longer than anticipated or be more costly than anticipated or have unanticipated adverse results relating to First National’s or Fincastle’s existing businesses;

•	challenges retaining or hiring key personnel;
•	business disruptions resulting from or following the merger;
•	delay in closing the merger;
•	the outcome of pending or threatened litigation or of matters before regulatory agencies, whether currently existing or commencing in the future, including litigation related to the merger;
•	increased capital requirements, other regulatory requirements or enhanced regulatory supervision;
•	the inability to sustain revenue and earnings growth;

•	the inability to efficiently manage operating expenses;
•	changes in interest rates and capital markets;
•	changes in asset quality and credit risk;
•	adverse changes in economic conditions;
•	capital management activities;
•	changes in First National’s stock price before closing, including as a result of the financial performance of Fincastle or First National prior to closing;
•	customer acceptance of First National’s and Fincastle’s products and services;
•	customer borrowing, repayment, investment and deposit practices;
•	the impact, extent and timing of technological changes;
•
changes in legislation, regulation, policies or administrative practices, whether by judicial, governmental or legislative action, including but not limited to the Dodd-Frank Wall Street Reform and Consumer Protection Act, otherwise referred to as the Dodd-Frank Act, and other changes pertaining to banking, securities, taxation, rent regulation and housing, financial accounting and reporting, environmental protection and insurance and the ability to comply with such changes in a timely manner;

•	changes in the monetary and fiscal policies of the U.S. Government, including policies of the U.S. Department of the Treasury and the Federal Reserve Board;
•	changes in accounting principles, policies, practices or guidelines;
•	the potential impact of announcement or consummation of the merger on relationships with third parties, including customers, vendors, employees and competitors;
•	failure to attract new customers and retain existing customers in the manner anticipated;
•	any interruption or breach of security resulting in failures or disruptions in customer account management, general ledger, deposit, loan or other systems;
•	natural disasters, war or terrorist activities;
•
the effects of the COVID-19 pandemic, including the adverse impact on First National’s and Fincastle’s business and operations and on their customers which may result, among other things, in increased delinquencies, defaults, foreclosures and losses on loans; and

•	other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.
Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in First National’s filings with the SEC, including First National’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020. These and other factors are representative of the risk factors that may emerge and could cause a difference between an ultimate actual outcome and a forward-looking statement.

RISK FACTORS
In addition to the other information contained in or incorporated by reference into this joint proxy statement/prospectus, including the matters addressed under the caption “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risk factors in deciding how to vote on the proposals presented in this joint proxy statement/prospectus. See “Where You Can Find More Information” in the forepart of this joint proxy statement/prospectus and “Incorporation of Certain Documents by Reference” beginning on page 138.
Risks Related to the Merger
Because the market price of First National common stock will fluctuate, Fincastle shareholders cannot be certain of the market value of the stock consideration they may receive.
Upon completion of the merger, each outstanding share of Fincastle common stock will be converted into the merger consideration consisting of cash, shares of First National common stock, or a combination of cash and shares of First National common stock, as provided in the merger agreement. If a Fincastle shareholder receives only cash as merger consideration, the value of the merger consideration that such Fincastle shareholder receives will be independent of any fluctuations in the market price of First National common stock. If a Fincastle shareholder receives First National common stock as part or all of the merger consideration, the value of such shares of First National common stock received for each share of Fincastle common stock will depend on the price per share of First National common stock at the time the shares are actually received by a Fincastle shareholder. The closing price of First National common stock on the date that the shareholder actually receives the shares of such stock after the merger is completed and the closing price of First National stock on the date on which the effective time of the merger occurs may vary from each other, as well as from the closing price of First National common stock on the date that the First National and Fincastle announced the merger, on the date that this joint proxy statement/prospectus is being mailed to First National and Fincastle shareholders, on the date of the First National special meeting and the date of the Fincastle special meeting, and on the date the merger is completed.
Changes in the market price of First National common stock and Fincastle common stock may result from a variety of factors, including, but not limited to, changes in sentiment in the market regarding First National’s and Fincastle’s operations or business prospects, including market sentiment regarding First National’s and/or Fincastle’s entry into the merger agreement. These risks may also be affected by:
•	operating results that vary from the expectations of First National’s and/or Fincastle’s management or of securities analysts and investors;
•	developments in First National’s and/or Fincastle’s business or in the financial services sector generally;
•	regulatory or legislative changes affecting the banking industry generally or First National’s and/or Fincastle’s business and operations;
•	operating and securities price performance of companies that investors consider to be comparable to First National and/or Fincastle;
•	changes in estimates or recommendations by securities analysts or rating agencies;
•	announcements of strategic developments, acquisitions, dispositions, financings and other material events by First National, Fincastle or their competitors; and
•	changes in global financial markets and economies and general market conditions, such as interest or foreign exchange rates, stock, commodity, credit or asset valuations or volatility.
Many of these factors are outside the control of First National and Fincastle. Accordingly, at the time of the First National special meeting and the Fincastle special meeting, First National shareholders and Fincastle shareholders will not know the precise market value of the merger consideration that Fincastle shareholders will receive upon completion of the merger. You should obtain current market quotations for both First National common stock and Fincastle common stock.

First National shareholders and Fincastle shareholders will each have reduced ownership and voting interest in and will exercise less influence over management of the combined company.
First National shareholders currently have the right to vote in the election of the First National board of directors and on other matters affecting First National, and Fincastle common shareholders currently have the right to vote in the election of the Fincastle board of directors and on other matters affecting Fincastle. When the merger occurs, each Fincastle shareholder that does not receive all cash consideration will become a shareholder of First National, and each such Fincastle shareholder and each First National shareholder will have a percentage ownership in the combined company that is much smaller than the shareholder’s percentage ownership of either Fincastle or First National individually. Based on the number of shares of First National common stock and Fincastle common stock outstanding at the close of business on the record date, April 19, 2021, and based on the number of shares of First National common stock expected to be issued in the merger, the former holders of Fincastle common stock as a group will receive shares in the merger constituting approximately 22% of the outstanding shares of First National common stock immediately after the merger. As a result, current shareholders of First National as a group will own approximately 78% of the outstanding shares of First National common stock immediately after the merger. Because of this, each Fincastle shareholder and First National shareholder will have less influence on the management and policies of the combined company than each now has on the respective management and policies of Fincastle or First National individually.
The market price of the First National common stock after the merger may be affected by factors different from those currently affecting the prices of First National common stock and Fincastle common stock.
The businesses of First National and Fincastle differ, and accordingly, the results of operations of the combined company and the market price of the shares of the First National common stock after the completion of the merger may be affected by factors different from those currently affecting the independent results of operations and market prices of common stock of each of First National and Fincastle. For a discussion of the businesses of First National and of certain factors to consider in connection with its business, see “Where You Can Find More Information” in the forepart of this joint proxy statement/prospectus and “Incorporation of Certain Documents by Reference” beginning on page 138.
Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or cannot be met.
Before the transactions contemplated in the merger agreement can be completed, various approvals must be obtained from the Board of Governors of the Federal Reserve System, which we refer to as the Federal Reserve Board, and the Bureau of Financial Institutions division of the State Corporation Commission of the Commonwealth of Virginia, which we refer to as the VBFI. In deciding whether to grant these approvals, the relevant governmental entities will consider a variety of factors, including the regulatory standing of each of the parties and the effect of the merger on competition, and the factors described in the section of this joint proxy statement/prospectus entitled “Regulatory Matters” beginning on page 88. An adverse development in either party’s regulatory standing or other factors could result in an inability to obtain one or more of the required regulatory approvals or delay receipt of required approvals. The Federal Reserve Board has stated that if material weaknesses are identified by examiners before a banking organization applies to engage in expansionary activity, the Federal Reserve Board will expect the banking organization to resolve all such weaknesses before applying for such expansionary activity. The Federal Reserve Board has also stated that if issues arise during the processing of an application for expansionary activity, it will expect the applicant banking organization to withdraw its application pending resolution of any supervisory concerns. It is possible that other regulatory agencies, such as the VBFI, could adopt similar expectations for applicants. Accordingly, if there is an adverse development in either party’s regulatory standing, First National may be required to withdraw its application for approval of the proposed merger and, if possible, resubmit it after the applicable supervisory concerns have been resolved.
The approvals that are granted may impose terms and conditions, limitations, obligations or costs, or place restrictions on the conduct of the combined company’s business or require changes to the terms of the transactions contemplated by the merger agreement. There can be no assurance that regulators will not impose any such conditions, limitations, obligations or restrictions and that such conditions, limitations, obligations or restrictions will not have the effect of delaying the completion of any of the transactions contemplated by the merger agreement, imposing additional material costs on or materially limiting the revenues of the combined company following the merger or otherwise reduce the anticipated benefits of the merger if the merger were consummated successfully within the expected timeframe. In addition, there can be no assurance that any such conditions, terms, obligations or restrictions will not result in the delay or abandonment of the merger. Additionally, the completion of the merger is conditioned on the absence of certain orders, injunctions or decrees by any court or regulatory agency of competent jurisdiction that would prohibit or make illegal the completion of any of the transactions contemplated by the merger agreement.
First National and Fincastle believe that the proposed transactions should not raise significant regulatory concerns and that First National and Fincastle will be able to obtain all requisite regulatory approvals in a timely manner. However, the processing time for obtaining regulatory approvals for mergers of banks has increased since the 2008 financial crisis. Specifically, the Dodd-Frank Act requires bank regulators to consider financial stability concerns when evaluating a proposed transaction. See “Regulatory Matters” beginning on page 88.
The merger agreement may be terminated in accordance with its terms and the merger may not be completed.
The merger agreement is subject to a number of conditions which must be fulfilled in order to complete the merger. Those conditions include, but are not limited to: (i) the approval of the First National share issuance proposal by the requisite vote of the First National shareholders; (ii) the approval of First National as the sole shareholder of First Bank; (iii) the approval of the Fincastle merger proposal by the requisite vote of the Fincastle shareholders; (iv) the receipt of all required consents and regulatory approvals which are necessary to close the merger and the expiration of all statutory waiting periods; (v) the effectiveness of the registration statement on Form S-4, of which this joint proxy statement/prospectus is a part, and the absence of a stop order or proceeding initiated or threatened by the SEC for that purpose; (vi) the absence of any order, injunction, decree or other legal restraint preventing the completion of the merger or any of the other transactions contemplated by the merger agreement or making the completion of the merger illegal; (vii) authorization for listing on NASDAQ of the shares of First National common stock to be issued in the merger subject to certain exceptions; (viii) receipt by each party of an opinion from First National’s counsel to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code; (ix) the accuracy of the representations and warranties of the other party, generally subject to a material adverse effect qualification; (x) the prior performance in all material respects by the other party of the obligations required to be performed by it at or prior to the closing date of the merger; and (xi) neither party shall have experienced a material adverse effect since December 31, 2019.
These conditions to the closing of the merger may not be fulfilled in a timely manner or at all, and, accordingly, the merger may not be completed. In addition, the parties can mutually decide to terminate the merger agreement at any time, before or after shareholder approval, or First National or Fincastle may elect to terminate the merger agreement in certain other circumstances. See “The Merger Agreement—Termination; Termination Fee” beginning on page 91.
Failure to complete the merger could negatively impact First National and Fincastle.
If the merger is not completed for any reason, including as a result of First National shareholders failing to approve the First National share issuance proposal or Fincastle shareholders failing to approve the Fincastle merger proposal, the ongoing businesses of First National and Fincastle may be adversely affected, and, without realizing any of the benefits of having completed the merger, First National and Fincastle will be subject to a number of risks, including the following:
•	each company will be required to pay certain costs relating to the merger, whether or not the merger is completed, such as legal, accounting, financial advisor and printing fees;
•
the merger agreement places certain restrictions on the conduct of each company’s business prior to completion of the merger, the waiver of which is subject to the consent of the other company, which may adversely affect each company’s ability to execute certain of its business strategies;

•	Fincastle may be required, under certain circumstances, to pay First National a termination fee of $1,400,000 under the merger agreement; and
•
matters relating to the merger may require substantial commitments of time and resources by First National and Fincastle management, which could otherwise have been devoted to other opportunities that may have been beneficial to First National and Fincastle, as applicable, as independent companies.

In addition, if the merger is not completed, First National and/or Fincastle may experience negative reactions from the financial markets and from their respective customers and employees. For example, First National and

Fincastle businesses may be impacted adversely by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger. The market price of First National or Fincastle common stock could decline to the extent that the current market prices reflect a market assumption that the merger will be completed. First National and/or Fincastle also could be subject to litigation related to any failure to complete the merger or to proceedings commenced against First National or Fincastle to perform their respective obligations under the merger agreement. If the merger is not completed, First National and Fincastle cannot assure their respective shareholders that the risks described above will not materialize and will not materially affect the business, financial results and stock prices of First National and/or Fincastle.
First National and Fincastle will be subject to business uncertainties and contractual restrictions while the merger is pending, which could adversely affect each party’s business and operations.
Uncertainty about the effect of the merger on customers may have an adverse effect on First National and/or Fincastle. These uncertainties could cause customers and others that deal with First National and/or Fincastle to seek to change existing business relationships with First National and/or Fincastle. In addition, subject to certain exceptions, First National and Fincastle have each agreed to operate its business in the ordinary course prior to the closing date of the merger and each party is also restricted from making certain acquisitions and taking other specified actions without the consent of the other party until the merger occurs. These restrictions may prevent Fincastle and/or First National from pursuing attractive business opportunities that may arise prior to the completion of the merger. See “The Merger Agreement—Covenants and Agreements” beginning on page 86.
Fincastle directors and executive officers have financial interests in the merger that are different from, or in addition to, the interests of Fincastle shareholders.
Executive officers of Fincastle negotiated certain terms of the merger agreement with their counterparts at First National, and Fincastle’s board of directors adopted the merger agreement and by a unanimous vote of the directors recommended that Fincastle shareholders vote to approve the merger agreement and the merger on the terms set forth in the merger agreement. In considering these facts and the other information contained in this joint proxy statement/prospectus, Fincastle shareholders should be aware that Fincastle’s directors and executive officers have financial interests in the merger that are different from, or in addition to, the interests of Fincastle shareholders. These interests include, among others, the continued employment of certain executive officers of Fincastle by the combined company, the continued service of certain directors of Fincastle as directors of the combined company, severance arrangements, other compensation and benefits arrangements and the right to continued indemnification of former Fincastle directors and officers by the combined company. The Fincastle board of directors was aware of these interests and considered these interests, among other matters, when making its decision to adopt the merger agreement and authorize the merger. These and some other additional interests of Fincastle directors and executive officers may create potential conflicts of interest and cause some of these persons to view the proposed transaction differently than Fincastle shareholders may view it. See “The Merger—Interests of Fincastle Directors and Executive Officers in the Merger” beginning on page 76.
The merger agreement contains provisions that could discourage a potential competing acquirer that might be willing to pay more to acquire or merge with Fincastle.
The merger agreement contains provisions that restrict Fincastle’s ability to, among other things, initiate, solicit, knowingly encourage or knowingly facilitate proposals with respect to, or, subject to certain exceptions generally related to the exercise of fiduciary duties by its board of directors, engage in any negotiations concerning, or provide any confidential information relating to, any alternative acquisition proposals. These provisions, which include a $1,400,000 termination fee payable under certain circumstances, might discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of Fincastle from considering or proposing that acquisition even if it were prepared to pay consideration with a higher per share market price than that proposed in the merger, or might result in a potential competing acquirer proposing to pay a lower per share price to acquire Fincastle than it might otherwise have proposed to pay because of Fincastle’s obligation in connection with termination of the merger agreement under certain circumstances, to pay First National a $1,400,000 termination fee. For more information, see “The Merger Agreement—Agreement Not to Solicit Other Offers” and “The Merger Agreement—Termination; Termination Fee” beginning on pages 90 and 91, respectively.

The opinions of First National’s and Fincastle’s respective financial or fairness advisor, as applicable, delivered to the parties’ respective boards of directors prior to the signing of the merger agreement will not reflect changes in circumstances occurring after the date of such opinions.
Each of the opinions of First National’s and Fincastle’s respective financial or fairness advisor, as applicable, was delivered on, and dated as of, February 18, 2021. Changes in the operations and prospects of First National or Fincastle, general market and economic conditions and other factors that may be beyond the control of First National or Fincastle may significantly alter the value of First National or Fincastle or the prices of the First National common stock or Fincastle common stock by the time the merger is completed. The opinions do not speak as of the time the merger will be completed or as of any date other than the date of such opinions. See “The Merger—Opinion of First National’s Financial Advisor” beginning on page 59 and “The Merger—Opinion of Fincastle’s Financial Advisor” beginning on page 69.
Fincastle shareholders will have their rights as shareholders governed by First National’s organizational documents.
As a result of the completion of the merger, Fincastle shareholders will become shareholders of First National, and their rights as shareholders of First National will be governed by First National’s organizational documents. As a result, there will be differences between the rights currently enjoyed by Fincastle shareholders and the rights they expect to have as shareholders of the combined company. See “Comparison of Rights of Fincastle Shareholders and First National Shareholders” beginning on page 96.
First National and Fincastle will incur transaction and integration costs in connection with the merger.
First National and Fincastle have incurred and expect to incur significant, non-recurring costs in connection with negotiating the merger agreement and closing the merger. In addition, the combined company will incur integration costs following the completion of the merger as First National and Fincastle integrate the businesses of the two companies, including facilities and systems consolidation costs and employment-related costs. There can be no assurances that the expected benefits and efficiencies related to the integration of the businesses will be realized to offset these transaction and integration costs over time. First National and Fincastle may also incur additional costs to maintain employee morale and to retain key employees. First National and Fincastle will also incur significant legal, financial advisor, accounting, banking and consulting fees, fees relating to regulatory filings and notices, SEC filing fees, printing and mailing fees and other costs associated with the merger. Some of these costs are payable regardless of whether the merger is completed. See “The Merger Agreement—Expenses and Fees” beginning on page 92.
Lawsuits challenging the merger have been filed against Fincastle and additional lawsuits may be filed against Fincastle and First National, and an adverse judgment in any such lawsuit or any future similar lawsuits may prevent the merger from becoming effective or from becoming effective within the expected timeframe.
Shareholders of Fincastle and/or shareholders of First National may file lawsuits against Fincastle, First National and/or the directors and officers of either company in connection with the merger. For more information about current litigation that is pending in connection with the merger, see “The Merger—Litigation Relating to the Merger” beginning on page 79. One of the conditions to the closing of the merger is that no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition that prevents the closing of the merger or any of the other transactions contemplated by the merger agreement be in effect. If any plaintiff were successful in obtaining an injunction prohibiting Fincastle or First National defendants from completing the merger on the agreed upon terms, then such injunction may prevent the merger from becoming effective or from becoming effective within the expected timeframe and could result in significant costs to Fincastle and/or First National, including any cost associated with the indemnification of directors and officers. If a lawsuit is filed, the defense or settlement of any lawsuit or claim that remains unresolved at the time the merger is completed may adversely affect the combined company’s business, financial condition, results of operations and cash flow.
Neither First National shareholders nor Fincastle shareholders will have dissenters’ or appraisal rights in the merger.
Dissenters’ or appraisal rights are statutory rights that, if applicable under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. Holders of First National common stock will not be entitled to dissenters’ or appraisal rights in the merger with respect to their shares of First National common stock. Pursuant to 6.2-822 of the Code of Virginia, holders of Fincastle common stock will not be entitled to dissenters’ or appraisal rights in the merger with respect to their shares of Fincastle common stock because the merger is between two Virginia banks.
The COVID-19 pandemic could have a material adverse effect on the merger.
The spread of COVID-19 throughout the United States, and the measures taken by national, state and local governmental authorities in the United States attempting to contain the spread and impact of COVID-19, such as travel bans and restrictions, quarantines, shelter-in-place orders, and limitations on business activity, including closures, are, among other things, restricting economic activity in the United States and the banking markets in which First National and Fincastle operate. These measures have disrupted national and regional supply chains and resulted in declines in asset valuations, increases in unemployment and underemployment levels, declines in liquidity in markets for certain securities, and increases in volatility and periods of disruption in the financial markets, and may continue to have similar effects in the future. It is difficult to predict the impact of the COVID-19 pandemic on the businesses of First National and Fincastle, and there is no guarantee that efforts by First National or Fincastle to address the adverse impacts of the COVID-19 pandemic will be effective. The extent of such impact will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the continued severity of COVID-19 and actions taken to contain COVID-19 or its impact, among others.
The COVID-19 pandemic could delay and adversely affect the completion of the merger. Each of First National and Fincastle may be required to incur additional costs to remedy disruptions caused by the COVID-19 pandemic. Additional time may be required to process any regulatory application in connection with the merger, and the federal bank regulatory agencies may impose additional requirements on First National or Fincastle that must be satisfied prior to completion of the merger.
In addition, some economists and major investment banks have expressed concern that the COVID-19 pandemic could lead to a significant economic recession in the United States. Such a recession and other disruptions in economic and financial markets caused by the COVID-19 pandemic may negatively affect financial institutions for an extended period of time. If such conditions or disruptions continue following completion of the merger, the business, results of operation, financial condition, liquidity and prospects of First Bank as the surviving bank in the merger may be adversely affected.
Risks Relating to the Combined Company
The failure to successfully combine the businesses of First National and Fincastle may adversely affect the combined company’s future results.
The success of the merger will depend, in part, on the ability of the combined company to realize anticipated benefits from combining the businesses of First National and Fincastle. To realize these anticipated benefits, the businesses of First National and Fincastle must be successfully combined. If the combined company is not able to achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected.
The failure to integrate successfully the businesses and operations of First National and Fincastle in the expected time frame may adversely affect the combined company’s future results.
First National and Fincastle have operated and, until the completion of the merger, will continue to operate independently. There can be no assurances that their businesses can be integrated successfully. It is possible that the integration process could result in the loss of key First National employees or key Fincastle employees, the loss of customers, the disruption of either company’s or both companies’ ongoing businesses, inconsistencies in standards, controls, procedures and policies, unexpected integration issues, higher than expected integration costs and an overall post-completion integration process that takes longer than originally anticipated. Specifically, the following issues, among others, must be addressed in integrating the operations of First National and Fincastle in order to realize the anticipated benefits of the merger so the combined company performs as expected:
•	combining the companies’ operations and corporate functions;

•
combining the businesses of First National and Fincastle in a manner that permits the combined company to achieve the cost savings and revenue synergies anticipated to result from the merger, the failure of which would result in the anticipated benefits of the merger not being realized in the time frame currently anticipated or at all;

•	integrating personnel from the two companies;
•	integrating the companies’ technologies;
•	identifying and eliminating redundant functions;
•	harmonizing the companies’ operating practices, employee development and compensation programs, internal controls and other policies, procedures and processes;
•	addressing possible differences in business backgrounds, corporate cultures and management philosophies and priorities; and
•	limiting the outflow of deposits held by new customers and successfully retaining and managing interest-earning assets (i.e., loans) of the combined company.
In addition, at times the attention of certain members of either company’s or both companies’ management and resources may be focused on completion of the merger and the integration of the businesses of the two companies and diverted from day-to-day business operations, which may disrupt each company’s ongoing business and the business of the combined company.
The unaudited pro forma condensed combined consolidated financial information included in this joint proxy statement/prospectus is preliminary and the actual financial condition and results of operations after the merger may differ materially.
The unaudited pro forma financial information included in this joint proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what the combined company’s actual financial position or results of operations would have been had the merger been completed on the date(s) indicated. The preparation of the pro forma financial information is based upon available information and certain assumptions and estimates that First National and Fincastle currently believe are reasonable. The unaudited pro forma financial information reflects adjustments, which are based upon preliminary estimates of fair value. The assets and liabilities and determination of goodwill reflected in this joint proxy statement/prospectus are preliminary, and the final acquisition accounting will be based upon the actual purchase price and the fair value of the assets and liabilities of Fincastle as of the date of the completion of the merger. In addition, following the completion of the merger, there may be further refinements of fair value measurements as additional information becomes available. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this joint proxy statement/prospectus. See the “Summary Unaudited Pro Forma Condensed Combined Consolidated Financial Information” beginning on page 24.
Risks relating to First National’s business.
You should read and consider the risk factors specific to First National’s business that will also affect the combined company after the merger. These risks are described in the sections entitled “Risk Factors” in First National’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and in other documents incorporated by reference into this joint proxy statement/prospectus. Please see “Where You Can Find More Information” in the forepart of this joint proxy statement/prospectus and “Incorporation of Certain Documents by Reference” beginning on page 138 for the location of information incorporated by reference into this joint proxy statement/prospectus.

FIRST NATIONAL SPECIAL MEETING OF SHAREHOLDERS
Date, Time and Place
The special meeting of First National shareholders will be held on June 16, 2021, at 10:00 a.m. local time. The special meeting will be a completely virtual meeting of shareholders. Shareholders can attend the meeting via the Internet at www.virtualshareholdermeeting.com/FXNC2021SM and following the instructions below. On or about [•], 2021, First National will commence mailing this joint proxy statement/prospectus and the enclosed form of proxy to its shareholders entitled to vote at the First National special meeting.
Attending the Special Meeting
Access to the Audio Webcast of the Meeting: The live audio webcast of the meeting will begin promptly at 10:00 a.m. local time. Online access to the audio webcast will open approximately 15 minutes prior to the start of the meeting to allow time for you to log in and test the computer audio system. First National encourages shareholders to access the meeting prior to the start time to allow ample time to complete the online check-in process.
Log-in Instructions: To attend the virtual meeting, login at www.virtualshareholdermeeting.com/FXNC2021SM. First National shareholders will need their unique 16-digit control number which appears on your proxy card and the instructions included in this joint proxy statement/prospectus.
Purpose of First National Special Meeting
At the First National special meeting, First National shareholders will be asked to vote on the following:
•
to consider and vote on a proposal to the issuance of First National common stock to the shareholders of Fincastle pursuant to the Agreement and Plan of Merger, dated as of February 18, 2021, by and among First National, First Bank, and Fincastle, a copy of which is included as Annex A to the joint proxy statement/prospectus, under which Fincastle will merge with and into First Bank, which we refer to as the First National share issuance proposal; and

•
a proposal to adjourn the First National special meeting, if necessary or appropriate, to permit further solicitation of proxies in favor of the First National share issuance proposal, which we refer to as the First National adjournment proposal.

Completion of the merger is conditioned on approval of the First National share issuance proposal, among other conditions.
Completion of the merger is not conditioned on the approval of the First National adjournment proposal.
Recommendation of the First National Board of Directors
The First National board of directors recommends that First National shareholders vote “FOR” the First National share issuance proposal and “FOR” the First National adjournment proposal. See “The Merger—Recommendation of the First National Board of Directors and Reasons for the Merger” beginning on page 57.
First National Record Date; Shareholders Entitled to Vote
The First National board of directors has fixed the close of business on April 19, 2021 as the record date for determining the holders of First National common stock entitled to receive notice of, and to vote at, the First National special meeting. As of the First National record date, there were 4,868,462 shares of First National common stock outstanding and entitled to vote at the First National special meeting held by 517 holders of record.
Each share of First National common stock outstanding on the record date of the First National special meeting is entitled to one vote on each proposal and any other matter coming before the First National special meeting.
Voting by First National’s Directors and Executive Officers
At the close of business on the record date for the First National special meeting, First National directors and executive officers and their affiliates were entitled to vote 742,643 shares of First National common stock or approximately 15.25% of the shares of First National common stock outstanding on that date. First National currently expects that its directors and executive officers will vote their shares in favor of the First National share issuance proposal and the First National adjournment proposal, although none of them has entered into any agreements obligating them to do so.

Quorum and Adjournment
No business may be transacted at the First National special meeting unless a quorum is present. Shareholders who hold shares representing at least a majority of the shares entitled to vote at the First National special meeting must be present in person or by proxy to constitute a quorum. If a quorum is not present, the chairman of the special meeting may adjourn the meeting to solicit additional proxies. In addition, if fewer shares are voted than the number of shares required to obtain the necessary First National shareholder approvals, then the special meeting may be adjourned to allow additional time for obtaining additional proxies, if the votes cast in favor of the action exceed the votes cast opposing the First National adjournment proposal is obtained.
No notice of an adjourned meeting need be given if the time and place of the adjourned meeting are announced at the special meeting unless, after the adjournment, a new record date is fixed for the adjourned meeting, in which case a notice of the adjourned meeting shall be given to each shareholder of record entitled to vote at the meeting. At any adjourned meeting, all proxies will be voted in the same manner as they would have been voted at the original convening of the special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the adjourned meeting.
All shares of First National common stock represented at the First National special meeting, including shares that are represented but that vote to abstain, will be treated as present for purposes of determining the presence or absence of a quorum, but broker non-votes will not be counted for the purposes of determining whether a quorum exists.
Required Vote; Treatment of Abstentions and Failure to Vote
First National share issuance proposal:
•
Standard: Approval of the First National share issuance proposal requires the affirmative vote of two-thirds of the issued and outstanding shares of First National common stock entitled to vote. First National shareholders must approve the First National share issuance proposal in order for the merger to occur. If First National shareholders fail to approve the First National share issuance proposal, the merger will not occur.

•
Effect of abstentions and broker non-votes: If you fail to vote, mark “ABSTAIN” on your proxy card or fail to instruct your bank or broker how to vote with respect to the First National share issuance proposal, it will have the same effect as a vote “AGAINST” the proposal.

First National adjournment proposal:
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Standard: Assuming a quorum is present, approval of the First National adjournment proposal requires the votes cast in favor of the action exceed the votes cast opposing the action. If First National shareholders fail to approve the First National adjournment proposal, but approve the share issuance proposal, the merger may nonetheless occur.

•
Effect of abstentions and broker non-votes: If you fail to vote, mark “ABSTAIN” on your proxy card or fail to instruct your bank or broker how to vote with respect to the First National adjournment proposal, you will be deemed not to have cast a vote with respect to the proposal and it will have no effect on the proposal.

Voting on Proxies; Incomplete Proxies
If you were a record holder of First National common stock at the close of business on the record date of the First National special meeting, a proxy card is enclosed for your use. First National requests that you vote your shares as promptly as possible by (i) visiting the internet site listed on the First National proxy card, (ii) calling the toll-free number listed on the First National proxy card or (iii) submitting your First National proxy card by mail by using the provided self-addressed, stamped envelope. Information and applicable deadlines for voting through the internet or by telephone are set forth on the enclosed proxy card. When the accompanying proxy is returned properly executed, the shares of First National common stock represented by it will be voted at the First National special meeting or any adjournment or postponement of the meeting in accordance with the instructions contained in the proxy card. Your internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you had marked, signed and returned a proxy card.

If a proxy is returned without an indication as to how the shares of First National common stock represented are to be voted with regard to a particular proposal, the First National common stock represented by the proxy will be voted in accordance with the recommendation of the First National board of directors and, therefore, “FOR” the First National share issuance proposal and “FOR” the First National adjournment proposal.
As of the date hereof, the First National board of directors has no knowledge of any business that will be presented for consideration at the First National special meeting and that would be required to be set forth in this joint proxy statement/prospectus or the related proxy card other than the matters set forth in First National’s Notice of Special Meeting of Shareholders. If any other matter is properly presented at the First National special meeting for consideration, the persons named in the enclosed form of proxy and acting thereunder will vote in accordance with their discretion on such matter.
You may also choose to vote electronically via the Internet at www.virtualshareholdermeeting.com/FXNC2021SM during the virtual meeting. Shareholders will need their unique 16-digit control number which appears on the proxy card and the instructions included in this joint proxy statement/prospectus.
Your vote is important. If you were a record holder of First National common stock on the record date of the First National special meeting, please sign and return the enclosed proxy card, or vote via the internet or telephone, regardless of whether or not you plan to virtually attend the First National special meeting in person. Proxies submitted through the specified internet website or by phone must be received by 11:59 p.m., Eastern Time, on June 15, 2021.
Shares Held in Street Name
If you hold shares of First National common stock through a stock brokerage account or a bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” The “record holder” of such shares is your broker, bank or other nominee, and not you, and you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank or other nominee.
If you hold shares through a broker, bank or other nominee and wish to vote your shares at the First National special meeting, you will need your unique 16-digit control number which appears on the instructions that accompanied this joint proxy statement/prospectus.
Please also note that brokers, banks or other nominees who hold shares of First National common stock on behalf of their customers may not give a proxy to First National to vote those shares without specific instructions from their customers.
If you are a First National shareholder and you do not instruct your broker, bank or other nominee on how to vote your shares, your broker, bank or other nominee may not vote your shares on any of the First National proposals.
Revocability of Proxies and Changes to a First National Shareholder’s Vote
A First National shareholder may revoke a proxy at any time before it is voted at the meeting by taking any of the following four actions:
•	timely delivering written notice of revocation to First National’s Secretary at 112 West King Street, Strasburg, Virginia 22657, telephone number (540) 465-9121;
•	timely delivering a proxy card bearing a later date than the proxy that you wish to revoke;
•	timely casting a subsequent vote via telephone or the Internet, as described above; or
•	attending the special meeting and voting via the Internet.
Merely attending the meeting will not, by itself, revoke your proxy; you must cast a subsequent vote at the meeting using forms provided for that purpose. Your last valid vote that we receive before or at the special meeting is the vote that will be counted.
If you have instructed a broker, bank or other nominee to vote your shares of First National common stock, you must follow the directions you receive from your broker, bank or other nominee in order to change or revoke your vote.

Solicitation of Proxies
First National is soliciting proxies for the First National special meeting from its shareholders. In accordance with the merger agreement, First National will pay its own costs of soliciting proxies from its shareholders, including the cost of mailing this joint proxy statement/prospectus. In addition to solicitation of proxies by mail, proxies may be solicited by First National’s officers, directors and regular employees, without additional remuneration, by personal interview, telephone or other means of communication.
First National will make arrangements with brokerage houses, custodians, nominees and fiduciaries to forward proxy solicitation materials to beneficial owners of First National common stock. First National may reimburse these brokerage houses, custodians, nominees and fiduciaries for their reasonable expenses incurred in forwarding the proxy materials.
To help assure the presence in person or by proxy of the largest number of shareholders possible, First National has engaged Regan & Associates, Inc., a proxy solicitation firm, which we refer to as “Regan & Associates,” to solicit proxies on First National’s behalf. First National has agreed to pay Regan & Associates a proxy solicitation fee of approximately $13,500 plus certain expenses.

FIRST NATIONAL PROPOSALS
First National Proposal 1 – First National Share Issuance Proposal
At the First National special meeting, the First National shareholders will be asked to approve the issuance of shares of First National common stock to Fincastle common shareholders in connection with the merger. If the merger is completed, Fincastle shareholders will receive merger consideration consisting of cash, shares of First National common stock, or a combination of cash and shares of First National common stock, as provided in the merger agreement. Approval of this proposal is required under NASDAQ listing rules, First National’s articles of incorporation, and is a condition to the closing of the merger.
After careful consideration, the First National board of directors unanimously approved the issuance of shares of First National common stock to Fincastle common shareholders in connection with the merger.
The First National board of directors unanimously recommends that First National shareholders vote “FOR” the First National share issuance proposal.
First National Proposal 2 – First National Adjournment Proposal
The First National special meeting may be adjourned to another time or place if there are insufficient votes represented at the First National special meeting to constitute a quorum necessary to conduct business at the First National special meeting or if there are insufficient votes necessary to obtain the approval of Proposal 1 above.
First National requests that its shareholders authorize the holder of any proxy solicited by the First National board of directors on a discretionary basis to vote in favor of adjourning the First National special meeting to another time or place, if determined necessary or appropriate by First National, to solicit additional proxies (including the solicitation of proxies from First National shareholders who have previously voted). Approval of this proposal is not a condition to the closing of the merger.
The First National board of directors unanimously recommends that First National shareholders vote “FOR” approval of the First National adjournment proposal.

FINCASTLE SPECIAL MEETING OF SHAREHOLDERS
Date, Time and Place
The special meeting of Fincastle shareholders will be held on June 16, 2021 at 9:00 a.m. local time. The special meeting will be a completely virtual meeting of shareholders. Shareholders can attend the meeting via the Internet at https://agm.issuerdirect.com/bftl and following the instructions below. On or about [•], 2021, Fincastle will commence mailing this joint proxy statement/prospectus and the enclosed form of proxy to its shareholders entitled to vote at the Fincastle special meeting.
Attending the Special Meeting
Access to the Audio Webcast Conference of the Meeting: The live audio webcast of the meeting will begin promptly at 9:00 a.m. local time. Online access to the audio webcast will be open approximately 15 minutes prior to the start of the meeting to allow time for shareholders to register. Fincastle encourages shareholders to access the meeting prior to the start time to allow ample time to complete the registration process.
Log-in Instructions: To attend the virtual meeting, register at http://agm.issuerdirect.com/bftl. Fincastle shareholders will need their unique 8-digit control number that appears on their proxy card and the instructions included in this joint proxy statement/prospectus. The password for the special meeting is the 8-digit control number.
Telephone Access to the Meeting: Shareholders may listen to the meeting by calling toll-free 877-407-9205 and following the recorded instructions. However, shareholders will not be able to participate in the meeting by telephone or vote their shares by telephone during the meeting.
Purpose of the Fincastle Special Meeting
At the Fincastle special meeting, Fincastle shareholders will be asked to vote on the following:
•	a proposal to adopt the merger agreement, which we refer to as the Fincastle merger proposal; and
•
a proposal to approve of the adjournment of the Fincastle special meeting to a later date or dates, if necessary or appropriate, for the purpose of soliciting additional votes for the approval of the Fincastle merger proposal, which we refer to as the Fincastle adjournment proposal.

Completion of the merger is conditioned on approval of the Fincastle merger proposal, among other conditions.
Completion of the merger is not conditioned on the approval of the Fincastle adjournment proposal.
Recommendation of the Fincastle Board of Directors
The Fincastle board of directors unanimously recommends that Fincastle shareholders vote “FOR” the Fincastle merger proposal and “FOR” the Fincastle adjournment proposal. See “The Merger—Recommendation of the Fincastle Board of Directors and Reasons for the Merger” beginning on page 58.
Fincastle Record Date and Quorum
The Fincastle board of directors has fixed the close of business on April 16, 2021 as the record date for determining the holders of Fincastle common stock entitled to receive notice of, and to vote at, the Fincastle special meeting. As of the Fincastle record date, there were 10,199,999 shares of Fincastle common stock outstanding and entitled to vote at the Fincastle special meeting held by 515 holders of record.
To transact business at the Fincastle special meeting, the presence, in person or represented by proxy, of at least a majority of the total number of outstanding shares of Fincastle common stock entitled to vote at the Fincastle special meeting is necessary in order to constitute a quorum for purposes of the matters being voted on at the Fincastle special meeting. Abstentions will be treated as present at the Fincastle special meeting for purposes of determining the presence or absence of a quorum, but broker non-votes will not be counted for the purposes of determining whether a quorum exists. In the event that a quorum is not present at the Fincastle special meeting, the holders of a majority of the voting shares represented at the Fincastle special meeting, in person or by proxy, may adjourn the meeting from time to time to another time and/or place until a quorum is so present or represented.
Fincastle Voting Rights
Each share of Fincastle common stock entitles the holder thereof to one vote on each proposal to be considered at the Fincastle special meeting.

Required Vote
Approval of the Fincastle merger proposal requires the affirmative vote of a majority of the outstanding shares of Fincastle common stock entitled to vote thereon. Assuming a quorum is present, approval of the Fincastle adjournment proposal requires the affirmative vote of a majority of shares of Fincastle common stock represented at the Fincastle special meeting, in person or by proxy, that are entitled to vote.
Voting by Fincastle’s Directors and Executive Officers
As of the Fincastle record date, directors and executive officers of Fincastle and their affiliates owned and were entitled to vote 1,342,634 shares of Fincastle common stock, representing approximately 13.1% of the shares of Fincastle common stock outstanding on that date. In connection with entering into the merger agreement, each of Fincastle’s directors and executive officers entered Officers and Directors Agreements, which generally require such executive officer or director party thereto to vote all of his or her shares of Fincastle common stock (i) in favor of the merger, (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Fincastle under the merger agreement, and (iii) against alternative transactions. The Officers and Directors Agreement will terminate upon the termination of the Agreement in accordance with its terms. At the close of business on the record date for the Fincastle special meeting, Fincastle directors and executive officers who have executed such agreements were entitled to vote 1,342,634 shares of, or approximately 13.1%, of Fincastle common stock outstanding on that date.
Treatment of Abstentions; Failure to Vote
For purposes of the Fincastle special meeting, an abstention occurs when a Fincastle shareholder attends the Fincastle special meeting, either in person or by proxy, but abstains from voting or marks “ABSTAIN” on such shareholder’s proxy card.
•	For the Fincastle merger proposal, an abstention or failure to vote, either directly or by proxy, at the Fincastle special meeting will have the same effect as a vote “AGAINST” such proposal.
•	For the Fincastle adjournment proposal, an abstention or failure to vote, either directly or by proxy, at the Fincastle special meeting will have no effect on the proposal.
Voting on Proxies; Incomplete Proxies
Giving a proxy means that a Fincastle shareholder authorizes the persons named in the enclosed proxy card to vote its shares of Fincastle common stock at the Fincastle special meeting in the manner such shareholder directs. A Fincastle shareholder may vote by proxy, by telephone, by facsimile or via the Internet at the Fincastle special meeting. If you hold your shares of Fincastle common stock in your name as a shareholder of record, to submit a proxy, you, as a Fincastle shareholder, may use one of the following methods:
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By mail: Mark, sign and date your proxy card and return it in the postage paid envelope we have provided or return it to Issuer Direct, 1 Glenwood Avenue, Suite 1001, Raleigh, NC 27603; Attention Shakira Singleton.

•	By telephone, by calling toll-free 1-866-752-8683 and following the recorded instructions.
•	By facsimile, by using the following number: 202-521-3464.
•	Via the Internet, by accessing the website http://www.iproxydirect.com/BFTL and following the instructions on the website.
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You may also choose to vote electronically during the Fincastle special meeting via the Internet at http://agm.issuerdirect.com/bftl. To vote, a Fincastle shareholder will need their unique 8-digit control number received with their proxy card and the instructions included in this joint proxy statement/prospectus.

When the accompanying proxy is returned properly executed prior to the Fincastle special meeting, the shares of Fincastle common stock represented by it will be voted at the Fincastle special meeting in accordance with the instructions contained on the proxy card. If any proxy is returned without indication as to how to vote, the shares of Fincastle common stock represented by the proxy will be voted “FOR” the merger proposal and “FOR” the adjournment proposal, and as recommended by the Fincastle board of directors on any other matters properly brought before the special meeting.

If a Fincastle shareholder’s shares of Fincastle common stock are held in “street name” by a broker, bank or other nominee, the Fincastle shareholder should check the voting form used by that firm to determine whether it may vote by telephone or via the Internet.
Your vote is very important, regardless of the number of shares of Fincastle common stock you own. Accordingly, each Fincastle shareholder should complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope, or vote by telephone or via the Internet as soon as possible, whether or not you plan to virtually attend the Fincastle special meeting.
Shares Held in Street Name
If you are a Fincastle shareholder and your shares of Fincastle common stock are held in “street name” through a broker, bank or other nominee, your broker, bank or other nominee’s ability to vote your shares of Fincastle common stock for you is governed by the rules of the NYSE. Without your specific instruction, a broker, bank or other nominee may only vote your shares of Fincastle common stock on routine proposals. As such, your broker, bank or other nominee will submit a proxy card on your behalf as to routine proposals but leave your shares of Fincastle common stock unvoted on non-routine proposals—this is known as a “broker non-vote.” The Fincastle merger proposal and the Fincastle adjournment proposal are regarded as non-routine matters and your broker, bank or other nominee will not vote on these matters without instructions from you. Therefore, if you are a Fincastle shareholder holding your shares of Fincastle common stock in “street name” and you do not instruct your broker, bank or other nominee on how to vote, your shares of Fincastle common stock will have the same effect as a vote “AGAINST” the Fincastle merger proposal and will have no effect on the Fincastle adjournment proposal.
Revocability of Proxies and Changes to a Fincastle Shareholder’s Vote
If you are the owner of record of your shares and have submitted your proxy and would like to revoke it, you may do so before your shares of Fincastle common stock are voted at the Fincastle special meeting by taking any of the following actions:
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delivering a written notice bearing a date later than the date of your proxy to the secretary of Fincastle stating that you revoke your proxy, which notice must be received by Fincastle prior to the beginning the Fincastle special meeting;

•
completing, signing, dating and returning to the secretary of Fincastle a new proxy card relating to the same shares of Fincastle common stock and bearing a later date, which new proxy card must be received by Fincastle prior to the beginning of the Fincastle special meeting;

•	timely casting a new vote by telephone, by facsimile or via the Internet as described above; or
•	virtually attending the Fincastle special meeting and voting via the Internet, although virtual attendance at the Fincastle special meeting will not, by itself, revoke a proxy.
If you choose to send a written notice of revocation or to mail a new proxy to Fincastle, you must submit your notice of revocation or your new proxy to The Bank of Fincastle, Attention: Corporate Secretary at P.O. Box 107, Fincastle, Virginia 24090, and it must be received at any time before the vote is taken at the Fincastle special meeting.
If you have instructed a broker, bank or other nominee to vote your shares of Fincastle common stock, you must follow the directions you receive from your broker, bank or other nominee in order to change or revoke your vote.
Fincastle shareholders retain the right to revoke their proxies in the manner described above. Unless so revoked, the shares of Fincastle common stock represented by such proxies will be voted at the Fincastle special meeting and all adjournments or postponements thereof.
Solicitation of Proxies
The cost of solicitation of proxies for the Fincastle special meeting will be borne by Fincastle. Fincastle will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of common stock. Fincastle’s directors, officers and employees may solicit proxies by mail, telephone, facsimile, electronic mail or in person, but no additional compensation will be paid to them.
To help assure the presence in person or by proxy of the largest number of shareholders possible, Fincastle has engaged Regan & Associates, Inc., a proxy solicitation firm, which we refer to as “Regan & Associates,” to solicit proxies on Fincastle’s behalf. Fincastle has agreed to pay Regan & Associates a proxy solicitation fee of approximately $6,500 plus certain expenses.

FINCASTLE PROPOSALS
Fincastle Proposal 1 – Approval of the Merger Agreement
As discussed elsewhere in this joint proxy statement/prospectus, Fincastle shareholders will consider and vote on the Fincastle merger proposal. Fincastle shareholders must approve the Fincastle merger proposal in order for the merger to occur. If Fincastle shareholders fail to approve the Fincastle merger proposal, the merger will not occur.
Accordingly, Fincastle is asking Fincastle shareholders to vote to approve the Fincastle merger proposal, either by virtually attending the Fincastle special meeting and voting via the Internet or by submitting a proxy. You should carefully read this joint proxy statement/prospectus in its entirety for more detailed information concerning the merger agreement and the transactions contemplated thereby. In particular, you are urged to read the merger agreement in its entirety, which is attached as Annex A hereto.
The Fincastle board of directors unanimously recommends that Fincastle shareholders vote “FOR” the Fincastle merger proposal.
Fincastle Proposal 2 – Fincastle Adjournment Proposal
The Fincastle special meeting may be adjourned to another time or place, if necessary or appropriate, to permit further solicitation of proxies in favor of the Fincastle merger proposal.
If, at the Fincastle special meeting, the number of shares of Fincastle common stock present in person or represented by proxy and voting in favor of the Fincastle merger proposal is insufficient to approve the Fincastle merger proposal, Fincastle may move to adjourn the Fincastle special meeting in order to enable the Fincastle board of directors to solicit additional proxies in favor of the Fincastle merger proposal.
In the Fincastle adjournment proposal, Fincastle is asking its shareholders to authorize the holder of any proxy solicited by the Fincastle board of directors to vote in favor of granting discretionary authority to the proxy holders, and each of them individually, to adjourn the Fincastle special meeting to another time and/or place for the purpose of soliciting additional proxies. If the Fincastle shareholders approve the Fincastle adjournment proposal, Fincastle could adjourn the Fincastle special meeting and any adjourned session of the Fincastle special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from Fincastle shareholders who have previously voted. Fincastle does not intend to call a vote on adjournment of the special meeting to solicit additional proxies if the Fincastle merger proposal is adopted at the Fincastle special meeting.
The Fincastle board of directors unanimously recommends that Fincastle shareholders vote “FOR” the Fincastle adjournment proposal.

THE PARTIES
First National Corporation
112 West King Street
Strasburg, Virginia 22657
(540) 465-9121
First National Corporation is a bank holding company headquartered in Strasburg, Virginia, that was incorporated in the Commonwealth of Virginia on September 7, 1983. First National’s common stock is listed on NASDAQ under the symbol “FXNC.” As of December 31, 2020, First National had total assets of $950.9 million, total loans of $629.9 million, total deposits of $842.5 million and total shareholders’ equity of $84.9 million. First National operates through a single subsidiary bank, First Bank. As of December 31, 2020, First Bank had 14 banking offices located throughout the Shenandoah Valley, the central regions of Virginia and in the city of Richmond.
More information about First National is available by visiting the “Investor Information” link on its website at https://www.fbvirginia.com/. Information contained on First National’s website does not constitute part of, and is not incorporated into, this joint proxy statement/prospectus. For a complete description of First National’s business, financial condition, results of operations and other important information, please refer to First National’s filings with the SEC that are incorporated by reference in this document, including its Annual Report on Form 10-K for the year ended December 31, 2020. For instructions on how to find copies of these documents, see “Where You Can Find More Information” beginning on page v.
The Bank of Fincastle
17 South Roanoke Street
Fincastle, Virginia 24090
(540) 473-2761
The Bank of Fincastle is a Virginia state-chartered non-member bank headquartered in Fincastle, Virginia, that was chartered in the Commonwealth of Virginia on September 22, 1875. At December 31, 2020, Fincastle had total assets of $256.2 million, total loans of $202.2 million, total deposits of $224.3 million and total shareholders’ equity of $30.3 million. Fincastle has six banking office located throughout the Botetourt County, Virginia.
Fincastle provides banking products and services to individuals and businesses in the markets it serves. It offers interest-bearing and non-interest bearing checking, savings, money market, demand deposit and individual retirement accounts, as well as certificates of deposit and debit cards. Fincastle also provides personal, commercial, real estate mortgage, construction, home equity, consumer installment, real estate construction, residential and commercial real estate, and consumer loans, commercial lines of credit, overdraft lines of credit and credit cards. In addition, Fincastle offers money orders, official checks, safe deposit box facilities, wire transfers, overdraft protection, foreign currency exchange, merchant, ACH origination, check imaging, direct and mobile deposit, night depository, notary and medallion stamp, merchant credit card processing, payroll payment and remote deposit capture services. Further, Fincastle engages in the ownership and sale of real estate and title insurance businesses, as well as provides online, mobile and telephone banking services. More information about Fincastle is available by visiting the “Investor Relations” link on its website at https://www.bankoffincastle.bank/. Information contained on Fincastle’s website does not constitute part of, and is not incorporated into, this joint proxy statement/prospectus.

THE MERGER
The following is a discussion of the merger and the material terms of the merger agreement between First National and Fincastle. You are urged to read carefully the merger agreement in its entirety, a copy of which is attached as Annex A to this joint proxy statement/prospectus and incorporated by reference herein. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. This section is not intended to provide you with any factual information about First National or Fincastle. Such information can be found elsewhere in this joint proxy statement/prospectus and in the public filings First National makes with the SEC. See “Where You Can Find More Information” in the forepart of this joint proxy statement/prospectus and “Incorporation of Certain Documents by Reference” beginning on page 138.
Terms of the Merger
On February 18, 2021, the First National board of directors and the Fincastle board of directors each unanimously approved the merger agreement and the transactions contemplated thereby including, in the case of the First National board of directors, the issuance of First National common stock in connection with the merger. Under the merger agreement, Fincastle will merge with and into First Bank, with First Bank as the surviving bank.
Merger Consideration
Under the merger agreement, Fincastle shareholders may elect to receive one of the following forms of payment of merger consideration in exchange for their shares of Fincastle common stock (subject to the limitations and adjustments discussed below):
•	$3.30 in cash for each share of Fincastle common stock held—the cash consideration;
•	0.1649 shares of First National common stock for each share of Fincastle common stock held—the stock consideration; or
•	A combination of cash consideration and stock consideration for all shares of Fincastle common stock held in such proportions as requested by the shareholder—the mixed consideration.
The merger agreement provides that First National will issue shares of First National common stock for 80% of the shares of Fincastle common stock outstanding on the effective date of the merger and pay cash for the remaining 20% of the shares of Fincastle common stock outstanding. Fincastle shareholders are entitled to elect to receive the cash consideration, the stock consideration, or the mixed consideration, in whole share increments, with respect to the holders’ shares of Fincastle common stock. In other words, by promptly completing and timely delivering the election form, you can elect to receive cash for your shares of Fincastle common stock, shares of First National common stock for your shares of Fincastle common stock, or cash and shares of First National common stock in such proportions as you choose for your shares of Fincastle common stock. As discussed below, however, you may not receive the type of merger consideration you elect.
If shareholders of Fincastle in the aggregate elect the form of consideration so that either cash would be paid as merger consideration for more than 20% of the outstanding shares of Fincastle common stock or shares of First National common stock would be issued as merger consideration for more than 80% of the outstanding shares of Fincastle common stock, the merger agreement provides a method to reallocate cash or stock so that the merger consideration will not exceed either threshold. Additionally, if shareholders of Fincastle elect for more than 20% of Fincastle’s outstanding shares of common stock to be exchanged for cash consideration, First National has the unilateral right to increase the amount of cash paid up to 22% of Fincastle’s outstanding shares of common stock and proportionally decrease the number of shares of First National common stock issued. For a description of the reallocation method, see “The Merger Agreement—Conversion of Shares; Exchange and Payment Procedures.” Accordingly, you may receive less cash and more shares, or more shares and less cash than you elect. Either of these events is likely to result in different tax consequences from those that would have resulted had you received the exact form of merger consideration you elected.
Neither Fincastle nor First National (or their respective boards of directors), nor Fincastle’s fairness advisor make any recommendation as to whether you should choose the cash consideration, stock consideration, or mixed consideration for your shares of Fincastle common stock. You should consult with your own financial and tax advisors about this decision.

Treatment of Fincastle Stock Options
At the effective time of the merger, all rights with respect to the Fincastle common stock pursuant to the stock options granted by Fincastle that are outstanding immediately prior to the effective time of the merger, whether or not exercisable, will convert into an obligation of First National to pay (or at the request of First National, of Fincastle to pay) and a right of the holder to receive a cash payment equal to the product obtained by multiplying (1) the number of shares of Fincastle common stock underlying such holder’s options by (2) the excess, if any, of the fair market value per share (as defined below) minus the exercise price per share under such option (provided, that if the fair market value per share does not exceed the exercise price per share of a particular option, then by $0.01). The fair market value per share for purposes of this calculation is the sum of (x) $3.30 multiplied by 0.20, plus (y) the product of the volume weighted average price (rounded up to the nearest cent) of First National common stock on NASDAQ during the 10 consecutive trading days ending on the fifth trading day immediately prior to the date on which the effective time of the merger occurs, multiplied by the exchange ratio (0.1649), multiplied by 0.80.
Fractional Shares
No fractional shares of First National common stock will be issued in connection with the merger. Instead, you will receive a cash payment, without interest, for the value of any fraction of a share of First National common stock that you would otherwise be entitled to receive in an amount equal to such fractional part of a share of First National common stock multiplied by the volume weighted average price (rounded up to the nearest cent) of First National common stock on NASDAQ during the 10 consecutive trading days ending on the fifth trading day immediately prior to the date on which the effective time of the merger occurs.
Dividends and Distributions
No dividends or other distributions declared with respect to First National common stock will be paid to the holder of any unsurrendered certificates or book entry shares of such common stock until the holder surrenders such certificate or book entry share in accordance with the merger agreement. After the surrender of a certificate or book entry share in accordance with the merger agreement, the record holder thereof will be entitled to receive any such dividends or other distributions, without any interest, which had previously become payable with respect to the whole shares of First National common stock that the shares of Fincastle common stock represented by such certificate or book entry share have been converted into the right to receive under the merger agreement.
Withholding
Each of First National and the exchange agent will be entitled to deduct and withhold from any consideration otherwise payable pursuant to the merger agreement such amounts they are required to deduct and withhold under the Code or any provision of state, local, or foreign tax law. If any such amounts are withheld and paid over to the appropriate governmental authority, these amounts will be treated for all purposes of the merger agreement as having been paid to the person in respect of which the deduction and withholding was made.
Dissenting Shares
Under the VSCA, First National shareholders will not have any appraisal rights or dissenters’ rights with respect to the merger. Under Section 6.2-822 of the Code of Virginia, Fincastle shareholders will not have any appraisal rights or dissenters’ rights with respect to the merger.
Lost, Stolen or Destroyed Stock Certificates
If a certificate for Fincastle common stock has been lost, stolen or destroyed, the exchange agent will issue the appropriate consideration properly payable under the merger agreement upon receipt of (i) an affidavit of that fact by the claimant and (ii) if required by First National, the posting of a bond in an amount as First National may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such certificate.
Background of the Merger
Fincastle’s board of directors and senior management regularly review and evaluate the bank’s business, strategic direction, performance, prospects and strategic alternatives as part of Fincastle’s ongoing efforts to strengthen its businesses and improve its operations and financial performance in order to create value for its shareholders, taking into account economic, regulatory, competitive and other conditions. In the context of such reviews, the strategic alternatives considered by Fincastle’s board of directors and senior management have included, among other things, continuing its on-going operations as an independent institution, acquiring other depository institutions, opening new branch offices, buying other financial services firms engaged in complementary lines of business, and entering into a merger or acquisition transaction with a similarly sized or larger financial institution.
The board of directors and senior management of Fincastle have been aware in recent years of changes in the financial services industry and the regulatory environment as well as the competitive challenges facing a financial institution such as Fincastle. These challenges have included increasing government regulation, increasing expense burdens and commitments for technology and training, an interest rate environment that has resulted in pressure on interest rate spreads and margins, and increasing competition in the delivery of financial products and services combined with increased customer expectations for the availability of sophisticated financial products and services from financial institutions. In recent years it became increasingly apparent to Fincastle’s senior management and the board of directors that, if Fincastle were to remain independent, it would need to grow substantially in order to achieve economies of scale and results of operations comparable to those of larger financial institutions in the Mid-Atlantic United States.
In the late summer of 2019, the board of directors began to more seriously explore whether Fincastle should remain independent or enter into a strategic transaction with another financial institution. As part of this process, the board of directors sought the advice of Janney Montgomery Scott LLC, which we refer to as Janney, a nationally recognized investment banking firm that is regularly engaged as a financial adviser to community banks in connection with mergers and other corporate transactions. One of the directors of Fincastle, Greg Gersack, is the head of capital markets at Janney, and the former FIG Partners LLC, which was acquired by Janney in 2019, had previously served as placement agent for Fincastle in connection with the issuance of common stock by the bank in 2017.
In August 2019, Janney made a formal presentation to the board regarding its strategic options. This presentation included a detailed analysis of the overall banking market on the local, regional and national level, the performance of bank stocks based on various metrics, a summary of historical and ongoing industry consolidation, and an overview of strategic alternatives for Fincastle. Specifically, the board of directors of Fincastle discussed the advantages and disadvantages of remaining independent, selling the bank, and a strategic combination with a financial institution comparable in size, or a “merger of equals.” In considering each option, the board of directors reviewed and took into consideration detailed financial projections for Fincastle, its projected asset growth over a five year period, and the estimated future value of Fincastle common stock. Following this meeting, the board of directors determined that it would be advisable to continue discussions regarding a possible business combination transaction with another financial institution.
Janney subsequently prepared updated financial models and the board of directors met again in December 2019 to review and discuss its strategic options. Ultimately, after taking into consideration the increasing level of competition in the markets served by Fincastle, limited growth opportunities, anticipated increases in regulatory costs and capital requirements, the continuing low interest rate environment and trends in mergers and acquisitions in the financial services sector, the board of directors of Fincastle determined that it was advisable and in the best interest of Fincastle and its shareholders to enter into an exploratory process regarding a possible business combination transaction with another financial institution. The board of directors initially started with a list of fifteen potential business combination partners, but ultimately determined that it would be appropriate and advisable to contact a more limited group of possible partners. With guidance from Janney, the board of directors and management narrowed this list, discussed the profile of each possible business combination partner, including the liquidity and pricing ratios, and authorized Janney and management to initiate exploratory discussions with each possible partner to determine whether there was any interest in entering into a strategic transaction.
Following these discussions, the chairman of the board of directors of Fincastle, George E. Holt III, contacted Godfrey & Kahn, S.C., which we refer to as Godfrey, a law firm specializing in bank regulatory matters and mergers and acquisitions, to provide the board of directors with guidance regarding its fiduciary obligations in connection with the possible sale of the bank or a business combination. During a board meeting on January 21, 2020, a representative of Godfrey gave a comprehensive presentation concerning the fiduciary duties of the board of directors when considering strategic alternatives such as a sale of an institution and engaged in extensive discussion with the directors regarding these duties.

Shortly after this meeting, the board of directors and senior management met with four financial institutions. These discussions were exploratory in nature and no decision had been made to sell Fincastle or enter into a business combination. Discussions with each of these parties were ongoing when a national emergency was declared in the United States for a novel coronavirus pandemic, referred to as COVID-19, which culminated in a shut-down of most businesses located in the markets where Fincastle and the other parties operated. Following the shut-down, all strategic discussions were put on hold so that the respective parties could address issues related to the COVID-19 pandemic and assess the potential financial impact that COVID-19 would have on their respective businesses and operations.
Fincastle initially delayed taking any further action regarding a strategic transaction given the broader economic uncertainty associated with the COVID-19 pandemic; however, in May 2020, the board of directors again reviewed whether the best interest of the shareholders would be served by remaining independent versus entering into a business combination transaction. Following these discussions, the board of directors agreed that Fincastle should continue to explore a possible business combination transaction and revisited its discussions earlier in the year with the four prior financial institutions, several of whom had expressed an interest in entering into a transaction with Fincastle. The board of directors subsequently authorized Janney to reach out to these financial institutions.
Following these discussions, and after an extensive review, discussion and analysis of each of the possible business combination partners, the board of directors determined that a possible transaction with one potential partner, which we refer to as Company A, would be in the best interest of Fincastle’s shareholders. Later that same month, several members of the board of directors met with Company A to discuss a potential business combination transaction. Following this discussion, the board of directors authorized management to begin discussions with Company A and a non-binding indication of interest was executed in July 2020. Shortly after this, on August 17, 2020, Fincastle formally engaged Janney to represent Fincastle as its investment banker and financial advisor in connection with a possible business combination transaction. Over a three month period from July to September, representatives of Company A conducted due diligence on Fincastle and the parties met and discussed the terms of a possible transaction. However, based in part on the economic uncertainty associated with the COVID-19 pandemic, Company A notified Fincastle that it was no longer interested in pursuing a transaction with Fincastle and discussions were terminated.
After discussions with Company A terminated, the board of directors met with Janney in October 2020 to review and evaluate Fincastle’s business, strategic direction, performance, prospects and strategic alternatives. At the meeting, the board of directors discussed the advantages and disadvantages of remaining an independent operating concern, the historical performance and strategic direction of Fincastle and the liquidity for Fincastle’s shareholders if the bank would remain independent. Consistent with its earlier analysis, the board of directors determined that it would be in the best interest of Fincastle and its shareholders to continue discussions with potential bank combination partners. The board of directors then discussed the process for identifying possible business combination partners, and the board of directors and management considered and discussed its views that the confidentiality of any such process should be maintained, as well as the competitive concerns that could arise in connection with contacting certain parties and the increase in the likelihood of the process not remaining confidential as the number of parties contacted increased. The board of directors and Janney identified seven financial institutions that could be interested in entering into a business combination with Fincastle, including First National. Two of the financial institutions had earlier met with the board of directors prior to the COVID-19 pandemic and expressed an interest in entering into a business combination transaction with Fincastle. Janney discussed its views as to the likely level of interest of different parties and the advantages and disadvantages of each potential bank combination partner. At the conclusion of the meeting, the board of directors authorized Janney to begin discussions with all seven financial institutions.
Janney subsequently developed a confidential information memorandum concerning Fincastle and in October 2020, began contacting each of the potential business combination partners on behalf of Fincastle. During this same time period, with the assistance of senior management of Fincastle, Janney reviewed due diligence materials provided by Fincastle and placed relevant due diligence materials into a virtual data room for potential business combination partners to review. All seven financial institutions contacted by Janney executed non-disclosure agreements and received the confidential information memorandum regarding Fincastle. Janney contacted First National’s President and Chief Executive Officer, Scott C. Harvard, on October 26, 2020.
Each of the business combination partners that signed a non-disclosure agreement was provided access to the virtual data room and access to the Fincastle senior management team for further due diligence. During late October and early November 2020, the board of directors and senior management team conducted separate in-person meetings with representatives of four potential business combination partners and conducted a conference call with one other potential business combination partner. During these meetings, the parties discussed Fincastle’s business, organizational structure and potential structures of a possible transaction. The parties also discussed aspects of potential business integration, including key employee reporting relationships and employee compensation matters. In addition, responses to specific diligence questions raised by the potential business combination partners were provided by members of the Fincastle executive management team to Janney to convey to the potential business combination partners through their financial advisors.
The board of directors and executive management team of Fincastle met in-person with Mr. Harvard from First National on November 2, 2020. During this meeting, Mr. Harvard explained that he had reviewed Fincastle’s financial data and believed that the two companies were compatible in their business models and customer profiles. He explained that First National was looking to expand its presence in Virginia, including in the Roanoke area where Fincastle was located.
On November 3, 2020, First National entered into a confidentiality agreement with Fincastle to receive and review Fincastle non-public due diligence information. First National thereafter conducted additional due diligence of Fincastle.
Shortly after this meeting, on November 6, 2020, Piper Sandler & Co., which we refer to as Piper Sandler, began work as the First National board of directors’ financial advisor in connection with its consideration of a potential business combination. Subsequently, on January 12, 2021, Piper Sandler and First National executed an engagement letter formalizing Piper Sandler’s role as First National’s financial advisor. In addition, on November 10, 2020, Nelson Mullins Riley & Scarborough, LLP, which we refer to as Nelson Mullins, was engaged to act as the First National board of directors’ legal advisor in connection with its consideration of a potential business combination.
Following the meetings and discussions with the potential business combination partners, five of the seven financial institutions contacted by Janney submitted formal proposals to acquire Fincastle, including First National, which submitted its non-binding indication of interest to Fincastle on November 18, 2020. The First National indication of interest contained the proposed terms of a merger transaction pursuant to which Fincastle would merge into First Bank for merger consideration between $2.25 and $2.50 per share of Fincastle common stock (based on a price of First National common stock as of the date of the letter). The proposed merger consideration provided language to allow up to 30% of the merger consideration to be paid in cash and the remainder in First National common stock. The letter also indicated that First National would appoint two current Fincastle directors to join the existing eight legacy directors on the First National board of directors effective at the closing of the transaction.
First National’s proposal, along with the other four proposals, were reviewed and analyzed by the Fincastle board of directors during special meetings held on November 20, 2020, December 16, 2020 and December 29, 2020. During these meetings, Janney prepared for the board of directors of Fincastle a detailed analysis of the financial terms proposed by each of the potential business combination partners. This presentation included an analysis regarding financial terms for comparable regional and national transactions and Janney’s initial conclusions regarding the proposed financial terms of a possible transaction under a variety of pricing scenarios. Janney also reviewed with the board of directors publicly available information regarding each of the business combination partners. With Janney’s input, the Fincastle board of directors discussed the opportunities and risks associated with each of the indications of interest, including the potential value of the merger consideration and the likelihood that each potential merger partner would be willing and able to increase its offer.
On December 15, 2020, while the review of the proposals was ongoing, and in response to Janney’s request for updated indications of interest in Fincastle, First National submitted a second non-binding indication of interest with respect to a merger with Fincastle. The First National indication of interest contained the proposed terms of a merger transaction pursuant to which Fincastle would merge into First National for merger consideration of $2.50 per share of Fincastle common stock. The proposed merger consideration was 100% in First National common stock (at an exchange ratio of 0.15625 shares of First National common stock per share of Fincastle common stock).
By the time that the board of directors met a third time on December 29, 2020 to discuss the proposals that Fincastle had received, two potential business combination partners who had submitted formal proposals dropped out of the bidding process to pursue other pending or alternative transactions. During this meeting, the Fincastle board of directors discussed the remaining three proposals, and Janney provided a comparison of the financial metrics and other terms with respect to the proposals and discussed with the board of directors the pro forma financial aspects of each of the proposals. After reviewing, analyzing and discussing each of the proposals, the board of directors determined that the financial terms of one of the proposals was clearly inferior to the other two proposals. The board of directors then engaged in substantial discussions regarding the proposal from First National and a proposal from one other financial institution, which contemplated that all of the merger consideration would be payable in common stock of the acquiring financial institution. Janney provided a detailed analysis of the common stock of this financial institution, which was trading at a high level and at valuations above peers. The board of directors expressed concerns regarding the ability of the financial institution’s common stock to sustain such value in the long term, and ultimately, after lengthy discussion, the board of directors determined that the proposal from First National was in the best interests of Fincastle and its shareholders, and that Fincastle should continue efforts to negotiate a final indication of interest with First National.
Over the following week, Fincastle and First National, acting through their respective financial advisors and executive management, continued to hold discussions regarding the terms of a non-binding indication of interest, including with respect to the number of Fincastle directors to be appointed to the First National board of directors, the exclusivity period, Fincastle’s change in control payment obligations to employees, the effect of the increasing price of First National common stock on the consideration for a merger and the aggregate amount of the merger consideration.
On December 31, 2020, First National agreed to change the merger consideration to 10% cash and 90% First National common stock, and to increase the exchange ratio from 0.15625 shares of First National common stock per share of Fincastle common stock to 0.1649 shares of First national common stock (which, based on the price of First National common stock as of that date equated to $2.79 per share of Fincastle common stock). After further negotiation between the parties, on January 7, 2021 First National presented a third revised non-binding indication of interest to Fincastle in which it agreed to increase the cash price per share to $3.30 and change the merger consideration to 20% cash and 80% First National common stock (which equated to $2.90 per share of Fincastle common stock). The letter also included an exclusivity provision with First National that included an exclusivity period through February 22, 2021. The letter also indicated that First National would appoint three current Fincastle directors to join the existing eight legacy directors on the First National board effective at the closing of the transaction.
On January 8, 2021, the board of directors of Fincastle held a special telephonic meeting to review and discuss the revised proposal from First National. Present at the meeting was a representative of Godfrey, which was formally engaged earlier in the week to provide legal services in connection with a potential business combination, along with Greg Gersack from Janney. The board of directors reviewed the long-term prospects of Fincastle and again concluded that it was in the best interest of the shareholders to pursue a business combination transaction with another financial institution. The board of directors then discussed and evaluated the proposal from First National, along with the earlier proposals that it had received as part of its strategic process. During this discussion, board members requested additional information from Janney regarding the proposed purchase price, along with the long-term value of First National’s common stock and the prospects of its business, and a substantial discussion ensued regarding the proposed purchase price. After reviewing and discussing the merits of each of the proposals, the board of directors authorized Fincastle to agree to the terms of First National’s indication of interest and to enter into negotiations with First National regarding the terms of the sale of the company. Later that same day, Fincastle’s Chief Executive Officer, C. Scott Steele, notified Mr. Harvard that the terms of the non-binding indication were an acceptable basis for the negotiation of a binding definitive merger agreement.
After reviewing and discussing the merits of each of the proposals, the board of directors authorized Fincastle to agree to the terms of First National’s indication of interest and to enter into negotiations with First National regarding the terms of the sale of the company. Later that same day, Fincastle’s Chief Executive Officer, C. Scott Steele, notified Mr. Harvard that the terms of the non-binding indication were an acceptable basis for the negotiation of a binding definitive merger agreement.
On January 14, 2021, Fincastle entered into a confidentiality agreement with First National with respect to non-public due diligence information regarding First National, and on January 27, 2021, First National’s legal counsel, Nelson Mullins, delivered a first draft of a definitive merger agreement. Over the next several weeks, Fincastle, First National and their respective legal counsel and financial advisors negotiated the terms and conditions of the merger agreement. During this time, representatives of Fincastle and representatives of First National engaged in a number of additional due diligence conversations, and periodic updates regarding the negotiation process and outstanding issues were provided to the board of directors.

On February 10, 2021 the First National board of directors met with Nelson Mullins to consider the substantially finalized merger agreement. Nelson Mullins reviewed with the First National board of directors their fiduciary obligations to First National and its shareholders. Nelson Mullins then reviewed in detail the terms of the most recent draft of the merger agreement (Nelson Mullins had earlier prepared a written summary of the terms of the draft merger agreement, which had been disseminated to board members prior to the meeting).
Concurrent with the negotiation of the merger, Fincastle conducted additional due diligence of First National since a portion of the per share merger consideration would be payable in First National common stock. On February 12, 2021, members of Fincastle’s management and Janney had a conference call with senior management of First National to discuss business and financial due diligence issues related to First National. Among other things, Fincastle discussed internal and third party loan review reports, internal audit reports, minutes of the bank and holding company boards, budget and financial projections, summary reports on the company’s investment portfolio and rate risk position, and letters and reports from accountants and attorneys.
On February 11, 2021, the board of directors of Fincastle retained RP Financial, LC., which we refer to as RP Financial, to deliver an opinion with respect to the fairness of the merger consideration to Fincastle’s shareholders from a financial point of view. Although Janney had been engaged to act as a financial advisor for Fincastle, the board of directors had earlier concluded that in the event that the negotiations were successful, it would be prudent to obtain a fairness opinion from another investment banking firm since certain principals of Janney owned common stock of Fincastle. While this was not viewed by the board of directors as a conflict of interest since the interests of the Janney representatives as Fincastle shareholders were generally aligned with the interest of other shareholders, the board of directors determined that an opinion from another investment banking firm would provide additional assurances to shareholders regarding the impartiality of the process used to review and evaluate the fairness of a potential transaction.
On February 18, 2021, the Fincastle board of directors met with Janney, RP Financial and Godfrey to consider the First National proposal and related merger agreement. Godfrey reviewed with the Fincastle board of directors their obligations to Fincastle and its shareholders and reminded them that the acceptance of the non-binding expression of interest from First National did not obligate Fincastle to enter into the merger agreement. Godfrey then reviewed in detail the terms of the draft merger agreement (Godfrey had earlier prepared a written summary of the terms of the draft merger agreement, which had been disseminated to board members prior to the meeting). Janney made a presentation regarding the terms of the proposed transaction and its financial analysis of First National. RP Financial made a presentation that summarized the financial matters associated with the proposed transaction and included comparisons to certain publicly traded companies similar to First National and Fincastle, an analysis of recently completed mergers and acquisitions similar to the proposed merger, an analysis of estimated future earnings and discounted cash flow analysis of Fincastle and other analyses relevant to the financial terms of the merger. RP Financial also discussed with the board of directors in detail its fairness opinion, including the analysis it undertook and its conclusions. After the presentations, RP Financial delivered its opinion that, as of the date of such opinion and subject to the qualifications, limitations and assumptions set forth therein, the consideration to be received by the shareholders of Fincastle was fair to such shareholders from a financial point of view. Godfrey then presented to the Fincastle board of directors draft resolutions to adopt the merger agreement and to authorize the signing of the merger agreement and the submission of the merger agreement to Fincastle shareholders for approval with the recommendation of the Fincastle board of directors that Fincastle shareholders vote for approval of the merger agreement. After discussion, the Fincastle board of directors voted to adopt the resolutions and approve the signing of the merger agreement.
Also on February 18, 2021, the First National board of directors held a meeting, also attended by representatives of Nelson Mullins and Piper Sandler, to discuss and consider the proposed transaction. At the meeting, representatives of Piper Sandler provided an overview of the financial terms of the proposed transaction and delivered to the board of directors of First National Piper Sandler’s oral opinion, which was subsequently confirmed in writing as of February 18, 2021, to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Piper Sandler in rendering its opinion, the merger consideration was fair to First National from a financial point of view. After further discussion, the board of directors of First National subsequently voted to adopt the merger, approve the finalized merger agreement and authorize Scott C. Harvard, as Chief Executive Officer to sign the merger agreement.

The merger agreement was executed by officers of First National and Fincastle after the financial markets closed on February 18, 2021. Immediately thereafter, First National and Fincastle issued a joint press release announcing the execution of the merger agreement and the terms of the proposed acquisition of Fincastle by First National.
Recommendation of the First National Board of Directors and Reasons for the Merger
In the course of reaching its unanimous decision to merge First Bank with Fincastle, the First National board of directors considered many factors, including the positive and negative factors described elsewhere in this joint proxy statement/prospectus, and concluded that the adoption of the merger agreement, and the consummation of the merger described therein, is advisable and in the best interests of First National and First National’s shareholders.
In reaching their conclusion, the members of the First National board of directors relied on, among other things, their personal knowledge of First National and First Bank, Fincastle, and the banking industry, on information provided by executive officers of First National, and on advice and information provided by First National’s legal and financial advisors.
The First National board of directors considered numerous factors, including, among other things, the following, which are not intended to be exhaustive and are not presented in any relative order of importance:
•	the business, earnings, operations, financial condition, management, prospects, capital levels, and asset quality of both First National and Fincastle;
•
the board’s understanding of the current and prospective environment in which First National and Fincastle operate, including national, regional and local economic conditions, the competitive and regulatory environment for financial institutions generally, and the likely effect of these factors on First National in the context of the proposed merger of First Bank and Fincastle;

•
the board’s review and discussions with First National’s management concerning the due diligence examination of Fincastle, including First National’s due diligence review of the composition and quality of Fincastle’s loan portfolio and First National’s use of a third party loan review firm;

•	the markets served by Fincastle are in many respects similar to the existing markets of First National, without any overlap in their existing branch facilities;
•	the directors’ beliefs with respect to the compatibility of the business cultures of First National and Fincastle, including the strategic focus of each company on local businesses and professionals;
•
the belief of the board of directors that combining the two banks presented opportunities to realize economies of scale, including cost savings, operational, marketing and other synergies, and the board’s consideration of the risks that anticipated cost savings and synergies would not be achieved;

•
the views of the First National board of directors as to the anticipated pro forma impact of the merger on the profitability, earnings per share, tangible book value per share, capital ratios, and loan to deposit ratio of First National;

•	the costs associated with the merger and integrating the operations of First National and Fincastle;
•	the board’s belief that the greater scale that will be achieved by the merger will better position the combined company for further growth and profitability;
•
the potential increase in the pro forma market capitalization of First National, which could result in higher visibility and exposure in the capital markets, which in turn could have positive valuation implications;

•
the financial analyses and opinion rendered by Piper Sandler to the First National board of directors on February 18, 2021 to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Piper Sandler in rendering its opinion, the merger consideration was fair to First National from a financial point of view;

•	the structure of the merger and the terms of the merger agreement, including the exchange ratio and the cash merger consideration; and

•	the views of the board of directors as to the likelihood that the regulatory approvals necessary to complete the transaction would be obtained.
The foregoing information and factors considered by First National’s board of directors is not exhaustive, but includes material factors that First National’s board of directors considered and discussed in approving and recommending the merger. In view of the wide variety of factors considered and discussed by First National’s board of directors in connection with its evaluation of the merger and the complexity of these factors, the board of directors did not consider it practical to, nor did it attempt to, quantify, rank, or otherwise assign any specific or relative weights to the specific factors that it considered in reaching its decision; rather it considered all of the factors as a whole. The board of directors discussed the foregoing factors internally and with First National’s management and legal and financial advisors and reached the general consensus that the merger of First Bank and Fincastle was in the best interests of First Bank, First National and its shareholders. In considering the foregoing factors, individual directors may have assigned different weights to different factors. It should be noted that this explanation of the reasoning of First National’s board of directors and other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Statement Regarding Forward-Looking Statements” on page 31.
Recommendation of the Fincastle Board of Directors and Reasons for the Merger
After careful consideration, the Fincastle board of directors, at a special meeting held on February 18, 2021, unanimously determined that the merger agreement is advisable and in the best interests of Fincastle and its shareholders. Accordingly, Fincastle’s board of directors approved the merger agreement and unanimously recommends that Fincastle shareholders vote “FOR” the approval of the merger agreement. In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, and to recommend that its shareholders approve and adopt the merger agreement, the Fincastle board of directors consulted with Fincastle executive management, as well as its financial and legal advisors, and considered many factors, including the following:
•
the board of directors’ assessment of the strategic options available to Fincastle and the execution risk presented by those options, along with the determination that none of the strategic options considered were likely to create greater present value for Fincastle’s shareholders than the value to be paid by First National in the merger;

•	the financial and other terms of the merger agreement, including the price to be paid for shares of Fincastle common stock, and the form of consideration to be received by Fincastle shareholders;
•
each of Fincastle’s, First National’s, First Bank’s, and the combined bank’s business, operations, management, financial condition, asset quality, earnings, and prospects. In reviewing these factors, the Fincastle board of directors considered its view that First National’s and First Bank’s business and operations complement those of Fincastle and that the merger would result in a combined bank with diversified revenue sources, a well-balanced loan portfolio and an attractive funding base;

•	the increased liquidity of the First National common stock as listed on NASDAQ, contrasted with liquidity of the Fincastle common stock as listed on the OTC Pink Open Market;
•	the expectation that Fincastle shareholders would have the opportunity to participate in the future growth of the combined bank;
•	the potential for stock appreciation in First National for Fincastle shareholders;
•	the ability to become part of a larger institution with a higher lending limit and the infrastructure for growth, helping to further service Fincastle’s customer base and communities;
•	the opportunities for advancement in the combine company for continuing Fincastle employees;
•
its understanding of the current and prospective environment in which Fincastle and First National operate, including national and local economic conditions, the interest rate environment, increasing operating costs resulting from regulatory initiatives and compliance mandates, continued consolidation in the industry, the competitive environment for financial institutions generally, and the likely effects of these factors on Fincastle both with and without the proposed transaction;

•	its review and discussions with Fincastle’s management concerning the due diligence review of First National;
•	First National’s reputation in the communities that it serves and its familiarity with the Virginia market;
•
the financial presentation and opinion of RP Financial, one of Fincastle’s financial advisors, delivered on February 18, 2021 to the Fincastle board of directors to the effect that, as of that date, and based upon and subject to the various factors, assumptions and limitations set forth in such opinion, the aggregate merger consideration to be paid to holders of Fincastle common stock in the merger was fair, from a financial point of view, to such holders, as more fully described below in the section entitled “Opinion of Fincastle’s Financial Advisor” beginning on page 69; and

•	the expected tax treatment of the merger as a tax-free reorganization under the Code.
The Fincastle board of directors also considered a number of potential risks and uncertainties associated with the merger in connection with its deliberation of the proposed transaction, including, without limitation, the following:
•
the potential risks associated with the merger consideration being paid through the issuance of shares of First National common stock and that any decrease in the market price of First National common stock will result in a reduction in the aggregate merger consideration received by Fincastle shareholders;

•	the potential risk of diverting management attention and resources from the day-to-day operation of Fincastle’s business and towards the completion of the merger;
•
the regulatory and other approvals required in connection with the merger and the expectation that such regulatory approvals will be received in a timely manner and without the imposition of unacceptable conditions;

•	the possibility that the merger might not be consummated and the effect of the resulting public announcement of the termination of the merger on, among other things, the operations of Fincastle;
•
the restrictions in the merger agreement regarding the operation of Fincastle’s business through completion of the merger that may prevent or delay Fincastle from undertaking business opportunities that may arise prior to completion of the merger;

•	that First National has a right to a $1,400,000 termination fee if the merger agreement is terminated in certain circumstances; and
•	that Fincastle shareholders will not necessarily know or be able to calculate the actual value of the merger consideration that they would receive upon completion of the merger.
The directors of Fincastle based their recommendation to shareholders on the totality of the information provided to them and did not assign any relative or specific weights to the factors considered. Individual directors may have given differing weights to different factors.
This explanation of Fincastle’s reasons for the merger and other information presented in this section is forward-looking in nature and should be read in light of the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 31.
FOR THE REASONS SET FORTH ABOVE, THE FINCASTLE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND RECOMMENDS THAT YOU VOTE “FOR” THE MERGER PROPOSAL AND “FOR” THE ADJOURNMENT PROPOSAL.
Opinion of First National’s Financial Advisor
First National retained Piper Sandler to act as financial advisor to First National’s board of directors in connection with First National’s consideration of a possible business combination with Fincastle. First National selected Piper Sandler to act as its financial advisor because Piper Sandler is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Piper Sandler is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.
Piper Sandler acted as financial advisor to First National’s board of directors in connection with the proposed merger and participated in certain of the negotiations leading to the execution of the merger agreement. At the February 18, 2021 meeting at which First National’s board of directors considered the transaction and the merger agreement, Piper Sandler delivered to the board of directors its oral opinion, which was subsequently confirmed in writing on February 18, 2021, to the effect that, as of such date, the merger consideration was fair to First National from a financial point of view. The full text of Piper Sandler’s opinion is attached as Annex B to this joint proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Piper Sandler in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of First National common stock are urged to read the entire opinion carefully in connection with their consideration of the proposed transaction.
Piper Sandler’s opinion was directed to the board of directors of First National in connection with its consideration of the merger and the merger agreement and does not constitute a recommendation to any shareholder of First National as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the approval of the merger and the merger agreement. Piper Sandler’s opinion was directed only to the fairness, from a financial point of view, of the merger consideration to First National and did not address the underlying business decision of First National to engage in the merger, the form or structure of the merger or any other transactions contemplated in the merger agreement, the relative merits of the merger as compared to any other alternative transactions or business strategies that might exist for First National or the effect of any other transaction in which First National might engage. Piper Sandler also did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by any officer, director or employee of First National or Fincastle, or any class of such persons, if any, relative to the compensation to be received in the merger by any other shareholder. Piper Sandler’s opinion was approved by Piper Sandler’s fairness opinion committee.
In connection with its opinion, Piper Sandler reviewed and considered, among other things:
•	an execution copy of the merger agreement;
•	certain publicly available financial statements and other historical financial information of First National that Piper Sandler deemed relevant;
•	certain publicly available financial statements and other historical financial information of Fincastle that Piper Sandler deemed relevant;
•	certain internal financial projections for First National for the years ending December 31, 2021 through December 31, 2025, as provided by the senior management of First National;
•	certain financial projections for Fincastle for the years ending December 31, 2021 through December 31, 2025, as provided by the senior management of First National;
•
the pro forma financial impact of the merger on First National based on certain assumptions relating to purchase accounting adjustments, cost savings and transaction expenses, as provided by the senior management of First National;

•
the publicly reported historical price and trading activity for First National common stock and Fincastle common stock, including a comparison of certain stock market information for First National common stock and Fincastle common stock and certain stock indices as well as publicly available information for certain other similar companies, the securities of which are publicly traded;

•	a comparison of certain financial and market information for First National and Fincastle with similar financial institutions for which information is publicly available;
•	the financial terms of certain recent business combinations in the bank and thrift industry (on a nationwide basis), to the extent publicly available;
•	the current market environment generally and the banking environment in particular; and

•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Piper Sandler considered relevant.
Piper Sandler also discussed with certain members of the senior management of First National and its representatives the business, financial condition, results of operations and prospects of First National.
In performing its review, Piper Sandler relied upon the accuracy and completeness of all of the financial and other information that was available to and reviewed by Piper Sandler from public sources, that was provided to Piper Sandler by First National or its representatives, or that was otherwise reviewed by Piper Sandler, and Piper Sandler assumed such accuracy and completeness for purposes of rendering its opinion without any independent verification or investigation. Piper Sandler relied on the assurances of the senior management of First National that they were not aware of any facts or circumstances that would have made any of such information inaccurate or misleading. Piper Sandler was not asked to and did not undertaken an independent verification of any of such information and Piper Sandler did not assume any responsibility or liability for the accuracy or completeness thereof. Piper Sandler did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of First National or Fincastle, nor was Piper Sandler furnished with any such evaluations or appraisals. Piper Sandler rendered no opinion or evaluation on the collectability of any assets or the future performance of any loans of First National or Fincastle. Piper Sandler did not make an independent evaluation of the adequacy of the allowance for loan losses of First National or Fincastle, or of the combined entity after the transaction, and Piper Sandler did not review any individual credit files relating to First National or Fincastle. Piper Sandler assumed, with First National’s consent, that the respective allowances for loan losses for both First National and Fincastle were adequate to cover such losses and would be adequate on a pro forma basis for the combined entity.
In preparing its analyses, Piper Sandler used certain internal financial projections for First National for the years ending December 31, 2021 through December 31, 2025, as provided by the senior management of First National. In addition, Piper Sandler used certain financial projections for Fincastle for the years ending December 31, 2021 through December 31, 2025, as provided by the senior management of First National. Piper Sandler also received and used in its pro forma analyses certain assumptions relating to purchase accounting adjustments, cost savings and transaction expenses, as provided by the senior management of First National. With respect to the foregoing information, the senior management of First National confirmed to Piper Sandler that such information reflected the best currently available projections, estimates and judgments of senior management as to the future financial performance of First National and Fincastle, respectively, and the other matters covered thereby, and Piper Sandler assumed that the future financial performance reflected in such information would be achieved. Piper Sandler expressed no opinion as to such information, or the assumptions on which such information was based. Piper Sandler also assumed that there had been no material change in the respective assets, financial condition, results of operations, business or prospects of First National or Fincastle since the date of the most recent financial statements made available to Piper Sandler. Piper Sandler assumed in all respects material to its analysis that First National and Fincastle would remain as going concerns for all periods relevant to its analyses.
Piper Sandler also assumed, with First National’s consent, that (i) each of the parties to the merger agreement would comply in all material respects with all material terms and conditions of the merger agreement and all related agreements, that all of the representations and warranties contained in such agreements were true and correct in all material respects, that each of the parties to such agreements would perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements were not and would not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the transaction, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on First National, Fincastle, the merger or any related transactions, and (iii) the merger and any related transactions would be consummated in accordance with the terms of the merger agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. Finally, with First National’s consent, Piper Sandler relied upon the advice that First National received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and the other transactions contemplated by the merger agreement. Piper Sandler expressed no opinion as to any such matters.
Piper Sandler’s opinion was necessarily based on financial, economic, regulatory, market and other conditions as in effect on, and the information made available to Piper Sandler as of, the date thereof. Events occurring after the date thereof could materially affect Piper Sandler’s opinion. Piper Sandler has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date thereof. Piper Sandler expressed no opinion as to the trading value of First National common stock or Fincastle common stock at any time or what the value of First National common stock would be once it is actually received by the holders of Fincastle common stock.
In rendering its opinion, Piper Sandler performed a variety of financial analyses. The summary below is not a complete description of all the analyses underlying Piper Sandler’s opinion or the presentation made by Piper Sandler to First National’s board of directors, but is a summary of the material analyses performed and presented by Piper Sandler. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Piper Sandler believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Piper Sandler’s comparative analyses described below is identical to First National or Fincastle and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or transaction values, as the case may be, of First National and Fincastle and the companies to which they were compared. In arriving at its opinion, Piper Sandler did not attribute any particular weight to any analysis or factor that it considered. Rather, Piper Sandler made qualitative judgments as to the significance and relevance of each analysis and factor. Piper Sandler did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion, rather, Piper Sandler made its determination as to the fairness of the merger consideration to First National on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole.
In performing its analyses, Piper Sandler also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of First National, Fincastle, and Piper Sandler. The analyses performed by Piper Sandler are not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Piper Sandler prepared its analyses solely for purposes of rendering its opinion and provided such analyses to First National’s board of directors at its February 18, 2021 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Piper Sandler’s analyses do not necessarily reflect the value of First National common stock or Fincastle common stock or the prices at which First National or Fincastle common stock may be sold at any time. The analyses of Piper Sandler and its opinion were among a number of factors taken into consideration by First National’s board of directors in making its determination to approve the merger agreement and the analyses described below should not be viewed as determinative of the decision of First National’s board of directors with respect to the fairness of the merger consideration.
Summary of Proposed Merger Consideration and Implied Transaction Metrics.
Piper Sandler reviewed the financial terms of the proposed merger. Pursuant to the terms of the merger agreement, at the effective time of the merger each share of Fincastle common stock issued and outstanding immediately prior to the effective time of the merger, except for certain shares as set forth in the merger agreement, shall be converted into the right to receive one of the following: (i) cash in the amount of $3.30 less any applicable withholding taxes; (ii) a number of duly authorized, validly issued, fully paid and non-assessable shares of First National common stock equal to a fixed exchange ratio of 0.1649 shares of First National common stock per one common share of Fincastle; or (iii) a combination of the cash consideration and stock consideration in such proportions as requested by a Fincastle shareholder to the extent available after the proration of the total merger consideration to 80% stock consideration and 20% cash consideration in accordance with the terms of the merger agreement.

Piper Sandler calculated an aggregate implied transaction value of approximately $31.3 million. The aggregate implied transaction price was based on an implied blended purchase price per share of $3.06, based on the merger consideration consisting of (i) the implied value of 80% of the outstanding and eligible shares of Fincastle common stock receiving stock consideration (based on the closing price of First National common stock on February 16, 2021), and (ii) cash consideration for the remaining 20% of the outstanding and eligible shares of Fincastle common stock equal to $3.30 per share. Additionally, the aggregate implied transaction value included the consideration to holders of 100,000 Fincastle options outstanding based on a weighted average exercise price of $2.40 and using the blended transaction value per share of $3.06. Based upon financial information for Fincastle as of or for the last twelve months (“LTM”) ended December 31, 2020 and the closing price of First National’s common stock on February 16, 2021, Piper Sandler calculated the following implied transaction metrics:
Transaction Price Per Share / Tangible Book Value Per Share	104%
Transaction Price Per Share / LTM Earnings per Share	23.5x
Tangible Book Premium / Core Deposits (CDs > $100K)	0.7%
Tangible Book Premium / Core Deposits (CDs > $250K)	0.6%
Premium to Fincastle Market Price as of February 16, 2021	22.4%
Stock Trading History.
Piper Sandler reviewed the publicly available historical reported trading prices of First National common stock and Fincastle common stock for the one-year and three-year periods ended February 16, 2021. Piper Sandler then compared the relationship between the movements in the price of First National common stock and Fincastle common stock, respectively, to movements in their respective peer groups (as described below) as well as certain stock indices.
First National’s One-Year Stock Performance
	Beginning Value February 16, 2020	Ending Value February 16, 2021
First National	100%	86.9%
First National Peer Group	100%	84.5%
S&P 500 Index	100%	108.8%
NASDAQ Bank Index	100%	116.3%
First National’s Three-Year Stock Performance
	Beginning Value February 16, 2018	Ending Value February 16, 2021
First National	100%	97.8%
First National Peer Group	100%	82.2%
S&P 500 Index	100%	100.0%
NASDAQ Bank Index	100%	143.9%
Fincastle’s One-Year Stock Performance
	Beginning Value February 16, 2020	Ending Value February 16, 2021
Fincastle	100%	85.6%
Fincastle Peer Group	100%	91.4%
S&P 500 Index	100%	108.8%
NASDAQ Bank Index	100%	116.3%

Fincastle’s Three-Year Stock Performance
	Beginning Value February 16, 2018	Ending Value February 16, 2021
Fincastle	100%	111.1%
Fincastle Peer Group	100%	97.8%
S&P 500 Index	100%	100.0%
NASDAQ Bank Index	100%	143.9%
Comparable Company Analyses.
Piper Sandler used publicly available information to compare selected financial information for First National with a group of financial institutions selected by Piper Sandler. The First National peer group included bank and thrifts headquartered in North Carolina, Virginia, and West Virginia with total assets between $750 million and $1.5 billion, but excluded Blue Ridge Bankshares, due to the company’s involvement in a recent merger, as well as targets of announced merger transactions (the “First National Peer Group”). The First National Peer Group consisted of the following companies:
Bank of the James Financial Group, Inc.	Old Point Financial Corporation
Benchmark Bankshares, Inc.	Parkway Acquisition Corp.
Chesapeake Financial Shares, Inc.	Peoples Bancorp of North Carolina, Inc.
Eagle Financial Services, Inc.	UB Bancorp
F & M Bank Corp.	Uwharrie Capital Corp
Freedom Bank of Virginia	Virginia National Bankshares Corporation
The analysis compared publicly available financial information for First National with corresponding data for the First National Peer Group as of or for the year ended December 31, 2020 (unless otherwise noted) with pricing data as of February 16, 2021. The table below sets forth the data for First National and the median, mean, low and high data for the First National Peer Group.
First National Comparable Company Analysis
	First National	First National Peer Group Median	First National Peer Group Mean	First National Peer Group Low	First National Peer Group High
Total assets ($mm)	951	919	987	767	1,415
Loans / Deposits (%)	74.8	80.2	81.0	62.6	100.4
Non-performing assets1 / Total assets (%)	0.71	0.42	0.51	0.15	1.12
Tangible common equity/Tangible assets (%)	8.93	9.35	8.91	5.51	9.98
Tier 1 Leverage Ratio (%)	8.80	9.58	9.67	8.28	11.40
Total RBC Ratio (%)	15.82	14.42	14.20	12.30	16.07
CRE / Total RBC Ratio (%)	198.2[2]	215.5	203.3	134.6	277.8
MRQ Return on average assets (%)	1.32	0.87	0.91	0.17	1.32
MRQ Return on average equity (%)	15.11	11.24	9.99	1.85	14.32
MRQ Net interest margin (%)	3.32	3.39	3.47	3.07	4.18
MRQ Efficiency ratio (%)	61.0	69.9	70.5	53.8	92.4
Price/Tangible book value (%)	104	93	92	78	100
Price/LTM Earnings per share (x)	10.0	10.3	11.2	7.4	18.1
Current Dividend Yield (%)	2.4	2.6	2.5	0.0	4.2
Market value ($mm)	88	76	81	38	134
1	Nonperforming assets defined as nonaccrual loans and leases, renegotiated loans and leases, and real estate owned
2	Bank-level financial data
Note: Financial data for Chesapeake Financial Shares, Inc., Parkway Acquisition Corp., and Uwharrie Capital Corp as of or for the period ending September 30, 2020.

Piper Sandler used publicly available information to perform a similar analysis for Fincastle by comparing selected financial information for Fincastle with a group of financial institutions selected by Piper Sandler. The Fincastle peer group included bank and thrifts headquartered in Maryland, Virginia, and North Carolina with total assets between $200 million and $500 million, but excluded Citizens Financial Corp., AB&T Financial Corporation, Coastal Bank & Trust, Harbor Bankshares Corporation, and Woodsboro Bank due to undisclosed shares outstanding and Integrated Financial Holdings due to no operations in the Southeast, as well as targets of announced merger transactions (the “Fincastle Peer Group”). The Fincastle Peer Group consisted of the following companies:
blueharbor bank	KS Bancorp, Inc.
CBM Bancorp, Inc.	M&F Bancorp, Inc.
Citizens Bancorp of Virginia, Inc.	Oak View National Bank
Farmers Bank of Appomattox	Peoples Bancorp, Inc.
Glen Burnie Bancorp	Pioneer Bankshares, Inc.
Harford Bank	Surrey Bancorp
Triad Business Bank
The analysis compared publicly available financial information for Fincastle with corresponding data for the Fincastle Peer Group as of or for the year ended December 31, 2020 (unless otherwise noted) with pricing data as of February 16, 2021. The table below sets forth the data for Fincastle and the median, mean, low and high data for the Fincastle Peer Group.
Fincastle Comparable Company Analysis
	Fincastle	Fincastle Peer Group Median	Fincastle Peer Group Mean	Fincastle Peer Group Low	Fincastle Peer Group High
Total assets ($mm)	256	316	347	221	493
Loans / Deposits (%)	89.8	83.5	81.5	56.0	102.5
Non-performing assets1 / Total assets (%)	1.36	0.66	0.69	0.00	1.38
Tangible common equity/Tangible assets (%)	11.72	11.12	11.84	6.59	22.94
Tier 1 Leverage Ratio (%)	10.83	11.14	12.17	7.46	26.45
Total RBC Ratio (%)	16.74	15.98	20.361	13.46	40.17
CRE / Total RBC Ratio (%)	233.1	136.4	136.3	33.9	324.3
MRQ Return on average assets (%)	0.83	0.83	0.76	(1.35)	1.79
MRQ Return on average equity (%)	7.37	8.23	7.72	(6.45)	17.00
MRQ Net interest margin (%)	3.83	3.27	3.35	2.42	4.25
MRQ Efficiency ratio (%)	73.3	66.6	73.8	52.9	134.3
Price/Tangible book value (%)	85	93	88	46	109
Price/LTM Earnings per share (x)	18.7	10.8	11.9	7.0	20.2
Current Dividend Yield (%)	0.0	2.1	2.0	0.0	4.0
Market value ($mm)	25	33	34	11	55
1	Nonperforming assets include nonaccrual loans and leases and foreclosed or repossessed assets; excludes TDRs
Note: Financial data for M&F Bancorp, Inc. and Pioneer Bankshares, Inc. as of or for the period ending September 30, 2020
Net Present Value Analyses.
Piper Sandler performed an analysis that estimated the net present value of a share of First National common stock assuming First National performed in accordance with certain internal financial projections for First National for the years ending December 31, 2021 through December 31, 2025, as provided by the senior management of First National. To approximate the terminal value of a share of First National common stock at December 31, 2020, Piper Sandler applied price to earnings multiples ranging from 8.0x to 13.0x and multiples of tangible book value ranging from 80% to 105%. The terminal values were then discounted to present values using different discount rates ranging from 9.0% to 14.0%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of First National common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of First National common stock of $11.11 to $21.12 when applying multiples of earnings and $11.85 to $18.64 when applying multiples of tangible book value.

Earnings Per Share Multiples
Discount Rate	8.0x	9.0x	10.0x	11.0x	12.0x	13.0x
9.0%	$13.71	$15.19	$16.67	$18.16	$19.64	$21.12
10.0%	13.13	14.55	15.96	17.38	18.80	20.21
11.0%	12.58	13.94	15.29	16.65	18.00	19.35
12.0%	12.07	13.36	14.65	15.95	17.24	18.54
13.0%	11.57	12.81	14.05	15.29	16.53	17.76
14.0%	11.11	12.29	13.47	14.66	15.84	17.03
Tangible Book Value Per Share Multiples
Discount Rate	80%	85%	90%	95%	100%	105%
9.0%	$14.64	$15.44	$16.24	$17.04	$17.84	$18.64
10.0%	14.02	14.78	15.55	16.31	17.08	17.84
11.0%	13.43	14.16	14.89	15.62	16.35	17.08
12.0%	12.88	13.58	14.27	14.97	15.67	16.37
13.0%	12.35	13.02	13.68	14.35	15.02	15.69
14.0%	11.85	12.49	13.13	13.77	14.40	15.04
Piper Sandler also considered and discussed with First National’s board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to earnings. To illustrate this impact, Piper Sandler performed a similar analysis assuming First National’s earnings varied from 15.0% above projections to 15.0% below projections. This analysis resulted in the following range of per share values for First National’s common stock, applying the price to earnings multiples range of 8.0x to 13.0x referred to above and a discount rate of 12.76%.
Annual Estimate Variance	8.0x	9.0x	10.0x	11.0x	12.0x	13.0x
(15.0%)	$10.19	$11.25	$12.31	$13.38	$14.44	$15.51
(10.0%)	10.69	11.81	12.94	14.07	15.19	16.32
(5.0%)	11.19	12.38	13.57	14.75	15.94	17.13
0.0%	11.69	12.94	14.19	15.44	16.69	17.95
5.0%	12.19	13.50	14.82	16.13	17.45	18.76
10.0%	12.69	14.07	15.44	16.82	18.20	19.57
15.0%	13.19	14.63	16.07	17.51	18.95	20.39
Piper Sandler also performed an analysis that estimated the net present value per share of Fincastle common stock, assuming Fincastle performed in accordance with certain financial projections for Fincastle for the years ending December 31, 2021 through December 31, 2025, as provided by the senior management of First National. To approximate the terminal value of a share of Fincastle common stock at December 31, 2020, Piper Sandler applied price to earnings multiples ranging from 8.0x to 13.0x and multiples of December 31, 2020 tangible book value ranging from 85% to 110%. The terminal values were then discounted to present values using different discount rates ranging from 9.0% to 14.0%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Fincastle common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of Fincastle common stock of $1.10 to $2.23 when applying multiples of earnings and $1.70 to $2.75 when applying multiples of tangible book value.

Earnings Per Share Multiples
Discount Rate	8.0x	9.0x	10.0x	11.0x	12.0x	13.0x
9.0%	$1.37	$1.54	$1.71	$1.89	$2.06	$2.23
10.0%	1.31	1.47	1.64	1.80	1.97	2.13
11.0%	1.25	1.41	1.57	1.72	1.88	2.04
12.0%	1.20	1.35	1.50	1.65	1.80	1.95
13.0%	1.15	1.29	1.43	1.58	1.72	1.86
14.0%	1.10	1.23	1.37	1.51	1.64	1.78
Tangible Book Value Per Share Multiples
Discount Rate	85%	90%	95%	100%	105%	110%
9.0%	$2.12	$2.25	$2.37	$2.50	$2.62	$2.75
10.0%	2.03	2.15	2.27	2.39	2.50	2.62
11.0%	1.94	2.05	2.17	2.28	2.39	2.51
12.0%	1.85	1.96	2.07	2.18	2.29	2.40
13.0%	1.77	1.88	1.98	2.09	2.19	2.29
14.0%	1.70	1.80	1.90	2.00	2.10	2.19
Piper Sandler also considered and discussed with the First National’s board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to earnings. To illustrate this impact, Piper Sandler performed a similar analysis assuming Fincastle’s earnings varied from 10.0% above projections to 10.0% below projections. This analysis resulted in the following range of per share values for Fincastle common stock, applying the price to earnings multiples range of 8.0x to 13.0x referred to above and a discount rate of 12.76%.
Annual Estimate Variance	8.0x	9.0x	10.0x	11.0x	12.0x	13.0x
(10.0%)	$1.04	$1.17	$1.30	$1.43	$1.56	$1.69
(5.0%)	1.10	1.24	1.38	1.51	1.65	1.79
0.0%	1.16	1.30	1.45	1.59	1.74	1.88
5.0%	1.22	1.37	1.52	1.67	1.82	1.98
10.0%	1.27	1.43	1.59	1.75	1.91	2.07
Additionally, Piper Sandler performed an analysis that estimated the net present value per share of Fincastle common stock, assuming Fincastle performed in accordance with certain financial projections for Fincastle for the years ending December 31, 2021 through December 31, 2025, as provided by the senior management of First National, incorporating certain cost savings assumptions equal to approximately 36% of Fincastle’s projected operating expense, as provided by First National management. To approximate the terminal value of a share of Fincastle common stock at December 31, 2020, Piper Sandler applied price to earnings multiples ranging from 8.0x to 13.0x and multiples of tangible book value ranging from 85% to 110%. The terminal values were then discounted to present values using different discount rates ranging from 9.0% to 14.0%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Fincastle common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of Fincastle common stock of $2.12 to $4.30 when applying multiples of earnings and $1.98 to $3.21 when applying multiples of tangible book value.

Earnings Per Share Multiples
Discount Rate	8.0x	9.0x	10.0x	11.0x	12.0x	13.0x
9.0%	$2.65	$2.98	$3.31	$3.64	$3.97	$4.30
10.0%	2.53	2.85	3.16	3.48	3.80	4.11
11.0%	2.42	2.72	3.02	3.33	3.63	3.93
12.0%	2.31	2.60	2.89	3.18	3.47	3.76
13.0%	2.21	2.49	2.76	3.04	3.32	3.59
14.0%	2.12	2.38	2.65	2.91	3.17	3.44
Tangible Book Value Per Share Multiples
Discount Rate	85%	90%	95%	100%	105%	110%
9.0%	$2.48	$2.62	$2.77	$2.92	$3.06	$3.21
10.0%	2.37	2.51	2.65	2.79	2.93	3.06
11.0%	2.26	2.40	2.53	2.66	2.80	2.93
12.0%	2.16	2.29	2.42	2.55	2.67	2.80
13.0%	2.07	2.19	2.31	2.44	2.56	2.68
14.0%	1.98	2.10	2.21	2.33	2.45	2.56
Piper Sandler also considered and discussed with the First National’s board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to earnings. To illustrate this impact, Piper Sandler performed a similar analysis assuming Fincastle’s earnings varied from 10.0% above projections to 10.0% below projections. This analysis resulted in the following range of per share values for Fincastle common stock, applying the price to earnings multiples range of 8.0x to 13.0x referred to above and a discount rate of 12.76%.
Annual Estimate Variance	8.0x	9.0x	10.0x	11.0x	12.0x	13.0x
(10.0%)	$2.12	$2.38	$2.65	$2.91	$3.18	$3.44
(5.0%)	2.18	2.45	2.72	2.99	3.27	3.54
0.0%	2.24	2.51	2.79	3.07	3.35	3.63
5.0%	2.29	2.58	2.87	3.15	3.44	3.73
10.0%	2.35	2.64	2.94	3.23	3.53	3.82
Piper Sandler noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.
Pro Forma Transaction Analysis.
Piper Sandler analyzed certain potential pro forma effects of the transaction on First National assuming the transaction closes September 30, 2021. Piper Sandler utilized the following information and assumptions: (i) certain internal financial projections for First National for the years ending December 31, 2021 through December 31, 2025, as provided by the senior management of First National, (ii) certain financial projections for Fincastle for the years ending December 31, 2021 through December 31, 2025, as provided by the senior management of First National, and (iii) certain assumptions relating to purchase accounting adjustments, cost savings and transaction expenses, as provided by the senior managements of First National. The analysis indicated that the transaction could be accretive to First National’s estimated earnings per share (excluding one-time transaction costs and expenses) in the years ending December 31, 2022 through December 31, 2024 and dilutive to First National’s estimated tangible book value per share at close.
In connection with this analysis, Piper Sandler considered and discussed with the First National’s board of directors how the analysis would be affected by changes in the underlying assumptions, including the impact of final purchase accounting adjustments determined at the closing of the merger, and noted that the actual results achieved by the combined company may vary from projected results and the variations may be material.

Piper Sandler’s Relationship.
Piper Sandler is acting as First National’s financial advisor in connection with the merger and will receive a fee for such services in an amount equal to $300,000, a substantial portion of which is contingent upon the closing of the merger. Piper Sandler also received a $100,000 fee from First National upon rendering its opinion, which opinion fee will be credited in full towards the portion of the advisory fee which will become payable to Piper Sandler upon closing of the merger. First National has also agreed to indemnify Piper Sandler against certain claims and liabilities arising out of Piper Sandler’s engagement and to reimburse Piper Sandler for certain of its out-of-pocket expenses incurred in connection with Piper Sandler’s engagement.
Piper Sandler did not provide any other investment banking services to First National in the two years preceding the date of Piper Sandler’s opinion. Piper Sandler did not provide any investment banking services to Fincastle in the two years preceding the date of its opinion. In the ordinary course of Piper Sandler’s business as a broker-dealer, Piper Sandler may purchase securities from and sell securities to First National and Fincastle. Piper Sandler may also actively trade the equity and debt securities of First National and Fincastle for Piper Sandler’s account and for the accounts of Piper Sandler’s customers.
Opinion of Fincastle’s Financial Advisor
Fincastle retained RP Financial on February 11, 2021, to render an opinion regarding the fairness from a financial point of view with respect to the merger consideration to be paid to the common shareholders of Fincastle. In engaging RP Financial for its opinion regarding fairness, the Fincastle board of directors did not give any special instructions to RP Financial, nor did they impose any limitations upon the scope of the investigation that RP Financial wished to conduct to enable it to give its opinion. RP Financial has delivered to Fincastle its written opinion, dated February 18, 2021, to the effect that, based upon and subject to the matters set forth therein, including various assumptions, considerations, qualifications and limitations, and other matters it considered relevant, as of that date, the merger consideration to be received in the merger with First National is fair to the shareholders of Fincastle’s common stock from a financial point of view. The opinion of RP Financial is directed to the board of directors of Fincastle in its consideration of the merger agreement and does not constitute a recommendation to any shareholder of Fincastle as to any action that such shareholder should take in connection with the merger agreement or otherwise. RP Financial’s opinion is directed only to the fairness of the merger consideration to the current shareholders of Fincastle from a financial point of view as of the date of the merger agreement. A copy of the RP Financial opinion is set forth as Annex C to this joint proxy statement/prospectus, and Fincastle shareholders should read it in its entirety. RP Financial has consented to the inclusion and description of its written opinion in this joint proxy statement/prospectus.
Fincastle selected RP Financial to render an opinion regarding fairness because of RP Financial’s expertise in the valuation of financial services businesses and their securities for a variety of purposes, including its expertise in connection with mergers and acquisitions of financial institutions. Pursuant to a letter agreement executed by Fincastle on February 11, 2021, RP Financial estimates that it will receive from Fincastle total professional fees of approximately $60,000, all of which has been paid to date, plus reimbursement of certain out-of-pocket expenses, for its services in connection with its opinion.
In addition, Fincastle has agreed to indemnify and hold harmless RP Financial, any affiliates of RP Financial, and the respective members, directors, officers, agents and employees of RP Financial or their successors and assigns who act for or on behalf of RP Financial in connection with the services called for under Fincastle’s engagement letter with RP Financial, from and against any and all losses, claims, damages and liabilities (including, but not limited to, all losses and expenses in connection with claims under the federal securities laws), attributable to: (i) any untrue statement or alleged untrue statement of a material fact contained in the financial statements or other information furnished or otherwise provided by Fincastle to RP Financial, either orally or in writing; (ii) the omission or alleged omission of a material fact from the financial statements or other information furnished or otherwise made available by Fincastle to RP Financial; or (iii) any action or omission to act by Fincastle, or Fincastle’s respective officers, directors, employees or agents which action or omission is willful or negligent. Notwithstanding the foregoing, Fincastle will be under no obligation to indemnify RP Financial, any affiliates of RP Financial, and their respective members, directors, officers, agents and employees of RP Financial or their successors or assigns (i) if a court determines that RP Financial breached this agreement, or was negligent or acted in bad faith or willfully with respect to any actions or omissions of RP Financial related to a matter for which indemnification is sought hereunder, or (ii) for any loss, claim, damage or liability arising out of or based upon an untrue statement in, or omission from, any proxy statement or other disclosure document made in reliance upon and in conformity with written information regarding RP Financial or its affiliates furnished to Fincastle by or on behalf of RP Financial for use therein. Any time devoted by employees of RP Financial to situations for which indemnification is provided hereunder, shall be an indemnifiable cost payable by Fincastle at the normal hourly professional rate chargeable by such employee.
In rendering its opinion, RP Financial considered the following:
•	the merger agreement, distributed to the Fincastle board of directors on February 18, 2021, particularly sections pertaining to the financial terms of the merger;
•
the following financial information for Fincastle –(a) annual reports, including audited financial statements, for the fiscal years ended December 31, 2018 and 2019, (b) certain unaudited financial data, including shareholder, regulatory, and internal reports and financial statements for the year ended December 31, 2020, (c) certain historical financial information for Fincastle as published by S&P Global Market Intelligence, and (d) Fincastle executive management’s internal budget estimates for the year ended December 31, 2021;

•
the financial terms and control premiums paid for certain other recently completed and pending acquisitions of banking companies nationwide and regionally with similar financial and other characteristics including the pandemic period;

•	the estimated pro forma financial impact of the merger to Fincastle’s shareholders;
•	a financial and market pricing information comparison to similar public banking companies; and
•
recent and prior discussions with Fincastle’s executive management and board regarding Fincastle as an independent banking company, including operating strategy, financial characteristics and performance, future prospects, stock pricing and trading volume characteristics, dividend policy, and reasons for seeking a prospective merger.

With regard to First National, RP Financial considered:
•	the annual reports, including audited financial statements, for the years ended December 31, 2018 and 2019;
•
unaudited shareholder and regulatory financial statements for the year ended December 31, 2020 and certain historical financial information for First National as published by S&P Global Market Intelligence;

•	discussions with Fincastle’s management regarding the results of the reverse due diligence review of First National;
•	historical and current stock pricing, trading volume, and cash dividends; and
•	a financial and market pricing comparison to similar public banking companies.
RP Financial considered a contribution analysis, reflecting the pro impact of Fincastle to First National, including total assets, loans receivable, total deposits, GAAP and tangible equity, net income, and shares outstanding. RP Financial also considered certain pro forma analyses of the merger considered by the Fincastle board and management, including the estimated amount and timing of the cost savings and related expenses, fair value adjustments, and synergies expected to result from the merger, the pro forma financial impact of the merger on First National’s earnings, book value, tangible book value, capitalization, profitability and other key financial ratios, earnings per share, book and tangible book value per share, dividends per share, and the prospective impact on First National’s stock pricing ratios and trading volume. RP Financial also considered the process conducted by Fincastle leading up to the determination by its board to enter into an agreement with First National.
In rendering its opinion, RP Financial relied, without independent verification, on the accuracy and completeness of the information concerning Fincastle for review for purposes of RP Financial’s opinion, as well as public information regarding other banking companies and competitive, economic and demographic data. RP Financial further relied on the assurances of management of Fincastle and First National as included in the agreement. RP Financial also relied upon the executive management of Fincastle as to the reasonableness and achievability of the financial forecasts, projections and other forward-looking information estimated by Fincastle and First National in conjunction with their respective financial advisors, and RP Financial assumed such forecasts, projections and other forward-looking information have been reasonably prepared by the respective banks reflecting the best currently available information and Fincastle’s and First National’s judgements and estimates. RP Financial assumed that such forecasts, projections and other forward-looking information would be realized in the amounts and at the times contemplated thereby, and RP Financial does not assume any responsibility for the accuracy or reasonableness thereof. RP Financial has been authorized by Fincastle to rely on such forecasts, projections and other information and data, and expresses no view as to any such forecasts, projections or other forward-looking information or data, or the bases or assumptions on which they were prepared. RP Financial has not been asked to and has not undertaken an independent verification of any of such information or information RP Financial obtained from public sources and RP Financial does not assume any responsibility or liability for the accuracy or completeness thereof. Fincastle did not restrict RP Financial as to the material it was permitted to review.
RP Financial has not performed or obtained any independent appraisals or evaluations of the assets and liabilities, the collateral securing the assets or the liabilities (contingent or otherwise) of Fincastle or First National or the collectability of any such assets, nor has RP Financial been furnished with any such evaluations or appraisals. RP Financial did not make an independent evaluation of the adequacy of the allowance for loan and lease losses of Fincastle or First National nor has RP Financial reviewed any individual credit files relating to Fincastle or First National. RP Financial is not expert in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowance for loan and lease losses. RP Financial has assumed that such allowances for Fincastle and First National are, in the aggregate, adequate to cover such losses, and will be adequate on a pro forma basis for First National.
RP Financial has not undertaken an independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities to which Fincastle or First National is a party or may be subject, and RP Financial’s opinion makes no assumptions concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. RP Financial has also assumed that neither Fincastle or First National is party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the merger contemplated by the agreement. RP Financial did not opine in any manner on the future earnings, financial condition or operations of the parties generally, and RP Financial does not assume any responsibility or liability for any matters relating thereto.
RP Financial, with Fincastle’s consent, has relied upon the advice Fincastle has received from its legal, accounting, financial and tax advisors as to all legal, accounting and tax matters relating to the agreement and other transactions contemplated by the agreement. In rendering its opinion, RP Financial assumed that, in the course of obtaining the necessary regulatory and governmental approvals for the proposed merger, no restriction will be imposed on First National that would have a material adverse effect on the ability of the merger to be consummated as set forth in the agreement. RP Financial also assumed that there have been no material changes in the financial condition of Fincastle or First National since the date of the most recent financial statements made available to RP Financial. RP Financial has assumed, in all respects material to RP Financial’s analyses, that all of the representations and warranties contained in the merger agreement are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the merger agreement are not waived.
RP Financial’s opinion was based on market conditions and other circumstances existing on February 18, 2021. RP Financial specifically stated in its opinion that events occurring after February 18, 2021, could materially affect the assumptions RP Financial used in preparing the opinion. In connection with its opinion, RP Financial performed a variety of financial analyses that are summarized below. Although the evaluation of the fairness, from a financial point of view, of the merger consideration was to some extent subjective based on the experience and judgment of RP Financial and not merely the result of mathematical analyses of financial data, RP Financial relied, in part, on the financial analyses summarized below in its determinations. The preparation of a fairness opinion is a complex process and RP Financial believes its analyses must be considered as a whole. Selecting portions of such analyses and factors considered by RP Financial without considering all such analyses and factors could create an incomplete view of the process underlying RP Financial’s opinion. In its analyses, RP Financial took into account its assessment of general business, market, financial and economic conditions, banking and thrift industry performance and other matters, many of which are beyond the control of Fincastle and First National, as well as RP Financial’s experience in securities valuation, its knowledge of financial institutions, its knowledge of the current operating and merger and acquisition environments for financial institutions, and its experience in similar transactions. With respect to the comparable transactions and control premium analyses described below, no public company utilized as a comparison is identical to Fincastle and such analyses necessarily involve complex considerations and judgments concerning the differences in financial and operating characteristics of the companies and other factors that could affect the trading and/or acquisition values of the companies concerned. The analyses summarized below were prepared solely for purposes of RP Financial providing its opinion as to the fairness of the merger consideration.
Comparable Transactions Analysis. RP Financial compared the merger on the basis of multiples and/or ratios involving reported earnings, tangible book value and tangible book premium to core deposits reported in a selected comparable group of completed and pending bank mergers and acquisitions. The comparable transaction groups consisted of sale of control transactions and included three groups with the following characteristics:
(1) Nationwide transactions (“Nationwide Transactions Group”) included all nationwide bank and thrift transactions announced during the period from July 1, 2019, through February 11, 2021, involving targets with total assets between $100 million and $1 billion, trailing twelve month return on average equity ratios less than 12% and nonperforming assets/assets ratios less than 4% at the announcement date;
(2) Southeast transactions (“Southeast Transactions Group”) was a subset of the Nationwide Transactions Group which was limited to those institutions based in the Southeast region of the U.S., with all other selection criteria being unchanged; and
(3) Recent transactions (the “Recent Transactions Group”) including all bank and thrift transactions announced from March 16, 2020 to February 11, 2021, to consider the impact of the post-COVID-19 pandemic on bank and thrift acquisition pricing.

The transactions comprising the Nationwide Transactions Group, the Southeast Transactions Group and Recent Transactions Group are set forth below.
Nationwide Transactions Group		Southeast Transactions Group
Acquirer	Target	Acquirer	Target
Investar Holding Corp.	Cheaha Financial Group Inc.	Investar Holding Corp.	Cheaha Financial Group Inc.
Farmers & Merchants Bancorp	Ossian Financial Services Inc.	BankFirst Capital Corp.	Traders & Farmers Bcshs Inc
VeraBank Inc.	Panola National Bank	Pinnacle Bankshares Corp.	Virginia Bank Bankshares Inc
PSB Holdings Inc.	Waukesha Bankshares Inc.	First Bancshares Inc.	Southwest Georgia Financial
BancorpSouth Bank	National United Bancshares Inc	Seacoast Banking Corp. of FL	First Bank of the Palm Beaches
People’s Bank of Commerce	Willamette Community Bank	SmartFinancial Inc.	Progressive Financial Grp Inc
Summit Financial Group Inc.	WinFirst Financial Corp.	Reliant Bancorp Inc.	First Advantage Bancorp
Hanover Bancorp Inc.	Savoy Bank	Banco de Creditoe Inversiones	Executive Banking Corp.
Broadway Financial Corp.	CFBanc Corp.	Summit Financial Group Inc.	Cornerstone Financial Svcs Inc
Farmers & Merchants Bcshs Inc.	Carroll Bancorp Inc.	Reliant Bancorp Inc.	Tennessee Cmnty Bk Hldgs Inc
BankFirst Capital Corp.	Traders & Farmers Bcshs Inc	First Community Bankshares Inc	Highlands Bankshares Inc.
Pinnacle Bankshares Corp.	Virginia Bank Bankshares Inc.	Community First Bcshs (MHC)	ABB Financial Group Inc.
Beacon Bancorp	Freedom National Bank	First Financial Banc Corp.	First National Corp of Wynne
Norwood Financial Corp.	UpState New York Bancorp Inc.	First Bancshares Inc.	First Florida Bancorp Inc.
First Illinois Bancorp Inc.	Rockwood Bancshares Inc.	Carolina Financial Corp.	Carolina Trust BancShares Inc
Northfield Bancorp Inc.	VSB Bancorp Inc.
Evans Bancorp Inc.	FSB Bancorp Inc.	Recent Transactions Group
Kearny Financial Corp.	MSB Financial Corp.	Acquirer	Target
First Bancshares Inc.	Southwest Georgia Financial	Stock Yards Bancorp Inc.	Kentucky Bancshares Inc.
Citizens & Northern Corp.	Covenant Financial Inc.	Investar Holding Corp.	Cheaha Financial Group Inc.
Bangor Bancorp MHC	Damariscotta Bankshares Inc.	First Busey Corp.	Cummins-American Corp.
Fidelity D & D Bancorp Inc.	MNB Corporation	BancorpSouth Bank	FNS Bancshares Inc.
Bank First Corporation	Tomah Bancshares Inc.	SVB Financial Group	Boston Private Financial
Seacoast Banking Corp. of FL	First Bank of the Palm Beaches	Farmers & Merchants Bancorp	Ossian Financial Services Inc
Cendera Bancorp, Inc.	Cendera Financial Holdings Inc	VeraBank Inc.	Panola National Bank
SmartFinancial Inc.	Progressive Financial Grp Inc	PSB Holdings Inc.	Waukesha Bankshares Inc.
Reliant Bancorp Inc.	First Advantage Bancorp	Huntington Bancshares Inc.	TCF Financial Corp.
Centreville Bank	PB Bancorp Inc.	LINKBANCORP Inc.	GNB Financial Services Inc
Community Bank System Inc.	Steuben Trust Corporation	BancorpSouth Bank	National United Bancshares Inc
CCB Financial Corp.	Prairie Star Bancshares Inc.	OakStar Bancshares Inc.	First Bancshares Inc.
Banco de Creditoe Inversiones	Executive Banking Corp.	PNC Financial Services Group	BBVA USA Bancshares, Inc
BancorpSouth Bank	Texas First Bancshares Inc.	People’s Bank of Commerce	Willamette Community Bank
Keweenaw Financial Corp	North Star Financial Hldgs Inc	First Citizens BancShares Inc.	CIT Group Inc.
Citizens Financial Services	MidCoast Community Bancorp Inc	Community First Bancorporation	SFB Bancorp Inc.
FB Financial Corp.	FNB Financial Corp.	Investor Group	Delta Bancshares of LA Inc.
Summit Financial Group Inc.	Cornerstone Financial Svcs Inc	Virginia National Bankshares Corp	Fauquier Bankshares Inc.
Reliant Bancorp Inc.	Tennessee Cmnty Bk Hldgs Inc.	Summit Financial Group Inc.	WinFirst Financial Corp.
First Community Bankshares Inc	Highlands Bankshares Inc.	First Mid Bancshares	LINCO Bancshares Inc.
Community First Bcshs (MHC)	ABB Financial Group Inc.	Dollar Mutual Bancorp	Standard AVB Financial Corp
ConnectOne Bancorp Inc.	Bancorp of New Jersey Inc.	Hanover Bancorp Inc.	Savoy Bank
Heartland Financial USA Inc.	Rockford B&TC	Broadway Financial Corp.	CFBanc Corp.
Level One Bancorp Inc.	Ann Arbor Bancorp Inc.	Enterprise Financial Services	Seacoast Commerce Banc
Indiana Members CU	Commerce Bank	Crane CU	Our Community Bank
Three Rivers FCU	West End Bank S.B.	BV Financial Inc. (MHC)	Delmarva Bancshares Inc.
Ames National Corp.	Iowa State SB	ST Holdings Inc.	Rochelle State Bank
Associated Banc-Corp	First Staunton Bancshares Inc.	Community Bancorp Inc.	Lincoln Bancshares Inc.
First Financial Banc Corp.	First National Corp. of Wynne
First Bancshares Inc.	First Florida Bancorp Inc.
Carolina Financial Corp.	Carolina Trust BancShares Inc.
Premier Financial Bancorp Inc.	First National Bank of Jackson
ACNB Corp.	Frederick County Bancorp
BayCom Corp	TIG Bancorp

The average and median selected financial data and acquisition pricing multiples or ratios at announcement for the Nationwide Transactions Group, the Southeast Transactions Group and the Recent Transactions Group relative to the Fincastle pricing multiples or ratios based on the merger consideration are shown below:
	Comparable Transactions(1)
	Nationwide Transactions Group		Southeast Transactions Group		Recent Transactions Group(2)		Fincastle(3)(4)
	Average	Median	Average	Median	Average	Median
Number of Deals	52		15		28		—
Financial Data and Ratios
Assets ($Millions)	$349	$300	$385	$327	$8,335	$408	$226
Tangible Equity/Assets (%)	10.87%	10.61%	11.17%	11.03%	10.85%	10.37%	11.72%
Return on Average Assets (%)	0.84	0.89	0.96	0.94	0.65%	0.83%	0.55
Return on Average Equity (%)	7.71	8.47	8.76	9.18	5.94%	7.04%	4.69
NPAs/Assets (%)	0.85	0.58	0.72	0.45	0.86%	0.67%	1.36

Deal Value and Pricing Ratios
Price/Tangible Book (%)	152.14%	153.44%	156.80%	155.18%	128.36%	130.66%	102.4%
Price/Earnings (x)	22.94x	19.73x	19.39x	17.48x	20.12x	19.00x	23.08x
Tangible Book Premium/Core Deposits (%)	8.04%	8.29%	8.59%	9.44%	4.76%	4.13%	0.33%
(1)	Pricing ratios at announcement.
(2)	Includes all deals announced from March 16, 2020 to February 12, 2021, excluding mergers of equals transactions.
(3)	Reflects financial data as of or for the trailing 12 months ended December 31, 2020.
(4)
Deal value and multiples for Fincastle based on the value of the merger consideration equal to $3.00 per share assuming a First National stock price of $17.77 times the 0.1649x exchange ratio for 80% of the Fincastle shares (the stock consideration) plus $3.30/share cash consideration for 20% of the Fincastle shares.

The average and median pricing multiple and ratios at announcement (price/tangible book value ratio, price/earnings multiple and tangible book value/core deposits premium ratio) of the Nationwide Transactions Group and Southeast Transactions Group were applied to Fincastle’s financial data as of or for the last twelve months through December 31, 2020 for tangible book value, reported earnings and core deposits to derive a valuation range before adjustments of $3.60 per share to $4.40 per share. RP Financial concluded with a valuation range of $2.90 per share to $3.50 per share after taking into consideration Fincastle’s smaller asset size and more limited resources, less favorable asset quality ratios and lower earnings, both in terms of the return on average assets and return on average equity performance measures. Moreover, RP Financial considered the valuation impact of the sharp market downturn in early to mid-2020 recognizing that the majority of the comparable transactions were announced in a more favorable market environment prior to the downturn. RP Financial considered that the merger consideration of $3.00 per share was in the range of $2.90 to $3.50 per share value derived pursuant to comparable transactions.
Control Premium Analysis. In the control premium analysis, RP Financial applied a market based control premium, reflecting the acquisition price premium over the pre-announcement trading price (one week and one month prior to announcement), to the public equivalent value (trading basis) of Fincastle’s shares determined through applying market pricing characteristics a peer group of public banking companies subject to valuation adjustments, to Fincastle’s tangible book value per share and earnings per share as of or for the twelve months ended December 31, 2020.
RP Financial considered that Fincastle’s illiquid market for the stock did not provide a reliable indicator of trading value and thus, while RP Financial considered Fincastle’s trading price in the application of the Control Premium approach it also determined a public equivalent value using the market approach to valuation and incorporated a discount for lack of marketability based on empirical studies.

The peer group of thirteen profitable public banking companies which were traded on NASDAQ or in the OTC market with assets under $2 billion headquartered in the state of Virginia and assets less than $ 1 billion headquartered in the states of Maryland and West Virginia selected by RP Financial include:
Ticker Symbol	Public Peer Group Members	Headquarters Location
HFBK	Harford Bank	MD
PEBC	Peoples Bancorp, Inc.	MD
BORT	Bank of Botetourt	VA
BRBS	Blue Ridge Bankshares, Inc.	VA
CZBT	Citizens Bancorp of Virginia, Inc.	VA
FBPA	Farmers Bank of Appomattox	VA
FDVA	Freedom Bank of Virginia	VA
OAKV	Oak View National Bank	VA
PPBN	Pinnacle Bankshares Corporation	VA
PNBI	Pioneer Bankshares, Inc.	VA
TSBA	Touchstone Bankshares, Inc.	VA
VBFC	Village Bank and Trust Financial Corp.	VA
MKIN	MCNB Banks, Inc.	WV
In determining the public equivalent value, RP Financial compared the recent financial condition and performance of Fincastle to the public peer group, as summarized below, and incorporated a discount for lack of marketability based on empirical studies. In determining the $2.10 per share public equivalent value based on a comparison to the public peer group, RP Financial factored in qualitative adjustments to the public peer group’s pricing ratios for Fincastle’s smaller assets size and lower earnings. Although not a primary valuation technique, RP Financial also considered the recent trading price of Fincastle’s stock in the over-the-counter market in the period leading up to the Fincastle’s board’s consideration of the merger agreement which was $2.50 per share.
	Public Peer Group		Fincastle(1)
	Average	Median
Financial Data and Ratios
Assets ($Million)	$567	$493	$256
Tangible Equity/Assets (%)	9.79%	9.30%	11.72%
Return on Average Assets (%)	0.91	0.83	0.55
Return on Average Equity (%)	9.29	7.98	4.69
Non-Performing Assets/Assets (%)	1.54	0.75	1.36

Market Capitalization and Pricing Ratios(2)
Market Capitalization ($Million)	$45.0	$34.3	$21.5
Price/Tangible Book (%)	87.98%	84.31%	71.67%
Price/Earnings (x)	10.53	10.79x	16.15x
(1)	Based on December 31, 2020 financial data and RP Financial’s estimated public equivalent value of $2.10 per share.
(2)
The market capitalization and pricing ratios for Fincastle reflect the value determined by the control premium approach. In comparison, Fincastle’s closing price as of $2.50 as of February 12, 2021 indicated a market capitalization of $25.6 million, for a price/tangible book ratio of 85.32% and price/earnings multiple of 19.23x.

The control premiums paid based on one-week and one-month pre-announcement trading prices, respectively, for target banking companies with assets under $1 billion announced during the period July 1, 2019 to February 11, 2021, ranged from 35% to 41%. Applying the control premiums to the estimated public equivalent value of Fincastle equal to $2.10 per share and the most recent closing share price of $2.50 at the time of the merger agreement, the control value for Fincastle estimated by RP Financial under this approach ranged from $2.85 to $3.55 per share. RP Financial considered that the $3.00 merger consideration per share at the time of execution of the merger agreement was within the control value range estimated by RP Financial fell within the valuation range indicated by the Control Premium Approach.

Discounted Cash Flow Analysis. RP Financial compared the $3.00 per share merger consideration to the present value of Fincastle’s business plan through December 31, 2025 using the discounted cash flow approach, based on a terminal value at the end of the period since Fincastle currently does not have a dividend policy in place. The assumptions included in the projection were based on Fincastle’s December 31, 2020 financial statements, the 2021 budget, and management guidance for the period from 2022 to 2025, including: 7.5% annual asset growth, projected return on average assets increasing from 0.58% for 2021 to 0.89% by 2025. RP Financial applied control terminal value multipliers of 18.0 to 22.0 times to year 5 earnings per share and 1.00 times to 1.40 times to year 5 tangible book value per share and a range of discount rates from 10% to 13% based on the application of the capital asset pricing model and empirical studies for small capitalization companies. RP Financial considered that the $3.00 merger consideration per share was within the present value range of $2.25 to $4.25 per share pursuant to the Discounted Cash Flow Approach to value.
Pro Forma Impact Analysis. Since the merger consideration includes a stock component, RP Financial considered the estimated pro forma impact of the merger on First National’s financial condition, operating results and stock pricing ratios. Based on, among other things, the estimated transaction costs, restructuring charges and cost saves developed by both banks and their respective financial advisors, RP Financial estimated the merger to be approximately 4.0% dilutive to First National’s tangible book value per share. In addition, RP Financial estimated the merger to be accretive to First National’s pro forma earnings per share within the first year of completing the merger, assuming incorporation of certain anticipated merger synergies and core earnings estimates for Fincastle and that the tangible book value breakeven period was approximately 3.2 years using the crossover method. RP Financial further considered that the merger is expected to increase First National’s market capitalization, asset size and shares outstanding, enhance First National’s competitive profile and geographic footprint and expand First National’s board of directors, executive management and staffing. RP Financial considered the pro forma impact of the merger on First National’s per share data and pricing ratios based on First National’s pre-announcement trading price. RP Financial also considered that Fincastle’s shareholders will own approximately 22% of the common stock in First National.
In addition to the above analyses and other factors considered, RP Financial considered and evaluated the operating history of Fincastle, the national, regional and local risks that could both negatively and positively impact Fincastle’s future operations on a stand-alone basis. RP Financial’s opinion and presentation to the Fincastle board of directors was one of many factors taken into consideration by the Fincastle board of directors in making its determination to approve the merger agreement. Although the foregoing summary describes the material components of the analyses presented by RP Financial to the Fincastle board of directors in anticipation of issuing the February 18, 2021, opinion, it does not purport to be a complete description of all the analyses performed by RP Financial and is qualified by reference to the written opinion of RP Financial set forth as Annex C, which Fincastle shareholders are urged to read in its entirety.
RP Financial Background and Experience. RP Financial, as part of its financial institution valuation and financial advisory practice, is regularly engaged in the valuation of federally-insured depository institution securities in connection with mergers and acquisitions, initial and secondary stock offerings, and business valuations for financial institutions for other purposes. As specialists in the valuation of securities and providing financial advisory services to insured financial institutions, RP Financial has experience in, and knowledge of, the markets for the securities of such institutions nationwide.
RP Financial did not provide any other investment banking services to Fincastle in the two years preceding the date of the RP Financial opinion. However, in the late summer of 2019, RP Financial assisted the Fincastle board of directors and management in evaluating Fincastle’s strategic plan during a planning retreat. RP Financial did not provide any investment banking services to First National in the two years preceding the date of the RP Financial opinion to Fincastle.
Interests of Fincastle Directors and Executive Officers in the Merger
In considering the recommendation of the Fincastle board of directors, Fincastle shareholders should be aware that the directors and executive officers of Fincastle have certain interests in the merger that may be different from, or in addition to, the interests of Fincastle shareholders generally. The Fincastle board of directors was aware of these interests and considered them, among other matters, in making its recommendation that the Fincastle shareholders vote to approve the merger proposal.

Treatment of Fincastle Equity Awards
The executive officers of Fincastle held options to purchase an aggregate of 100,000 shares of common stock as of March 31, 2021, all of which were fully vested. At the effective time of the merger, all rights with respect to the Fincastle common stock pursuant to the stock options granted by Fincastle, which are outstanding immediately prior to the effective time of the merger, whether or not exercisable, will convert into an obligation of First National to pay (or at the request of First National, of Fincastle to pay) and a right of the holder to receive a cash payment equal to the product obtained by multiplying (1) the number of shares of Fincastle common stock underlying such holder’s options by (2) the excess, if any, of the fair market value per share (as defined below) minus the exercise price per share under such option (provided, that if the fair market value per share does not exceed the exercise price per share of a particular option, then by $0.01). The fair market value per share for purposes of this calculation is the sum of (x) $3.30 multiplied by 0.20, plus (y) the product of the volume weighted average price (rounded up to the nearest cent) of First National common stock on NASDAQ during the 10 consecutive trading days ending on the fifth trading day immediately prior to the date on which the effective time of the merger occurs, multiplied by the exchange ratio (0.1649), multiplied by 0.80. The estimated amount that would be realized by each of the four Fincastle executive officers as a result of the cash out of these stock options that were outstanding on April 16, 2021, the Fincastle record date, if the merger were to be completed on such date is as follows: C. Scott Steele, $27,600; Sandra N. Craft, $13,800; Michael J. Jasper, $13,800; and Peter C. Sackett, $13,800. These amounts were calculated using a price per share of First National common stock of $18.40 (the volume weighted average price (rounded up to the nearest cent)) of First National common stock on the NASDAQ during the 10 consecutive trading days ending on the fifth trading day prior to April 16, 2021.
In addition, the merger agreement allows Fincastle to issue up to 22,500 shares of restricted stock awards to certain executive officers and directors of Fincastle. At the effective time of the merger, vesting of restricted stock awards granted to directors and executives will accelerate under applicable change in control provisions in The Bank of Fincastle 2017 Equity Incentive Plan.
Employment Agreements with Fincastle Executive Officers
Certain Fincastle executive officers have employment agreements that provide such executive officers with severance benefits if their employment is terminated in connection with the merger. The amounts set forth below represent payments that Fincastle intends to make upon its unilateral termination of the executive officers’ employment agreements immediately prior to the effective time of the merger. The amounts are equal to the double trigger payments (i.e., amounts triggered by a change in control for which payment is conditioned upon the executive officer’s termination without cause or resignation for good reason within the term of the employment agreement following the change in control) due to the executive officers pursuant to their respective employment agreements. The aggregate compensation that certain Fincastle executive officers may receive upon the termination of their employment agreements is as follows: C. Scott Steele, $426,398; Sandra N. Craft, $114,229; Michael J. Jasper, $120,415; and Peter C. Sackett, $205,088.
Post-Closing Roles
Simultaneously with the execution of the merger agreement, each of C. Scott Steele and Sandra N. Craft entered into an employment agreement with First National and First Bank. Mr. Steele’s Employment Agreement provides that he will serve as Regional President of First Bank and shall receive an annual base salary of $225,000, effective only upon consummation of the merger. Ms. Craft’s Employment Agreement provides that she will serve as First Bank’s Senior Vice President – Business Development Officer and shall receive an annual base salary of $125,000, effective only upon consummation of the merger.
The term of the agreement for (i) Mr. Steele is at all times two years and (ii) Ms. Craft is at all times one year, which means that at the end of every day, the term of such agreement is extended for one day. The material terms of these agreements include prohibiting First National and First Bank from decreasing the salary of the employee, to provide certain severance payments to the employee if terminated without cause or in the event of a change of control, and covenants related to the protection of confidential information, non-disclosure, non-competition, and non-solicitation. The non-competition and non-solicitation covenants continue generally for a period of 12 months following the last day of employment.
Mr. Steele and Ms. Craft will not be entitled to any termination compensation and benefits if any of the covenants in the agreement relating to the protection of confidential information, non-disclosure, non-competition, and non-solicitation are breached. Ms. Steele and Ms. Craft will also not be entitled to any compensation or other benefits, other than payment for services rendered, if employment is terminated for “cause” (as that term is defined in the agreements).
Indemnification; Directors’ and Officers’ Insurance
Pursuant to the terms of the merger agreement, from and after the effective time, the surviving bank would indemnify certain persons, including Fincastle’s directors and executive officers. In addition, for a period of six years from the effective time, the surviving bank would maintain an insurance policy for the benefit of certain persons, including Fincastle’s directors and executive officers. For additional information, see “The Merger Agreement—Director and Officer Indemnification and Insurance” beginning on page 89.
Membership of the Board of Directors of the Combined Company and Bank
Effective only upon consummation of the merger, First National and First Bank will cause George Edwin Holt, III, C. Ray Sprinkle, and Kirtesh Patel who are each currently in office as a director of Fincastle, to be appointed as a director of each of First National and First Bank. Following the consummation of the merger, as directors of each of First National and First Bank, Messrs. Holt, Sprinkle, and Patel will each be eligible to receive the same cash compensation paid to other members of the First National and First Bank boards of directors, respectfully. None of these proposed directors is a party to any related-party transaction with First National that would be required to be disclosed pursuant to Item 404 of Regulation S-K. In addition, as of the date of this joint proxy statement/prospectus, no decisions have been made with respect to which committees to the board of directors of First National these proposed directors will be appointed following the merger.
George E. Holt, III (age 68) has served as a director of Fincastle since 2015, and currently is the chairman of the Fincastle board of directors, the chairman of the Fincastle Strategic Planning and Succession Planning and Compensation committees, the vice-chairman of the Fincastle Audit and Asset/Liability committees, and a member of the Fincastle Loan, IT/Enterprise Risk Management, and Nominating and Corporate Governance committees. Mr. Holt is the owner and president of RailCar Interchange, Inc., a freight car leasing company, which he founded in 2004. Currently, he serves on the board of directors of the Botetourt Count Historical Society, the Western Virginia Historical Society, Godwin Cemetery and Misso International of Knoxville, Tennessee. Mr. Holt holds a Bachelor’s Degree and Master’s in Business Degree from the College of William & Mary, along with a certificate in railroad market planning and analysis from Princeton University. Mr. Holt’s educational background and extensive experience in successful businesses enables him to identify and lead the implementation of successful business practices and qualifies him to serve on the boards of First National and First Bank following the merger.
C. Ray Sprinkle (age 71) has served as a director of Fincastle since 1972, and currently is the vice-chairman of the Fincastle board of directors, the chairman of the Fincastle Audit committee, the vice-chairman of the Fincastle Loan committee, and a member of the Fincastle Asset/Liability, Nominating and Corporate Governance, and Succession Planning and Compensation committees. Mr. Sprinkle has been an award-winning realtor at Re/Max All Stars for 33 years. He previously served on the School Board for Botetourt County for 22 years and was the chairman of the School Board for ten years. His business experience and leadership roles in the community qualify him to serve on the boards of First National and First Bank following the merger
Kirtesh Patel (age 47) has served as a director of Fincastle since 2019, and currently is a member of the Fincastle CRA/Marketing and Succession Planning and Compensation committees. Mr. Patel is President and CEO of OMMA Management, LLC in Salem, Virginia, a management company specializing in property, vendor, contract, operations, inventory, franchise, healthcare, long-term care nursing home and pharmacy management, consultation and support. Mr. Patel was previously CEO of ApexCare Pharmacy Solutions, and Director of Operations for OmiCare, Roanoke, a publicly-traded long-term care pharmacy company acquired by CVS Pharmacy. Currently, he serves on the board of directors of Richfield Recovery, Virginia Blue Ridge and Roanoke County Economic Development. He is a graduate of Northeastern University in Boston and received a Master’s in Business Administration Degree from Averett University. Mr. Patel brings a wealth of knowledge in business management and strategic planning for businesses, which qualifies him to serve on the boards of First National and First Bank following the merger.
Employee Benefits
The merger agreement generally provides that First National will furnish to those employees of Fincastle who become employees of First National or a First National subsidiary after the effective time of the merger benefits on the same basis as it provides coverage to other First National employees, and First National will use commercially reasonable efforts to cause any pre-existing condition, eligibility waiting period, or other limitation or exclusion otherwise applicable under such plans to new employees not to apply to a Fincastle employee or his or her covered dependents who were covered under a similar Fincastle plan at the effective time of the merger. For purposes of eligibility and vesting under First National’s employee benefit plans, service with Fincastle prior to the effective time of the merger will be treated as service with First National or its subsidiaries. First National will use commercially reasonable efforts to cause any successor First National employee benefit plan providing health coverage to give credit towards satisfaction of any annual deductible limitation and out-of-pocket maximum applied under such successor plan for any deductible, co-payment and other cost-sharing amounts previously paid by a Fincastle employee respecting his or her participation in the corresponding Fincastle benefit plan during the plan year prior to the transition effective date.
First National has also agreed to pay severance payments to each Fincastle employee who is terminated by First National or First Bank other than for cause at the effective time of the merger or during the period following the effective time until 90 days after the surviving bank’s core data processing systems conversion date, subject to the employee’s execution of a general release of claims, an amount equal to two weeks of base salary for each 12 months of prior employment by Fincastle, subject to a minimum of four weeks’ base salary and a maximum of 26 weeks of base salary.
Merger-Related Compensation for Fincastle’s Executive Officers
Fincastle established a cash bonus plan, pursuant to which bonuses may be paid to the following officers and in the following amounts, contingent upon the continued service to the respective officer through the closing and the successful consummation of the merger: C. Scott Steele, $10,000; Sandra N. Craft, $5,000; Michael J. Jasper, $15,000; and Peter C. Sackett, $15,000. Mr. Jasper and Mr. Sackett will also each receive a retention bonus of $15,000 from First National to the extent that they remain employed by First National through December 31, 2021.
Litigation Relating to the Merger
Following the initial filing, on April 12, 2021, of the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part, a purported shareholder of Fincastle filed a lawsuit in the United States District Court for the Southern District of New York against Fincastle and members of the Fincastle board of directors: Hufford v. The Bank of Fincastle et al., 1:21-cv-03594 (filed April 22, 2021). The lawsuit contains allegations contending, among other things that the registration statement on Form S-4 misstates or fails to disclose certain allegedly material information in violation of federal securities laws. The lawsuit generally seeks, among other things, an award of costs and attorneys’ fees, to enjoin the shareholder vote with respect to the merger and/or the completion of the merger until additional information is disclosed, and to recover damages. The defendants have not yet answered or otherwise responded to the complaint. Fincastle and the Fincastle board of directors believe this lawsuit is without merit and intends to defend against it vigorously.

ACCOUNTING TREATMENT
The merger will be accounted for under the acquisition method of accounting within generally accepted accounting principles. Under the acquisition method of accounting, the assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of Fincastle as of the effective date of the merger will be recorded at their respective fair values and added to those of First National. Any excess of purchase price over the fair values of assets acquired and liabilities assumed will be recorded as goodwill. Financial statements of First National issued after the merger will reflect these fair values and will not be restated retroactively to reflect the historical financial position or results of operations of Fincastle before the effective date of the merger.

RESALE OF SHARES OF FIRST NATIONAL COMMON STOCK
All First National common stock received by Fincastle shareholders in the merger will be freely tradable for purposes of the Securities Act and the Exchange Act, except for First National common stock received by any Fincastle shareholder who becomes an “affiliate” of First National after completion of the merger. This joint proxy statement/prospectus does not cover resales of First National common stock received by any person upon completion of the merger, as applicable, and no person is authorized to make any use of this joint proxy statement/prospectus in connection with any resale.

THE MERGER AGREEMENT
The description of the merger agreement in this section and elsewhere in this joint proxy statement/prospectus is qualified in its entirety by reference to the complete text of the merger agreement, a copy of which is attached as Annex A and incorporated by reference into this joint proxy statement/prospectus. This summary may not contain all of the information about the merger agreement that may be important to you. You are urged to read the full text of the merger agreement carefully and in its entirety as it is the legal document governing the merger.
Structure of the Merger
The boards of directors of each of First National, First Bank and Fincastle have approved the merger agreement and the transactions contemplated thereby. The merger agreement provides for the merger of Fincastle with and into First Bank, a Virginia state-chartered member bank and wholly-owned subsidiary of First National, with First Bank continuing as the surviving bank.
Governing Documents
First Bank’s articles of incorporation and bylaws will be the articles of incorporation and bylaws of the surviving bank after completion of the merger, until thereafter amended in accordance with applicable law.
Merger Consideration
Under the merger agreement, Fincastle shareholders may elect to receive one of the following forms of payment of merger consideration in exchange for their shares of Fincastle common stock (subject to the limitations and adjustments discussed below):
•	$3.30 in cash for each share of Fincastle common stock held—the cash consideration;
•	0.1649 shares of First National common stock for each share of Fincastle common stock held—the stock consideration; or
•	A combination of cash consideration and stock consideration for all shares of Fincastle common stock held in such proportions as requested by the shareholder—the mixed consideration.
The merger agreement provides that First National will issue shares of First National common stock for 80% of the shares of Fincastle common stock outstanding on the effective date of the merger and pay cash for the remaining 20% of the Fincastle common stock outstanding. Fincastle shareholders are entitled to elect to receive the cash consideration, the stock consideration, or the mixed consideration, in whole share increments, with respect to the holders’ shares of Fincastle common stock. In other words, by promptly completing and timely delivering the election form, you can elect to receive cash for your shares of Fincastle common stock, shares of First National common stock for your shares of Fincastle common stock, or cash and shares of First National common stock in such proportions as you choose for your shares of Fincastle common stock. As discussed below, however, you may not receive the type of merger consideration you elect.
If shareholders of Fincastle in the aggregate elect the form of consideration so that either cash would be paid as merger consideration for more than 20% of the outstanding shares of Fincastle common stock or shares of First National common stock would be issued as merger consideration for more than 80% of the outstanding non-dissenting shares of Fincastle common stock, the merger agreement provides a method to reallocate cash or stock so that the merger consideration will not exceed either threshold. Additionally, if shareholders of Fincastle elect for more than 20% of Fincastle’s outstanding shares of common stock to be exchanged for cash consideration, First National has the unilateral right to increase the amount of cash paid up to 22% of Fincastle’s outstanding shares of common stock and proportionally decrease the amount of First National common stock issued. For a description of the reallocation method, see “—Conversion of Shares; Exchange and Payment Procedures.” Accordingly, you may receive less cash and more shares, or more shares and less cash than you elect. Either of these events is likely to result in different tax consequences from those that would have resulted had you received the exact form of merger consideration you elected.
Neither Fincastle nor First National (or their respective boards of directors) nor First National’s financial advisor nor Fincastle’s fairness advisor make any recommendation as to whether you should choose the cash consideration, stock consideration, or mixed consideration for your shares of Fincastle common stock. You should consult with your own financial and tax advisors about this decision.

Shares of First National common stock are listed for trading on NASDAQ under the symbol “FXNC.” On February 17, 2021, which was the last trading day before the announcement of the merger, the price of a share of First National common stock closed at $18.40 per share, and on April 22, 2021, the latest practicable date before mailing out this joint proxy statement/prospectus, the price of a share of First National common stock closed at $18.18 per share. You should be aware that the market value of shares of First National common stock will fluctuate, and neither First National nor Fincastle can give you any assurance as to what the price of shares of First National common stock will be when the merger becomes effective. We urge you to obtain information on the market value of shares of First National common stock that is more recent than that provided in the joint proxy statement/prospectus. See “Comparative Per Share Market Price and Dividend Information” on page 30.
Conversion of Shares; Exchange and Payment Procedures
Conversion of Shares
At the effective time of the merger, each share of Fincastle common stock outstanding generally will be converted into and exchanged for the right to receive either (i) $3.30 in cash; (ii) 0.1649 shares of First National common stock; or (iii) a combination of both cash and stock.
Cash will also be exchanged for any fractional shares. Any Fincastle shareholder who would otherwise have been entitled to receive a fraction of a share of First National common stock in the merger will receive, in lieu thereof, cash (without interest) for the value of any fraction of a share of First National common stock that you would otherwise be entitled to receive in an amount equal to such fractional part of a share of First National common stock multiplied by the volume weighted average price (rounded up to the nearest cent) of First National common stock on NASDAQ during the 10 consecutive trading days ending on the fifth trading day immediately prior to the date on which the effective time of the merger occurs.
Some shares of Fincastle common stock may not be converted in the merger. Each outstanding share of Fincastle common stock owned by First National, Fincastle, or their respective subsidiaries (in each case other than shares of Fincastle common stock held on behalf of third parties or as a result of debts previously contracted) will be canceled at the effective time of the merger and will cease to be outstanding.
Exchange of Certificates
Concurrently with the mailing of this joint proxy statement/prospectus, an election form will be mailed to each holder of record of Fincastle common stock for the Fincastle special meeting. Under the merger agreement, the Fincastle shareholders are required to make an election regarding the merger consideration no later than 4:00 p.m. local time on the seventh calendar day after the effective time of the merger (referred to as the election deadline). First National will make available one or more election forms as may be reasonably requested from time to time by all persons who become holders of record of Fincastle shares during the period following the record date and prior to the effective time of the merger. If you hold your Fincastle common stock through a bank, broker or other nominee, you should follow the instructions provided by such bank, broker or other nominee to ensure that your election instructions are timely returned. If a Fincastle shareholder does not make an election by the election deadline, the exchange agent has the discretion to choose the consideration such shareholder will receive.
Fincastle common shareholders SHOULD NOT send in any stock certificates now. Unless a different timing is agreed to by First National and Fincastle, no later than 20 days prior to the effective time of the merger, First National will mail separate written instructions for use in effecting the surrender and cancellation of those certificates in exchange for cash and/or First National common stock, which will be issued in uncertificated “book entry” form. Prior to the election deadline, following the receipt of an election form, transmittal materials and instructions from First National’s exchange agent, each holder of shares of Fincastle common stock issued and outstanding at the effective time must surrender to the exchange agent the certificate or certificates representing their shares to First National together with duly executed election form and transmittal materials. Risk of loss and title to the certificates will remain with the holder until proper delivery of such certificates to First National or its exchange agent by former Fincastle shareholders. Fincastle shareholders should not surrender their certificates for exchange until they receive the election form, transmittal materials, and instructions from First National.
Within 10 business days after the election deadline, First National shall cause the exchange after to effect the allocation among Fincastle common stock and Fincastle shareholders will receive the consideration to which they are entitled under the merger agreement, together with any undelivered dividends or distributions in respect of such shares (without interest). First National will not be obligated to deliver the consideration to which any former holder of Fincastle common stock is entitled until the holder surrenders the certificate or certificates representing his or her shares for exchange (or an indemnity satisfactory to Fincastle, First National, and the exchange agent, if any certificates are lost, stolen, or destroyed) and until the effective time of the merger. The certificate or certificates so surrendered must be duly endorsed as First National may require. Former holders of Fincastle common stock will be responsible for all charges and expenses associated with replacing any lost, mutilated, stolen, or destroyed certificates, including any indemnity bond expenses. First National will not be liable to a holder of Fincastle common stock for any property delivered in good faith to a public official pursuant to any applicable abandoned property law.
If you do not timely submit the election form and transmittal materials along with your certificates of Fincastle common stock, First National’s exchange agent will mail to you a letter of transmittal with instructions for submitting your Fincastle common stock certificate in exchange for the merger consideration. At that time, you will need to carefully review the instructions, complete the materials enclosed with the instructions and return the materials along with your Fincastle stock certificate(s). Whether you will receive First National common stock and/or cash will depend on the election of other Fincastle shareholders (See “—Allocation of the Merger Consideration,” below). As soon as reasonably practicable after the election deadline and receipt of the properly completed election form, transmittal materials and your Fincastle stock certificate(s), First National’s exchange agent will mail a statement of a book entry of First National common stock or a check (or a book entry statement and a check) for the merger consideration. No interest will be paid on any cash payment.
First National or its exchange agent will maintain a book entry list of First National common stock to which each former Fincastle shareholder is entitled. Certificates evidencing First National common stock into which the shareholder’s Fincastle common stock has been converted will not be issued. First National’s exchange agent will deliver a statement of such book entry and other information as required by law within a reasonable time following the election deadline and the surrender of a Fincastle certificate.
After the effective time of the merger, record holders of certificates that represented outstanding Fincastle common stock immediately prior to the effective time of the merger will have no rights with respect to the certificates other than the right to surrender the certificates and receive in exchange the aggregate number of whole shares of First National common stock (issued in book entry form) and the cash consideration to which the holder is entitled pursuant to the merger agreement.
Book entry shares representing shares of First National common stock will be dated the effective date of the merger and will entitle the holders to dividends, distributions, and all other rights and privileges of a First National shareholder from the effective date. Until the certificates representing Fincastle common stock are surrendered for exchange, holders of such certificates will not receive the cash and/or stock consideration or dividends or distributions on First National common stock into which such shares have been converted. When the certificates are surrendered to the exchange agent, any unpaid dividends or other distributions will be paid without interest. First National has the right to withhold dividends or any other distributions on its shares until the Fincastle stock certificates are surrendered for exchange.
In addition, holders of certificates that represented outstanding Fincastle common stock immediately prior to the effective time of the merger will be entitled to vote after the effective time of the merger and after allocation of the cash and stock consideration at any meeting of First National shareholders the number of whole shares of First National common stock into which such shares have been converted, even if such holder has not surrendered such certificates for exchange as set forth above.
First National shareholders will not be required to exchange certificates representing their shares of First National common stock or otherwise take any action after the merger is completed.
Allocation of the Merger Consideration
The merger agreement limits the aggregate number of shares of Fincastle common stock which First National will exchange for cash to 20% of the total outstanding shares of Fincastle common stock. The merger agreement also limits the aggregate number of shares of Fincastle common stock which First National will exchange for shares of First National common stock to 80% of the total outstanding non-dissenting shares of Fincastle common stock. If Fincastle shareholders elect for more than 20% of Fincastle’s outstanding shares of common stock to be exchanged for cash consideration, First National has the unilateral right to increase the amount of cash paid up to 22% of Fincastle’s outstanding shares of common stock and proportionally decrease the amount of First National common stock issued.

If the stock consideration elected by Fincastle shareholders in the aggregate exceeds 80% of the total outstanding shares of Fincastle common stock, then shareholders choosing cash consideration and shareholders who did not make an election will receive cash consideration, and each shareholder who chose the stock consideration will receive (i) a number of shares of First National common stock equal to the exchange ratio times the product obtained by multiplying the number of shares of Fincastle common stock as to which the shareholder chose the stock election by a fraction, the numerator of which is 80% of the total outstanding shares of Fincastle common stock and the denominator of which is the aggregate number of shares of Fincastle common stock elected by all Fincastle shareholders to be converted into shares of First National common stock, and (ii) cash for the remaining amount of shares of Fincastle common stock held by the shareholder.
Subject to First National’s unilateral right to increase the cash consideration to 22% of the total outstanding shares of Fincastle common stock, if the cash consideration elected by Fincastle shareholders in the aggregate exceeds 20% of the total outstanding shares of Fincastle common stock, then shareholders choosing stock consideration and shareholders who did not make an election will receive the stock consideration, and each shareholder who chose the cash consideration will receive (i) $3.30 times the product obtained by multiplying the number of shares of Fincastle common stock as to which the shareholder chose the cash election by a fraction, the numerator of which is 20% of the total outstanding shares of Fincastle common stock and the denominator of which is the aggregate number of shares of Fincastle common stock elected by all Fincastle shareholders to be converted into cash, and (ii) shares of First National common stock for the remaining amount of shares of Fincastle common stock held by the shareholder.
If the stock consideration elected by the Fincastle shareholders in the aggregate does not exceed 80% of the total outstanding shares of Fincastle common stock and the cash consideration elected by the Fincastle shareholders in the aggregate does not exceed 20% of the total outstanding shares of Fincastle common stock, then shareholders electing the cash consideration will receive all cash in exchange for their shares of Fincastle common stock, shareholders electing the stock consideration will receive all stock in exchange for their shares of Fincastle common stock, shareholders electing the mixed consideration will receive a combination of cash consideration and stock consideration in exchange for their shares of Fincastle common stock, and the shareholders making no election will receive either the cash consideration, stock consideration, or mixed consideration such that the aggregate number of shares of Fincastle common stock to be exchanged for cash is 20% of the total outstanding shares of Fincastle common stock and the aggregate number of shares of Fincastle common stock to be exchanged for stock is 80% of the total outstanding shares of Fincastle common stock.
Treatment of Fincastle Stock Options
At the effective time of the merger, all rights with respect to the Fincastle common stock pursuant to the stock options granted by Fincastle, which are outstanding immediately prior to the effective time of the merger, whether or not exercisable, will convert into an obligation of First National to pay (or at the request of First National, of Fincastle to pay) and a right of the holder to receive a cash payment equal to the product obtained by multiplying (1) the number of shares of Fincastle common stock underlying such holder’s options by (2) the excess, if any, of the fair market value per share (as defined below) minus the exercise price per share under such option (provided, that if the fair market value per share does not exceed the exercise price per share of a particular option, then by $0.01). The fair market value per share for purposes of this calculation is the sum of (x) $3.30 multiplied by 0.20, plus (y) the product of the volume weighted average price (rounded up to the nearest cent) of First National common stock on NASDAQ during the 10 consecutive trading days ending on the fifth trading day immediately prior to the date on which the effective time of the merger occurs, multiplied by the exchange ratio (0.1649), multiplied by 0.80.
Closing and Effective Time of the Merger
If the merger agreement is approved by the requisite vote of the holders of common stock of Fincastle, the share issuance is approved by the requisite vote of the holders of common stock of First National and all other required governmental and other consents and approvals are received, and if the other conditions to the obligations of the parties to consummate the merger are satisfied or waived (as permitted), the merger will be consummated and effected on the date and at the time the articles of merger reflecting the merger are filed with the State Corporation Commission of the Commonwealth of Virginia. Unless otherwise mutually agreed upon in writing by First National’s and Fincastle’s chief executive officers, both parties will use their reasonable efforts to cause the effective time of the merger to occur within 10 business days of the last of the following dates to occur:
•	the effective date (including expiration of any applicable waiting period) of the last required consent of any regulatory authority having authority over and approving or exempting the merger;

•	the date on which Fincastle shareholders approve the merger agreement; and
•	the date on which First National shareholders approve the share issuance.
Assuming satisfaction of all of the conditions to consummation of the merger, the merger is intended to be made effective during the third quarter of 2021. However, there can be no assurance when or if the merger will occur. Either party may terminate the merger agreement prior to the effective time, under several circumstances. See “—Termination; Termination Fee” beginning on page 91.
Representations and Warranties
First National and Fincastle have made certain customary representations and warranties to each other in the merger agreement. For information on these representations and warranties, please refer to the merger agreement attached as Annex A.
Covenants and Agreements
Conduct of Businesses Prior to the Completion of the Merger
Under the merger agreement, the parties have agreed, except as otherwise contemplated by the merger agreement or with the prior written consent of the other parties, to:
•	operate its business only in the usual, regular, and ordinary course;
•	use commercially reasonable efforts to preserve intact its business organizations and assets and maintain its rights and franchises;
•	use commercially reasonable efforts to cause its representations and warranties to be correct at all times; and
•
take no action which would (1) adversely affect the ability of any party to obtain any consents required for the transactions contemplated by the merger agreement without imposition of a condition or restriction which, in the reasonable judgment of the board of directors of First National, would so materially adversely impact the economic or business benefits of the transactions contemplated by the merger agreement such that, had First National known of such condition or requirement, it would not have entered into the merger agreement, or (2) adversely affect in any material respect the ability of either party to perform its covenants and agreements under the merger agreement.

In addition, Fincastle has agreed, except as otherwise contemplated by the merger agreement or with the prior written consent of First National and First Bank, to:
•
provide written notice to First National and First Bank within three days after approval of any loans or other transactions exceeding $250,000 other than residential mortgage loans for which Fincastle has a commitment to buy from a reputable investor; and

•	consult with First National and First Bank prior to entering into or making any loans that exceed regulatory loan-to-value guidelines;
In addition, Fincastle has agreed in the merger agreement not to take certain actions relating to the operation of its business pending consummation of the merger without the prior consent of First National. Such actions include, among others:
•	amending the articles of incorporation, bylaws, or other governing corporate instruments;
•
incurring any additional debt obligation or other obligation for borrowed money in excess of an aggregate of $1,000,000, except in the ordinary course of business consistent with past practices, or allowing the imposition of a lien on any asset;

•
repurchasing, redeeming, or otherwise acquiring or exchanging (other than exchanges in the ordinary course under employee benefit) any shares (or securities convertible into any shares) of capital stock or paying any dividend on common stock;

•
except for the merger agreement, issuing, selling, pledging, encumbering, authorizing the issuance of, entering into any contract to issue, sell, pledge, encumber or authorize the issuance of, or otherwise permit to become outstanding, any capital stock or membership interests of any Fincastle entity, or any right;

•
adjusting, splitting, combining, or reclassifying any capital stock or issuing or authorizing the issuance of any other securities in respect of, or in substitution for, shares of common stock, or selling, leasing, mortgaging, or otherwise disposing of any capital stock, membership interests or assets other than in the ordinary course for reasonable and adequate consideration;

•
except for purchases of U.S. government securities or U.S. government agency securities, which in either case have maturities of two years or less, purchasing any securities or making any material investments, except in the ordinary course of business consistent with past practice, either by purchasing stock or securities, contributing to capital, transferring assets, or purchasing any assets, in any person or otherwise acquiring direct or indirect control over any person other than in connection with foreclosures of loans in the ordinary course of business;

•
except as contemplated by the merger agreement, granting any bonuses or increase in compensation or benefits to employees, officers, or directors (except, with respect to employees who are not directors or officers, in accordance with past practice and, with respect to officers and directors, as previously disclosed), committing or agreeing to pay any severance or termination pay, change in control, or any stay or other bonus to any director, officer, or employee (except as previously disclosed), entering into, terminating or amending any retention, severance change in control or employment agreements, changing any fees or other compensation or other benefits to directors, or, except in order to cancel Fincastle stock options as contemplated by the merger agreement, waiving any stock repurchase rights, accelerating, amending, or changing the exercisability period of any right or restricted stock, repricing options or warrants, or authorizing cash payments in exchange for any rights, or accelerating, vesting, or committing or agreeing to accelerate or vest any amounts, benefits, or rights;

•	entering into or amending (unless required by law or the merger agreement) any employment contract that does not have the unconditional right to terminate without certain liability;
•	subject to certain exceptions, adopting any new employee benefit plan or terminating or withdrawing from or materially changing any existing plan or program;
•
making any change in tax or accounting methods or systems of internal accounting controls, except for any change required by law, regulatory accounting requirements, or generally accepted accounting principles, or at the specific request of First National;

•
commencing any litigation other than in accordance with past practice or settling any litigation for money damages in excess of any amount covered by insurance plus the amount of any deductible or retainage or restrictions on operations;

•
entering into, modifying, amending, or terminating any material contracts other than with respect to those involving either (i) aggregate payments of less than, or the provision of goods or services with a market value of less than, $50,000 per annum or (ii) a duration in excess of two years, subject to certain exceptions;

•
except to satisfy a commitment made before the date of the merger agreement, making, renegotiating, renewing, increasing, extending, modifying, or purchasing any loan or credit to any borrower or making any commitment in respect of the foregoing, except, with respect to any extension of credit to a person in an amount equal to or less than $600,000, in conformity with existing lending policies and policies, or waiving, releasing, compromising, or assigning any material rights or claims or making any adverse changes in the mix, rates, terms, or maturities of its deposits or other liabilities;

•
except for loans or extensions of credit secured by a primary or secondary mortgage on 1-4 family real estate, making, renegotiating, renewing, increasing, extending, modifying, or accommodating any loan, lease (credit equivalent), advance, credit enhance or other extension of credit, or making any commitment in respect of any of the foregoing (i) pursuant to regulatory guidance from regulatory authorities regarding payment accommodation or relief in response to the coronavirus pandemic or pursuant to Section 4013 of the CARES Act; provided, that the pre-modification principal balance outstanding on such loan exceeds $600,000, or (ii) any loan greater than 60 days past due, or (iii) any loan within a loan relationship that includes a loan that is not pass risk rated;
•
making or increasing any loans or other extensions of credit or the commitment to do so to any director or executive officer of Fincastle or any entity controlled by a director or executive officer, except for loans or extensions of credit made on terms generally available to the public and other than renewals of existing loans or commitments;

•
restructuring or materially changing its investment securities portfolio or its interest rate risk position through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

•
making any capital expenditures in excess of $100,000 over the amount set forth in the budget provided to First National prior to the date of the merger agreement and thereafter approved by First National, other than pursuant to binding commitments as of the date of the merger agreement, and other expenditures necessary to maintain existing assets in good repair or to make payment of necessary taxes;

•	establishing or committing to establish any new branch or office facility or filing any application to relocate or terminate the operation of any banking office;
•
taking any action that is intended or expected to result in any of its representations and warranties set forth in the merger agreement being or becoming untrue in any material respect at any time prior to the effective time, or in any of the conditions to the merger not being satisfied or in a violation of the merger agreement;

•	knowingly taking any action that would prevent or impede the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;
•	agreeing to take, making any commitment to take, or adopting any resolutions in support of any actions prohibited by any of these covenants;
•
maintaining Fincastle’s allowance for loan losses in a manner inconsistent with GAAP and applicable regulatory guidelines and accounting principles, practices, and methods consistent with past practices; or

•
taking any action or failing to take any action that at the time of such action or inaction is reasonably likely to prevent, or would be reasonably likely to materially interfere with, the consummation of the merger.

Regulatory Matters
First National is responsible for filing all applications necessary to obtain any required regulatory approvals of the transactions contemplated by the merger agreement as soon as reasonably practicable after the date thereof.
Completion of the merger between First Bank and Fincastle is subject to the prior receipt of all consents or approvals of, or the provision of notices to, federal and state authorities required to complete the merger. The merger is subject the prior approvals of the Federal Reserve Board and the VBFI. First National and or First Bank, as applicable, intends to file the applications with the Federal Reserve Board and with the VBFI on or about April 23, 2021. As of the date of this joint proxy statement/prospectus, neither the Federal Reserve Board nor the VBFI had granted its approval. Federal Reserve Board approval or possible approval of the combination: (i) reflects only the view that the transaction does not contravene applicable competitive standards imposed by law and is consistent with regulatory policies relating to safety and soundness; (ii) is not an opinion that the proposed combination is financially favorable to the shareholders or that the Federal Reserve Board has considered the adequacy of the terms of the transaction; and (iii) is not an endorsement of, or recommendation for, the combination.
Employee Benefit Matters
The merger agreement generally provides that First National will furnish to those employees of Fincastle who become employees of First National or a First National subsidiary after the effective time of the merger benefits on the same basis as it provides coverage to other First National employees, and First National will use commercially reasonable efforts to cause any pre-existing condition, eligibility waiting period, or other limitation or exclusion otherwise applicable under such plans to new employees not to apply to a Fincastle employee or his or her covered dependents who were covered under a similar Fincastle plan at the effective time of the merger. For purposes of eligibility and vesting under First National’s employee benefit plans, service with Fincastle prior to the effective time of the merger will be treated as service with First National or its subsidiaries. First National will use commercially reasonable efforts to cause any successor First National employee benefit plan providing health coverage to give credit towards satisfaction of any annual deductible limitation and out-of-pocket maximum applied under such successor plan for any deductible, co-payment and other cost-sharing amounts previously paid by a Fincastle employee respecting his or her participation in the corresponding Fincastle benefit plan during the plan year prior to the transition effective date.
First National has also agreed to pay severance payments to each Fincastle employee, other than an executive subject to an employment agreement, who is terminated by First National or First Bank other than for cause at the effective time of the merger or during the period following the effective time until 90 days after the surviving bank’s core data processing systems conversion date, subject to the employee’s execution of a general release of claims, an amount equal to two weeks of base salary for each 12 months of prior employment by Fincastle, subject to a minimum of four weeks’ base salary and a maximum of 26 weeks of base salary.
Director and Officer Indemnification and Insurance
First National has agreed to provide directors’ and officers’ insurance coverage for directors and officers of Fincastle, by purchasing or directing Fincastle to purchase, at First National’s election, continuation coverage under Fincastle’s current policy for directors and officers for a period of not less than six years after the effective time of the merger. First National has also agreed to indemnify the present and former directors and executive officers of Fincastle against all liabilities and damages for all acts or omissions arising out of service for Fincastle or, at Fincastle’s request, for another entity, occurring at or prior to the merger to the fullest extent permitted under the VSCA, Section 402 of the Sarbanes-Oxley Act, the federal securities laws and FDIC Regulations Part 359, the rules and regulations of any other regulatory authority, and by Fincastle’s articles of incorporation and bylaws.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons pursuant to the foregoing provisions, First National has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.
Certain Additional Covenants
The merger agreement also contains additional covenants, including, among others, covenants relating to the filing of this joint proxy statement/prospectus, obtaining required consents, the listing of the shares of First National common to be issued in the merger, access to information, compliance with confidentiality obligations, rights to control or direct operations, exemption from takeover laws, public announcements with respect to the transactions contemplated by the merger agreement, restructuring efforts, advice of changes, change of method, exemption from liability under Section 16(b) of the Exchange Act, litigation and claims, assumption of Fincastle debt and conversion of Fincastle data.
First National Shareholder Meeting and Fincastle Shareholder Meeting and the Recommendations of Their Respective Boards of Directors
In accordance with applicable law and First National’s and Fincastle’s respective organizational documents, each of First National and Fincastle will hold a meeting of its shareholders as soon as reasonably practicable for the purpose of obtaining the requisite vote of the First National shareholders on the First National share issuance proposal and the requisite vote of Fincastle shareholders on the Fincastle merger proposal. The board of directors of First National has agreed to use its reasonable best efforts to obtain from the shareholders of First National the requisite vote required to approve the First National share issuance proposal and the board of directors of Fincastle has agreed to use its reasonable efforts to obtain from the shareholders of Fincastle the requisite vote required to approve the merger agreement.
However, subject to the terms of the merger agreement, if the board of directors of Fincastle receives an acquisition proposal and, after receiving the advice of its outside counsel, and, with respect to financial matters, its financial advisors, determines in good faith that failure to accept a superior proposal, as that term is used in the merger agreement, would be inconsistent with its fiduciary duties under applicable law to continue to recommend approval of the merger agreement, then such board of directors may submit the merger agreement to its shareholders without recommendation (although the resolutions adopting and approving the merger agreement as of the date of the merger agreement may not be rescinded or amended), in which event the board of directors of Fincastle may communicate the basis for its lack of a recommendation to its shareholders in this joint proxy statement/prospectus or an appropriate amendment or supplement hereto to the extent required by law; provided that the Fincastle board of directors may take any of the foregoing actions unless (i) it gives First National and First Bank at least five business days’ prior written notice of its intention to take such action and a reasonable description of the acquisition proposal giving rise to its determination to take such action (including the latest material terms and conditions of, and the identity of the third party making, any such acquisition proposal, or any amendment or modification thereof) and (ii) at the end of such notice period, Fincastle’s board of directors takes into account any amendment or modification to the merger agreement proposed by First National and after receiving the advice of its outside counsel, and, with respect to financial matters, its financial advisor, determines in good faith that it would nevertheless violate its fiduciary duties under applicable law to continue to recommend the merger agreement. Any material amendment to any acquisition proposal will require a new notice period.
First National or Fincastle will adjourn or postpone the First National special meeting or the Fincastle special meeting, as the case may be, if, as of the time for which such meeting is originally scheduled there are insufficient shares of First National common stock or Fincastle common stock, as the case may be, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting First National or Fincastle, as applicable, has not received proxies representing a sufficient number of shares necessary for approval of the First National share issuance proposal, or the Fincastle merger proposal, respectively, and subject to the terms and conditions of the merger agreement, First National or Fincastle, as applicable, will continue to use reasonable efforts to solicit proxies from its shareholders in order to obtain the votes necessary for the requisite approval(s) of its shareholders. Notwithstanding anything to the contrary in the merger agreement (and subject to the obligation to adjourn or postpone such meeting set forth in the immediately preceding sentence), unless the merger agreement has been terminated in accordance with its terms, each of the First National special meeting and the Fincastle special meeting will be convened, the First National share issuance proposal will be submitted to the First National shareholders, and the Fincastle merger proposal will be submitted to the Fincastle shareholders, for the purpose of voting on the approval of such proposals and the other matters contemplated by the merger agreement. First National and Fincastle have agreed to cooperate to hold the First National special meeting and the Fincastle special meeting as soon as reasonably practicable and to set the same record date for each such meeting.
Agreement Not to Solicit Other Offers
Fincastle has agreed that neither it, nor its affiliates or representatives, will solicit, or initiate, or knowingly encourage or knowingly facilitate an acquisition proposal (generally, a tender offer or proposal for a merger, asset acquisition, or other business combination), other than the transactions contemplated by the merger agreement. Pursuant to the merger agreement, except to the extent necessary to comply with the fiduciary duties of their board of directors, neither Fincastle, nor any affiliate or representative of such party, will, prior to the shareholder vote on the merger agreement and subject to certain exceptions, furnish any non-public information that it is not legally obligated to furnish, or negotiate with respect to, or enter into any contract with respect to, any acquisition proposal. In the merger agreement, Fincastle also agreed to terminate any existing negotiations with any other parties with respect to any of the foregoing and agreed to use its reasonable efforts to cause its representatives to comply with any of the foregoing.
Conditions to Complete the Merger
The obligations of First National, First Bank and Fincastle to complete the merger are each subject to the satisfaction or waiver (if legally permissible) of the following conditions:
•	the approval of the First National share issuance proposal by the requisite vote of First National shareholders;
•	the approval of the merger agreement by First National, as the sole shareholder of First Bank;
•	the approval of the Fincastle merger proposal by the requisite vote of Fincastle shareholders;
•
the required regulatory approvals described under “—Regulatory Matters” must have been received, generally without any conditions or requirements which would, in the reasonable judgment of the board of directors of First National, materially adversely affect the economic or business benefits of the transactions contemplated by the merger agreement such that, had First National known about such condition or requirement, it would not have entered into the merger agreement;
•
each party must have received all consents (other than those described in the preceding paragraph) required for consummation of the merger and for the prevention of a default under any contract of such party which, if not obtained or made, would reasonably likely have, individually or in the aggregate, a material adverse effect on such party, generally without any conditions or requirements which would, in the reasonable judgment of the board of directors of First National, materially adversely affect the economic or business benefits of the transactions contemplated by the merger agreement such that, had First National known about such condition or requirement, it would not have entered into the merger agreement;

•
the registration statement registering the shares of First National common stock to be received by Fincastle shareholders, of which this joint proxy statement/prospectus is a part, must have been declared effective by the SEC and no proceedings shall be pending or threatened by the SEC to suspend the effectiveness of the registration statement;

•
the absence of any order, including injunction or decree by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the merger or any of the other transactions contemplated by the merger agreement, and the absence of any statute, rule, regulation, order, injunction or decree enacted, entered, promulgated or enforced by any governmental authority which prohibits or makes illegal the closing of the merger;

•
First National must have filed with NASDAQ a notification form for the listing of the shares of First National common stock to be delivered to the shareholders of Fincastle as merger consideration, and NASDAQ shall not have objected to the listing of such shares of First National common stock;

•
the receipt by First National, First Bank and Fincastle of a written opinion of First National’s legal counsel, based on the facts, representations, assumptions and exclusions set forth or described in such opinion, to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code;

•
the accuracy of the representations and warranties of each party contained in the merger agreement as of the date on which the merger agreement was entered into and as of the date on which the merger is completed (except to the extent such representations and warranties speak as of an earlier date), subject to the materiality standards provided in the merger agreement (and the receipt by each party of an officer’s certificate from the other party to such effect);

•
the performance by the other party in all material respects of all obligations required to be performed by it under the merger agreement at or prior to the date on which the merger is completed (and the receipt by each party of an officer’s certificate from the other party to such effect);

•
First National must have received from Fincastle the required executed employment agreements, officer and director agreements, and settlement agreements by the appropriate officers and directors of Fincastle;

•	First National shall pay the merger consideration as provided by the merger agreement; and
•	Neither party shall have experienced a material adverse effect since December 31, 2019.
Neither First National nor Fincastle can provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived or that the merger will be completed. As of the date of this joint proxy statement/prospectus, neither First National nor Fincastle has reason to believe that any of these conditions will not be satisfied.
Termination; Termination Fee
The merger agreement may be terminated, and the merger abandoned, at any time prior to its effective time, by mutual consent of the boards of directors of Fincastle and First National. In addition, the merger agreement may be terminated, and the merger abandoned, prior to the effective time of the merger by either Fincastle or First National if:
•
the other party breaches any representation, warranty or covenant in the merger agreement which cannot be or is not cured within 30 days of notice of such breach; provided, that such breach is reasonably likely to have a material adverse effect on such breaching party or to prevent such breaching party from complying in all material respects with its covenants;

•
any consent of any regulatory authority required for consummation of the merger is denied by final nonappealable action of the regulatory authority or if any action taken by the regulatory authority is not appealed within the time limit for appeal; any law or order permanently prohibiting the merger shall have become final and nonappealable; Fincastle shareholders fail to approve the merger agreement at the Fincastle special shareholders’ meeting; or First National shareholders fail to approve the stock issuance at the First National special shareholders’ meeting; or

•	the merger has not been consummated by October 31, 2021.
Notwithstanding approval of the merger proposal by Fincastle shareholders or the approval of the share issuance proposal by First National shareholders, First National may terminate the merger if:
•
the board of directors of Fincastle withdraws, qualifies, or modifies, or proposes publicly to withdraw, qualify or modify, in a manner adverse to First National, its recommendation that the Fincastle shareholders approve the merger agreement, or approves or recommends, or proposes publicly to approve or recommend an acquisition proposal by any other person;

•
the board of directors of Fincastle fails to reaffirm its recommendation that the Fincastle shareholders approve the merger agreement within 10 business days after First National requests such reaffirmation at any time following the public announcement of an acquisition proposal by any other person; or

•
Fincastle fails to comply in all material aspects with its obligations regarding obtaining shareholder approval for the merger agreement and solicitation of other offers for an acquisition of Fincastle, each as set forth in the merger agreement.

In this event, Fincastle must pay First National a termination fee of $1,400,000, within five business days of the termination date.
Fincastle may also terminate the merger agreement if it receives an acquisition proposal from a third party that is superior to First National’s proposal and concludes after receiving legal and financial advice that the board of directors would be in breach of its fiduciary duties if the board of directors did not accept the superior proposal; provided, however, First National would then have the opportunity to match the superior proposal in order to proceed with the merger. In this event, Fincastle must pay First National a termination fee of $1,400,000 within five business days of the termination date.
In addition, if (i) an acquisition proposal with respect to Fincastle is communicated to the shareholders, senior management, or board of directors of Fincastle or any person publicly announces an intention to make an acquisition proposal with respect to Fincastle, in either case after the date of the merger agreement, (ii) the merger agreement is then terminated due to a failure to obtain the Fincastle shareholder vote, a material breach of the merger agreement by Fincastle, or failure to close the merger by October 31, 2021, and (iii) within one year after the termination of the merger agreement, Fincastle consummates an acquisition transaction or enters into an acquisition agreement, then it must pay the $1,400,000 termination fee to First National on the date such acquisition transaction is consummated.
Expenses and Fees
The merger agreement provides that each party will be responsible for its own direct costs and expenses incurred in connection with the negotiation and consummation of the transactions contemplated by the merger agreement, including filing, registration and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel.
Amendment, Waiver and Extension of the Merger Agreement
To the extent permitted by law, Fincastle and First National, with the approval of their respective boards of directors, may amend the merger agreement by written agreement at any time without the approval of Fincastle shareholders or First National shareholders. However, after the approval of the merger by Fincastle shareholders, no amendment may decrease or modify the consideration to be received without the further approval of Fincastle shareholders.
Prior to or at the effective time of the merger, either Fincastle or First National may waive any default in the performance of any term of the merger agreement by the other party, may waive or extend the time for the fulfillment by the other party of any of its obligations under the merger agreement, and may waive any of the conditions precedent to the obligations of such party under the merger agreement, except any condition that, if not satisfied, would result in the violation of an applicable law.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER
Subject to the limitations, assumptions and qualifications described herein, in the opinion of Nelson Mullins Riley & Scarborough, LLP, the following discussion summarizes the anticipated material U.S. federal income tax consequences of the merger generally applicable to U.S. holders (as defined below) of Fincastle common stock that exchange their shares in the merger. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, judicial authorities, published positions of the Internal Revenue Service (“IRS”) and other applicable authorities, all as in effect on the date of this discussion and all of which are subject to change (possibly with retroactive effect) and differing interpretations. The opinion of tax counsel for First National is filed as Exhibit 8.1 to the registration statement on Form S-4 of which this document is a part.
This summary is limited to U.S. holders (as defined below) that hold their shares of Fincastle common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). Furthermore, this discussion does not address all of the tax consequences that may be relevant to a particular Fincastle shareholder or to Fincastle shareholders that are subject to special rules under U.S. federal income tax laws, such as: shareholders that are not U.S. holders; financial institutions; insurance companies; mutual funds; tax-exempt organizations; S corporations or other pass-through entities (or investors in such entities); regulated investment companies; real estate investment trusts; dealers in securities or currencies; persons subject to the alternative minimum tax provisions of the Code; former citizens or residents of the United States; persons whose functional currency is not the U.S. dollar; traders in securities that elect to use a mark-to-market method of accounting; persons who own more than 5% of the outstanding common stock of Fincastle; persons who hold Fincastle common stock as part of a straddle, hedge, constructive sale or conversion transaction; and U.S. holders who acquired their shares of Fincastle common stock through the exercise of an employee stock option or otherwise as compensation.
In addition, this discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger, nor does it address any other U.S. federal tax consequences (such as gift or estate taxes). Determining the actual tax consequences of the merger to each Fincastle shareholder may be complex. They will depend on each Fincastle shareholder’s specific situation and on factors that are not within the control of First National or Fincastle. Accordingly, each Fincastle shareholder should consult his or her tax advisor with respect to the particular tax consequences of the merger to such holder.
For purposes of this section, the term “U.S. holder” means a beneficial owner of Fincastle common stock that for United States federal income tax purposes is: a citizen or resident of the United States; a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; an estate that is subject to U.S. federal income tax on its income regardless of its source; or a trust, the substantial decisions of which are controlled by one or more U.S. persons and which is subject to the primary supervision of a U.S. court, or a trust that validly has elected under applicable Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.
If a partnership (including any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) holds Fincastle common stock, the tax treatment of a partner generally will depend on the status of the partners and the activities of the partnership. Partnerships and partners in such a partnership should consult their tax advisers about the tax consequences of the merger to them.
Tax Consequences of the Merger
The merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code. Consummation of the merger is conditioned upon First National, First Bank and Fincastle each receiving a written tax opinion, dated the closing date of the merger, from First National’s outside legal counsel to the effect that, based upon facts, representations and assumptions set forth in such opinions, (i) the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and (ii) First National, First Bank and Fincastle will each be a party to that reorganization within the meaning of Section 368(b) of the Code. An opinion of counsel represents the counsel’s best legal judgment and is not binding on the IRS or any court. First National, First Bank and Fincastle have not sought and will not seek any ruling from the IRS regarding any matters related to the merger, and as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth in the opinion. In addition, if any of the representations or assumptions upon which these opinions are based are inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected. Accordingly, each Fincastle shareholder should consult its tax advisor with respect to the particular tax consequences of the merger to such holder.

Tax Consequences to First National, First Bank and Fincastle
Each of First National, First Bank and Fincastle will be a party to the merger within the meaning of Section 368(b) of the Code, and neither First National, First Bank nor Fincastle will recognize any gain or loss as a result of the merger.
Tax Consequences to Shareholders
The federal income tax consequences of the merger to a U.S. holder who exchanges Fincastle stock in the merger generally will depend on whether the shareholder exchanges its Fincastle common stock for cash, First National common stock or a combination of cash and First National common stock.
Exchange Solely for Cash. Subject to the discussion below regarding possible dividend treatment, a U.S. holder who exchanges all of its shares of Fincastle common stock solely for cash will generally recognize gain or loss equal to the difference between the amount of cash received and the adjusted tax basis in the shares of Fincastle common stock surrendered. Such gain or loss must be calculated separately for each identifiable block of shares surrendered in the exchange. Any recognized gain or loss will generally be treated as a capital gain or loss either long-term or short-term depending on such U.S. holder’s holding period for the Fincastle common stock. The deductibility of capital losses in excess of capital gains is subject to limitations. For individuals, capital losses generally are deductible to the extent of capital gains, and any excess capital losses are deductible up to $3,000 per year ($1,500 for a married individual filing a separate return). Any individual’s capital losses in excess of these deductible limits can generally be carried forward indefinitely for possible deduction in later taxable years.
Exchange Solely for First National Common Stock. If pursuant to the merger a U.S. holder exchanges all of its shares of Fincastle common stock solely for shares of First National common stock, that shareholder will not recognize any gain or loss except in respect of cash received in lieu of any fractional share of First National common stock (as discussed below).
Exchange for First National Common Stock and Cash. If pursuant to the merger a U.S. holder exchanges all of its shares of Fincastle common stock for a combination of First National common stock and cash, the U.S. holder generally will recognize gain (but not loss) in an amount equal to the lesser of: (1) the amount of cash received in exchange for the Fincastle common stock in the merger (excluding any cash received in lieu of fractional shares of First National common stock) and (2) the excess, if any, of (a) the sum of the amount of cash treated as received in exchange for Fincastle common stock in the merger (excluding any cash received in lieu of fractional shares of First National common stock) plus the fair market value of First National common stock (including the fair market value of any fractional share) received in the merger (determined when the merger occurs), over (b) the U.S. holder’s tax basis in the Fincastle common stock exchanged. For this purpose, gain or loss must be calculated separately for each identifiable block of shares surrendered in the exchange. Any recognized gain generally will be long-term capital gain if the U.S. holder has held its Fincastle common stock for more than one year as of the merger date. The deductibility of capital losses in excess of capital gains is subject to limitations. For individuals, capital losses generally are deductible to the extent of capital gains, and any excess capital losses are deductible up to $3,000 per year ($1,500 for a married individual filing a separate return). Any individual’s capital losses in excess of these deductible limits can generally be carried forward indefinitely for possible deduction in later taxable years. If, however, the cash received has the effect of the distribution of a dividend, the gain would be treated as a dividend to the extent of the Fincastle shareholder’s ratable share of First National’s accumulated earnings and profits as calculated for United States federal income tax purposes. See “Possible Treatment of Cash as a Dividend.”
Possible Treatment of Cash as a Dividend. There are certain circumstances in which all or part of the gain recognized by a U.S. holder will be treated as a dividend rather than as capital gain. In general, such determination depends on whether, and to what extent, the merger reduces a U.S. holder’s percentage share ownership interest in First National that the U.S. holder actually and constructively owns in comparison to the percentage interest the U.S. holder actually and constructively would have owned in First National had such U.S. holder received only First National common stock (and no cash) in the merger. Because the possibility of dividend treatment depends primarily upon a U.S. holder’s particular circumstances, including the application of certain constructive ownership rules, a U.S. holder should consult its own tax advisor regarding the potential income tax treatment by the U.S. holder of any gain recognized in connection with the merger.
Cash Received in Lieu of a Fractional Share. If a U.S. holder receives cash in the merger instead of a fractional share interest in First National common stock, the U.S. holder will be treated as having received such fractional share in the merger, and then as having received cash in exchange for such fractional share. Gain or loss would be recognized in an amount equal to the difference between the amount of cash received and the Fincastle shareholder’s adjusted tax basis allocable to such fractional share. Except as described in the section entitled “Possible Treatment of Cash as a Dividend”, this gain or loss generally will be a capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the U.S. holder held its shares of Fincastle common stock for more than one year.
Tax Basis in, and Holding Period for, First National Common Stock. The aggregate tax basis of the First National common stock received by a U.S. holder as a result of the merger (including any fractional share deemed received and redeemed as described above) will be the same as such shareholder’s aggregate tax basis in its Fincastle common stock surrendered in the merger, decreased by the amount of cash received in exchange for such Fincastle common stock (excluding any cash received in lieu of a fractional share of First National common stock) and increased by the amount of gain, if any, recognized in the exchange (excluding any gain recognized with respect to a fractional share of First National common stock deemed sold in the merger). The holding period of the First National common stock (including any fractional share deemed received and redeemed as described above) a U.S. holder receives as a result of the exchange will include the holding period of Fincastle common stock surrendered in the merger. If a U.S. holder has differing bases or holding periods in respect of its shares of Fincastle common stock, it should consult its tax advisor with regard to identifying the bases or holding periods of the particular shares of First National common stock received in the exchange.
Medicare Tax on Net Investment Income. An unearned income Medicare contribution tax of 3.8% could apply to some to all of the gain and any of the proceeds taxable as a dividend that a noncorporate U.S. holder recognizes in the merger, depending on the U.S. holder’s level of modified adjusted gross income (or adjusted gross income in the case of a trust or estate) and the other provisions of Section 1411 of the Code. The unearned income Medicare contribution tax applies to “net investment income” of a U.S. holder, which may include capital gains or dividends recognized by U.S. holders of Fincastle common stock as a result of the merger. U.S. holders of Fincastle common stock should consult their individual tax advisors regarding the potential applicability of the unearned income Medicare contribution tax.
Backup Withholding and Information Reporting. A non-corporate U.S. holder may be subject under certain circumstances to information reporting and backup withholding (currently at a rate of 24%) on any cash payments received. A U.S. holder generally will not be subject to backup withholding, however, if such U.S. holder (1) furnishes a correct taxpayer identification number, certifies that it is not subject to backup withholding and otherwise complies with all the applicable requirements of the backup withholding rules; or (2) provides proof that it is otherwise exempt from backup withholding. Any amounts withheld under the backup withholding rules are not an additional tax and generally will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, provided such U.S. holder timely furnishes the required information to the IRS. U.S. holders should consult their own tax advisors regarding the application of backup withholding based on their particular circumstances and the availability and procedure for obtaining an exemption from backup withholding.
A U.S. holder who receives First National common stock as a result of the merger will be required to retain records pertaining to the merger. Each U.S. holder of Fincastle common stock who is required to file a U.S. federal income tax return and who is a “significant holder” will be required to file a statement with such U.S. federal income tax return in accordance with Treasury Regulations Section 1.368-3 setting forth information regarding the parties to the merger, the date of the merger, such Fincastle shareholder’s basis in the Fincastle common stock surrendered and the fair market value of the First National common stock and cash received in the merger. A “significant holder” is a holder of Fincastle common stock who receives First National common stock in the merger and who, immediately before the merger, owned at least 1% of the outstanding stock of Fincastle or securities of Fincastle with a basis for federal income tax purposes of at least $1 million.
THE PRECEDING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL INCOME TAX EFFECTS RELEVANT THERETO OR A DISCUSSION OF ANY OTHER TYPE OF TAXES. FINCASTLE SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY AND EFFECT OF NON-U.S., FEDERAL, STATE, LOCAL, AND OTHER APPLICABLE TAX LAWS, AND THE EFFECT OF ANY PROPOSED CHANGES IN THE TAX LAWS.

COMPARISON OF RIGHTS OF FINCASTLE SHAREHOLDERS
AND FIRST NATIONAL SHAREHOLDERS
General
Fincastle is incorporated under the laws of the Commonwealth of Virginia and the rights of Fincastle shareholders are governed by the laws of the Commonwealth of Virginia, including the VSCA and Title 6.2 of the Code of Virginia, Fincastle’s amended and restated articles of incorporation, which we refer to as the Fincastle articles, and Fincastle’s bylaws, which we refer to as the Fincastle bylaws. As a result of the merger, Fincastle shareholders who receive shares of First National common stock will become First National shareholders. First National is incorporated under the laws of the Commonwealth of Virginia and the rights of First National shareholders are governed by the laws of the Commonwealth of Virginia, including the VSCA, the First National amended and restated articles of incorporation, which we refer to as the First National articles and the First National bylaws, as amended, which we refer to as the First National bylaws. Thus, following the merger, the rights of Fincastle shareholders who become First National shareholders in the merger will continue to be governed by the Commonwealth of Virginia, but will no longer be governed by the Fincastle articles and the Fincastle bylaws and instead will be governed by the First National articles and the First National bylaws.
Comparison of Rights of Fincastle Shareholders and First National Shareholders
Set forth below is a summary comparison of material differences between the rights of Fincastle shareholders under the Fincastle articles and the Fincastle bylaws (left column) and the rights of First National shareholders under the First National articles and the First National bylaws (right column), both under the laws of the Commonwealth of Virginia. The summary set forth below is not intended to be complete or to provide a comprehensive discussion of each company’s governing documents. This summary is qualified in its entirety by reference to the full text of the First National articles, the First National bylaws, the Fincastle articles, the Fincastle bylaws and the other documents or agreements referenced below, as well as the relevant provisions of the VSCA or Title 6.2 of the Code of Virginia. Copies of First National’s governing documents are filed as exhibits to the reports of First National as incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” in the forepart of this joint proxy statement/prospectus and “Incorporation of Certain Documents by Reference” beginning on page 138.
	FINCASTLE	FIRST NATIONAL
Authorized Capital Stock
The Fincastle articles authorizes Fincastle to issue up to 25,000,000 shares of common stock, par value $0.04 per share and 5,000,000 shares of preferred stock, par value of $0.04 per share.

As of the Fincastle record date, there were 10,199,999 shares of common stock issued and outstanding and no shares of preferred stock outstanding.

The First National articles authorize First National to issue up to 8,000,000 shares of common stock, par value $1.25 per share, and 1,000,000 shares of preferred stock, par value $1.25 per share.

As of the First National record date, there were 4,868,462 shares of First National common stock issued and outstanding, and no shares of First National preferred stock issued and outstanding.

Issuance of Additional Shares
Fincastle’s board of directors may authorize the issuance of additional shares of common stock up to the amounts authorized in the Fincastle articles, without shareholder approval, subject only to the restrictions of the VSCA and the Fincastle articles.

Fincastle’s board of directors may authorize the issuance of preferred

First National’s board of directors may authorize the issuance of additional shares of common stock up to the amounts authorized in the First National articles, without shareholder approval, subject only to the restrictions of the VSCA, NASDAQ, and the First National articles.

First National’s board of directors may

	FINCASTLE	FIRST NATIONAL
stock up to the amounts specified in the Fincastle articles, without shareholder approval, subject only to the restrictions of the VSCA and the Fincastle articles.
authorize the issuance of shares of preferred stock up to the amounts specified in the First National articles, without shareholder approval, subject only to the restrictions of the VSCA and the First National articles.

Voting Rights
Holders of Fincastle common stock are entitled to one vote per share in the election of directors and on all other matters submitted to a vote at a meeting of shareholders. Holders of Fincastle common stock do not have cumulative voting rights in the election of directors.

The unissued shares of preferred stock of Fincastle could be issued with such voting rights as the Fincastle board of directors determines at the time of issuance.

Holders of First National common stock are entitled to one vote per share in the election of directors and on all other matters submitted to a vote at a meeting of shareholders. Holders of First National common stock do not have cumulative voting rights in the election of directors.

The unissued shares of preferred stock of First National could be issued with such voting rights as the First National board of directors determines at the time of issuance.

Dividends
Under the VSCA, a bank may make a distribution, unless after giving effect to the distribution:

• the bank would not be able to pay its debts as they come due in the usual course of business; or

• the bank’s assets would be less than the sum of its total liabilities plus the amount that would be needed, fi the bank were to be dissolved at the time of the distribution, to satisfy the preferential rights on dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

The Fincastle articles do not contain any restrictions on the payment of dividends or the making of distributions to holders of its common stock, provided, that if Fincastle issues any preferred stock, such preferred stock may have a priority over the holders of Fincastle common stock with respect to dividends.

Under the VSCA, a corporation may make a distribution, unless after giving effect to the distribution:

• the corporation would not be able to pay its debts as they come due in the usual course of business; or

• the corporation’s assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights on dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

The First National articles do not contain any restrictions on the payment of dividends or the making of distributions to holders of its common stock, provided, that if First National issues any preferred stock, such preferred stock may have a priority over the holders of First National common stock with respect to dividends.

	FINCASTLE	FIRST NATIONAL
Number and Classification of Directors
The Fincastle articles and bylaws provide that the number of directors on Fincastle’s board shall not be less than three nor more than 15. The number of Fincastle directors may be increased or decreased within that range from time to time by amendment to the Fincastle bylaws but in no event shall be less than three. The Fincastle bylaws further provide that the Fincastle board is divided into three classes, as nearly as equal in number as reasonably possible.

The First National bylaws provide that First National’s board shall consist of eight directors. The number of First National directors may be increased or decreased at any time by an amendment to the First National bylaws but may not consist of less than three directors.

Election of Directors
Directors comprising one class of Fincastle’s board are elected annually to hold office for three-year terms (or until their respective successors are elected and qualified, or until their respective resignation, death, or removal).
First National’s directors are elected annually, to hold office for one-year terms (or until their respective successors are elected and qualified, or until their respective resignation or removal).

Removal of Directors
The Fincastle articles and bylaws provide that each director may only be removed for cause. Under the VSCA, directors may be removed by shareholders by a vote of a majority of the shares then outstanding and entitled to vote.
The First National articles provide that each First National director may be removed by a vote of the holders of 80% of the shares outstanding and entitled to vote.

Vacancies on the Board of Directors
The Fincastle articles provide that in the case of any vacancy on the board, including a vacancy resulting from an increase in the number of directors, the directors then in office, whether or not a quorum, by majority vote may choose a successor who will hold office until the next annual meeting of shareholders.

The First National bylaws provide that in case of any vacancy on the board, including a vacancy resulting from an increase by not more than two in the number of directors, such vacancy may be filled by the affirmative vote of a majority of the remaining directors, unless filled by proper action of the shareholders.

Action by Written Consent
The VSCA allows for any action required or permitted to be taken at a shareholders’ meeting to be taken without a meeting by a unanimous written consent of all shareholders entitle to vote on the action.

The VSCA allows for any action required or permitted to be taken at a shareholders’ meeting to be taken without a meeting by a unanimous written consent of all shareholders entitled to vote on the action.

Nomination of Director Candidates by Shareholders
The Fincastle bylaws provide that a shareholder of record entitled to vote in an election of directors may nominate a person for election to the Fincastle board by delivering timely notice in writing to Fincastle’s Chief Executive Officer/President.

The First National bylaws provide that a shareholder of record entitled to vote in an election of directors may nominate a person for election to the First National board by delivering timely notice in writing to the Secretary of First National.

FINCASTLE	FIRST NATIONAL

To be timely a shareholder’s notice shall be delivered to or mailed and received at the principal executive offices of Fincastle within 10 days after the notice of the meeting.

Such shareholder’s notice shall set forth as to each person whom the shareholder proposes to nominate for election as a director: (a) the qualifications and experience of the prospective nominee, including current principal occupation and employment, principal positions held during the last five years and a list of all companies for which the prospective nominee serves as a director, the basis for nomination, a description of all arrangements or undertakings between the recommending party and each prospective nominee and any person concerning the recommendation, and a signed, written confirmation of the proposed nominee’s willingness to serve; (b) the name and address of such shareholder as they appear on Fincastle’s books, the classes and number of shares of Fincastle stock owned of record or beneficially by such shareholder, and any material interest of such shareholder in the nomination other than his or her interest as a Fincastle shareholder.

To be timely, a shareholder’s notice shall be delivered to or mailed and received at the principal executive offices of First National not less than 60 days nor more than 90 days prior to the date of the scheduled annual meeting, regardless of postponements, deferrals, or adjournments of that meeting to a later date; provided, however, in the event that less than 70 days’ notice or prior public disclosure of the date of the meeting is given or made, notice by the shareholder to be timely must be so received not later than the close of business on the 10th day following the earlier of the day on which such notice of the date of the scheduled annual meeting was mailed or the day on which such public disclosure was made.

Such shareholder’s notice shall set forth as to each person whom the shareholder proposes to nominate for election as a director, (a) the name, age, business and residence address of such nominee, such nominee’s occupation and employment, the class and number of shares of First National beneficially owned by such nominee, and any other information required to be disclosed in the solicitation of proxies for the election of directors pursuant to Regulation 14A of the Exchange Act, and (b) the name and address of such shareholder and of any other person or entity who is the record or beneficial owner of shares of First National and who, to the knowledge of the shareholder giving notice, supports such nominee(s) and the class and number of shares of First National which are beneficially owned and owned of record by such shareholder and by any other person or entity who is the record or beneficial owner of shares of First National and who, to the knowledge of the shareholder giving the notice, supports such nominee(s).

	FINCASTLE	FIRST NATIONAL
Notice of Shareholder Meeting
Under the Fincastle bylaws, Fincastle must deliver notice to shareholders of any shareholder meeting no less than 25 and no more than 60 days prior to the meeting date, either personally or by mail; provided that if at least two-thirds of the members of the board determine that a shorter notice period is appropriate, they may by resolution establish that notice of a special meeting be delivered not less than 10 days before the meeting. The Fincastle bylaws provide that at least two-thirds of the members of the board shall fix a record date, such date to be not more than 70 days preceding the date on which the particular action requiring such determination of the shareholders is to be taken.

Under the VSCA, First National must provide notice to shareholders of any shareholder meeting no fewer than 10 and no more than 60 days prior to the meeting date, except in the event that if the meeting is to act on an amendment to the First National Articles, a plan of merger, share exchange, domestication, conversion, or dissolution of First National, then such notice shall be given no fewer than 25 days and no more than 60 days prior to the meeting date. The First National articles provide that the board of directors may fix in advance a date as the record date, such date to be not more than 70 days preceding the date on which the particular action requiring such determination of the stockholders is to be taken.

Amendment of Charter/Articles and Bylaws
The Fincastle articles provide that such articles may be amended by the affirmative vote of the holders of majority of the outstanding shares of Fincastle common stock entitled to vote, provided that the amendment has been approved and recommended by at least two-thirds of the directors in office at the time of that approval and recommendation, otherwise the amendment must be approved by the affirmative vote of holders of at least two-thirds of the outstanding shares of Fincastle common stock entitle to vote.

The Fincastle bylaws may be amended only by a vote of at least two-thirds of the members of the board of by the shareholders at a duly called meeting.

Generally, under the VSCA, the First National articles may be amended by the affirmative vote of the holders of more than two-thirds of the outstanding shares of First National common stock entitled to vote, except when such amendment does not require the approval of shareholders under the VSCA. Under the First National articles, Sections 7 through 11 (director removal, extraordinary corporation actions, other constituency provision, director and officer indemnification, and the amendment provision) may only be amended by the vote of at least 80% of the outstanding shares of First National common stock.

Generally, the First National bylaws may be amended, altered or repealed by the First National board of directors or by the First National shareholders at a meeting.

Special Meeting of Shareholders
Under the Fincastle bylaws, a special meeting of shareholders may be called by at least two-thirds of the members of Fincastle’s board of directors.

Under the Fincastle bylaws, the conduct of business at special meetings of Fincastle is confined to matters

Under the First National bylaws, a special meeting of the shareholders may be called by First National’s Chairman of the board, President, or a majority of Directors.

Under the VSCA, the conduct of business at special meetings of First

	FINCASTLE	FIRST NATIONAL
	determined by the members of the Fincastle board calling the meeting and stated in the notice of such special meeting.	National is limited to matters set forth in the notice of such special meeting.

Shareholder Proposals
Under the Fincastle bylaws, no business shall be transacted at any meeting of shareholders unless such business is: (i) specified in the notice of meeting given by or at the direction of the board of directors; (ii) otherwise brought before the meeting by or at the direction of at least two-thirds of the members of the board of directors; or (iii) otherwise brought before the meeting by a shareholder of record of Fincastle entitle d to vote at the meeting in accordance with the notice provisions set forth in the bylaws.

For a matter to be properly brought before a meeting by a Fincastle shareholder, the shareholder must have given timely notice in writing to Fincastle’s Chief Executive Officer/President.

To be timely, a shareholder’s notice shall be delivered to, or mailed and received at, Fincastle’s principal executive offices within 10 days after the date of the notice of the meeting.

The notice by the Fincastle shareholder must set forth: (i) a brief description of the business desired to be brought before the meeting and the reasons for bringing such business before the meeting; (ii) the name and address, as they appear on Fincastle’s books, of such shareholder; (iii) the classes and number of shares of Fincastle stock owned of record or beneficially by such shareholder; and (iv) any material interest of such shareholder in such business other than his or her interest as a Fincastle shareholder.

No matter may be presented for shareholder action at a First National annual meeting of shareholders unless such matter is: (i) specified in the notice of the meeting (or any supplement to the notice) given by or at the direction of the board of directors; (ii) otherwise presented at the meeting by or at the direction of the board of directors; or (iii) properly presented for action at the meeting by a shareholder in accordance with the notice provisions set forth in the bylaws and any other applicable requirements.

For a matter to be properly presented by a First National shareholder, the shareholder must have given timely notice of the matter in writing to First National’s secretary.

To be timely, a shareholder’s notice shall be delivered to or mailed and received at the principal executive offices of First National not less than 60 days nor more than 90 days prior to the date of the scheduled annual meeting, regardless of postponements, deferrals, or adjournments of that meeting to a later date; provided, however, in the event that less than 70 days’ notice or prior public disclosure of the date of the meeting is given or made, notice by the shareholder to be timely must be so received not later than the close of business on the 10th day following the earlier of the day on which such notice of the date of the scheduled annual meeting was mailed or the day on which such public disclosure was made.

The notice by the First National shareholder must set forth: (i) a brief description of the matter the shareholder desires to bring before the meeting and reason for conducting such business; (ii) the name and record

	FINCASTLE	FIRST NATIONAL

address of the shareholder proposing the matter for shareholder action and of any other person or entity entitled to vote, who to the knowledge of the shareholder proposing the matter supports such proposal; (iii) the class and number of shares of capital stock of First National that are beneficially owned by the shareholder or beneficially owned by a person or entity that such shareholder proposing the matter believes to support the proposal; and (iv) any material interest of the shareholder in the matter proposed for shareholder action.

Notwithstanding the above, if the shareholder desires to require First National to include the shareholder’s proposal in First National’s proxy materials, matters and proposals submitted for inclusion in First National’s proxy materials shall be governed by the solicitation rules and regulations of the Exchange Act, including without limitation Regulation 14A.

Quorum and Adjournment
The Fincastle bylaws provide that the shareholders present at a meeting in person or by proxy and representing at least a majority of the outstanding shares entitled to vote at the meeting will constitute a quorum. Less than a quorum of shareholders may adjourn the meeting with no further notice being required.

The First National bylaws provide that the shareholders present at a meeting in person or by proxy and representing at least a majority of the outstanding shares entitled to vote at the meeting will constitute a quorum. Less than a quorum of shareholders may adjourn the meeting to a fixed time and place with no further notice being required.

Indemnification of Directors and Officers
The Fincastle articles indicate that Fincastle will indemnify, to the full extent permitted by the VSCA, persons who serve or have served as directors or officers of Fincastle, and persons who serve or have served at the direction of Fincastle as directors or officers of another corporation, partnership, joint venture, trust, employee benefit plan, or enterprise.

The Fincastle articles also provide that, to the full extent, if any, that the VSCA, as it exists on the date of the Fincastle articles or may be amended

The First National articles indicate that First National will indemnify, to the fullest extent permitted by the VSCA, persons who serve or have served as directors or officers of First National, and persons who serve or have served at the request of First National as directors or officers of another foreign or domestic corporation.

First National’s directors may rely, as to all questions of law, on the advice of independent counsel to determine the type of indemnification required.

	FINCASTLE	FIRST NATIONAL
later, permits the limitation or elimination of the liability of officers and directors, a Fincastle officer or director will not be liable to Fincastle or its shareholders.
The First National articles limit the damages assessed against any director or officer so indemnified from a single transaction, occurrence or course of conduct not to exceed one dollar in any proceeding brought by a shareholder on behalf of First National or First National’s shareholders, provided however that this limitation shall not apply to liability for willful misconduct or a knowing violation of criminal law or any state or federal securities law, including claims of unlawful insider trading or manipulation of the market for any security.

Certain Business Combination Restrictions and Other Shareholder Limitations
The Fincastle articles require the affirmative vote of two-thirds of Fincastle’s outstanding shares entitled to be cast on the transactions set forth below if such transactions are not approved and recommended by at least two-thirds of the Fincastle directors then in office:

• a plan of merger or share exchange;

• a plan of domestication;

• a plan of conversion;

• a transaction involving the sale of all or substantially all of Fincastle’s assets other than in the regular course of business; or

• a plan of dissolution.

The VSCA contains provisions governing “affiliated transactions.” These include various transactions such as mergers, share exchanges, sales, leases, or other material dispositions of assets not in the ordinary course of business, issuances of securities, dissolutions, and similar transactions with an “interested shareholder.” An interested shareholder is generally the beneficial owner of more than 10% of any class of a corporation’s outstanding voting

The First National articles require the affirmative vote of 80% of First National’s outstanding shares, if in any case such other corporation, person, or entity is the beneficial owner, either directly or indirectly, of more than 5% of First National’s shares of capital stock then issued, outstanding and entitled to vote, to approve:

• any merger or consolidation of First National with or into any other corporation;

• any share exchange in which a corporation, person, or entity acquires the issued or outstanding shares of capital stock of First National pursuant to a vote of shareholders;

• any issuance of shares of First National that would result in the acquisition of control of First National by any person, firm, or corporation or group of one or more thereof that previously did not control First National;

• any sale, lease, exchange, mortgage, pledge or other transfer, either in a single transaction or series of transactions, of all, or substantially all, of the assets of First National to any other corporation, person or entity;

FINCASTLE	FIRST NATIONAL

shares. During the three years following the date a shareholder becomes an interested shareholder, any affiliated transaction with the interested shareholder must be approved by both a majority of the “disinterested directors” (those directors who were directors before the interested shareholder became an interested shareholder or who were recommended for election by a majority, but not less than two, of disinterested directors) and by the affirmative vote of the holders of two-thirds of the corporation’s voting shares other than shares beneficially owned by the interested shareholder. These requirements do not apply to affiliated transactions if, among other things, a majority of the disinterested directors approve the interested shareholder’s acquisition of voting shares making such a person an interested shareholder before such acquisition. Beginning three years after the shareholder becomes an interested shareholder, the corporation may engage in an affiliated transaction with the interested shareholder if (i) the transaction is approved by the holders of two-thirds of the corporation’s voting shares, other than shares beneficially owned by the interested shareholder; (ii) the affiliated transaction has been approved by a majority of the disinterested directors; or (iii) subject to certain additional requirements, in the affiliated transaction the holders of each class or series of voting shares will receive consideration meeting specified fair price and other requirements designed to ensure that all shareholders receive fair and equivalent consideration, regardless of when they tendered their shares.

• the adoption of a plan for the liquidation or dissolution of First National proposed by any other corporation, person or entity; or

• any proposal in the nature of a reclassification or reorganization that would increase the proportionate voting rights of any other corporation, person or entity.

The VSCA contains provisions governing “affiliated transactions.” These include various transactions such as mergers, share exchanges, sales, leases, or other material dispositions of assets not in the ordinary course of business, issuances of securities, dissolutions, and similar transactions with an “interested shareholder.” An interested shareholder is generally the beneficial owner of more than 10% of any class of a corporation’s outstanding voting shares. During the three years following the date a shareholder becomes an interested shareholder, any affiliated transaction with the interested shareholder must be approved by both a majority of the “disinterested directors” (those directors who were directors before the interested shareholder became an interested shareholder or who were recommended for election by a majority, but not less than two, of disinterested directors) and by the affirmative vote of the holders of two-thirds of the corporation’s voting shares other than shares beneficially owned by the interested shareholder. These requirements do not apply to affiliated transactions if, among other things, a majority of the disinterested directors approve the interested shareholder’s acquisition of voting shares making such a person an interested shareholder before such acquisition. Beginning three years after the shareholder becomes an interested shareholder, the corporation may engage in an affiliated transaction with the interested shareholder if (i) the transaction is

	FINCASTLE	FIRST NATIONAL

approved by the holders of two-thirds of the corporation’s voting shares, other than shares beneficially owned by the interested shareholder; (ii) the affiliated transaction has been approved by a majority of the disinterested directors; or (iii) subject to certain additional requirements, in the affiliated transaction the holders of each class or series of voting shares will receive consideration meeting specified fair price and other requirements designed to ensure that all shareholders receive fair and equivalent consideration, regardless of when they tendered their shares.

Exclusive Forum	Neither the Fincastle bylaws nor Fincastle articles provide for an exclusive forum provision.	Neither the First National bylaws nor First National articles provide for an exclusive forum provision.

Appraisal Rights
The VSCA generally provides that a shareholder is entitled to dissent from, and obtain payment of the fair value of his or her shares in the event of, any of the following corporate actions:

• consummation of a plan of merger to which the corporation is a party if shareholder approval is required for the merger by the VSCA or the corporation is a subsidiary that is merged with its parent;

• consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

• consummation of a disposition of all, or substantially all, of the assets of the corporation other than in the usual and regular course of business, if the disposition is an interested transaction;

• an amendment of the articles of incorporation if that amendment materially alters or abolishes certain rights of the shareholder;

The VSCA generally provides that a shareholder is entitled to dissent from, and obtain payment of the fair value of his or her shares in the event of, any of the following corporate actions:

• consummation of a plan of merger to which the corporation is a party if shareholder approval is required for the merger by the VSCA or the corporation is a subsidiary that is merged with its parent;

• consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

• consummation of a disposition of all, or substantially all, of the assets of the corporation other than in the usual and regular course of business, if the disposition is an interested transaction;

• an amendment of the articles of incorporation if that amendment materially alters or abolishes certain rights of the shareholder;

FINCASTLE	FIRST NATIONAL

• any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws or a resolution of the board provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares; and

• consummation of a domestication in which the corporation becomes a foreign corporation if the shareholder does not receive shares in the foreign corporation that have terms as favorable to the shareholder in all material respects, and represent at least the same percentage interest in the total voting rights of the outstanding shares of the foreign corporation, as the shares held by the shareholder immediately prior to the domestication; or

• consummation of a conversion to an unincorporated entity.

However, Section 6.2-822 of the Code of Virginia provides that appraisal rights do not apply to mergers of Virginia banks under Section 6.2-822 of the Code of Virginia.

• any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws or a resolution of the board provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares; and

• consummation of a domestication in which the corporation becomes a foreign corporation if the shareholder does not receive shares in the foreign corporation that have terms as favorable to the shareholder in all material respects, and represent at least the same percentage interest in the total voting rights of the outstanding shares of the foreign corporation, as the shares held by the shareholder immediately prior to the domestication; or

• consummation of a conversion to an unincorporated entity.

However, appraisal rights are not available to shareholders in the event of one of the foregoing corporate actions if the corporation’s stock is traded in an organized market or the company has more than 2,000 shareholders.

INFORMATION ABOUT FIRST NATIONAL
As a result of the merger, Fincastle shareholders who receive shares of First National common stock in the merger will become First National shareholders. Your rights as First National shareholders will be governed by Virginia law and the First National articles of incorporation and the First National bylaws. The following description of the material terms of First National capital stock, including the First National common stock to be issued in connection with the merger, reflects the anticipated state of affairs upon completion of the merger. We urge you to read the applicable provisions of Virginia law, the First National articles of incorporation and the First National bylaws and federal law governing bank holding companies carefully in their entirety because they describe your rights as a holder of First National common stock.
General
As of December 31, 2020, First National had 9,000,000 shares of capital stock authorized. This authorized capital stock consisted of:
•	8,000,000 shares of common stock, par value $1.25 per share, 4,860,399 of which were outstanding as of December 31, 2020; and
•	1,000,000 shares of preferred stock, par value $1.25 per share, none of which were outstanding.
Voting Rights
Each holder of common shares is entitled to one vote per share held on any matter submitted to a vote of shareholders. There are no cumulative voting rights in the election of directors or otherwise.
Dividends
Holders of common shares are entitled to receive dividends when and as declared by First National’s board of directors out of funds legally available, subject to certain restrictions imposed by state and federal laws and the preferential dividend rights of the preferred stock. First National is a corporation separate and distinct from First Bank. Since most of First National’s revenues will be received in the form of dividends or interest paid by First Bank, First National’s ability to pay dividends will be subject to certain regulatory restrictions.
No Preemptive or Conversion Rights
Holders of First National’s common shares do not have preemptive rights to purchase additional shares of any class of First National’s stock, and have no conversion or redemption rights.
Calls and Assessments
All of the issued and outstanding common shares are non-assessable.
Liquidation Rights
In the event of First National’s liquidation, dissolution or winding up, the holders of common shares (and the holders of any class or series of stock entitled to participate with the common shares in the distribution of assets) shall be entitled to receive, in cash or in kind, First National’s assets available for distribution remaining after payment or provision for payment of First National’s debts and liabilities and distributions or provision for distributions to holders of the preferred stock having preference over the common shares.
Preferred Stock
First National’s board of directors is granted the authority from time to time to issue preferred stock in one or more series and in connection with the creation of any such series to fix by resolution the preferences, limitations and relative rights thereof. As of December 31, 2020, there were 1,000,000 authorized shares of preferred stock, par value $1.25 per share, of which 13,900 have been designated as Fixed Rate Cumulative Perpetual Preferred Stock, Series A and 695 have been designated as the Fixed Rate Cumulative Perpetual Preferred Stock, Series B. No shares of preferred stock were outstanding as of December 31, 2020.
The preferences and other terms of any series of preferred stock will be fixed by an amendment to First National’s articles of incorporation designating the terms of that series. Because First National’s board of directors has the power to establish the preferences and rights of each series of preferred stock, it may afford the holders of any series of preferred stock preferences and rights, voting or otherwise, senior to the rights of holders of First National’s common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of common stock until First National’s board of directors determines the specific rights of the holders of preferred stock. However, the effects might include:
•	restricting dividends on First National’s common stock;
•	diluting the voting power of First National’s common stock;
•	impairing liquidation rights of First National’s common stock; or
•	discouraging, delaying or preventing a change in control of First National without further action by its shareholders.
Certain Provisions of First National’s Articles of Incorporation and Bylaws
General
First National’s articles of incorporation and bylaws contain provisions that could make more difficult an acquisition of First National by means of a tender offer, a proxy contest or otherwise. These provisions are expected to discourage specific types of coercive takeover practices and inadequate takeover bids as well as to encourage persons seeking to acquire control to first negotiate with First National. Although these provisions may have the effect of delaying, deferring or preventing a change in control, First National believes that the benefits of increased protection through the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure First National outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.
Special Voting Provisions
First National’s articles of incorporation currently provide that unless previously approved by a majority of directors, the following transactions with a beneficial owner, directly or indirectly, of more than five percent of First National’s outstanding capital stock entitled to vote require approval by at least 80 percent of First National’s outstanding capital stock entitled to vote:
•	any merger or consolidation with or into any other corporation;
•	any share exchange in which a corporation, person or entity acquires the issued or outstanding shares of First National’s capital stock pursuant to a vote of shareholders;
•
any issuance of First National’s shares that results in the acquisition of control of First National by any person, firm or corporation or group of one or more thereof that previously did not control First National;

•
any sale, lease, exchange, mortgage, pledge or other transfer, in one transaction or a series of transactions, of all, or substantially all, of First National’s assets to any other corporation, person or entity;

•	the adoption of a plan for First National’s liquidation or dissolution proposed by any other corporation, person or entity;
•	any proposal in the nature of a reclassification or reorganization that would increase the proportionate voting rights of any other corporation, person or entity; or
•	any transaction similar to, or having similar effect as, any of the foregoing transactions.
If any of the foregoing transactions is with a corporation, person or entity that is not a beneficial owner, directly or indirectly, of more than five percent of First National’s outstanding capital stock entitled to vote, the affirmative vote of two-thirds of First National’s outstanding capital stock entitled to vote shall be required to approve the transaction.
Advance Notice for Shareholder Proposals or Nominations at Meetings
First National’s bylaws also prescribe the procedure that a shareholder must follow to nominate directors or to bring other business before shareholders’ meetings. For a shareholder to nominate a candidate for director or to bring other business before a meeting, notice must be received by First National’s Secretary not less than 60 days and not more than 90 days prior to the date of the meeting. Notice of a nomination for director must describe various matters regarding the nominee and the shareholder giving the notice. Notice of other business to be brought before the meeting must include a description of the proposed business, the reasons therefore, and other specified matters regarding the shareholder giving the notice.
Blank Check Preferred Stock
As permitted by the VSCA, First National’s board of directors may issue shares of preferred stock without shareholder approval. First National’s board of directors has the flexibility to deter attempts to gain control of First National by including extraordinary voting, dividend, redemption or conversion rights in any preferred stock that it may deem appropriate to issue.
Increasing the Number of Directors
Under the VSCA, a board of directors may amend or repeal bylaws unless articles of incorporation or other provisions of Virginia law reserve such power exclusively in the shareholders or the shareholders, in adopting or amending particular bylaws, expressly prohibit the board of directors from amending or repealing that bylaw. First National’s articles of incorporation do not reserve the power to amend First National’s bylaws to increase or decrease the number of directors exclusively to the shareholders and no bylaw, or amendment thereto, expressly prohibits the board of directors from amending the bylaws to increase or decrease the number of directors. In addition, according to First National’s articles of incorporation and bylaws, the newly created directorships resulting from an increase in the number of authorized directors by not more than two directors shall be filled by the directors then in office. As a result, if faced with an attempt to take control of First National’s board, First National’s directors may increase the size of the board of directors and install directors opposed to the hostile takeover attempt.
The First National board of directors intends to amend the First National bylaws, to be effective upon the closing of the merger, to allow for newly created directorships resulting from an increase in the number of authorized directors by not more than three directors to be filled by the directors then in office.
No Cumulative Voting
First National’s articles of incorporation do not provide for cumulative voting in the election of directors.
Removal of Directors
First National’s articles of incorporation currently provide that a director may not be removed from office as a director except by the affirmative vote of the holders of 80% of the shares of First National’s common stock issued, outstanding and entitled to vote.
Effects of Virginia Anti-Takeover Statutes
The VSCA includes two anti-takeover statutes, the Affiliated Transactions Statute and the Control Share Acquisitions Statute.
The Affiliated Transactions Statute of the VSCA contains provisions governing “affiliated transactions.” These include various transactions such as mergers, share exchanges, sales, leases, or other dispositions of material assets, issuances of securities, dissolutions, and similar transactions with an “interested shareholder.” An interested shareholder is generally the beneficial owner of more than 10% of any class of a corporation’s outstanding voting shares. During the three years following the date a shareholder becomes an interested shareholder, any affiliated transaction with the interested shareholder must be approved by both a majority (but not less than two) of the “disinterested directors” (those directors who were directors before the interested shareholder became an interested shareholder or who were recommended for election by a majority of the disinterested directors) and by the affirmative vote of the holders of two-thirds of the corporation’s voting shares other than shares beneficially owned by the interested shareholder. These requirements do not apply to affiliated transactions if, among other things, a majority of the disinterested directors approve the interested shareholder’s acquisition of voting shares making such a person an interested shareholder before such acquisition. Beginning three years after the shareholder becomes an interested shareholder, the corporation may engage in an affiliated transaction with the interested shareholder if:
•	the transaction is approved by the holders of two-thirds of the corporation’s voting shares, other than shares beneficially owned by the interested shareholder;

•	the affiliated transaction has been approved by a majority of the disinterested directors; or
•
subject to certain additional requirements, in the affiliated transaction the holders of each class or series of voting shares will receive consideration meeting specified fair price and other requirements designed to ensure that all shareholders receive fair and equivalent consideration, regardless of when they tendered their shares.

Under the VSCA’s Control Share Acquisitions Statute, voting rights of shares of stock of a Virginia corporation acquired by an acquiring person or other entity at ownership levels of 20%, 33 1/3%, and 50% of the outstanding shares may, under certain circumstances, be denied. The voting rights may be denied:
•
unless conferred by a special shareholder vote of a majority of the outstanding shares entitled to vote for directors, other than shares held by the acquiring person and officers and directors of the corporation; or

•
among other exceptions, such acquisition of shares is made pursuant to a merger agreement with the corporation or the corporation’s articles of incorporation or bylaws permit the acquisition of such shares before the acquiring person’s acquisition thereof.

If authorized in the corporation’s articles of incorporation or bylaws, the statute also permits the corporation to redeem the acquired shares at the average per share price paid for such shares if the voting rights are not approved or if the acquiring person does not file a “control share acquisition statement” with the corporation within 60 days of the last acquisition of such shares. If voting rights are approved for control shares comprising more than 50% of the corporation’s outstanding stock, objecting shareholders may have the right to have their shares repurchased by the corporation for “fair value.”
Corporations may provide in their articles of incorporation or bylaws to opt-out of the Affiliated Transactions Statute or the Control Share Acquisitions Statute. First National’s articles of incorporation and bylaws do not contain such a provision that makes these provisions inapplicable to acquisitions of our stock.
Limitations on Liability of Officers and Directors
The VSCA permits a Virginia corporation to indemnify any director or officer for reasonable expenses incurred in any legal proceeding in advance of final disposition of the proceeding, if the director or officer furnishes the corporation with a signed written undertaking to repay any funds advanced if he or she is not entitled to mandatory indemnification and it is ultimately determined that he or she did not meet the relevant standard of conduct. In addition, a corporation is permitted to indemnify a director or officer against liability incurred in a proceeding if a determination has been made by the disinterested members of the board of directors, special legal counsel or shareholders that the director or officer conducted himself or herself in good faith and otherwise met the required standard of conduct. To meet the relevant standard of conduct, the VSCA provides that the director or officer must have conducted himself or herself in good faith and believed, in the case of conduct in his or her official capacity with the corporation, that his or her conduct was in its best interests and, in the case of other conduct, that his or her conduct was at least not opposed to its best interests. In the case of any criminal proceeding, the director or officer must not have had reasonable cause to believe his or her conduct was unlawful. In a proceeding by or in the right of the corporation, no indemnification shall be made in respect of any matter as to which a director or officer is adjudged to be liable to the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director or officer has met the relevant standard of conduct. In any other proceeding, no indemnification shall be made if the director or officer is adjudged liable to the corporation on the basis that he or she improperly received a personal benefit. Corporations are given the power to make any other or further indemnity, including advances and reimbursement of expenses, to any director or officer that may be authorized by the articles of incorporation or any bylaw made by the shareholders, or any resolution adopted, before or after the event, by the shareholders, except an indemnity against willful misconduct or a knowing violation of the criminal law. Unless limited by its articles of incorporation, indemnification against the reasonable expenses incurred by a director or officer is mandatory by a corporation when he or she entirely prevails in the defense of any proceeding to which he or she is a party because he or she is or was a director or officer.
As a Virginia corporation, First National’s articles of incorporation contain provisions indemnifying its directors and officers to the extent not prohibited by Virginia law. In addition, to the extent not prohibited by Virginia law, First National’s articles of incorporation eliminate the personal liability of its directors and officers to First National or its shareholders for monetary damages in excess of $1.00.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, First National has have been informed that in the opinion of the SEC this type of indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Federal Law
Two statutes, the Bank Holding Company Act and the Change in Bank Control Act, together with regulations promulgated under them, require some form of regulatory review before any company may acquire “control” of a bank or a bank holding company. Under the Bank Holding Company Act, control is deemed to exist if a company acquires 25% or more of any class of voting securities of a bank holding company; controls the election of a majority of the members of the board of directors; or exercises a controlling influence over the management or policies of a bank or bank holding company. On January 30, 2020, the Federal Reserve Board issued a final rule (which became effective September 30, 2020) that clarified and codified the Federal Reserve’s standards for determining whether one company has control over another. The final rule established four categories of tiered presumptions of noncontrol that are based on the percentage of voting shares held by the investor (less than 5%, 5-9.9%, 10-14.9% and 15-24.9%) and the presence of other indicia of control. As the percentage of ownership increases, fewer indicia of control are permitted without falling outside of the presumption of noncontrol. These indicia of control include nonvoting equity ownership, director representation, management interlocks, business relationship and restrictive contractual covenants. Under the final rule, investors can hold up to 24.9% of the voting securities and up to 33% of the total equity of a company without necessarily having a controlling influence. State laws generally require state approval before an acquirer may become the holding company of a state bank.
Under the Change in Bank Control Act, a person or company is required to file a notice with the Federal Reserve Board if it will, as a result of the transaction, own or control 10% or more of any class of voting securities or direct the management or policies of a bank or bank holding company and either if the bank or bank holding company has registered securities or if the acquirer would be the largest holder of that class of voting securities after the acquisition. For a change in control at the holding company level, both the Federal Reserve Board and the subsidiary bank’s primary federal regulator must approve the change in control; at the bank level, only the bank’s primary federal regulator is involved. Transactions subject to the Bank Holding Company Act are exempt from Change in Control Act requirements. For state banks, state laws typically require approval by the state bank regulator as well.
Transfer Agent and Registrar
The transfer agent and registrar for First National common stock is Broadridge Corporate Issuer Solutions.
Listing
First National common stock is listed on NASDAQ under the symbol “FXNC.” Following the merger, the common stock of the combined company will be listed on NASDAQ under the symbol “FXNC.”

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT OF FIRST NATIONAL
Stock Ownership of Directors and Executive Officers
The following table sets forth information as of April 19, 2021, regarding the number of shares of First National common stock beneficially owned by each director, by First National’s executive officers and by all directors and executive officers as a group. Beneficial ownership includes shares, if any, held in the name of the spouse, minor children or other relatives of the director or executive officer living in such person’s home, as well as shares, if any, held in the name of another person under an arrangement whereby the director or executive officer can vest title in himself at once or at some future time, plus shares held in certain trust relationships that may be deemed to be beneficially owned by the nominees under the rules and regulations of the SEC; however, the inclusion of such shares does not constitute an admission of beneficial ownership.
The address for each of the following individuals is First National Corporation, 112 West King Street, Strasburg, Virginia 22657.
Stock Ownership Table
Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class (%)
Jason C. Aikens	15,836(2)	*
Emily Marlow Beck	3,148	*
M. Shane Bell	21,832	*
Boyce Brannock	2,598(2)	*
Elizabeth H. Cottrell	13,092	*
Dennis A. Dysart	29,624	*
W. Michael Funk	13,020	*
Scott C. Harvard	55,450	1.14%
Gerald F. Smith, Jr.	186,271(2)(3)	3.83%
James R. Wilkins, III	401,772(2)	8.25%
All executive officers and directors as a group (10 persons)	742,643(2)	15.25%
*	Indicates that holdings amount to less than 1% of the issued and outstanding First National common stock.
(1)
For purposes of this table, beneficial ownership has been determined in accordance with the provisions of Rule 13d-3 under the Exchange Act, under which, in general, a person is deemed to be the beneficial owner of a security if he has or shares the power to vote or direct the voting of the security or the power to dispose of or direct the disposition of the security, or if he has the right to acquire beneficial ownership of the security within 60 days. There were no shares for which any executive officer or director had the right to acquire beneficial ownership within 60 days.

(2)
Amounts presented include shares of First National common stock that the individuals beneficially own indirectly through family members and affiliated companies and other entities, as follows: Mr. Aikens, 13,886; Mr. Brannock, 110; Mr. Smith, 900; and Mr. Wilkins, 132,152.

(3)	Mr. Smith has disclaimed beneficial ownership of 900 shares held in a trust account for the benefit of his child.

Stock Ownership of Certain Beneficial Owners
The following table sets forth, as of April 19, 2021, unless otherwise noted, certain information with respect to the beneficial ownership of shares of First National common stock by each person who owns, to First National’s knowledge, more than 5% of the outstanding shares of First National common stock.
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (%)
Fourthstone LLC 13476 Clayton Road St. Louis, Missouri 63131	478,061(1)	9.82%

James R. Wilkins, III 1016 Lake St. Clair Drive Winchester, Virginia 22603	401,772(2)	8.25%

Gerald F. Smith Irrevocable Trust, f/b/o Gerald F. Smith, Jr. dated 9/30/02 J. Charles Link, Trustee 13539 Scotchtown Road Beaverdam, Virginia 23015	245,124(3)	5.03%

(1)
According to Schedule 13G/A filed with the SEC on February 17, 2021, Fourthstone LLC reported that, as of December 31, 2020, it had shared voting power and shared dispositive power over 478,061 shares of First National common stock.

(2)	Amounts presented include 132,152 shares of First National common stock that Mr. Wilkins beneficially owns indirectly through family members and affiliated companies.
(3)
According to Schedule 13G filed with the SEC on February 16, 2021, the Gerald F. Smith Irrevocable Trust, f/b/o Gerald F. Smith, Jr. dated 9/30/02 reported that, as of December 31, 2020, it has sole voting power and sole dispositive power over 245,124 shares of First National common stock.

INFORMATION ABOUT FINCASTLE
History, Business, and Properties
General
Fincastle was organized in September 1875 and conducts a general banking business from six offices in Daleville, Fincastle, Troutville and Roanoke, Virginia. In November 1996, Fincastle established a wholly owned subsidiary, Bank of Fincastle Services, Inc., which we refer to as BFSI and which serves as a non-operating holding company for investments in the following entities: Colonial Mortgage Company, LLC, formed in February 1997, for which BFSI owns 51% of the membership interests and which provides mortgage origination services for Fincastle; Fincastle Title Agency, L.L.C., formed in October 2003, which is wholly owned by BFSI and which operates as a title agency; Colonial Title and Settlement Agency LLC, formed in January 2005, for which BFSI owns 50% of the membership interests and which operates as a title agency; and All Stars Realty of Virginia LLC, formed in January 2005, for which BFSI owns 50% of the membership interests and which operates as a real estate broker. In addition, Fincastle formed ESF, LLC as a wholly owned subsidiary in April 2016, which holds other real estate owned for the bank.
Properties
Fincastle’s principal executive office is located at 17 South Roanoke Street, Fincastle, Virginia. Fincastle also maintains full-service branch locations at 1245 Roanoke Road and 200 The Glebe Boulevard in Daleville, Virginia, 5192 Lee Highway in Troutville, Virginia and 614 Lee Highway and 98 Blue Ridge Boulevard in Roanoke, Virginia. Fincastle owns or leases these properties and believes they are well-suited to the banking business.
Competition
Virginia law permits statewide branching by banks and savings and loan associations. Consequently, many financial institutions have branches located in several communities. According to the FDIC Summary of Deposits at June 30, 2020, in addition to Fincastle, four commercial banks and no savings institutions operate branches in Botetourt County. The principal areas and methods of competition in the banking industry are the services offered, pricing of those services, the convenience and availability of the services, and the degree of expertise and personal manner with which those services are offered.
Fincastle encounters strong competition from most of the financial institutions in its market area. In the conduct of certain areas of its business, Fincastle also competes with credit unions, insurance companies, money market mutual funds and other financial institution, some of which are not subject to the same degree of regulation and restrictions as Fincastle. Most of these competitors have substantially greater resources and lending abilities than Fincastle and offer certain services, such as international banking, investment banking, and trust services, which Fincastle does not presently provide.
Services of Fincastle
Fincastle’s business objectives focus on deposit growth, the preservation of deposits, the maximization of the profitability of Fincastle’s earning assets, safeguarding loan principal, serving the credit needs of Fincastle’s trade area, preserving liquidity, and maintaining a prudent loan portfolio mix.
Depository Accounts and Services
Fincastle offers a full range of deposit services including the following:
•	Non-interest bearing demand deposits
•	Interest-bearing NOW accounts
•	Money market deposit accounts
•	Certificates of deposit
•	Account analysis
•	Cash management

•	VISA and MasterCard merchant services
•	VISA debit cards
•	Automated clearing house services
•	Bank by mail
•	Night depository
•	Cashier’s checks
•	Business Online Banking
•	Wire transfers
•	Remote Deposit Capture
•	Consumer Online Banking
•	Consumer Mobile Banking with Mobile Deposit Capture
All deposit accounts are insured by the FDIC up to the maximum amount permitted by law. Fincastle solicits these accounts from individuals, businesses, associations and organizations, and government authorities.
Lending Activities
Fincastle offers a range of lending services, including commercial loans, consumer loans, and real estate mortgage loans. To address the risks inherent in making loans, management maintains an allowance for loan losses based upon, among other things, an evaluation of Fincastle’s loan loss experience, management’s experience in the market area, peer data, the amount of and trends in past due and nonperforming loans, current economic conditions and the values of loan collateral.
Real Estate Loans
Approximately 73% of Fincastle’s loan portfolio at December 31, 2020 consisted of loans are currently secured by first or second mortgages on residential, commercial, and agricultural real estate. These loans generally consist of short to mid-term commercial real estate loans, construction and development loans and residential real estate loans (including home equity and second mortgage loans). Interest rates may be fixed or adjustable and Fincastle frequently charges an origination fee. Fincastle generally requires personal guarantees of the principal owners of the property. The loan-to-value ratio at origination for first and second residential mortgage loans generally does not exceed 90% and for construction loans generally does not exceed 85%, of cost. Fincastle employs a reappraisal policy to routinely monitor real estate collateral values on real estate loans where the repayment is dependent on the sale of the collateral.
Commercial Loans
Fincastle makes loans for commercial purposes in various lines of business. Commercial loans include both secured and unsecured loans for working capital (including inventory and receivables), loans for business expansion (including acquisition of real estate and improvements), and loans for purchases of equipment and machinery. Equipment loans are typically made for a term of five years or less at either fixed or variable rates, with the loan fully amortized over the term and secured by the financed equipment. Working capital loans typically have terms not exceeding one year and are usually secured by accounts receivable, inventory and/or personal guarantees of the principals of the business. Commercial loans vary greatly depending upon the circumstances and loan terms are structured on a case-by-case basis to better serve customer needs.
Consumer Loans
Fincastle makes a variety of loans to individuals for personal and household purposes, including secured and unsecured installment and term loans, home equity loans, and lines of credit and unsecured revolving lines of credit. The secured installment and term loans to consumers generally consist of loans to purchase automobiles, boats, recreational vehicles, mobile homes and household furnishings, with the collateral for each loan being the purchased property.

Delinquencies
Loans are considered delinquent, and late charges will be assessed, when a borrower’s payment is ten days past due. When a borrower fails to make a required payment on a loan, Fincastle attempts to cause the deficiency to be cured by contacting the borrower. Fincastle’s policy is to institute foreclosure or otherwise seize collateral if other collection remedies have been exhausted, and foreclosure or seizure of the collateral is necessary in the opinion of management. Pursuant to applicable banking regulations, Fincastle does not continue to accrue interest on assets if payments of principal or interest have been in default for a period of at least 90 days. At such time as interest and principal payments on the loan are brought current, the loan will be restored to an accrual status. If and once a loan is placed on a nonaccrual status, all previously accrued but uncollected interest is charged back against Fincastle’s current income and/or loan loss reserve accounts, as appropriate. The board of directors of Fincastle seeks to maintain a minimum loan loss reserve of 1.00% or more of the amount of loans outstanding based upon Fincastle’s intended loan portfolio composition and current economic conditions; however, the actual loan loss reserve may vary based upon these and other factors.
Other Services
Fincastle offers credit and debit cards together with related lines of credit. The lines of credit may be used for overdraft protection as well as pre-authorized credit for personal purchases and expenses. Credit cards are underwritten and funded by a third party provider. Fincastle also provides stored value cards, direct deposit of payroll and social security checks, and automatic drafts for various accounts. Fincastle offers foreign payments and currency exchange through a correspondent bank. Fincastle offers an internet banking product accessible via Fincastle’s custom website at www.bankoffincastle.bank. The interactive banking product includes an electronic bill payment service that allows customers to make scheduled and/or recurring bill payments electronically. Fincastle also offers mobile banking as a component of internet banking. Additionally, Fincastle offers remote check deposit services, merchant services, and other business-related services to commercial and small business customers.
Employees
As of March 31, 2021, Fincastle employed 58 people.
Legal Proceedings
In the ordinary course of operations, Fincastle may be party to various legal proceedings from time to time. Fincastle does not believe there is any pending or threatened proceeding against it, which, if determined adversely, would have a material effect on its business, results of operations, or financial condition.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT OF FINCASTLE
The following table sets forth information known to Fincastle with respect to beneficial ownership of Fincastle common stock as of April 16, 2021 for (i) each director (ii) each holder of 5.0% or greater of Fincastle common stock, (iii) Fincastle’s executive officers, and (iv) all executive officers and directors as a group. Unless otherwise indicated, the mailing address for each beneficial owner is care of Fincastle, P.O. Box 107, Fincastle, Virginia 24090.
Stock Ownership Table
Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class (%)
Directors and Executive Officers
Sandra N. Craft	10,579	*
Gregory R. Gersack	396,496	3.9
George Edwin Holt, III	257,320(2)	2.5
Michael J. Jasper	5,419	*
Kirtesh Patel	64,054	*
John W. Radar, Jr.	44,599	*
Peter C. Sackett	19,214	*
Steven W. Spickard	63,641(3)	*
C. Ray Sprinkle	116,464(4)	1.1
C. Scott Steele	70,632	*
Robert C. Wagner	294,216(5)	2.9
All executive officers and directors as a group (11 persons)	1,342,634	13.1
*	Indicates that holdings amount to less than 1% of the issued and outstanding of Fincastle common stock.
(1)
For purposes of this table, beneficial ownership has been determined in accordance with the provisions of Rule 13d-3 under the Exchange Act, under which, in general, a person is deemed to be the beneficial owner of a security if he has or shares the power to vote or direct the voting of the security or the power to dispose of or direct the disposition of the security, or if he has the right to acquire beneficial ownership of the security within 60 days.

(2)	Includes 40,000 shares held by Mr. Holt’s spouse, 27,000 shares held jointly with Mr. Holt’s spouse and 96,245 shares held by a company controlled by Mr. Holt.
(3)	Includes 3,235 shares held jointly with Mr. Spickard’s spouse, 4,355 shares held jointly with children and 21,270 shares held by companies controlled by Mr. Spickard.
(4)	Includes 1,500 shares held by Mr. Sprinkle’s spouse.
(5)	Includes 10,000 shares held jointly with Mr. Wagner’s spouse and 246,216 held in a fund controlled by Mr. Wagner.
Stock Ownership of Certain Beneficial Owners
The following table sets forth, as of April 16, 2021, unless otherwise noted, certain information with respect to the beneficial ownership of shares of Fincastle common stock by each person who owns, to Fincastle’s knowledge, more than 5% of the outstanding shares of Fincastle common stock.
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (%)
JAM Special Opportunities Fund III L.P. 11 East 26th Street, Suite 1900 New York, NY 10010-1412	800,000	7.8

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION FOR FINCASTLE
This management’s discussion and analysis is presented to assist the reader in understanding and evaluating the financial condition and results of operations of Fincastle. The analysis focuses on the consolidated financial statements, footnotes, and other financial data presented. The discussion highlights material changes from prior reporting periods and any identifiable trends which may affect Fincastle. Amounts have been rounded for presentation purposes. This discussion and analysis should be read in conjunction with the Audited Consolidated Financial Statements of Fincastle included at Annex D.
Critical Accounting Policies
General
Fincastle’s financial statements are prepared in accordance with GAAP. The financial information contained within the financial statements is, to a significant extent, financial information that is based on measures of the financial effects of transactions and events that have already occurred. A variety of factors could affect the ultimate value that is obtained either when earning income, recognizing an expense, recovering an asset or relieving a liability. Fincastle uses historical loss factors as one factor in determining the inherent loss that may be present in its loan portfolio. Actual losses could differ significantly from the historical factors that are used. The fair value of the investment portfolio is based on period end valuations but changes daily with the market. In addition, GAAP itself may change from one previously acceptable method to another method. Although the economics of these transactions would be the same, the timing of events that would impact these transactions could change.
Securities Impairment
Fincastle monitors the investment portfolio for impairment on an individual security basis and has a process in place to identify securities that could have a potential impairment that is other than temporary. This process involves analyzing the length of time and the extent to which the fair value has been less than the amortized cost basis, the market liquidity for the security, the financial condition of the issuer and Fincastle’s intent and ability to hold the investment for a period of time sufficient to recover the temporary impairment. A decline in value due to a credit event that is considered other than temporary is recorded as a loss in non-interest income. Fincastle had no securities that were deemed to have a decline in fair value which was other than a temporary decline in 2020.
Earnings Performance
Net income for the year ended December 31, 2020 was $1.7 million or $0.16 per share, compared to $2.1 million or $0.21 per share for the same period in 2019, a decrease of 21.5%.
Net interest income for the year ended December 31, 2020 increased $1.0 million or 13.1% compared to the same period in 2019 and $1.4 million or 20.4% compared to the same period in 2018. Fincastle’s net interest income after provision for loan losses was $8.3 million, $7.7 million, and $6.9 million in 2020, 2019, and 2018, respectively. Fincastle recorded an increase in its allowance for loan losses of $613,000 in 2020 and a decrease of $327,000 in 2019. The increase in 2020 resulted primarily from recoveries of $379,000 and a provision of $250,000, whereas the decrease in 2019 resulting primarily from charge-offs of $196,000 and a negative provision of $200,000, partially offset by recoveries of $69,000.
Net Interest Income
Net interest income is the amount of interest earned on interest earning assets (loans, investment securities, time deposits in other banks and federal funds sold), less the interest expenses incurred on interest bearing liabilities (interest bearing deposits and borrowed money), and is the principal source of Fincastle’s earnings. Net interest income is affected by the level of interest rates, volume and mix of interest earning assets and the relative funding of those assets. Due to the fact that Fincastle’s assets are largely monetary in nature, material changes in interest rates can have a material impact on Fincastle’s net income.
Net interest income for 2020 was $8.5 million, $7.5 million for 2019, and $7.1 million for 2018. The increase in net interest income in 2020 was primarily driven by an increase in interest income from loans receivable. Average loan balances increased by $41.7 million in 2020 and $10.5 million in 2019. An uncertain economy, combined with sustained historically low interest rates contributed to the increases in loans receivable over the last two years. In addition, loans receivable in 2020 increased as a result of Fincastle’s participation as a lender in the Small Business Association’s Paycheck Protection Program.

The tables, “Average Balances, Yields and Rates,” provide a detailed analysis of the effective yields on the categories of interest earning assets and interest bearing liabilities for Fincastle for the years ended December 31, 2020, 2019, and 2018.
Average Balances, Yields and Rates
(Dollar Amounts in Thousands)
	Year ended December 31, 2020			Year ended December 31, 2019
	Average Balances(1)	Interest Income/ Expense	Average Yield/ Rates(2)	Average Balances(1)	Interest Income/ Expense	Average Yield/ Rates(2)
Assets
Securities	$15,209	$318	2.09%	$24,020	$417	1.74%

Federal funds sold and other interest-earning balances	14,789	90	0.61%	15,695	338	2.15%
Loans(3)(4)	195,840	9,159	4.68%	153,563	8,033	5.23%
Total interest earning assets	$225,838	$9,567	4.24%	$193,278	8,788	4.55%
Noninterest earning assets, net	21,200			22,177
Total Assets	$247,038			$215,455
Liabilities and shareholders’ equity
Interest bearing liabilities:
Interest bearing transaction accounts	$17,389	$74	0.43%	$15,860	77	0.49%
Savings and money market	61,396	95	0.15%	56,852	137	0.24%
Time deposits	52,982	854	1.61%	51,803	1,024	1.98%
Total interest-bearing deposits	$131,767	$1,023	0.78%	$124,515	1,238	0.99%
Borrowings	3,972	7	0.18%	108	2	1.85%
Total interest bearing liabilities	$135,739	$1,030	0.76%	$124,623	1,240	1.00%
Noninterest bearing demand deposits and other liabilities and equity	111,299			90,832
Total liabilities and shareholders’ equity	$247,038			$215,455

Interest rate spread(5)			3.48%			3.55%
Net interest income and net yield on earning assets(6)		$8,537	3.78%		$7,548	3.91%
Interest free funds supporting earning assets (7)	$94,071			$68,763
(1)	Average balances of interest-earning assets and interest-bearing liabilities calculated on a daily basis.
(2)	Calculated based on the number of days in the year. Yield calculated on a pre-tax basis. Fincastle did not own any tax-exempt securities in 2020 and 2019.
(3)	Nonaccruing loans are included in the average loan balances and income on such loans is recognized on a cash basis.
(4)	Interest income on loans includes loan fee income as well as interest income. The amount of loan origination fees included was $1,007 in 2020 and $213 in 2019.
(5)	Total yield on interest earning assets less the rate paid on total interest bearing liabilities.
(6)	Net interest income divided by total interest earning assets.
(7)	Total interest earning assets less total interest bearing liabilities.

Average Balances, Yields and Rates
(Dollar Amounts in Thousands)
	Year ended December 31, 2019			Year ended December 31, 2018
	Average Balances(1)	Interest Income/ Expense	Average Yield/ Rates(2)	Average Balances(1)	Interest Income/ Expense	Average Yield/ Rates(2)
Assets
Securities	$24,020	$417	1.74%	$32,325	$529	1.64%

Federal funds sold and other interest-earning balances	15,695	338	2.15%	4,566	105	2.30%
Loans(3)(4)	153,563	8,033	5.23%	142,485	7,267	5.10%
Total interest earning assets	193,278	8,788	4.55%	179,376	7,901	4.40%
Noninterest earning assets, net	22,177			23,212
Total Assets	$215,455			$202,588
Liabilities and shareholders’ equity
Interest bearing liabilities:
Interest bearing transaction accounts	$15,860	77	0.49%	$16,255	84	0.52%
Savings and money market	56,852	137	0.24%	57,892	129	0.22%
Time deposits	51,803	1,024	1.98%	40,544	595	1.47%
Total interest-bearing deposits	124,515	1,238	0.99%	114,691	808	0.70%
Borrowings	108	2	1.85%	289	5	1.73%
Total interest bearing liabilities	124,623	1,240	1.00%	114,980	813	0.71%
Noninterest bearing demand deposits and other liabilities and equity	90,832			87,608
Total liabilities and shareholders’ equity	$215,455			$202,588
Interest rate spread(5)			3.55%			3.69%
Net interest income and net yield on earning assets(6)		7,548	3.91%		7,088	3.95%
Interest free funds supporting earning assets(7)	$68,763			$64,685
(1)	Average balances of interest-earning assets and interest-bearing liabilities calculated on a daily basis.
(2)	Calculated based on the number of days in the year. Yield calculated on a pre-tax basis. Fincastle did not own any tax-exempt securities in 2019 and 2018.
(3)	Nonaccruing loans are included in the average loan balances and income on such loans is recognized on a cash basis.
(4)	Interest income on loans includes loan fee income as well as interest income. The amount of loan origination fees included was $213,000 in 2019 and $319,000 in 2018.
(5)	Total yield on interest earning assets less the rate paid on total interest bearing liabilities.
(6)	Net interest income divided by total interest earning assets.
(7)	Total interest earning assets less total interest bearing liabilities.
Rate/Volume Analysis of Net Interest Income
As discussed under the caption “Net Interest Income,” Fincastle’s net income is largely dependent on net interest income. The table below calculates the relative impact on net interest income caused by changes in the average balances (volume) of interest sensitive assets and liabilities and the impact caused by changes in interest rates earned or paid. Each table compares two periods as indicated below. The effect of a change in average balance has been determined by applying the average rate in the earlier year to the change in average balance in the later year, as compared with the earlier year. The effect of a change in the average rate has been determined by applying the average balance in the earlier year to the change in the average rate in the later year, as compared with the earlier year. In 2020, an increase in loan volume had the most significant impact on the increase in net interest income, and was partially offset by a decrease in loan rates. In 2019, increases in loan volume and loan rates had the most significant impact on the increase in net interest income, and were partially offset by increases in deposit volume and deposit rates.

Year ended December 31, 2020 compared to 2019
	Increase (Decrease) Due to
(Dollars in thousands)	Rate	Volume	Net
Interest earned on:
Securities(1)	$120	$(219)	$(99)
Federal Funds sold and other interest-earning balances	(230)	(18)	(248)
Loans	(696)	1,822	1,126
Total interest earning assets	(805)	1,584	779

Interest paid on:
Deposits	(261)	46	(215)
Borrowings	—	5	5
Total interest bearing liabilities	(261)	51	210

Changes in Net Interest Income(2)	$(545)	$1,534	$989
Year ended December 31, 2019 compared to 2018
	Increase (Decrease) Due to
(Dollars in thousands)	Rate	Volume	Net
Interest earned on:
Securities(1)	$35	$(147)	$(112)
Federal Funds sold and other interest-earning balances	(6)	239	233
Loans	189	577	766
Total interest earning assets	218	669	887

Interest paid on:
Deposits	243	187	430
Borrowings	—	(3)	(3)
Total interest bearing liabilities	243	184	(427)
Changes in Net Interest Income(2)	$(25)	$485	$460
(1)	Income calculated on a pre-tax basis.
(2)
Changes in interest income attributable to both Rate and Volume, calculated as the difference between the average balances for the periods multiplied by the difference between the average rates for the periods, has been allocated proportionately to Rate and Volume.

Provision and Allowance for Loan Losses
The allowance for loan losses, which we refer to in this section as the allowance, is an estimate of loan losses inherent in Fincastle’s loan portfolio. The allowance is established through a provision for loan losses which is charged to income as an expense. Additions to the allowance are expected to maintain the adequacy of the total allowance after loan losses and loan growth. Loan losses are charged off against the allowance when Fincastle determines the loan balance to be uncollectible. Cash received on previously charged off amounts is recorded as a recovery to the allowance. The allowance consists of two primary components, general reserves and specific reserves related to impaired loans.
The general component covers non-impaired loans and is based on historical losses adjusted for current factors. The historical loss experience is determined by portfolio segment and is based on a weighted average of the actual loss history experienced by Fincastle over the most recent 3 years. Fincastle places equal emphasis on all of the quarters in the loss history period. This actual loss experience is adjusted for economic factors based on the risks present for each portfolio segment. These economic factors include consideration of the following: levels of and trends in delinquencies and impaired loans; levels of and trends in charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in management and other relevant staff; national and local economic trends and conditions; industry conditions; and effects of changes in credit concentrations. These factors are inherently subjective and are driven by the repayment risk associated with each portfolio segment.
The loan is considered impaired when, based on current information and events, it is probable that Fincastle will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is generally measured on a loan by loan basis by either the present value of the expected future cash flows discounted at the loans’ effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.
Under certain circumstances, Fincastle has provided borrowers relief through loan restructuring. A restructuring of debt constitutes a trouble debt restructuring, which we refer to in this section as a TDR, if Fincastle for economic or legal reasons related to the borrower’s financial difficulties grants a concession to the borrower that it would not otherwise consider. Restructured loans typically present an elevated level of credit risk as the borrowers are not able to perform according to the original contractual terms. Loans that are reported as TDRs are considered impaired and measured for impairment as described above. TDR concessions can include reduction of interest rates, extension of maturity dates, forgiveness of principal or interest due, or acceptance of other assets in full or partial satisfaction of the debt. Restructured loans can involve loans remaining on nonaccrual, moving to nonaccrual, or continuing on accrual status, depending on the individual facts and circumstances of the borrower. Nonaccrual restructured loans are included and treated with other nonaccrual loans.
Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, Fincastle does not separately identify individual consumer and residential loans for impairment disclosures, unless such loans are the subject of a restructuring agreement due to financial difficulties of the borrower.
Fincastle maintains a separate general valuation allowance for each portfolio segment. These portfolio segments include construction and land development, residential 1-4 family real estate, multi-family real estate, nonfarm nonresidential real estate, agricultural, commercial loans, consumer and other, and SBA guarantee purchase loans.
The allowance for loan losses of $3.0 million at December 31, 2020 is equal to 1.47% of total loans. This compares to an allowance of $2.3 million, or 1.38% of total loans, at December 31, 2019. Based on the evaluation of the loan portfolio described above, management has not provided funding for the allowance for the year ended December 31, 2020 and the year ended December 31, 2019. Net recoveries for the year ended December 31, 2020 were $363,000.
	Years Ended December 31, (Dollars in thousands)
	2020	2019	2018	2017	2016
Average loans outstanding	$197,530	$155,835	$145,325	$126,744	$140,835
Loans, end of period	$201,395	$170,109	$151,498	$141,015	$124,368

ALL, at beginning of year	$2,349	$2,677	$2,968	$3,420	$2,912
Loans charged off:
Real estate, residential	9	3	54	228	36
Real estate, construction	—	—	35	208	4,207
Real estate, commercial	—	161	594	601	1,605
Commercial and industrial	—	31	1	161	2,039
Consumer installment	6	2	22	7	22

Total loans charged off	15	197	706	1,205	7,909

	Years Ended December 31, (Dollars in thousands)
	2020	2019	2018	2017	2016
Recoveries of loans previously charged off:
Real estate, residential	33	14	100	33	31
Real estate, construction	229	52	41	299	31
Real estate, commercial	116	—	35	281	186
Commercial and industrial	—	—	9	133	66
Consumer installment	1	3	10	7	12

Total loans recovered	379	69	195	753	326
Net loans charged off (“NCOs”)	(364)	128	511	452	7,583
Additions to ALL charged to operations	250	-200	220	—	8,091
ALL, at end of year	$2,963	$2,349	$2,677	$2,968	$3,420

Ratio of NCOs (recoveries) during period to average loans outstanding	(0.18)%	0.08%	0.35%	0.36%	5.33%
Ratio of ALL to NCOs (recoveries)	(8.14)%	18.35%	5.24%	6.57%	0.45%
Ratio of ALL to total loans end of period	1.47%	1.38%	1.77%	2.10%	2.75%
Fincastle has allocated the allowance for loan losses among the various segments of the portfolio. The allowance allocations as of December 31, 2020, 2019, 2018, 2017, and 2016 are presented in the table below.
	As of December 31, (dollars in thousands)
	2020		2019		2018		2017		2016
	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans
Commercial and industrial	$285	27.0%	$260	15.6%	$601	16.9%	$806	19.4%	$812	11.6%
Commercial real estate	1,708	40.9	775	41.5	851	42.6	1,055	38.9	1,265	38.8
Real estate
Construction	105	6.1	721	11.2	952	11.4	972	11.1	993	14.6
Residential	853	25.5	584	30.8	267	27.9	130	28.9	324	32.9
Consumer installment	12	0.5	9	0.9	6	1.2	5	1.7	26	2.1
Not specifically allocated	—	—	—	—	—	—	—	—	—	—
Total allowance	$2,963	100.0%	$2,349	100.0%	$2,677	100.0%	$2,968	100.0%	$3,420	100.0%
Noninterest Income
Fincastle’s noninterest income totaled $1.9 million, $1.2 million, and $1.2 million for the years ended December 31, 2020, 2019, and 2018, respectively. The increase in 2020 resulted primarily from a $323,000 increase in income from subsidiary mortgage loan sales, as well as a $462,000 increase in income from the subsidiaries.
Noninterest Expense
Fincastle had total noninterest expenses of $8.2 million, $8.1 million, and $7.0 million in 2020, 2019, and 2018, respectively. Noninterest expense consists primarily of salaries and employee benefits, occupancy costs, data processing expenses, and professional and regulatory fees. The most significant reason for the increase in noninterest expenses in 2020 was an increase in salaries and employee benefits resulting from increased stock compensation expense. The loss on sale of other real estate owned realized in 2019 of $441,000 also contributed to the increase in noninterest expense in 2019. Fincastle also experienced increases in data processing expenses in 2020 versus 2019 resulting from the application of $209,000 of data processing credits in 2019 and increased transaction volumes in 2020. Fincastle’s efficiency ratio, which is measured as the ratio of noninterest expense to the sum of net interest income plus other income expressed as a percentage, was 78.1% in 2020, 92.6% in 2019, and 85.4% in 2018.
Income Taxes
Fincastle recorded income tax expense of $374,000 for the year ended December 31, 2020. For the year ended December 31, 2019, Fincastle recorded a net income tax benefit of $1.3 million as a result of reversing the valuation allowance against its deferred tax asset, net of current income taxes. A valuation allowance is recorded against a deferred tax asset in situations where evidence regarding the ability to use the benefit in the near term does not outweigh the likelihood that the benefit will not be available for use. Based on significantly reduced cumulative losses over the three-year period ended December 31, 2019 and earnings trends, the valuation allowance of $1.39 million established as of December 31, 2017 was reversed as of December 31, 2019. In addition, conditions in the Bank’s lending function that lead to the losses culmination in the year ending December 31, 2017 and triggering the valuation allowance have been addressed by management. Subjective measures such as budgeted future taxable income indicate the reversal of existing temporary differences and the utilization of carry-forwards. In 2018, Fincastle reported income tax expense of $140,000. Refer to Notes 1 and 10 to Fincastle’s consolidated financial statements contained elsewhere herein for more information.
Financial Condition
General
Total assets increased $35.0 million to $256.2 million at December 31, 2020, compared to $221.3 million at December 31, 2019. The increase was primarily attributable to a $30.7 million increase in net loans and a $12.6 million increase in interest-bearing deposits in banks, which were partially offset by a $7.9 million decrease in securities. The increase in net loans included $28.4 million of PPP loans at December 31, 2020.
At December 31, 2020, total liabilities increased $32.8 million to $225.9 million compared to $193.1 million at December 31, 2019. The increase was primarily attributable to a $33.5 million increase in total deposits. Proceeds from PPP loan originations during the year contributed to the increase in deposits. Noninterest-bearing demand deposits increased $25.1 million and interest-bearing deposits increased $8.4 million.
Total shareholders’ equity increased $2.1 million to $30.3 million at December 31, 2020, compared to $28.2 million at December 31, 2019. The increase was primarily attributable to a $1.7 million increase in retained earnings and a $305 thousand increase in common stock and surplus related to the issuance of common stock from an equity-based compensation plan. Fincastle’s capital ratios continued to exceed the minimum capital requirements for regulatory purposes.
Loan Portfolio Composition
The composition of net loans by category as used by management to evaluate the quality of the portfolio is presented below.
	As of December 31, (dollars in thousands)
	2020		2019		2018		2017		2016
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
Real estate-mortgage
Commercial and agricultural	$87,008	43.1%	$75,535	44.4%	$70,601	46.6%	$60,433	42.8%	$55,148	44.4%
1-4 Family residential	47,047	23.4	47,569	28.0	36,286	24.0	35,228	25.0	34,007	27.3
Construction	12,411	6.2	19,027	11.2	17,238	11.4	15,696	11.1	17,795	14.3
Commercial and agricultural	49,649	24.7	22,690	13.3	24,502	16.2	25,934	18.4	13,805	11.1
Consumer installment	1,010	0.5	1,553	0.9	1,843	1.2	2,357	1.7	2,612	2.1
Nondepository financial institutions and other	4,832	2.4	3,915	2.3	1,110	0.7	1,367	1.0	1,001	0.8

	As of December 31, (dollars in thousands)
	2020		2019		2018		2017		2016
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
Less: deferred fees, net of costs	(562)	(0.3)	(180)	(0.1)	(83)	(0.1)	(—)	(0.0)	(—)	(0.0)
Total loans (net of unearned income)	$201,395	100.0%	$170,109	100.0%	$151,497	100.0%	$141,015	100.0%	$124,368	100.0%
Credit Quality Indicators
Management of Fincastle uses a number of credit quality indicators in evaluations of credit quality of the portfolio. Delinquency is one type of credit quality indicator that is closely monitored by management. Generally, the accrual of interest will be discontinued on impaired loans when principal or interest becomes 90 days past due, or when payment in full is not anticipated, and any previously accrued interest on such loans will be reversed against current income. Any subsequent interest income will be recognized on a cash basis when received unless collectability of a significant amount of principal is in serious doubt. In such cases, collections are credited first to the remaining principal balance on a cost recovery basis. During the year ended December 31, 2020, interest included in net interest income on loans on nonaccrual at year end totaled $8,000. During the year ended December 31, 2019, additional income that would have been recorded if the loans were current was $320,000. Various measures monitored by management related to delinquency are provided below:
	December 31, (dollars in thousands)
	2020	2019	2018	2017	2016
Nonaccrual loans	$1,202	$1,259	$3,039	$4,106	$5,447
Accruing loans past due 90 days or more	—	591	1550	633	2,884
Loans past due 30-89 days	875	450	583	1,204	791
Restructured loans, accruing	1,653	2,178	1,957	2,974	3,411
An additional credit quality indicator is the risk grade assigned to loans in the portfolio. Management uses a system of defined grades to categorize loans and monitor on a consistent basis. Loans are generally rated Pass, Watch, Special Mention, Substandard, Doubtful or Loss.
Loans in each of the categories as of December 31, 2020 are included in Fincastle’s Consolidated Financial Statements contained elsewhere herein.
Concentrations of Credit
Fincastle makes loans to individuals and businesses in and around Botetourt County, Virginia for various personal and commercial purposes. Fincastle has a diversified loan portfolio and the borrowers’ ability to repay their loans is not dependent upon any specific economic sector. Fincastle monitors concentrations in its customer base using the North American Industry Codes, or NAIC, describing the industries from which Fincastle’s customers derive their income, and using certain regulatory definitions. As of December 31, 2020, Fincastle has a concentration of credit in the industry categorized as Lessors of Nonresidential Buildings (except Miniwarehouses). Management controls risk inherent in NAIC industry through quarterly reports to the board of directors including current loan-to-value, delinquencies, and updated loan level financial reviews. The diversity among the individual borrowers including the number of borrowers, the geographic diversity of the borrower and collateral, the types of collateral are among the many factors that dictate no elevated level of monitoring is necessary for this concentration.
Maturity Distribution of Loans
Fincastle’s loan portfolio contains a component of adjustable rate loans. As of December 31, 2020, approximately $114.3 million or 56.6% of Fincastle’s loan portfolio was variable rate. These loans are generally tied to the prime rate and may or may not have minimum or maximum rates included in the terms.
The following table sets forth the maturity distribution of Fincastle’s loans, by type, as of December 31, 2020, as well as the type of interest requirement on loans with maturities greater than one year. For purposes of this table, variable rate loans are included in the period of their final maturity, as opposed to their repricing date.

Maturity Distribution of Loans
	Maturity
December 31, 2020	Within 1 Year	1-5 Years	After 5 Years	Total
	(dollars in thousands)
Loans secured primarily by real estate:
Residential(1)	$1,758	$3,107	$46,724	$51,589
Construction	7,102	1,678	3,631	12,411
Commercial and agricultural	8,690	14,978	58,799	82,467
Commercial, other	4,828	31,538	13,283	49,649
Nondepository financial institutions and other	13	569	4,250	4,832
Consumer	103	868	38	1,009
Total	$22,494	$52,738	$126,725	$201,957
	Interest sensitivity
	Fixed rate	Variable rate
Due after one year	$74,786	$104,677
(1)
This category includes home equity lines of credit and junior liens. Home equity lines of credit totaled $3.7 million as of December 31, 2020. There were $1.5 million of closed end junior liens outstanding at December 31, 2020.

Investment Securities
The investment portfolio is a significant component of earning assets and a source of liquidity. Total investment securities averaged $15.2 million in 2020 as compared to $24.0 million in 2019. The following table sets forth Fincastle’s investment securities by type, for 2020, 2019, and 2018.
	December 31, (dollars in thousands)
	2020	2019	2018
Securities Available for Sale:
U.S. Treasury and U.S. government sponsored agency securities	$5,706	$19,719	$29,304
Obligations of states and political subdivisions	1,587	—	—
Mortgage-backed securities	1,500	1,139	1,462
Asset-backed securities	—	—	—
Other equity securities	6,020	2,029	2,039
Total AFS amortized cost	$14,813	$22,887	$32,805
Total AFS fair value and carrying value	$15,006	$22,892	$32,250

Securities Held to Maturity (“HTM”):
Mortgage-backed securities	$—	$—	$—
Private placement and corporate bonds	—	—	—
Total HTM amortized cost and carrying value	—	—	—
Total HTM fair value	—	—	—

Investment Securities Maturity Distribution and Yields
The following table shows, at amortized cost, the expected maturities and average yield (computed on a pre-tax basis) of securities held at December 31, 2020:
	Securities available for sale – maturity distribution and weighted average yield at December 31, 2020
	Within one year		After one year but Within five years		After five years but Within ten years		After ten years		Total
(Dollars in thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
U.S. government-sponsored agency securities	$—	—%	$5,262	0.70%	$445	2.45%	$—	—%	$5,707	0.84%
Mortgage-backed securities	—	—	—	—	824	1.82	676	2.09	1,500	1.94
Obligations of states and political subdivisions	474	1.94	1,113	1.35	—	—	—	—	1,587	1.53
Private placement and corporate bonds	998	3.41	3,003	2.43	2,018	3.91	—	—	6,019	3.09
Other securities	—	—	—	—	—	—	—	—	—	—
Total carrying value	$1,472	—%	$9,378	1.33%	$3,287	3.19%	$676	2.09%	$14,813	1.94%

	Securities HTM – maturity distribution and weighted average yield at December 31, 2020
Mortgage-backed securities	$—	—%	$—	—%	$—	—%	$—	—%	$—	—%
Private placement and corporate bonds	—	—	—	—	—	—	—	—	—	—
Total carrying value	$—	—%	$—	—%	$—	—%	$—	—%	$—	—%
Other than debt securities issued by U.S. Government or U.S. Government agencies, there were no investments owned by Fincastle as of December 31, 2020, of any one issuer that exceeds 10% of Fincastle’s shareholders’ equity.
Other Short-term Investments
Fincastle invests a portion of its excess liquidity in Federal Funds Sold. Such deposits offer daily liquidity and pay market rates of interest that at December 31, 2020 were benchmarked at 0.00% to 0.25% by the Federal Reserve. Actual rates received vary slightly based upon money supply and demand among banks. These investments averaged $123,000 in 2020 and $122,000 in 2019.
Deposits in Other Financial Institutions
As of December 31, 2020, Fincastle held deposits in other financial institutions averaging $16.7 million. Those deposits had an average yield of 0.48%.
Deposits
The following table sets forth Fincastle’s deposits by category:
	December 31 (dollars in thousands)
	2020	% of Total	2019	% of Total	2018	% of Total
Noninterest-bearing demand deposits	$88,589	39.5%	$63,463	33.2%	$61,019	34.1%
Interest-bearing demand deposits	17,757	7.9	16,728	8.8	15,916	8.9
Savings deposits (excluding brokered deposits)	64,614	28.8	58,246	30.5	56,819	31.7
Time deposits less than $100,000	26,300	11.7	27,244	14.3	23,484	13.1
Time deposits over $100,000 and less than $250,000	21,690	9.7	20,365	10.7	18,323	10.2
Time deposits over $250,000	5,313	2.4	4,738	2.5	3,551	2.0
Total deposits	224,263	100.0	190,784	100.0	179,112	100.0
Total time deposits over $100,000	$27,003	12.1%	$25,103	13.2%	$21,874	12.2%

The following table sets forth Fincastle’s average deposits and rates by category:
Average Deposits and Rates
(dollars in thousands)
	2020		2019		2018
	Amount	Rate	Amount	Rate	Amount	Rate
Noninterest-bearing demand deposits	$82,233	—%	$62,054	—%	$59,779	—%
Interest-bearing transaction accounts	17,389	0.43%	15,860	0.49%	16,255	0.52%
Savings and Money Market	61,396	0.15%	56,852	0.24%	57,892	0.22%
Time deposits	52,982	1.61%	51,803	1.98%	40,544	1.47%
Total average deposits	214,000	0.48%	186,569	0.66%	174,470	0.46%
The following table sets forth Fincastle’s time deposits greater than $100,000 by maturity.
Maturities of Certificates of Deposit of $100,000 or More as of December 31, 2020
(in thousands)
Maturity:
Within 3 months	$7,762
After 3 months through 6 months	6,425
After 6 months through 12 months	5,684
After 12 months	7,132
Total time deposits of $100,000 or more	$27,003
Borrowings
Fincastle had a line of credit to borrow funds from the FHLB in the amount of up to 25% of its assets as of December 31, 2020, up to 25% of its assets as of December 31, 2019 and up to 25% of its assets as of December 31, 2018. Any funds borrowed from the FHLB are collateralized by a lien on certain of Fincastle’s available for sale securities and loans. There were no amounts borrowed from the FHLB as of December 31, 2020, 2019, or 2018.
Also, at December 31, 2020, Fincastle had an unused line of credit to purchase federal funds totaling $10 million from an unrelated bank. This line of credit is available on an overnight basis for general corporate purposes of Fincastle. The line automatically renews on an annual basis.
Also, at December 31, 2020, Fincastle also had an unused Paycheck Protection Program Liquidity Facility with the Federal Home Loan Bank of Richmond totaling $22.2 million.
Capital Adequacy and Dividends
	December 31
	2020	2019	2018
Return on average assets	0.68%	0.99%	0.42%
Return on average equity	6.13%	8.14%	3.41%
Dividend payout ratio	—%	—%	—%
Fincastle is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on Fincastle’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Fincastle must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Fincastle’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require Fincastle to maintain minimum amounts and ratios. In July 2013, federal bank regulatory agencies issued final rules to revise their risk-based capital requirements and the method for calculating risk-weighted assets consistent with agreements that were reached by the Basel Committee on Banking Supervision, or Basel III. The Basel III rules become effective January 1, 2015 and include transition provision that implemented certain portions of the rules through January 1, 2019. The rules define and quantify minimum thresholds for Common Equity Tier 1, or CET 1, total, and Tier 1 capital to risk-weighted assets, and Tier 1 capital to adjusted total assets, or Tier 1 leverage ratio. Tier 1 capital of Fincastle consists of common shareholders equity, excluding the unrealized gain or loss on securities available-for-sale, less certain intangible assets (if applicable), while CET 1 is comprised of Tier 1 capital, adjusted for certain regulatory deductions and limitations. Tier 2 capital consists of the allowance for loan losses subject to certain limitations. Total capital for purposes of computing the capital ratios consists of the sum of Tier 1 and Tier 2 capital. The new rule requires banks to hold CET 1 capital in excess of minimum risk-based capital ratios by at least 2.5% to avoid limits on capital distributions and certain discretionary bonus payments to executive officers. This additional capital, or Capital Conservation Buffer was phased in over the five-year period that beginning in 2016. Management believes that Fincastle meets all capital adequacy requirements to which it is subject. Fincastle’s actual capital amounts and ratios and minimum regulatory amounts and ratios established by regulations are set forth below (dollars in thousands).
	Actual		Minimum for Capital Adequacy Purposes		Minimum to be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2020
Total Capital (to risk-weighted assets)	$30,152	16.89%	$14,278	8.00%	$17,847	10.00%
Tier 1 Capital (to risk-weighted assets)	$27,905	15.63%	$10,708	6.00%	$14,278	8.00%
Common Equity Tier 1 Capital	$27,905	15.63%	$8,031	4.50%	$11,601	6.50%
Tier 1 Leverage Ratio	$27,905	10.95%	$10,185	4.00%	$12,731	5.00%

December 31, 2019
Total Capital (to risk-weighted assets)	$27,734	16.15%	$13,731	8.00%	$17,163	10.00%
Tier 1 Capital (to risk-weighted assets)	$25,575	14.90%	$10,298	6.00%	$13,731	8.00%
Common Equity Tier 1 Capital	$25,575	14.90%	$7,723	4.50%	$11,156	6.50%
Tier 1 Leverage Ratio	$25,575	11.71%	$8,730	4.00%	$10,913	5.00%
Liquidity Management
Liquidity is the ability to meet present and future financial obligations through either the sale or maturity of existing assets or the acquisition of additional funds through liability management. Liquid assets include cash, interest-bearing deposits with banks, investments and loans maturing within one year. Fincastle’s ability to obtain deposits and purchase funds at favorable rates determines its liquidity exposure. As a result of Fincastle’s management of liquid assets and the ability to generate liquidity through liability funding, management believes that Fincastle maintains overall liquidity sufficient to satisfy its depositors’ requirements and meet its customers’ credit needs.
Additional sources of liquidity available to Fincastle include, but are not limited to, loan repayments, the ability to obtain deposits through the adjustment of interest rates and the purchasing of federal funds. To further meet its liquidity needs, Fincastle also maintains an unsecured line of credit with its primary correspondent financial institution. Fincastle also has lines of credit with the Federal Home Loan Bank of Richmond that allow for secured borrowings.
Off-Balance Sheet Risk
Fincastle makes contractual commitments to extend credit in the ordinary course of its business activities. These commitments are legally binding agreements to lend money to customers of Fincastle at predetermined interest rates for a specified period of time. At December 31 2020 and 2019, unfunded commitments to extend credit were $26.2 million and $25.0 million, respectively. At December 31, 2020, the unfunded commitments consisted of

$23.5 million at variable rates and $2.7 million at fixed rates with $16.7 million expiring within one year. At December 31, 2019, the unfunded commitments consisted of $19.1 million at variable rates and $5.9 million at fixed rates with $17.4 million expiring within one year. Past experience indicates that many of these commitments to extend credit will expire unused and it is unlikely that a large portion would be used in a short period of time. However, through its various sources of liquidity discussed above, Fincastle believes that it will have the necessary resources to meet these obligations should the need arise.
In addition to commitments to extend credit, Fincastle also issues standby letters of credit that are assurances to a third party that it will not suffer a loss if Fincastle’s customer fails to meet its contractual obligation to the third party. Standby letters of credit totaled approximately $4.8 million and $4.9 million at December 31, 2020 and 2019, respectively. Past experience indicates that many of these standby letters of credit will expire unused. However, through its various sources of liquidity discussed above, Fincastle believes that it will have the necessary resources to meet these obligations should the need arise.
Fincastle offers an automatic overdraft protection product. Approximately $138,000 of overdraft protection was available to customers under this product as of December 31, 2020. Fincastle expects the majority of this capacity will not be used. During 2020, the average balance of demand deposit overdrafts for all participating banking customers was approximately $396,000.
Fincastle is also a party to an agreement with the Federal Home Loan Bank of Atlanta whereby the Federal Home Loan Bank of Atlanta issued a $6.0 million letter of credit on behalf of Fincastle to secure public deposits. Fincastle does not expect this letter of credit to be drawn upon, however, through its various sources of liquidity discussed above, Fincastle believe that it will have the necessary resources to meet this obligation should the need arise.
Fincastle is not involved in other off-balance sheet contractual relationships, unconsolidated entities that have off-balance sheet arrangements or transactions that could result in liquidity needs or other commitments or significantly impact earnings. Fincastle did not maintain any material obligations under non-cancelable lease agreements at December 31, 2020.
Impact of Inflation
Since the assets and liabilities of a bank are primarily monetary in nature (payable in fixed, determinable amounts), the performance of a bank is affected more by changes in interest rates than by inflation. Interest rate generally increase as the rate of inflation increases, but the magnitude of the change in rates may not be the same.
While the effect of inflation on banks is normally not as significant as is its influence on those businesses that have large investments in plant and inventories, it does have an effect. During periods of high inflation, there are normally corresponding increases in the money supply, and banks will normally experience above-average growth in assets, loans, and deposits. Additionally, general increases in the prices of goods and services usually result in increased operating expenses.

NO APPRAISAL OR DISSENTER RIGHTS
Dissenters’ rights or appraisal rights are statutory rights that, if applicable under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction.
Under the VSCA, holders of First National common stock will not be entitled to dissenters’ or appraisal rights in the merger with respect to their shares of First National common stock, and under Section 6.2-822 of the Code of Virginia, holders of Fincastle stock will not be entitled to dissenters’ or appraisal rights in the merger with respect to their shares of Fincastle common stock.

EXPERTS
The consolidated financial statements of First National as of December 31, 2020 and 2019, and for the years then ended have been incorporated by reference herein and in the registration statement in reliance upon the reports of Yount, Hyde & Barbour, P.C., an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
The consolidated financial statements of Fincastle as of December 31, 2020 and 2019, and for the years then ended have been included herein and in the registration statement in reliance upon the reports of Yount, Hyde & Barbour, P.C., an independent registered public accounting firm, included herein, and upon the authority of said firm as experts in accounting and auditing.

LEGAL OPINIONS
Nelson Mullins Riley & Scarborough, LLP will deliver, prior to the effective time of the merger, their opinion to First National and Fincastle, respectively, as to certain United States federal income tax consequences of the merger. See “Material United States Federal Income Tax Consequences of the Merger” beginning on page 93.
The legality of shares of First National common stock offered by this joint proxy statement/prospectus will be passed upon for First National by Nelson Mullins Riley & Scarborough, LLP.

HOUSEHOLDING OF PROXY MATERIALS
The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and annual reports with respect to two or more shareholders sharing the same address by delivering a single proxy statement or annual report, as applicable, addressed to those shareholders. As permitted by the Exchange Act, only one copy of this joint proxy statement/prospectus is being delivered to shareholders residing at the same address, unless such shareholders have notified the company whose shares they hold of their desire to receive multiple copies of the joint proxy statement/prospectus. This process, which is commonly referred to as “householding,” potentially provides extra convenience for shareholders and cost savings for companies.
If you are a First National shareholder, First National will promptly deliver a separate copy of this joint proxy statement/prospectus to you if you direct your request to First National’s Investor Relations at Investor Relations, First National Corporation, 112 West King Street, Strasburg, Virginia 22657, or by calling (540) 465-9121. If you want to receive separate copies of a First National proxy statement in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, brokerage firm or other nominee, or you may contact First National at the above address and telephone number.
If you are a Fincastle shareholder, Fincastle will promptly deliver a separate copy of this joint proxy statement/prospectus to you if you direct your request to Fincastle’s Investor Relations at Investor Relations, The Bank of Fincastle, P.O. Box 107, Fincastle, Virginia 24090 or by calling Scott Steele at (540) 473-2761.. If you want to receive separate copies of a Fincastle proxy statement in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, brokerage firm or other nominee, or you may contact Fincastle at the above address and telephone number.

OTHER MATTERS
As of the date of this joint proxy statement/prospectus, neither the First National board of directors nor the Fincastle board of directors knows of any matters that will be presented for consideration at their respective meetings of shareholders, other than as described in this joint proxy statement/prospectus. If any other matters properly come before the First National special meeting or the Fincastle special meeting, or any adjournment or postponement thereof, and are voted upon, the enclosed proxies will be deemed to confer discretionary authority on the individuals that it names as proxies to vote the shares represented by the proxies as to any of these matters.

FIRST NATIONAL ANNUAL MEETING SHAREHOLDER PROPOSALS
Under the regulations of the SEC, any First National shareholder desiring to make a proposal to be acted upon at the First National 2022 Annual Meeting of Shareholders must cause such proposal to be received, in proper form, at First National’s principal executive offices at 112 West King Street, Strasburg, Virginia 22657, no later than December 2, 2021, in order for the proposal to be considered for inclusion in First National’s proxy statement for that meeting. The Company presently anticipates holding the 2022 Annual Meeting of Shareholders on May 11, 2022.
First National’s bylaws also prescribe the procedure that a shareholder must follow to nominate directors or to bring other business before shareholders’ meetings outside of the proxy statement process. For a shareholder to nominate a candidate for director or to bring other business before a meeting, notice must be received by the Secretary of First National not less than 60 days and not more than 90 days prior to the date of the meeting. Based upon an anticipated date of May 11, 2022 for the 2022 Annual Meeting of Shareholders, First National must receive such notice no later than March 12, 2022 and no earlier than February 10, 2022. Notice of a nomination for director must describe various matters regarding the nominee and the shareholder giving the notice. Notice of other business to be brought before the meeting must include a description of the proposed business, the reasons therefore, and other specified matters regarding the shareholder giving the notice. Any shareholder may obtain a copy of First National’s bylaws, without charge, upon written request to the Secretary of First National.

FINCASTLE ANNUAL MEETING SHAREHOLDER PROPOSALS
If the merger is completed, Fincastle will not have shareholders and there will be no public participation in any future meeting of shareholders. However, if the merger is not completed or if Fincastle is otherwise required to do so under applicable law, Fincastle will hold a 2022 annual meeting of shareholders. Any shareholder nominations or proposals for other business intended to be presented at Fincastle’s next annual meeting must be submitted to Fincastle as set forth below.
Any shareholder proposal intended for inclusion in Fincastle’s proxy statement and proxy card relating to its 2022 meeting must comply with the procedures in Fincastle’s bylaws. Under the bylaws, notice of a proposed nomination or shareholder proposal meeting certain specified requirements must be delivered to, or mailed or received by Fincastle within 10 days after notice of any meeting of shareholders. Written notice of a shareholder meeting must be provided not less than 25 nor more than 60 days before the meeting date. The date on which the 2022 annual meeting of shareholders of Fincastle would be expected to be held is May 25, 2022. Accordingly, assuming that Fincastle provides 25 days prior notice of the meeting, any notice of nomination or other business must be delivered to, or mailed or received by Fincastle no later than May 10, 2022.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
The SEC allows First National to incorporate certain information into this joint proxy statement/prospectus by reference to other information that has been filed with the SEC. The information incorporated by reference is deemed to be part of this joint proxy statement/prospectus, except for any information that is superseded by information contained directly in this joint proxy statement/prospectus or by information contained in documents filed with or furnished to the SEC after the date of this joint proxy statement/prospectus. The documents that are incorporated by reference contain important information about First National and Fincastle and their financial conditions and you should read this joint proxy statement/prospectus together with any other documents incorporated by reference in this joint proxy statement/prospectus.
This joint proxy statement/prospectus incorporates by reference the following documents that have previously been filed with the SEC by First National (Central Index Key 0000719402), other than, in each case, documents or information deemed to have been furnished and not filed according to SEC rules:
•	Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed on March 31, 2021;
•	Proxy Statement on Schedule 14A for the 2021 annual meeting of First National shareholders filed with the SEC on April 1, 2021;
•	Current Reports on Form 8-K filed with the SEC on February 2, 2021, February 11, 2021 and February 18, 2021 (other than the portions of those documents not deemed to be filed); and
•
The description of First National’s common stock contained in First National’s Registration Statement on Form S-3 filed with the SEC on November 15, 2018, and any amendment or report filed for the purpose of updating such description.

In addition, First National is incorporating by reference all documents that it may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus and prior to the date of the First National special meeting, provided, however, that First National is not incorporating by reference any information furnished (but not filed), except as otherwise specified herein.
Except where the context otherwise indicates, the information contained in this joint proxy statement/prospectus with respect to First National was provided by First National, and the information contained in this joint proxy statement/prospectus with respect to Fincastle was provided by Fincastle.
First National files annual, quarterly and special reports, proxy statements and other business and financial information with the SEC, and the SEC maintains a website located at www.sec.gov containing this information. You may obtain the information incorporated by reference and any other materials First National files with the SEC without charge by following the instructions in the section of this joint proxy statement/prospectus entitled “Where You Can Find More Information” in the forepart of this joint proxy statement/prospectus.
No person has been authorized to give any information or make any representation about the merger or First National or Fincastle that differs from, or adds to, the information in this joint proxy statement/prospectus or in documents that are publicly filed with the SEC. We take no responsibility for, and provide no assurance as to the reliability of, any other information that others may give you. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than the date of this joint proxy statement/prospectus, and neither the mailing of this joint proxy statement/prospectus to First National shareholders and Fincastle shareholders nor the issuance of First National common stock in the merger shall create any implication to the contrary.

Annex A
AGREEMENT AND PLAN OF MERGER

By And Between

FIRST NATIONAL CORPORATION,

FIRST BANK

and

THE BANK OF FINCASTLE
Dated as of

February 18, 2021
A-1

i

ii

iii

LIST OF EXHIBITS
Exhibit	Description
A	Form of Employment Agreement
B	Form of Settlement Agreement
C	Form of Officers and Directors Agreement
iv

AGREEMENT AND PLAN OF MERGER
THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of February 18, 2021, is by and between First National Corporation, a Virginia corporation (“Parent”), First Bank, a Virginia state-chartered member bank and wholly-owned subsidiary of Parent (“First Bank”), and The Bank of Fincastle, a Virginia state-chartered commercial bank (“BFTL”). Except as otherwise set forth herein, capitalized and certain other terms used herein shall have the meanings set forth in Section 10.1 of this Agreement.
RECITALS
WHEREAS, the respective boards of directors of each of Parent, First Bank and BFTL have (i) determined that this Agreement and the business combination and related transactions contemplated hereby are in the best interests of their respective entities and shareholders; (ii) determined that this Agreement and the transactions contemplated hereby are consistent with and in furtherance of their respective business strategies; (iii) adopted this Agreement and, (A) in the case of BFTL, in accordance with the provisions of this Agreement, will recommend approval of this Agreement to its shareholders, (B) in the case of Parent, in accordance with the provisions of this Agreement, will recommend to its shareholders to approve the issuance of the Stock Consideration, and (C) in the case of First Bank, in accordance with the provisions of this Agreement, will approve this Agreement by the written consent of the Parent, as the sole shareholder of First Bank, in lieu of a meeting of shareholders, provided that such action by written consent is authorized under the applicable Articles of Incorporation, Bylaws, or as otherwise provided by Law.
WHEREAS, in accordance with the terms of this Agreement, BFTL will merge with and into First Bank, with First Bank being the surviving entity (the “Merger”);
WHEREAS, as a material inducement and as additional consideration to Parent and First Bank to enter into this Agreement, (i) certain BFTL executives shall enter into an employment agreement with Parent and First Bank, which shall become effective only upon the effective time of the Merger; and (ii) each of the directors and executive officers of BFTL have entered into a voting and support agreement with Parent dated as of the date hereof (each an “Officers and Directors Agreement” and collectively, the “Officers and Directors Agreements”), pursuant to which each such person has agreed, among other things, to vote all shares of BFTL Common Stock owned by such person in favor of the approval of this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth in this Agreement;
WHEREAS, the Merger and the transactions contemplated hereby are subject to the approvals of the common shareholders of each of Parent, First Bank and BFTL, regulatory agencies, and the satisfaction of certain other conditions described in this Agreement;
WHEREAS, the Parties desires to make certain representations, warranties, covenants and agreements in connection with the transactions described in this Agreement and also to prescribe various conditions thereto; and
WHEREAS, First Bank and BFTL intend, (i) for federal income tax purposes, that the Merger qualify as a “reorganization” described in Section 368(a) of the Code; (ii) that this Agreement constitute a “plan of reorganization” within the meaning of Section 1.368-2(g) of the regulations promulgated under the Code; and (iii) that Parent, First Bank and BFTL will each be a “party to the reorganization” within the meaning of Section 368(b) of the Code.
NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Parties, intending to be legally bound, agree as follows:
ARTICLE 1
TRANSACTIONS AND TERMS OF MERGER
1.1 Merger
Subject to the terms and conditions of this Agreement, at the Effective Time, BFTL shall be merged with and into First Bank pursuant to and with the effect provided in Sections 6.2-822C and 13.1-721 of the VSCA, and First Bank shall be the Surviving Bank resulting from the Merger and shall continue to be governed by the Laws of the Commonwealth of Virginia. The Merger shall be consummated pursuant to the terms of this Agreement, which has been approved and adopted by the respective Boards of Directors of Parent, First Bank and BFTL.

1.2 Time and Place of Closing
The closing of the transactions contemplated hereby (the “Closing”) will take place at 9:00 A.M. Eastern Time on the date that the Effective Time occurs, or at such other time as the Parties, acting through their authorized officers, may mutually agree. The Closing shall be held at such location as may be mutually agreed upon by the Parties and may be effected by electronic or other transmission of signature pages, as mutually agreed upon.
1.3 Effective Time.
The Merger shall become effective on the date and time the Articles of Merger (the “Articles of Merger”) reflecting the Merger shall be filed and become effective with the Commonwealth of Virginia State Corporation Commission (the “Effective Time”). Subject to the terms and conditions hereof, unless otherwise mutually agreed upon in writing by the authorized officers of each Party, the Parties shall use their reasonable efforts to cause the Effective Time to occur within ten business days of the last of the following dates to occur (or, if Parent or BFTL elects, on the first day of the first month after the last of the following dates to occur): (i) the effective date (including expiration of any applicable waiting period) of the last required Consent of any Regulatory Authority having authority over and approving or exempting the Merger, (ii) the date on which the common shareholders of BFTL approve this Agreement to the extent such approval is required by applicable Law, and (iii) the date on which the common shareholders of Parent approve the issuance of the Stock Consideration to the extent such approval is required by applicable Law.
1.4 Restructure of Transactions.
Parent shall have the right to revise the structure of the Merger contemplated by this Agreement, provided, that no such revision to the structure of the Merger (i) shall result in any changes in the amount or type of the consideration which the holders of shares of BFTL Common Stock or BFTL Options are entitled to receive under this Agreement, (ii) would unreasonably impede or delay consummation of the Merger, (iii) imposes any less favorable terms or conditions on BFTL, (iv) would cause the transaction not to qualify as a “reorganization” pursuant to Section 368(a) of the Code; (v) increases the tax liability of BFTL or the holders of BFTL Common Stock as a result of such revision to the structure of the Merger, or (vi) shall otherwise require the approval of the holders of shares of BFTL Common Stock pursuant to Section 13.1-716(F) of the VSCA. Parent may request such revision by giving written notice to BFTL in the manner provided in Section 10.8, which notice shall be in the form of an amendment to this Agreement or in the form of an Amended and Restated Agreement and Plan of Merger, and the addition of such other Exhibits hereto as are reasonably necessary or appropriate to effect such change. BFTL will take any reasonable actions necessary to implement such change.
ARTICLE 2
TERMS OF MERGER
2.1 Articles of Incorporation.
The Articles of Incorporation of First Bank in effect immediately prior to the Effective Time shall be the Articles of Incorporation of the Surviving Bank until otherwise duly amended or repealed.
2.2 Bylaws.
The Bylaws of First Bank in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Bank until otherwise duly amended or repealed.
2.3 Directors and Officers.
The directors of First Bank in office immediately prior to the Effective Time, together with the individuals to be appointed pursuant to Section 7.12 herein, shall serve as the directors of the Surviving Bank from and after the Effective Time in accordance with the Surviving Bank’s Articles of Incorporation and Bylaws, until the earlier of their resignation or removal or otherwise ceasing to be a director. The officers of First Bank in office immediately prior to the Effective Time, together with such additional individuals as may thereafter be appointed, shall serve as the officers of the Surviving Bank from and after the Effective Time in accordance with the Surviving Bank’s Bylaws, until the earlier of their resignation or removal or otherwise ceasing to be an officer.

ARTICLE 3
MANNER OF CONVERTING SHARES
3.1 Effect on BFTL Common Stock.
(a) At the Effective Time, in each case subject to Sections 3.1(d) and 3.2, by virtue of the Merger and without any action on the part of the Parties, each share of BFTL Common Stock that is issued and outstanding immediately prior to the Effective Time (other than shares of BFTL Common Stock held by either Party or any Subsidiary of either Party (and in each case other than shares of BFTL Common Stock held on behalf of third parties or held by any Parent Entity or BFTL Entity as a result of debts previously contracted (such as a foreclosure on a loan)) shall be converted into the right to receive one of the following: (i) cash in the amount of $3.30 less any applicable withholding Taxes (the “Cash Consideration”); (ii) a number of duly authorized, validly issued, fully paid and non-assessable shares of Parent Common Stock equal to the Exchange Ratio (the “Stock Consideration”); or (iii) a combination of the Cash Consideration and Stock Consideration (the “Mixed Consideration”), in such proportions as requested by a BFTL shareholder to the extent available after the proration of the total Merger Consideration to 80% Stock Consideration and 20% Cash Consideration in accordance with Section 3.2 of this Agreement (items (i), (ii), and (iii) are referred to herein individually as the “Per Share Merger Price” and collectively as the “Merger Consideration”)). The “Exchange Ratio” shall be 0.1649 shares of Parent Common Stock per one share of BFTL Common Stock.
(b) At the Effective Time, all shares of BFTL Common Stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist as of the Effective Time, and, with the exception of shares of BFTL Common Stock described in Section 3.1(d), each certificate or non-certificate shares (the “BFTL Book-Entry Shares”) previously representing any such shares of BFTL Common Stock shall thereafter represent only the right to receive the Per Share Merger Price.
(c) If, prior to the Effective Time, the outstanding shares of BFTL Common Stock or the outstanding shares of Parent Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or if a record date prior to the Effective Time has been established with respect to any such change in capitalization, then an appropriate and proportionate adjustment shall be made to the Per Share Merger Price. For the avoidance of doubt, no such adjustment shall be made as a result of Parent’s Dividend Reinvestment Plan.
(d) Each share of BFTL Common Stock issued and outstanding immediately prior to the Effective Time and owned by any of the Parties or their respective Subsidiaries (in each case other than shares of BFTL Common Stock held on behalf of third parties or as a result of debts previously contracted) shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, shall be cancelled and retired without payment of any consideration, and shall cease to exist (the “Excluded Shares”).
3.2 Election and Proration Procedures
(a) Concurrent with the mailing of the Joint Proxy Statement/Prospectus, or such other date as Parent and BFTL shall mutually agree (the “Mailing Date”), an election form (an “Election Form”), together with the transmittal materials described in Section 3.3 below, shall be mailed to each holder of BFTL Common Stock of record as of the record date for the special meeting of shareholders of BFTL (the “Record Date”) by the exchange agent selected by Parent and reasonably acceptable to BFTL (the “Exchange Agent”). BFTL shall provide all information reasonably necessary for the Exchange Agent to perform its obligations as specified herein.
(b) Subject to the provisions of this Article 3 (including, without limitation, Sections 3.2(e) and (f)), each Election Form shall entitle the holder of BFTL Common Stock (or the beneficial owner through appropriate and customary documentation and instructions) to elect to receive (i) the Stock Consideration for all of such holder’s shares (a “Stock Election”), (ii) the Cash Consideration for all of such holder’s shares (a “Cash Election”), (iii) the Mixed Consideration for all of such holder’s shares (a “Mixed Election”), or (iv) make no election (a “Non-Election”). Holders of record of BFTL Common Stock who hold such shares as nominees, trustees or in other representative capacity (a “Holder Representative”) may submit multiple Election Forms, provided that such Holder Representative certifies that each such Election Form covers all of the shares of BFTL Common Stock held by that Holder Representative for a particular beneficial owner. The shares of BFTL Common Stock as to which a Stock Election has been made (including pursuant to a Mixed Election) are referred to herein as

“Stock Election Shares” and the aggregate number thereof is referred to herein as the “Stock Election Number.” The shares of BFTL Common Stock as to which a Cash Election has been made (including pursuant to a Mixed Election) are referred to herein as “Cash Election Shares” and the aggregate number thereof is referred to as the “Cash Election Number.” Shares of BFTL Common Stock as to which no election has been made (or as to which an Election Form is not properly completed or returned in a timely fashion) are referred to as “Non-Election Shares.”
(c) Parent shall make available Election Forms to all persons who become holders (or beneficial owners) of BFTL Common Stock between the Record Date and the Effective Time, and BFTL shall provide to Exchange Agent all information reasonably necessary for it to perform as specified herein.
(d) To be effective, a properly completed Election Form must be received by the Exchange Agent on or before 4:00 p.m., local time, on such date as the Parties may mutually agree (the “Election Deadline”), but in no event shall be later than seven calendar days following the Effective Time. An election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. An Election Form shall be deemed properly completed only if accompanied by one or more certificates, if applicable, representing all shares of BFTL Common Stock covered by such Election Form, or the guaranteed delivery of such certificates (or customary affidavits and, if required by Parent, indemnification regarding the loss or destruction of such certificates), together with duly completed transmittal materials. For the holders of BFTL Common Stock who make a Non-Election, subject to Section 3.2(f), Parent shall have the authority (which Parent may delegate to the Exchange Agent) to determine the type of consideration constituting the Per Share Merger Price to be exchanged for the Non-Election Shares. Any BFTL shareholder may at any time prior to, but not after, the Election Deadline change his or her election by written notice received by the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed revised Election Form. Any BFTL shareholder may, at any time prior to the Election Deadline, revoke his or her election by written notice received by the Exchange Agent prior to the Election Deadline or by withdrawal prior to the Election Deadline of his or her certificates, or of the guarantee of delivery of such certificates. If a BFTL shareholder either (i) does not submit a properly completed Election Form by the Election Deadline or (ii) revokes its Election Form prior to the Election Deadline but does not submit a new properly executed Election Form prior to the Election Deadline, the shares of BFTL Common Stock held by such BFTL shareholder shall be designated as Non-Election Shares. Subject to the terms of this Agreement and the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly made and to disregard immaterial defects in any Election Form, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive.
(e) The number of shares of BFTL Common Stock to be converted into the right to receive the Cash Consideration shall be equal to 20% of the number of shares of BFTL Common Stock outstanding immediately prior to the Effective Time (the “Aggregate Cash Limit”), and the number of shares of BFTL Common Stock to be converted into the right to receive the Stock Consideration shall be equal to 80% of the number of shares of BFTL Common Stock outstanding immediately prior to the Effective Time (the “Aggregate Stock Limit”).
(f) Within ten business days after the Election Deadline, Parent shall cause the Exchange Agent to effect the allocation among holders of BFTL Common Stock of rights to receive the Per Share Merger Price and to distribute such as follows:
(i) if the Stock Election Number exceeds the Aggregate Stock Limit, then all Cash Election Shares and all Non-Election Shares shall be converted into the right to receive the Cash Consideration, and the Stock Election Shares shall be converted into the right to receive (A) the Stock Consideration in respect of that number of Stock Election Shares equal to the product obtained by multiplying (1) the number of Stock Election Shares held by such holder by (2) a fraction, the numerator of which is the Aggregate Stock Limit and the denominator of which is the Stock Election Number, plus (B) the Cash Consideration in respect of the remaining number of such Stock Election Shares;
(ii) if the Cash Election Number exceeds the Aggregate Cash Limit, then all Stock Election Shares and all Non-Election Shares shall be converted into the right to receive the Stock Consideration, and the Cash Election Shares shall be converted into the right to receive (A) the Cash Consideration in respect of that number of Cash Election Shares equal to the product obtained by multiplying (1) the number of Cash

Election Shares held by such holder by (2) a fraction, the numerator of which is the Aggregate Cash Limit, and the denominator of which is the Cash Election Number, plus (B) the Stock Consideration in respect of the remaining number of such Cash Election Shares; and
(iii) if the Stock Election Number and the Cash Election Number do not exceed the Aggregate Stock Limit and the Aggregate Cash Limit, respectively, then (i) all Cash Election Shares shall be converted into the right to receive the Cash Consideration, (ii) all Stock Election Shares shall be converted into the right to receive the Stock Consideration, and (iii) all Non-Election Shares shall be converted into the right to receive the Cash Consideration and/or the Stock Consideration such that the aggregate number of shares of BFTL Common Stock entitled to receive the Cash Consideration is equal to the Aggregate Cash Limit and the aggregate number of shares of BFTL Common Stock entitled to receive the Stock Consideration is equal to the Aggregate Stock Limit.
Notwithstanding anything in this Section 3.2(f) to the contrary, if the Cash Election Number exceeds the Aggregate Cash Limit, then Parent shall have the right, at its sole discretion, to increase the Aggregate Cash Limit, (the “Revised Aggregate Cash Limit”) and effect the allocation set forth in this Section 3.2(f) using the Revised Aggregate Cash Limit; provided, however, that such Revised Aggregate Cash Limit does not exceed 22% and that such increase in the Aggregate Cash Limit does not prohibit the Merger from being treated for federal income Tax purposes as a reorganization within the meaning of Section 368(a) of the Code.
3.3 Exchange Procedures.
(a) On the Closing Date, Parent shall make available to the Exchange Agent, for exchange in accordance with this Section 3.3, the Merger Consideration (including cash in an aggregate amount sufficient for payment in lieu of fractional shares of Parent Common Stock to which holders of BFTL Common Stock may be entitled pursuant to Section 3.7). In addition, Parent shall make available to the Exchange Agent, as necessary from time to time at or after the Effective Time, any dividends or other distributions payable pursuant to Section 3.3(f). All Merger Consideration (including cash in an aggregate amount sufficient for payment in lieu of fractional shares of Parent Common Stock to which holders of BFTL Common Stock may be entitled pursuant to Section 3.7) and dividends and distributions made available to the Exchange Agent pursuant to this Section 3.3(a) shall hereinafter be referred to as the “Exchange Fund.” In the event the cash in the Exchange Fund shall be insufficient to fully satisfy all of the payment obligations to be made by the Exchange Agent hereunder (including pursuant to Section 3.7), Parent shall promptly make available to the Exchange Agent the amounts so required to satisfy such payment obligations in full. The Exchange Agent shall deliver the Merger Consideration and cash in lieu of any fractional shares of Parent Common Stock out of the Exchange Fund. Except as contemplated by this Section 3.3, the Exchange Fund will not be used for any other purpose.
(b) Unless different timing is agreed to by Parent and BFTL, not later than 20 days prior to the anticipated Effective Time, Parent shall cause the Exchange Agent to mail to the shareholders of BFTL Common Stock appropriate transmittal materials. The letter of transmittal shall provide instructions for the submission of certificates, if applicable, or instructions as to the BFTL Book-Entry Shares, representing shares of BFTL Common Stock (or an indemnity satisfactory to Parent and the Exchange Agent, if any of such certificates are lost, stolen, or destroyed) to each holder of record of shares of BFTL Common Stock converted into the right to receive the applicable portion of the Merger Consideration at the Effective Time. The Exchange Agent may establish such other reasonable and customary rules and procedures in connection with its duties as it may deem appropriate. Parent shall pay all charges and expenses, including those of the Exchange Agent, in connection with the distribution of the Per Share Merger Price as provided in Sections 3.1 and 3.2. Holders of BFTL Common Stock will be responsible for all charges and expenses associated with replacing any lost, mutilated, stolen, or destroyed certificates, including any indemnity bond expenses, as described in Section 3.3(c). Parent or the Exchange Agent will maintain a book entry list of Parent Common Stock to which each holder of BFTL Common Stock is entitled. Certificates representing Parent Common Stock into which BFTL Common Stock has been converted will not be issued.
(c) After receipt of the transmittal materials from the Exchange Agent, each holder of shares of BFTL Common Stock (other than Excluded Shares) issued and outstanding shall surrender the certificate or certificates representing such shares to the Exchange Agent, together with duly executed transmittal materials provided by the Exchange Agent, and shall promptly after the Effective Time, or the surrender of such shares of BFTL Common Stock (or an indemnity satisfactory to BFTL, Parent and the Exchange Agent, if any of such certificates are lost, stolen, or destroyed) if later, the Exchange Agent shall deliver in exchange therefor the consideration provided in Sections 3.1 and 3.2 (and any unpaid dividends or distributions thereon), without interest, pursuant to this Section 3.3. The certificate or certificates of BFTL Common Stock so surrendered shall be duly endorsed as the Exchange Agent may reasonably require. Parent shall not be obligated to deliver the consideration to which any former holder of BFTL Common Stock is entitled as a result of the Merger until such holder surrenders such holder’s certificate or certificates for exchange (or an indemnity satisfactory to BFTL, Parent and the Exchange Agent, if any of such certificates are lost, stolen, or destroyed) as provided in this Section 3.3.
In the event of a transfer of ownership of shares of BFTL Common Stock represented by one or more certificates that are not registered in the transfer records of BFTL, the Per Share Merger Price payable for such shares as provided in Sections 3.1 and 3.2 may be issued to a transferee if the certificate or certificates representing such shares are delivered to the Exchange Agent, accompanied by all documents required to evidence such transfer and by evidence reasonably satisfactory to the Exchange Agent that such transfer is proper and that any applicable stock transfer taxes have been paid.
In the event any certificate representing BFTL Common Stock shall have been lost, mutilated, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, mutilated, stolen, or destroyed and the posting by such person of a bond in such amount as the Exchange Agent may reasonably direct as indemnity against any claim that may be made against it with respect to such certificate, the Exchange Agent shall issue in exchange for such lost, mutilated, stolen, or destroyed certificate the Per Share Merger Price as provided for in Sections 3.1 and 3.2 (together with any unpaid dividends or distributions with respect thereto).
Any other provision of this Agreement notwithstanding, neither any Parent Entity, nor any BFTL Entity, nor the Exchange Agent shall be liable to any holder of BFTL Common Stock for any amounts paid or properly delivered in good faith to a public official pursuant to any applicable abandoned property, escheat, or similar Law.
(d) Each of Parent and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of BFTL Common Stock and BFTL Options such amounts, if any, as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local, or foreign Tax Law or by any Taxing Authority or Governmental Authority. Parent and/or the Exchange Agent shall timely remit such deducted and withheld amounts to the appropriate Taxing Authority or Governmental Authority. Parent shall be responsible for, and shall pay, any penalty or interest arising from failure to timely remit such amounts. To the extent that any amounts are so withheld by Parent or the Exchange Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of BFTL Common Stock, as applicable in respect of which such deduction and withholding was made by Parent or the Exchange Agent, as the case may be.
(e) Any portion of the Merger Consideration and cash delivered to the Exchange Agent by Parent pursuant to Section 3.3(a) that remains unclaimed by the holder of shares of BFTL Common Stock for six months after the Effective Time (as well as any proceeds from any investment thereof) shall be delivered by the Exchange Agent to Parent. Any holder of shares of BFTL Common Stock who has not theretofore complied with Section 3.3(b) shall thereafter look only to Parent for the consideration and any unpaid dividends or distributions deliverable in respect of each share of BFTL Common Stock such holder holds as determined pursuant to this Agreement without any interest thereon. If outstanding certificates for shares of BFTL Common Stock are not surrendered or the payment for them is not claimed prior to the date on which such shares of Parent Common Stock and cash would otherwise escheat to or become the property of any Governmental Authority, the unclaimed items shall, to the extent permitted by abandoned property and any other applicable Law, become the property of Parent (and to the extent not in its possession shall be delivered to it), free and clear of all claims or interest of any Person previously entitled to such property. Neither the Exchange Agent nor any Party to this Agreement shall be liable to any holder of stock represented by any certificate for any consideration paid to a Governmental Authority pursuant to applicable abandoned property, escheat or similar laws. Parent and the Exchange Agent shall be entitled to rely upon the stock transfer books of BFTL to establish the identity of those persons entitled to receive the consideration specified in this Agreement, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any certificate or certificates, Parent and the Exchange Agent shall be entitled to deposit any consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.
(f) No dividends or other distributions with respect to Parent Common Stock shall be paid to the holder of any unsurrendered certificate that immediately prior to the Effective Time represented shares of BFTL Common Stock with respect to the shares, if any, of Parent Common Stock represented thereby, in each case unless and until the surrender of such certificate (or an indemnity satisfactory to Parent and the Exchange Agent, if any of such certificates are lost, stolen, or destroyed) in accordance with this Section 3.3. Subject to the effect of applicable abandoned property, escheat or similar Laws, following surrender of any such certificate in accordance with this Section 3.3, the holder thereof shall be entitled to receive, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable and that have not been paid with respect to the whole shares of Parent Common Stock into which the shares of BFTL Common Stock represented by such certificate are converted and/or (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time (but before such surrender date) and with a payment date subsequent to the issuance of the Parent Common Stock payable with respect to whole shares of Parent Common Stock into which the shares of BFTL Common Stock represented by such certificate are converted.
(g) Approval of this Agreement by the shareholders of BFTL shall constitute ratification of the appointment of the Exchange Agent.
3.4 Effect on Parent and First Bank Common Stock.
At and after the Effective Time, each share of Parent Common Stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of Parent Common Stock and shall not be affected by the Merger. At and after the Effective Time, each share of First Bank common stock, par value $25.00 per share, issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of First Bank common stock and shall not be affected by the Merger.
3.5 BFTL Options.
(a) At the Effective Time, all Rights with respect to BFTL Common Stock pursuant to stock options granted by BFTL (the “BFTL Options”) which are outstanding immediately prior to the Effective Time, whether or not exercisable, shall be converted at the Effective Time into an obligation of Parent to pay (or, at the request of Parent, of BFTL to pay) and a right of the holder to receive, in full satisfaction of any Rights in respect of the BFTL Option, a cash payment equal to the product obtained by multiplying (1) the number of shares of BFTL Common Stock underlying such Person’s BFTL Options by (2) the excess, if any, of the Fair Market Value Per Share (as defined below) minus the exercise price per share under such BFTL Option (provided, that if the Fair Market Value Per Share does not exceed the exercise price per share of a particular BFTL Option, then by $0.01) (the “BFTL Option Price”), subject to any income or employment tax withholding required under the Code or any provision of applicable Law. The “Fair Market Value Per Share” means the sum of: (x) $3.30 multiplied by 0.20, plus (y) the product of the Average Parent Stock Price, multiplied by the Exchange Ratio, multiplied by 0.80. Parent shall pay (or, at the request of Parent, BFTL shall pay) the BFTL Option Price to each holder of BFTL Options outstanding as of the Effective Time within ten business days of the Effective Time.
(b) BFTL’s Board of Directors and its compensation committee shall not make any grants of BFTL Options following the execution of this Agreement.
(c) BFTL’s Board of Directors or its compensation committee shall make any adjustments or amendments to or make such determinations with respect to the BFTL Options necessary to effect the foregoing provisions of this Section 3.5.
3.6 Rights of Former BFTL Shareholders.
At the Effective Time, the stock transfer books of BFTL shall be closed as to holders of BFTL Common Stock and no transfer of BFTL Common Stock by any holder of such shares shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 3.3, each certificate theretofore representing shares of BFTL Common Stock (other than certificates representing Excluded Shares), shall from and after the Effective Time represent for all purposes only the right to receive the Per Share Merger Price, without interest, as provided in Article 3.
3.7 Fractional Shares.
Notwithstanding any other provision of this Agreement, each holder of shares of BFTL Common Stock exchanged pursuant to the Merger, who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all certificates delivered by such holder), shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of Parent Common Stock multiplied by the Average Parent Stock Price. No such holder will be entitled to dividends, voting rights, or any other rights as a shareholder in respect of any fractional shares.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF BFTL
BFTL represents and warrants to Parent and First Bank, except as set forth on the BFTL Disclosure Memorandum with respect to each such Section below, that the statements contained in the following ARTICLE 4 are correct as of the date of this Agreement and will be correct as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this ARTICLE 4), except as to any representation or warranty which specifically relates to an earlier date, which only need be correct as of such earlier date:
4.1 Organization, Standing, and Power.
BFTL is commercial bank chartered by the Commonwealth of Virginia, is duly organized, validly existing, and in good standing under the Laws of the Commonwealth of Virginia. BFTL has the corporate power and authority to carry on its business as now conducted and to own, lease, and operate its Assets. Except as described on Section 4.1 of the BFTL Disclosure Memorandum, neither BFTL or any BFTL Subsidiary, exercises trust powers or acts as an investment advisor, broker-dealer, or insurance agency. BFTL is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions where the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a BFTL Material Adverse Effect. The minute book and other organizational documents for BFTL have been made available to Parent for its review and are true and complete in all material respects as in effect as of the date of this Agreement and accurately reflect in all material respects all amendments thereto and all proceedings of the Board of Directors (including any committees of the Board of Directors) and shareholders thereof. BFTL is an “insured institution” as defined in the Federal Deposit Insurance Act and applicable regulations thereunder, and the deposits held by BFTL are insured up to applicable limits by the FDIC’s Deposit Insurance Fund.
4.2 Authority of BFTL; No Breach by Agreement.
(a) BFTL has the corporate power and authority necessary to execute, deliver, and, other than with respect to the Merger, perform this Agreement, and with respect to the Merger, upon the approval of the Merger, including any necessary approvals referred to in Sections 8.1(b) and 8.1(c) and by BFTL’s shareholders in accordance with this Agreement and the VSCA, to perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of BFTL, subject to the approval of this Agreement by the holders of a majority of the outstanding shares of BFTL Common Stock, which is the only BFTL shareholder vote required for approval of this Agreement and consummation of the Merger (the “Requisite BFTL Shareholder Vote”). Subject to any necessary approvals referred to in Sections 8.1(b) and 8.1(c) and by such Requisite BFTL Shareholder Vote, this Agreement represents a legal, valid, and binding obligation of BFTL, enforceable against BFTL in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

(b) Neither the execution and delivery of this Agreement by BFTL, nor the consummation by BFTL of the transactions contemplated hereby, nor compliance by BFTL with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of BFTL’s Articles of Incorporation or Bylaws or the articles of association, incorporation or organization or bylaws or operating agreement of any BFTL Subsidiary or any resolution adopted by the Board of Directors or the shareholders of any BFTL Entity, or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any BFTL Entity under, any Contract or Permit of any BFTL Entity or, (iii) subject to receipt of the requisite Consents referred to in Sections 8.1(b) and (c), constitute or result in a Default under, or require any Consent pursuant to, any Law or Order applicable to any BFTL Entity or any of their respective material Assets.
(c) No consents or approvals of or filings or registrations with any Governmental Authority are necessary in connection with the consummation by BFTL of the Merger and the other transactions contemplated by this Agreement, except for (a) the filing of applications and notices with, and approval of such applications and notices from, the Federal Reserve and the Bureau of Financial Institutions division of the State Corporation Commission of the Commonwealth of Virginia, (b) the filing by Parent with the SEC of a registration statement on Form S-4 (such Form S-4, and any amendments or supplements thereto, the “Registration Statement”) in which a joint proxy statement relating to each of BFTL’s Shareholders’ Meeting and Parent’s Shareholders’ Meeting (each, a “Shareholders’ Meeting”) to be held in connection with this Agreement and the transactions contemplated by this Agreement (such joint proxy statement/prospectus, and any amendments or supplements thereto, the “Joint Proxy Statement/Prospectus”) will be included, and declaration of effectiveness of the Registration Statement, (c) the filing of the Articles of Merger with the Commonwealth of Virginia State Corporation Commission, (d) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules and regulations of The Nasdaq Stock Market, as to Parent, or Financial Industry Regulatory Authority, Inc., as to BFTL (e) notices or filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, if any, and (f) filings, consents, permits, exemptions, qualifications or registrations under state securities or “blue sky” Laws. No consents or approvals of or filings or registrations with any Governmental Authority are necessary in connection with the execution and delivery by BFTL of this Agreement.
4.3 Capital Stock.
(a) The authorized capital stock of BFTL consists of 25,000,000 shares of BFTL Common Stock, of which 10,199,999 shares are issued and outstanding as of the date of this Agreement, and, assuming that all of the issued and outstanding restricted stock units and BFTL Options (with respect to which each BFTL restricted stock unit or BFTL Option holder, the number of shares underlying each BFTL restricted stock unit or BFTL Option and the exercise price of each BFTL Option are disclosed in Section 4.3(a) of the BFTL Disclosure Memorandum) are vested or had been exercised, as applicable, not more than an additional 122,500 shares would be issued and outstanding at the Effective Time, and 5,000,000 shares of preferred stock, $0.04 par value per share, of which no shares are issued and outstanding as of the date of this Agreement. All of the issued and outstanding shares of capital stock of BFTL are duly and validly issued and outstanding and are fully paid and nonassessable. None of the outstanding shares of capital stock of BFTL has been issued in violation of any preemptive rights of the current or past shareholders of BFTL.
(b) Except for the 122,500 shares of BFTL Common Stock reserved for issuance pursuant to outstanding restricted stock units and BFTL Options, there are no shares of capital stock or other equity securities of BFTL reserved for issuance and no outstanding Rights relating to the capital stock of BFTL.
(c) Except as specifically set forth in this Section 4.3, there are no shares of BFTL capital stock or other equity securities of BFTL outstanding and there are no outstanding Rights with respect to any BFTL securities or any right or privilege (whether pre-emptive or contractual) capable of becoming a Contract or Right for the purchase, subscription, exchange or issuance of any securities of BFTL.
4.4 BFTL Subsidiaries.
Section 4.4 of the BFTL Disclosure Memorandum sets forth a complete and accurate list of all of BFTL’s Subsidiaries, including the jurisdiction of organization or incorporation of each such Subsidiary, (i) except as disclosed on Section 4.4(i) of the BFTL Disclosure Memorandum, BFTL owns, directly or indirectly, all of the issued and outstanding equity securities of each Subsidiary, (ii) no equity securities of any of BFTL’s Subsidiaries are or may become required to be issued (other than to BFTL) by reason of any Rights, or otherwise, (iii) there are no Rights by which any of such Subsidiaries is or may be bound to sell, transfer, liquidate or otherwise divest any of its equity securities (other than to BFTL or to another BFTL Entity), (iv) there are no Rights relating to BFTL’s rights to vote or to dispose of such securities and (v) all of the equity interests of each such Subsidiary held by BFTL, directly or indirectly, are validly issued, fully paid and nonassessable, are not subject to preemptive or similar rights and are owned by BFTL free and clear of all Liens.
4.5 Securities Offerings; Financial Statements.
(a) Each offering or sale of securities by BFTL (i) was duly registered and made pursuant to an effective registration statement under the Securities Act or was made pursuant to a valid exemption from registration under the Securities Act, (ii) complied in all material respects with the applicable requirements of the Securities Laws and other applicable Laws, except for immaterial late “blue sky” filings, including disclosure and broker-dealer registration requirements, and (iii) was made pursuant to offering documents which did not, at the time of the offering, contain any untrue statement of a material fact or omit to state a material fact required to be stated in the offering documents or necessary in order to make the statements in such documents not misleading.
(b) Each of the BFTL Financial Statements (including, in each case, any related notes) was, or will be, prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements), fairly presented the financial position of BFTL as at the respective dates and the consolidated results of operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect.
(c) BFTL’s independent auditors, which have expressed their opinion with respect to the year-end financial statements that are included in the BFTL Financial Statements (including the related notes), are and have been throughout the periods covered by such Financial Statements (x) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act) (to the extent applicable during such period), and (y) “independent” with respect to BFTL within the meaning of Regulation S-X. BFTL’s independent public accountants have audited the BFTL Financial Statements. Section 4.5(c) of the BFTL Disclosure Memorandum lists all non-audit services performed for BFTL by its independent public accountants.
4.6 Absence of Undisclosed Liabilities.
No BFTL Entity has any Liabilities required under GAAP to be set forth on a consolidated balance sheet or in the notes thereto that are reasonably likely to have, individually or in the aggregate, a BFTL Material Adverse Effect, except Liabilities which are (i) accrued or reserved against in the consolidated balance sheet of BFTL as of December 31, 2019, included in the BFTL Financial Statements delivered prior to the date of this Agreement or reflected in the notes thereto, (ii) incurred in the ordinary course of business consistent with past practices, or (iii) incurred in connection with the transactions contemplated by this Agreement. Section 4.6 of the BFTL Disclosure Memorandum lists, and BFTL has attached and delivered to Parent copies of the documentation creating or governing, all securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(a)(4) of Regulation S-K of the Exchange Act) effected by BFTL or its Subsidiaries other than letters of credit and unfunded loan commitments or credit lines. Except as disclosed in Section 4.6 of the BFTL Disclosure Memorandum or as reflected on BFTL’s balance sheet at December 31, 2019, no BFTL Entity is directly or indirectly liable, by guarantee, indemnity, or otherwise, upon or with respect to, or obligated, by discount or repurchase agreement or in any other way, to provide funds in respect to, or obligated to guarantee or assume any Liability of any Person for any amount in excess of $100,000 and any amounts, whether or not in excess of $100,000 that, in the aggregate, exceed $150,000. Except (x) as reflected in BFTL’s balance sheet at December 31, 2019 or liabilities described in any notes thereto (or liabilities for which neither accrual nor footnote disclosure is required pursuant to GAAP or any applicable Regulatory Authority) or (y) for liabilities incurred in the ordinary course of business since December 31, 2019 consistent with past practice or in connection with this Agreement or the transactions contemplated hereby or (z) as disclosed in Section 4.6 of the BFTL Disclosure Memorandum, neither BFTL nor any of its Subsidiaries has any material Liabilities or obligations of any nature.

4.7 Absence of Certain Changes or Events.
Except as disclosed in the BFTL Financial Statements delivered prior to the date of this Agreement or as disclosed in Section 4.7 of the BFTL Disclosure Memorandum, (i) there have been no events, changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a BFTL Material Adverse Effect, (ii) none of the BFTL Entities has taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of the covenants and agreements of BFTL provided in this Agreement, and (iii) since December 31, 2019, the BFTL Entities have conducted their respective businesses in the ordinary course of business consistent with past practice. Section 4.7 of the BFTL Disclosure Memorandum sets forth attorneys’ fees, investment banking fees, accounting fees and other costs or fees of BFTL and its Subsidiaries that, based upon reasonable inquiry, are expected to be paid or accrued through the Effective Time in connection with the Merger transaction contemplated by this Agreement.
4.8 Tax Matters.
(a) All BFTL Entities have timely filed (taking into account any valid extensions) with the appropriate Taxing Authorities, all Tax Returns in all jurisdictions in which Tax Returns are required to be filed, and such Tax Returns are correct and complete in all material respects. Except as disclosed in Section 4.8(a) of the BFTL Disclosure Memorandum, none of the BFTL Entities is the beneficiary of any extension of time within which to file any Tax Return. All Taxes of the BFTL Entities (whether or not shown on any Tax Return) have been fully and timely paid. There are no Liens for any Taxes (other than a Lien for current real property or ad valorem Taxes not yet due and payable) on any of the Assets of any of the BFTL Entities. No claim has ever been made by an authority in a jurisdiction where any BFTL Entity does not file a Tax Return that such BFTL Entity may be subject to Taxes by that jurisdiction.
(b) None of the BFTL Entities has received any notice of assessment or proposed assessment in connection with any Taxes, and there are no threatened or pending disputes, claims, audits, or examinations regarding any Taxes of any BFTL Entity or the assets of any BFTL Entity. No officer or employee responsible for Tax matters of any BFTL Entity expects any Taxing Authority to assess any additional Taxes for any period for which Tax Returns have been filed. No issue has been raised by a Taxing Authority in any prior examination of BFTL which, by application of the same or similar principles, could be expected to result in a proposed deficiency for any subsequent taxable period. None of the BFTL Entities has waived any statute of limitations in respect of any Taxes or agreed to a Tax assessment or deficiency.
(c) Each BFTL Entity has complied in all material respects with all applicable Laws relating to the withholding of Taxes and the payment thereof to appropriate authorities, including Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee or independent contractor, and Taxes required to be withheld and paid pursuant to Sections 1441 and 1442 of the Code or similar provisions under any state, local or foreign Law.
(d) The unpaid Taxes of each BFTL Entity (i) did not, as of the most recent fiscal month end, exceed the reserve for Tax Liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the most recent balance sheet (rather than in any notes thereto) for such BFTL Entity and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with past custom and practice of the BFTL Entities in filing their Tax Returns.
(e) Except as described in Section 4.8(e) of the BFTL Disclosure Memorandum, none of the BFTL Entities is a party to any Tax allocation or sharing agreement and none of the BFTL Entities has been a member of an affiliated group filing a consolidated federal income Tax Return or has any Tax Liability of any Person under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Law, or as a transferee or successor, by contract or otherwise.
(f) During the five-year period ending on the date hereof, none of the BFTL Entities was a “distributing corporation” or a “controlled corporation” as defined in, and in a transaction intended to be governed by Section 355 of the Code.
(g) Except as disclosed in Section 4.8(g) of the BFTL Disclosure Memorandum, none of the BFTL Entities has made any payments, is obligated to make any payments, or is a party to any Contract that could obligate it to make any payments that could be disallowed as a deduction under Section 280G or 162(m) of the

Code, or which would be subject to withholding under Section 4999 of the Code. None of the BFTL Entities has been or will be required to include any adjustment in taxable income for any Tax period (or portion thereof) pursuant to Section 481 of the Code or any comparable provision under state or foreign Tax Laws as a result of transactions or events occurring prior to the Closing. The BFTL Entities will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date; (ii) installment sale or open transaction disposition made on or prior to the Closing Date; (iii) prepaid amount received on or prior to the Closing Date; (iv) any income under Section 965(a) of the Code, including as a result of any election under Section 965(h) of the Code with respect thereto; or (v) election under Section 108(i) of the Code. Except as disclosed in Section 4.8(g) of the BFTL Disclosure Memorandum, any net operating losses of the BFTL Entities are not subject to any limitation on their use under the provisions of Sections 382 or 269 of the Code or any other provisions of the Code or the Treasury Regulations dealing with the utilization of net operating losses other than any such limitations as may arise as a result of the consummation of the transactions contemplated by this Agreement.
(h) Each of the BFTL Entities is in compliance in all material respects with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state, and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Code.
(i) No BFTL Entity is subject to any private letter ruling of the IRS or comparable rulings of any Taxing Authority.
(j) No property owned by any BFTL Entity is (i) property required to be treated as being owned by another Person pursuant to the provisions of Section 168(f)(8) of the Internal Revenue Code of 1954, as amended and in effect immediately prior to the enactment of the Tax Reform Act of 1986, (ii) “tax-exempt use property” within the meaning of Section 168(h)(1) of the Code, (iii) “tax-exempt bond financed property” within the meaning of Section 168(g) of the Code, (iv) “limited use property” within the meaning of Rev. Proc. 2001-28, (v) subject to Section 168(g)(1)(A) of the Code, or (vi) subject to any provision of state, local or foreign Law comparable to any of the provisions listed above.
(k) No BFTL Entity has any “corporate acquisition indebtedness” within the meaning of Section 279 of the Code.
(l) BFTL has disclosed on its federal income Tax Returns all positions taken therein that are reasonably believed to give rise to substantial understatement of federal income tax within the meaning of Section 6662 of the Code.
(m) No BFTL Entity has participated in any reportable transaction, as defined in Treasury Regulation Section 1.6011-4(b)(1), or a transaction substantially similar to a reportable transaction.
(n) BFTL has made available to Parent complete copies of (i) all federal, state, local and foreign income or franchise Tax Returns of the BFTL Entities relating to the taxable periods since December 31, 2014 and (ii) any audit report issued within the last four years relating to any Taxes due from or with respect to the BFTL Entities.
(o) No BFTL Entity nor any other Person on its behalf has (i) filed a consent pursuant to Section 341(f) of the Code (as in effect prior to the repeal under the Jobs and Growth Tax Reconciliation Act of 2003) or agreed to have Section 341(f)(2) of the Code (as in effect prior to the repeal under the Jobs and Growth Tax Reconciliation Act of 2003) apply to any disposition of a subsection (f) asset (as such term is defined in Section 341(f)(4) of the Code (as in effect prior to the repeal under the Jobs and Growth Tax Reconciliation Act of 2003)) owned by any BFTL Entities, (ii) executed or entered into a closing agreement pursuant to Section 7121 of the Code or any similar provision of Law with respect to the BFTL Entities, or (iii) granted to any Person any power of attorney that is currently in force with respect to any Tax matter. No BFTL Entity has, or ever had, a permanent establishment in any country other than the United States, or has engaged in a trade or business in any country other than the United States that subjected it to tax in such country.

For purposes of this Section 4.8, any reference to BFTL or any BFTL Entity shall be deemed to include any Person which merged with or was liquidated into or otherwise combined with BFTL or a BFTL Entity.
4.9 Allowance for Possible Loan Losses; Loan and Investment Portfolios, etc.
(a) BFTL’s allowance for possible loan, lease, securities, or credit losses (the “Allowance”) shown on the balance sheets of BFTL included in the most recent BFTL Financial Statements dated prior to the date of this Agreement was, and the Allowance shown on the balance sheets of BFTL included in the BFTL Financial Statements as of dates subsequent to the execution of this Agreement will be, as of the dates thereof, adequate (within the meaning of GAAP and applicable regulatory requirements or guidelines) to provide for all known or reasonably anticipated losses relating to or inherent in the loan, lease and securities portfolios (including accrued interest receivables, letters of credit, and commitments to make loans or extend credit), by the BFTL Entities as of the dates thereof. The BFTL Financial Statements fairly present the values of all loans, leases, securities, tangible and intangible assets and liabilities, and any impairments thereof on the bases set forth therein.
(b) As of the date hereof, all loans, discounts and leases (in which any BFTL Entity is lessor) reflected on BFTL’s Financial Statements were, and with respect to the consolidated balance sheets delivered as of the dates subsequent to the execution of this Agreement will be as of the dates thereof, (a) at the time and under the circumstances in which made, made for good, valuable and adequate consideration in the ordinary course of business and are the legal and binding obligations of the obligors thereof, (b) evidenced by genuine notes, agreements, or other evidences of indebtedness, and (c) to the extent secured, have been secured, to the Knowledge of BFTL, by valid Liens and security interests which have been perfected. Accurate lists of all loans, discounts and financing leases as of December 31, 2019 and on a monthly basis thereafter, and of the investment portfolios of each BFTL Entity as of such date, have been and will be made available to Parent concurrently with the BFTL Disclosure Memorandum. Except as specifically set forth in Section 4.9(b) of the BFTL Disclosure Memorandum, BFTL is not a party to any written or oral loan agreement, note, or borrowing arrangement, including any loan guaranty, that was, as of the most recent month-end (i) delinquent by more than 30 days in the payment of principal or interest, (ii) otherwise in material Default for more than 30 days, (iii) classified as “substandard,” “doubtful,” “loss,” “other assets especially mentioned” or any comparable classification by BFTL or by any applicable Regulatory Authority, (iv) an obligation of any director, executive officer or 10% shareholder of any BFTL Entity who is subject to Regulation O of the Federal Reserve Board (12 C.F.R. Part 215; 12 C.F.R. Part 337.3), or any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing, or (v) in violation of any Law.
(c) All securities held by BFTL, as reflected in the consolidated balance sheets of BFTL included in the BFTL Financial Statements, are carried in accordance with GAAP, specifically including Accounting Standards Codification Topic 320, Investments – Debt and Equity Securities. Except as disclosed in Section 4.9(c) of the BFTL Disclosure Memorandum and except for pledges to secure public and trust deposits and Federal Home Loan Bank advances, none of the securities reflected in the BFTL Financial Statements as of December 31, 2019, and none of the securities since acquired by BFTL is subject to any restriction, whether contractual or statutory, which impairs the ability of BFTL to freely dispose of such security at any time, other than those restrictions imposed on securities held to maturity under GAAP, pursuant to a clearing agreement or in accordance with laws.
(d) All interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for BFTL’s own account, or for the account of its customers (all of which were disclosed in Section 4.9(d) of the BFTL Disclosure Memorandum), were entered into (a) in the ordinary and usual course of business consistent with past practice and in compliance with all applicable Laws and regulatory policies, and (b) with counterparties believed to be financially responsible at the time; and each of them constitutes the valid and legally binding obligation of BFTL, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and is in full force and effect. Neither BFTL, nor to BFTL’s Knowledge, any other party thereto, is in breach of any material obligation under any such agreement or arrangement.

4.10 Assets.
(a) Except as disclosed in Section 4.10 of the BFTL Disclosure Memorandum or as disclosed or reserved against in the BFTL Financial Statements delivered prior to the date of this Agreement, the BFTL Entities have good and marketable title, free and clear of all Liens, to all of their respective Assets that they own. In addition, to BFTL’s Knowledge, all tangible properties used in the businesses of the BFTL Entities are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with BFTL’s past practices.
(b) All Assets which are material to BFTL’s business, held under leases or subleases by any of the BFTL Entities, are held under valid Contracts enforceable in accordance with their respective terms, and each such Contract is in full force and effect.
(c) The Assets of the BFTL Entities include all Assets required by BFTL Entities to operate the business of the BFTL Entities as presently conducted. All real and personal property which is material to the business of BFTL that is leased or licensed by it is held pursuant to leases or licenses which are valid and enforceable in accordance with their respective terms and such leases and licenses will not terminate or lapse prior to the Effective Time or thereafter by reason of completion of any of the transactions contemplated by this Agreement. All improved real property owned or leased by BFTL is in material compliance with all applicable Laws, including zoning laws and the Americans with Disabilities Act of 1990.
4.11 Intellectual Property; Information Systems; and Privacy Policies.
(a) Except as disclosed in Section 4.11(a) of the BFTL Disclosure Memorandum, each BFTL Entity owns or has a license to use all of the Intellectual Property used by such BFTL Entity in the course of its business, including sufficient rights in each copy possessed by each BFTL Entity. Each BFTL Entity is the owner of or has a license, with the right to sublicense, to any Intellectual Property sold or licensed to a third party by such BFTL Entity in connection with such BFTL Entity’s business operations, and such BFTL Entity has the right to convey by sale or license any Intellectual Property so conveyed. To BFTL’s Knowledge, no BFTL Entity is in Default under any of its Intellectual Property licenses. No proceedings have been instituted, or are pending or to the Knowledge of BFTL threatened, which challenge the rights of any BFTL Entity with respect to Intellectual Property used, sold, or licensed by such BFTL Entity in the course of its business, nor has any Person claimed or alleged any rights to such Intellectual Property. To BFTL’s Knowledge, the conduct of the business of the BFTL Entities does not infringe upon any Intellectual Property of any other Person. Except as disclosed in Section 4.11 of the BFTL Disclosure Memorandum, no BFTL Entity is obligated to pay any recurring royalties to any Person with respect to any such Intellectual Property. BFTL has Contracts with its officers and employees which require such officer, director, or employee to keep confidential any trade secrets, proprietary data, customer information, or other business information of a BFTL Entity, and to BFTL’s Knowledge, no such officer, director, or employee is party to any Contract with any Person other than a BFTL Entity which requires such officer, director or employee to assign any interest in any Intellectual Property to any Person other than a BFTL Entity or to keep confidential any trade secrets, proprietary data, customer information, or other business information of any Person other than a BFTL Entity. No officer, director, or employee of any BFTL Entity is party to any confidentiality, nonsolicitation, noncompetition, or other Contract which restricts or prohibits such officer, director, or employee from engaging in activities competitive with any Person, other than a BFTL Entity.
(b) BFTL owns or has a valid right to access and use all computer systems, programs, networks, hardware, software, software engines, database, operating systems, websites, website content and links and equipment used to process, store, maintain and operate data, information and functions owned, used or provided by BFTL (the “BFTL Information Systems”). BFTL has taken all steps in accordance with prevailing standards in the banking industry in the United States and the applicable regulations of the Regulatory Authorities to secure the BFTL Information Systems from unauthorized access and use by any Person, and to ensure to the maximum extent reasonably and commercially practicable, the continued, uninterrupted and error-free operation of BFTL Information Systems. Except as set forth in Section 4.11(b) of the BFTL Disclosure Memorandum, (i) there have been no material unauthorized intrusions or breaches of security with respect to BFTL Information Systems; and (ii) there has not been any material malfunction of BFTL Information Systems that has not been promptly remedied in all respects.
(c) BFTL’s use or handling of the confidential information of its customers and consumers (“Confidential Customer Information”) does not currently, and did not at any time during the five years immediately preceding the date hereof (the “past five years”), violate any applicable Law or regulations of any Regulatory Authority. BFTL has not received any notice that it is or may be in violation of any data privacy or data security Laws or any such regulations. BFTL has not distributed or displayed any Confidential Customer Information in violation of any of the rules or regulations of any Regulatory Authority or in breach of any Contract to which it is a party or is bound. Currently, BFTL does, and at all times during the past five years BFTL has, (i) posted on its website and mailed to its customers, as and to the extent required by such Laws, rules or regulations, true and correct copies of the privacy policies governing BFTL’s use and collection of Confidential Customer Information, and (ii) all of BFTL’s privacy policies describe in all material respects BFTL’s use, collection, display and distribution of any such Confidential Customer Information. Accurate and complete copies of the current versions of all such privacy policies, and any other privacy policies publicly disclosed by or on behalf of BFTL at any time during past five years, have been provided to Parent. BFTL’s operation of its business is consistent and compliant with the current version of BFTL’s privacy policies and, during the past five years was consistent and compliant with all such policies as in effect at any time or from time to time during those five years. BFTL has taken all steps, in accordance with prevailing banking industry practices and the applicable requirements of the Regulatory Authorities, to secure its websites, services and Confidential Customer Information from unauthorized access or use by any Person and, except as otherwise disclosed in Section 4.11(c) of the BFTL Disclosure Memorandum, BFTL has not granted to any third party any rights to access or use any of such Confidential Customer Information, including for purposes of soliciting BFTL’s customers or consumers. A copy of all internally or externally prepared reports or audits prepared since December 31, 2017 that describe or evaluate BFTL’s information security procedures have been provided to Parent. Except as otherwise set forth in Section 4.11(c) of the BFTL Disclosure Memorandum, none of the Confidential Customer Information or BFTL’s websites or services have been the target of any successful unauthorized access, denial-of-service assault or other similar attack.
(d) Without limiting the generality of the foregoing provisions of this Section 4.11, BFTL maintains safeguards designed, in accordance with the requirements of the Gramm-Leach-Bliley Act, to protect and maintain the confidentiality of the non-public personally identifiable information of its customers and consumers.
4.12 Environmental Matters.
(a) Except as disclosed in Section 4.12(a) of the BFTL Disclosure Memorandum, the officers of BFTL do not have Knowledge that any BFTL Entity, their Participation Facilities, and their Operating Properties are not, and have not been, in compliance with Environmental Laws in all material respects or of any releases, discharges, spillages, or disposals of Hazardous Material in, on, under, adjacent to, or affecting (or potentially affecting) such properties. Except as disclosed in Section 4.12(a) of the BFTL Disclosure Memorandum, the officers of BFTL do not have actual knowledge of any material violations of Environmental Laws on properties that secure loans made by BFTL but which are not Participation Facilities or Operating Properties or of any releases, discharges, spillages, or disposals of Hazardous Material in, on, under, adjacent to, or affecting (or potentially affecting) such properties.
(b) Except as disclosed in Section 4.12(b) of the BFTL Disclosure Memorandum, there is no Litigation pending or environmental enforcement action, investigation, or Litigation threatened before any Governmental Authority or other forum in which any BFTL Entity or any of their Operating Properties or Participation Facilities (or any BFTL Entity in respect of such Operating Property or Participation Facility) has been or, with respect to threatened Litigation, may be named as a defendant (i) for alleged noncompliance (including by any predecessor) with or Liability under any Environmental Law or (ii) relating to the release, discharge, spillage, or disposal into the environment of any Hazardous Material, whether or not occurring at, on, under, adjacent to, or affecting (or potentially affecting) a site currently or formerly owned, leased, or operated by any BFTL Entity or any of its Operating Properties or Participation Facilities. Except as disclosed in Section 4.12(b) of the BFTL Disclosure Memorandum, the officers of BFTL do not have actual knowledge of any Litigation pending or environmental enforcement action, investigation, or Litigation threatened before any Governmental Authority or other forum on or regarding properties that secure loans made by BFTL but which are not Participation Facilities or Operating Properties (i) for alleged noncompliance (including by any predecessor) with or Liability under any Environmental Law or (ii) relating to the release, discharge, spillage, or disposal into the environment of any Hazardous Material on such property.

(c) BFTL has delivered, or caused to be delivered or made available to Parent, true and complete copies of, any environmental site assessments, test results, analytical data, boring logs, permits for storm water, wetlands fill, or other environmental permits for construction of any building, parking lot or other improvement, and other environmental reports and studies in the possession of any BFTL Entity relating to its Participation Facilities and Operating Properties.
4.13 Compliance with Laws.
(a) The Parties understand and agree that nothing in this Agreement shall require or permit any BFTL Entity to disclose confidential, supervisory information to any Parent Entity or any of Parent’s Representatives.
(b) Each of the BFTL Entities has in effect all Permits and has made all filings, applications, and registrations with Governmental Authorities that are required for it to own, lease, or operate its assets and to carry on its business as now conducted, and there has occurred no Default under any such Permit applicable to their respective businesses or employees conducting their respective businesses.
(c) None of the BFTL Entities is in Default under any Laws or Orders applicable to its business or employees conducting its business.
(d) Since December 31, 2017, none of the BFTL Entities has received any notification or communication from any Governmental Authority (A) asserting that BFTL or any of its Subsidiaries is in Default under any of the Permits, Laws, or Orders which such Governmental Authority enforces, (B) threatening to revoke any Permits, or (C) requiring BFTL or any of its Subsidiaries (x) to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment, or memorandum of understanding, or (y) to adopt any resolution of its Board of Directors or similar undertaking.
(e) There (A) is no unresolved violation, criticism, or exception by any Governmental Authority with respect to any report or statement relating to any examinations or inspections of BFTL or any of its Subsidiaries, (B) are no notices or correspondence received by BFTL with respect to formal or informal inquiries by, or disagreements or disputes with, any Governmental Authority with respect to BFTL’s or any of BFTL’s Subsidiaries’ business, operations, policies, or procedures since its inception, and (C) is not any pending or, to BFTL’s Knowledge, threatened, nor has any Governmental Authority indicated an intention to conduct any, investigation, or review of it or any of its Subsidiaries.
(f) None of the BFTL Entities nor any of its directors, officers, employees, or Representatives acting on its behalf has offered, paid, or agreed to pay any Person, including any Government Authority, directly or indirectly, any thing of value for the purpose of, or with the intent of obtaining or retaining any business in violation of applicable Laws, including (1) using any corporate funds for any unlawful contribution, gift, entertainment, or other unlawful expense relating to political activity, (2) making any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds, (3) violating any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (4) making any bribe, rebate, payoff, influence payment, kickback, or other unlawful payment.
(g) Each BFTL Entity has complied in all material respects with all requirements of Law under the Bank Secrecy Act and the USA Patriot Act, and each BFTL Entity has timely filed all reports of suspicious activity, including those required under 12 C.F.R. Part 353.3.
4.14 Labor Relations.
(a) No BFTL Entity is the subject of any Litigation asserting that it or any other BFTL Entity has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state Law) or other violation of state or federal labor Law or seeking to compel it or any other BFTL Entity to bargain with any labor organization or other employee representative as to wages or conditions of employment, nor is any BFTL Entity party to any collective bargaining agreement or subject to any bargaining order, injunction, or other Order relating to BFTL’s relationship or dealings with its employees, any labor organization or any other employee representative. There is no strike, slowdown, lockout, or other job action or labor dispute involving any BFTL Entity pending or threatened and there have been no such actions or disputes in the past five years. To BFTL’s Knowledge, there has not been any attempt by any BFTL Entity employees or any labor organization or other employee representative to organize or certify a collective bargaining unit or to engage in any other union organization activity with respect to the workforce of any BFTL Entity. Except as disclosed in

Section 4.14 of the BFTL Disclosure Memorandum, employment of each employee and the engagement of each independent contractor of each BFTL Entity is terminable at will by the relevant BFTL Entity without (i) any penalty, Liability, or severance obligation incurred by any BFTL Entity, (ii) and in all cases without prior consent by any Governmental Authority. No BFTL Entity will owe any amounts to any of its employees or independent contractors as of the Closing Date, including any amounts incurred for any wages, bonuses, vacation pay, sick leave, contract notice periods, change of control payments, or severance obligations except as disclosed in Section 4.14 of the BFTL Disclosure Memorandum.
(b) To BFTL’s Knowledge, all of the employees employed in the United States are either United States citizens or are legally entitled to work in the United States under the Immigration Reform and Control Act of 1986, as amended, other United States immigration Laws and the Laws related to the employment of non-United States citizens applicable in the state in which the employees are employed.
(c) No BFTL Entity has effectuated (i) a “plant closing” (as defined in the Worker Adjustment and Retraining Notification Act (the “WARN Act”)) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of any BFTL Entity; or (ii) a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of any BFTL Entity; and no BFTL Entity has been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state or local Law. None of any BFTL Entity’s employees has suffered an “employment loss” (as defined in the WARN Act) since six months prior to the Closing Date.
(d) Section 4.14 of the BFTL Disclosure Memorandum contains a list of all independent contractors of each BFTL Entity (separately listed by BFTL Entity) and each such Person meets the standard for an independent contractor under all Laws (including Treasury Regulations under the Code and federal and state labor and employment Laws) and no such Person is an employee of any BFTL Entity under any applicable Law.
4.15 Employee Benefit Plans.
(a) BFTL has disclosed in Section 4.15(a) of the BFTL Disclosure Memorandum, and has delivered or made available to Parent prior to the execution of this Agreement, (i) copies of each Employee Benefit Plan currently adopted, maintained by, sponsored in whole or in part by, or contributed or required to be contributed to by any BFTL Entity or any ERISA Affiliate thereof for the benefit of employees, former employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries or under which employees, retirees, former employees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate (each, a “BFTL Benefit Plan,” and collectively, the “BFTL Benefit Plans”) and (ii) a list of each Employee Benefit Plan that is not identified in (i) above and in connection with which any BFTL Entity or any ERISA Affiliate thereof has or reasonably could have any obligation or Liability. Any of the BFTL Benefit Plans which is an “employee pension benefit plan,” as that term is defined in ERISA Section 3(2), is referred to herein as a “BFTL ERISA Plan.” No BFTL ERISA Plan is a “defined benefit pension plan” (as defined in Code Section 414(j)) subject to Title I, Part 3 of ERISA.
(b) BFTL has delivered or made available to Parent prior to the execution of this Agreement (i) any trust agreements or other funding arrangements for all Employee Benefit Plans, (ii) any determination letters, rulings, opinion letters, information letters, closing agreements, or advisory opinions issued by the United States Internal Revenue Service (“IRS” ), the United States Department of Labor (“DOL”) or the Pension Benefit Guaranty Corporation during this calendar year or any of the preceding three calendar years, (iii) any filing or documentation (whether or not filed with the IRS) where corrective action was taken in connection with the IRS EPCRS program set forth in Revenue Procedure 2019-19 (or its predecessor or successor rulings), (iv) annual reports or returns, audited or unaudited financial statements, actuarial reports, and valuations prepared for any Employee Benefit Plan for the current plan year and the three preceding plan years, (v) the most recent summary plan descriptions, summary of benefits and coverages, and any material modifications thereto and (vi) any “top hat” filing with respect to any BFTL Benefit Plan which is an ERISA “top hat” plan.
(c) Each BFTL Benefit Plan is in material compliance with the terms of such BFTL Benefit Plan, in material compliance with the applicable requirements of the Code, in material compliance with the applicable requirements of ERISA, and in material compliance with any other applicable Laws. Each BFTL ERISA Plan which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or opinion from the IRS or, in the alternative, appropriately relies upon a favorable determination letter issued to a prototype plan under which the BFTL ERISA Plan has been adopted. BFTL is not aware of any circumstances likely to result in revocation of any such favorable determination letter or in disqualification of any BFTL ERISA Plan. BFTL has not received any communication (written or unwritten) from any Governmental Authority questioning or challenging the compliance of any BFTL Benefit Plan with applicable Laws. No BFTL Benefit Plan is currently being audited by any Governmental Authority for compliance with applicable Laws or has been audited with a determination (final or preliminary) by any Governmental Authority that the Employee Benefit Plan failed to comply with applicable Laws.
(d) To BFTL’s Knowledge, there has been no material oral or written representation or communication with respect to any aspect of the Employee Benefit Plans made to employees of BFTL which is not in accordance with the written or otherwise preexisting terms and provisions of such plans. To BFTL’s Knowledge, neither BFTL nor any administrator or fiduciary of any BFTL Benefit Plan (or any agent of any of the foregoing) has engaged in any transaction, or acted or failed to act in any manner, which could subject BFTL or Parent to any direct or indirect Liability (by indemnity or otherwise) for breach of any fiduciary, co-fiduciary, or other duty under ERISA. To BFTL’s Knowledge, there are no unresolved claims or disputes under the terms of, or in connection with, the BFTL Benefit Plans (other than claims for benefits which are payable in the ordinary course of business) and no action, proceeding, prosecution, inquiry, hearing, or investigation has been commenced with respect to any BFTL Benefit Plan.
(e) All BFTL Benefit Plan documents and annual reports or returns, audited or unaudited financial statements, actuarial valuations, summary annual reports, and summary plan descriptions, summary of benefits and coverage issued with respect to the BFTL Benefit Plans are correct and complete in all material respects, have been timely filed with the IRS or the DOL (if required by Law), and distributed to participants of the BFTL Benefit Plans (as required by Law), and there have been no changes in the information set forth therein except as disclosed in Section 4.15(e) of the BFTL Disclosure Memorandum.
(f) To BFTL’s Knowledge, no “party in interest” (as defined in ERISA Section 3(14)) or “disqualified person” (as defined in Code Section 4975(e)(2)) of any BFTL Benefit Plan has engaged in any nonexempt “prohibited transaction” (described in Code Section 4975(c) or ERISA Section 406).
(g) No BFTL Entity nor any of its ERISA Affiliates has, or ever has had, any obligation or Liability in connection with, any plan that is or was subject to Code Section 412, ERISA Section 302, or Title IV of ERISA.
(h) No Liability under Title IV of ERISA has been or is expected to be incurred by any BFTL Entity or any ERISA Affiliate thereof, and no event has occurred that could reasonably result in Liability under Title IV of ERISA being incurred by any BFTL Entity or any ERISA Affiliate thereof with respect to any ongoing, frozen, terminated, or other plan.
(i) Except as disclosed in Section 4.15(i) of the BFTL Disclosure Memorandum, or required under Part 6 of ERISA or Code Section 4980B, no BFTL Entity has any Liability or obligation for retiree or post-termination of employment or services health or life benefits under any of the BFTL Benefit Plans, or other plan or arrangement, and there are no restrictions on the rights of such BFTL Entity to amend or terminate any and all such retiree or post-termination of employment or services health or benefit plans or arrangements without incurring any Liability. No Tax under Code Sections 4980B or 5000 has been incurred with respect to any BFTL Benefit Plan, or other plan or arrangement, and no circumstance exists which could give rise to such Taxes. BFTL has maintained records that are sufficient to satisfy the reporting requirements under Section 6055 and 6056 of the Code, to the extent required, for all periods of time up to and through the Closing Date.
(j) Except as disclosed in Section 4.15(j) of the BFTL Disclosure Memorandum, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, or otherwise) becoming due from any BFTL Entity under any BFTL Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any BFTL Benefit Plan, or (iii) result in any acceleration of the time of payment or vesting of any such benefit, or any benefit under any life insurance owned by any BFTL Entity or the rights of any BFTL Entity in, to or under any insurance on the life of any current or former officer, director, or employee of any BFTL Entity, or change any rights or obligations of any BFTL Entity with respect to such insurance.
(k) The actuarial present values of all accrued deferred compensation entitlements (including entitlements under any executive compensation, supplemental retirement, or employment agreement) of employees and former employees of any BFTL Entity and their respective beneficiaries, other than entitlements accrued pursuant to funded retirement plans, whether or not subject to the provisions of Code Section 412 or ERISA Section 302, have been fully reflected on the BFTL Financial Statements to the extent required by and in accordance with GAAP.
(l) All individuals who render services to any BFTL Entity and who are authorized to participate in a BFTL Benefit Plan pursuant to the terms of such BFTL Benefit Plan are in fact eligible to and authorized to participate in such BFTL Benefit Plan. Each individual who is, or has been, classified by BFTL as an independent contractor has been properly classified for purposes of participation and benefit accrual under each BFTL Benefit Plan.
(m) Neither BFTL nor any of its ERISA Affiliates has had an “obligation to contribute” (as defined in ERISA Section 4212) to, or other obligations or Liability in connection with, a “multiemployer plan” (as defined in ERISA Sections 4001(a)(3) or 3(37)(A)). Except as disclosed in Section 4.15(m) of the BFTL Disclosure Memorandum, no BFTL Benefit Plan is a multiple employer plan (within the meaning of Section 413(c) of the Code) or a multiple employer welfare arrangement (as defined in Section 3(40) of ERISA) and no such plan is self-funded or self-insured.
(n) Except as disclosed in Section 4.15(n) of the BFTL Disclosure Memorandum, there are no payments or changes in terms due to any insured person as a result of this Agreement, the Merger or the transactions contemplated herein, under any bank-owned, corporate-owned split dollar life insurance, other life insurance, or similar arrangement or Contract, and the Successor Corporation shall, upon and after the Effective Time, succeed to and have all the rights in, to and under such life insurance Contracts as BFTL presently holds. Each BFTL Entity will, upon the execution and delivery of this Agreement, and will continue to have, notwithstanding this Agreement or the consummation of the transaction contemplated hereby, all ownership rights and interest in all corporate or bank-owned life insurance.
(o) Except as disclosed in Section 4.15(o) of the BFTL Disclosure Memorandum, no BFTL Benefit Plan, or other plan or arrangement, is subject to any requirement of Section 409A(a)(2), (3), or (4) of the Code. No BFTL Benefit Plan provides for the payment of any tax gross-up payment to any individual in connection with any penalties or taxes imposed under Code Section 409A or any similar state statute.
(p) BFTL and its Affiliates have complied with and are in compliance with the benefit plan provisions of the SECURE Act, the paid leave provisions of the FFCRA and the benefit plan provisions of the CARES Act.
4.16 Material Contracts.
(a) Except as disclosed in Section 4.16 of the BFTL Disclosure Memorandum or otherwise reflected in the BFTL Financial Statements, none of the BFTL Entities, nor any of their respective Assets, businesses, or operations, is a party to, or is bound or affected by, or receives benefits under, (i) any employment, change in control, severance, termination, consulting, or retirement Contract providing for aggregate payments to any Person in any calendar year in excess of $25,000, (ii) any Contract relating to the borrowing of money by any BFTL Entity or the guarantee by any BFTL Entity of any such obligation (other than Contracts evidencing the creation of deposit liabilities, purchases of federal funds, advances from the Federal Reserve Bank or Federal Home Loan Bank, entry into repurchase agreements fully secured by U.S. government securities or U.S. government agency securities, advances of depository institution Subsidiaries incurred in the ordinary course of BFTL’s business, and trade payables and Contracts relating to borrowings or guarantees made in the ordinary course of BFTL’s business), (iii) any Contract which prohibits or restricts any BFTL Entity or any personnel of a BFTL Entity from engaging in any business activities in any geographic area, line of business or otherwise in competition with any other Person, (iv) any Contract involving Intellectual Property (other than Contracts entered into in the ordinary course with customers or “shrink-wrap” software licenses), (v) any Contract relating to the provision of data processing, network communication, or other technical services to or by any BFTL Entity, (vi) any Contract relating to the purchase or sale of any goods or services (other than Contracts entered into in the ordinary course of business and involving payments under any individual Contract or series of Contracts not in excess of $25,000 per calendar year), (vii) any exchange-traded or over-the-counter swap, forward, future, option, cap, floor, or collar financial Contract, or any other interest rate or foreign currency protection Contract or any Contract that is a combination thereof not included on its balance sheet, and

(viii) any other Contract that would be required to be filed as an exhibit to an Annual Report on Form 10-K filed by BFTL as of the date of this Agreement pursuant to the reporting requirements of the Exchange Act if BFTL were subject to such reporting requirements (together with all Contracts referred to in Sections 4.11 and 4.15(a), the “BFTL Contracts”).
(b) With respect to each BFTL Contract and except as disclosed in Section 4.16(b) of the BFTL Disclosure Memorandum: (i) the Contract is in full force and effect; (ii) no BFTL Entity is in Default thereunder; (iii) no BFTL Entity has repudiated or waived any material provision of any such Contract; and (iv) no other party to any such Contract is, to BFTL’s Knowledge, in Default in any respect or has repudiated or waived each material provision thereunder. Section 4.16(b) of the BFTL Disclosure Memorandum lists every Consent required by any Contract involving an amount in excess of $100,000 that is not terminable, without penalty, upon 30 days’ notice. All of the indebtedness of any BFTL Entity for money borrowed is prepayable at any time by such BFTL Entity without penalty, premium or charge, except as specified in Section 4.16(b) of the BFTL Disclosure Memorandum.
4.17 Privacy of Customer Information.
(a) Except as specified in Section 4.17(a) of the BFTL Disclosure Memorandum, each BFTL Entity is the sole owner of all individually identifiable personal information relating to identifiable or identified natural person (“IIPI”) relating to customers, former customers, and prospective customers that will be transferred to Parent and the Parent Entities pursuant to this Agreement.
(b) Each BFTL Entity’s collection and use of such IIPI, the transfer of such IIPI to Parent and the Parent Entities, and the use of such IIPI by the Parent Entities as contemplated by this Agreement, complies with BFTL’s privacy policy, the Fair Credit Reporting Act, the Gramm-Leach-Bliley Act, and all other applicable privacy Laws, and any BFTL Entity Contract and industry standards relating to privacy.
4.18 Legal Proceedings.
Except as disclosed in Section 4.18 of the BFTL Disclosure Memorandum, there is no Litigation instituted or pending, or, to the Knowledge of BFTL, threatened (or unasserted but considered probable of assertion) against any BFTL Entity, or against any director, officer, employee, or agent of any BFTL Entity in their capacities as such or with respect to any service to or on behalf of any Employee Benefit Plan or any other Person at the request of the BFTL Entity or Employee Benefit Plan of any BFTL Entity, or against any Asset, interest, or right of any of them, nor are there any Orders or judgments outstanding against any BFTL Entity. No claim for indemnity has been made or, to BFTL’s Knowledge, threatened by any director, officer, employee, independent contractor, or agent to any BFTL Entity and to BFTL’s Knowledge, no basis for any such claim exists.
4.19 Reports.
Except as disclosed in Section 4.19 of the BFTL Disclosure Memorandum, since January 1, 2015, each BFTL Entity has timely filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with Governmental Authorities. As of their respective dates, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all applicable Laws. As of their respective dates, such reports and documents did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing provisions of this Section 4.19, BFTL Entities may have made immaterial late filings.
4.20 Books and Records.
BFTL and each BFTL Entity maintain accurate books and records reflecting its Assets and Liabilities and maintain proper and adequate internal accounting controls which provide assurance that (a) transactions are executed with management’s authorization; (b) transactions are recorded as necessary to permit preparation of the consolidated financial statements of BFTL and to maintain accountability for BFTL’s consolidated Assets;

(c) access to BFTL’s Assets is permitted only in accordance with management’s authorization; (d) the reporting of BFTL’s Assets is compared with existing Assets at regular intervals; and (e) accounts, notes, and other receivables are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.
4.21 Loans to, and Transactions with, Executive Officers and Directors.
BFTL has not, since December 31, 2015, extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of BFTL, except as permitted by Federal Reserve Regulation O. Section 4.21 of the BFTL Disclosure Memorandum identifies any Regulation O loan or extension of credit maintained by BFTL as of the date of this Agreement. Except as disclosed in Section 4.21 of the BFTL Disclosure Memorandum, no director or executive officer of BFTL, or any “associate” (as such term is defined in Rule 14a-1 under the Exchange Act) or related interest of any such Person, has any interest in any Contract or property (real or personal, tangible or intangible), used in, or pertaining to, the business of BFTL.
4.22 Regulatory Matters.
No BFTL Entity or, to BFTL’s Knowledge, any Affiliate thereof has taken or agreed to take any action or has any Knowledge of any fact or circumstance that is reasonably likely to materially impede or delay receipt of any required Consents or result in the imposition of a condition or restriction of the type referred to in the last sentence of Section 8.1(b). To the Knowledge of BFTL, no Person intends to, or is likely to, oppose, challenge or intervene with respect to any application required or planned to be made to any Governmental Authority in connection with the Merger. No BFTL Entity is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any Order or directive by, or has been ordered to pay any civil penalty by, or is a recipient of any supervisory letter from, or has adopted any board resolutions at the request or suggestion of any Regulatory Authority or other Governmental Authority that restricts the conduct of its business or that relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (any such agreement, memorandum of understanding, letter, undertaking, Order, directive or resolutions, whether or not set forth in the BFTL Disclosure Memorandum, a “BFTL Regulatory Agreement”), nor are there any pending, or to BFTL’s Knowledge, threatened, regulatory investigations or other actions by any Regulatory Authority or other Governmental Authority that could reasonably be expected to lead to the issuance of any such BFTL Regulatory Agreement; provided, that BFTL is not required and is not permitted to disclose any confidential, supervisory information to any Parent Entity or its Representatives and makes no representation or warranty hereby with respect to confidential, supervisory information that cannot be disclosed to a Parent Entity or its Representatives. The most recent regulatory rating given to BFTL as to compliance with the CRA is satisfactory or better.
4.23 State Takeover Laws.
Each BFTL Entity has taken all necessary action, if any, to exempt the transactions contemplated by this Agreement from, or if necessary to challenge the validity or applicability of, any applicable “moratorium,” “fair price,” “business combination,” “control share,” or other anti-takeover Laws (collectively, “Takeover Laws”).
4.24 Brokers and Finders; Opinion of Financial Advisor.
Except for the BFTL Financial Advisor and the BTFL Fairness Advisor, neither BFTL nor its Subsidiaries, or any of their respective officers, directors, employees, or Representatives, has employed any broker, finder, or investment banker or incurred any Liability for any financial advisory fees, investment bankers fees, brokerage fees, commissions, or finder’s or other such fees in connection with this Agreement or the transactions contemplated hereby. BFTL has received the written opinion of the BFTL Fairness Advisor, dated the date of this Agreement, to the effect that the consideration to be received in the Merger by the holders of BFTL Common Stock is fair, from a financial point of view, to such holders, a signed copy of which has been or will be delivered to Parent.
4.25 Board Recommendation.
BFTL’s Board of Directors, at a meeting duly called and held, has by unanimous vote of the directors present (i) adopted this Agreement and approved the transactions contemplated hereby, including the Merger and the transactions contemplated hereby and thereby, and has determined that, taken together, they are fair to and in the best interests of BFTL’s shareholders, and (ii) resolved, subject to the terms of this Agreement, to recommend that the holders of the shares of BFTL Common Stock approve this Agreement, the Merger, and the related transactions and to call and hold a meeting of BFTL’s shareholders at which this Agreement, the Merger, and the related transactions shall be submitted to the holders of the shares of BFTL Common Stock for approval.
4.26 Statements True and Correct.
(a) No statement, certificate, instrument, or other writing furnished or to be furnished by any BFTL Entity or any Affiliate thereof to Parent pursuant to this Agreement or any other document, agreement, or instrument referred to herein contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
(b) None of the information supplied or to be supplied by any BFTL Entity or any Affiliate thereof for inclusion in the Registration Statement to be filed by Parent with the SEC will (after taking into account any supplemental or amended information provided prior to approval), when the Registration Statement becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by a BFTL Entity or any Affiliate thereof for inclusion in any Joint Proxy Statement/Prospectus to be mailed to each of BFTL’s shareholders and Parent’s shareholders in connection with their respective Shareholders’ Meeting, and any other documents to be filed by any BFTL Entity or any Affiliate thereof with any Regulatory Authority in connection with the transactions contemplated hereby, will (after taking into account any supplemental or amended information provided prior to filing, mailing, or the date of their respective Shareholders’ Meeting) at the respective time such documents are filed, and with respect to any Joint Proxy Statement/Prospectus, when first mailed to the shareholders of each of BFTL or Parent, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Joint Proxy Statement/Prospectus or any amendment thereof or supplement thereto, at the time of the respective Shareholders’ Meeting be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the respective Shareholders’ Meeting.
(c) All documents that any BFTL Entity or any Affiliate thereof is responsible for filing with any Governmental Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.
4.27 Anticipated Merger-Related Expenses.
Section 4.27 of the BFTL Disclosure Memorandum sets forth BFTL’s good faith estimate of its anticipated investment banking, legal, accounting, and other expenses associated with this Agreement and the consummation of the transactions contemplated hereby.
4.28 Delivery of BFTL Disclosure Memorandum.
BFTL has delivered to Parent a complete BFTL Disclosure Memorandum.
4.29 No Knowledge of Breach.
BFTL has no Knowledge of any facts or circumstances that would result in Parent or First Bank being in breach on the date of execution of this Agreement of any representations and warranties of Parent or First Bank set forth in ARTICLE 5.
4.30 Paycheck Protection Program.
To the extent that BFTL has originated or otherwise participated in any program or benefit created or modified by the Coronavirus Aid, Relief, and Economic Security Act, including but not limited to the Paycheck Protection Program (“PPP”), it has done such in good faith and in material compliance with all Laws governing such program, including but not limited to all regulations and guidance issued by the U.S. Department of the

Treasury and/or the U.S. Small Business Administration with the respect to loans originated pursuant to or in association with the PPP. Except as disclosed on Section 4.30 of the BFTL Disclosure Memorandum, BFTL has not originated any loan under the PPP to any “insider,” as the term is defined under Regulation O (12 C.F.R. Part 215).
4.31 Insurance.
(a) Section 4.31(a) of the BFTL Disclosure Memorandum identifies all of the material insurance policies, binders, or bonds currently maintained by BFTL and its Subsidiaries (the “Insurance Policies”), including the insurer, policy numbers, amount of coverage, effective and termination dates and any pending claims thereunder involving more than $10,000. BFTL and each of its Subsidiaries is insured with reputable insurers against such risks and in such amounts as the management of BFTL reasonably has determined to be prudent in accordance with industry practices. All the Insurance Policies are in full force and effect, neither BFTL nor any Subsidiary has received notice of cancellation of any of the Insurance Policies or is otherwise aware that any insurer under any of the Insurance Policies has expressed an intent to cancel any such Insurance Policies, and neither BFTL nor any of its Subsidiaries is in default thereunder and all claims thereunder have been filed in due and timely fashion. Except as disclosed in Section 4.31(a) of the BFTL Disclosure Memorandum, BFTL has made no claims during the past three years, and no claims are pending or contemplated to be made, under its current policies of directors’ and officers’ errors and omissions or other insurance or its current bankers’ blanket bond.
(b)  Section 4.31(b) of the BFTL Disclosure Memorandum sets forth a true, correct and complete description of all bank owned life insurance (“BOLI”) owned by BFTL or its Subsidiaries, including the value of its BOLI as of the end of the month prior to the date hereof. The value of such BOLI is and has been fairly and accurately reflected in the most recent balance sheet included in the Financial Statements in accordance with GAAP. All BOLI is owned solely by BFTL, no other Person has any ownership claims with respect to such BOLI or proceeds of insurance derived therefrom and there is no split dollar or similar benefit under BFTL’s BOLI. BFTL does not have any outstanding borrowings secured in whole or part by its BOLI.
ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF PARENT AND FIRST BANK
Parent and First Bank hereby represent and warrant, jointly and severally, to BFTL that the statements contained in the following ARTICLE 5 are correct as of the date of this Agreement and will be correct as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this ARTICLE 5), except as to any representation or warranty which specifically relates to an earlier date, which only need be correct as of such earlier date:
5.1 Organization, Standing, and Power.
Parent is a corporation duly organized, validly existing, and in good standing under the Laws of the Commonwealth of Virginia, and has the corporate power and authority to carry on its business as now conducted and to own, lease, and operate its Assets. First Bank is a Virginia state-chartered member bank, validly existing, and in good standing under the Laws of the Commonwealth of Virginia. Each of Parent and First Bank is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of its respective Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect. First Bank is an “insured institution” as defined in the Federal Deposit Insurance Act and applicable regulations thereunder, and the deposits held by First Bank are insured up to applicable limits by the FDIC’s Deposit Insurance Fund.
5.2 Authority; No Breach by Agreement.
(a) Each of Parent and First Bank has the corporate power and authority necessary to execute and deliver this Agreement and, subject to any necessary approvals referred to in Sections 8.1(b) and 8.1(c), the approval of the Parent as the sole shareholder of First Bank, and the approval by Parent’s shareholders of the issuance of the Stock Consideration with respect to the Merger, to perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger and the issuance of the Stock Consideration, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Parent and First Bank, subject to (i) the approval of the Merger by Parent, as the sole shareholder of First Bank (“Requisite First Bank Shareholder Vote”) and (ii) the approval of the issuance of the Stock Consideration pursuant to this Agreement by the holders of two-thirds of the outstanding shares of Parent Common Stock, which is the only Parent shareholder vote required for approval in connection with this Agreement and the transactions contemplated herein (the “Requisite Parent Shareholder Vote”). Subject to any necessary approvals referred to in Sections 8.1(b) and 8.1(c), and by such Requisite First Bank Shareholder Vote and Requisite Parent Shareholder Vote, this Agreement represents a legal, valid, and binding obligation of Parent and First Bank enforceable against Parent and First Bank in accordance with their respective terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).
(b) Neither the execution and delivery of this Agreement by Parent and First Bank, nor the consummation by Parent and First Bank of the transactions contemplated hereby, nor compliance by Parent and First Bank with any of the provisions hereof, will (i) as to Parent, conflict with or result in a breach of any provision of Parent’s Articles of Incorporation or Bylaws, (ii) as to First Bank, conflict with or result in a breach of any provision of First Bank’s Articles of Incorporation or Bylaws, (iii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any Parent Entity under, any Contract or Permit of any Parent Entity, or, (iv) subject to receipt of the requisite Consents referred to in Sections 8.1(b) and (c), constitute or result in a Default under, or require any Consent pursuant to, any Law or Order applicable to any Parent Entity or any of their respective material Assets.
(c) No consents or approvals of or filings or registrations with any Governmental Authority are necessary in connection with the consummation by Parent or First Bank of the Merger and the other transactions contemplated by this Agreement except for (a) the filing of applications and notices with, and approval of such applications and notices from, the Federal Reserve and the Bureau of Financial Institutions division of the State Corporation Commission of the Commonwealth of Virginia, (b) the filing by Parent with the SEC of the Registration Statement in which the Joint Proxy Statement/Prospectus will be included, and declaration of effectiveness of the Registration Statement, (c) the filing of the Articles of Merger with the Commonwealth of Virginia State Corporation Commission, (d) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules and regulations of The Nasdaq Stock Market, as to Parent, or Financial Industry Regulatory Authority, Inc., as to BFTL, and (e) notices or filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, if any.
5.3 Capital Stock.
(a) The authorized capital stock of Parent consists of (i) 8,000,000 shares of Parent Common Stock, of which 4,860,399 shares are issued and outstanding as of February 11, 2021, and, assuming that all of the issued and outstanding restricted stock units are vested, not more than an additional 15,858 shares would be issued and outstanding as of such date, and (ii) 1,000,000 shares of preferred stock, $1.25 par value per share, of which no shares are issued and outstanding as of the date of this Agreement. All of the issued and outstanding shares of capital stock of Parent are duly and validly issued and outstanding and are fully paid and nonassessable. None of the outstanding shares of capital stock of Parent has been issued in violation of any preemptive rights of the current or past shareholders of Parent.
(b) Except for the 15,858 shares of Parent Common Stock reserved for issuance pursuant to outstanding restricted stock units, there are no shares of capital stock or other equity securities of Parent reserved for issuance and no outstanding Rights relating to the capital stock of Parent.
(c) Except as specifically set forth in this Section 5.3, there are no shares of Parent capital stock or other equity securities of Parent outstanding and there are no outstanding Rights with respect to any Parent securities or any right or privilege (whether pre-emptive or contractual) capable of becoming a Contract or Right for the purchase, subscription, exchange or issuance of any securities of Parent.
5.4 Exchange Act Filings; Financial Statements.
(a) Parent has timely filed and made available to BFTL all Exchange Act Documents required to be filed by Parent since December 31, 2017 (together with all such Exchange Act Documents filed, whether or not required to be filed, the “Parent Exchange Act Reports”). The Parent Exchange Act Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Laws and other applicable Laws and (ii) did not, at the time they were filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such amended or subsequent filing or, in the case of registration statements, at the effective date thereof) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Parent Exchange Act Reports or necessary in order to make the statements in such Parent Exchange Act Reports, in light of the circumstances under which they were made, not misleading. No Parent Subsidiary is required to file any Exchange Act Documents.
(b) Each of the Parent Financial Statements (including, in each case, any related notes) contained in the Parent Exchange Act Reports, including any Parent Exchange Act Reports filed after the date of this Agreement until the Effective Time, complied, or will comply, as to form in all material respects with the applicable published rules and regulations of the Exchange Act with respect thereto, was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim statements, as permitted by Quarterly Reports on Form 10-Q of the Exchange Act), and fairly presented in all material respects the consolidated financial position of Parent and its Subsidiaries as at the respective dates and the consolidated results of operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect. The Parent Financial Statements are certified to the extent required by the Sarbanes-Oxley Act.
(c) Parent’s independent public accountants, which have expressed their opinion with respect to the Financial Statements of Parent included in Parent’s Exchange Act Reports (including the related notes), are and have been throughout the periods covered by such Financial Statements (x) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act) (to the extent applicable during such period), (y) “independent” with respect to BFTL within the meaning of Regulation S-X and, (z) with respect to Parent, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and related Securities Laws.
(d) Parent maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act; such controls and procedures are effective to ensure that all material information concerning Parent is made known on a timely basis to the individuals responsible for the preparation of Parent’s Exchange Act Documents. Parent maintains internal control over financial reporting required by Rule 13a-15 or 15d-15 under the Exchange Act that is effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.
(e) Since January 1, 2018, neither Parent nor any Parent Subsidiary nor, to Parent’s Knowledge, any director, officer, employee, auditor, accountant, or representative of Parent or any Parent Subsidiary has received, or otherwise had or obtained Knowledge of, any material complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any Parent Subsidiary or their respective internal accounting controls, including any material complain, allegation, assertion or claim that Parent or any Parent Subsidiary has engaged in questionable accounting or auditing practices.
5.5 Tax Matters.
(a) All Parent Entities have timely filed with the appropriate Taxing Authorities, all Tax Returns in all jurisdictions in which Tax Returns are required to be filed, and such Tax Returns are correct and complete in all material respects. None of the Parent Entities is the beneficiary of any extension of time within which to file any Tax Return. All Taxes of the Parent Entities (whether or not shown on any Tax Return) have been fully and timely paid. There are no Liens for any Taxes (other than a Lien for current real property or ad valorem Taxes not yet due and payable) on any of the Assets of any of the Parent Entities. No claim has ever been made by an authority in a jurisdiction where any Parent Entity does not file a Tax Return that such Parent Entity may be subject to Taxes by that jurisdiction.
(b) None of the Parent Entities has received any notice of assessment or proposed assessment in connection with any Taxes, and there are no threatened or pending disputes, claims, audits, or examinations regarding any Taxes of any Parent Entity or the assets of any Parent Entity. No officer or employee responsible for Tax matters of any Parent Entity expects any Taxing Authority to assess any additional Taxes for any period for which Tax Returns have been filed. No issue has been raised by a Taxing Authority in any prior examination of Parent which, by application of the same or similar principles, could be expected to result in a proposed deficiency for any subsequent taxable period. None of the Parent Entities has waived any statute of limitations in respect of any Taxes or agreed to a Tax assessment or deficiency.
(c) Each Parent Entity has complied in all material respects with all applicable Laws relating to the withholding of Taxes and the payment thereof to appropriate authorities, including Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee or independent contractor, and Taxes required to be withheld and paid pursuant to Sections 1441 and 1442 of the Code or similar provisions under foreign Law.
(d) The unpaid Taxes of each Parent Entity (i) did not, as of the most recent fiscal month end, exceed the reserve for Tax Liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the most recent balance sheet (rather than in any notes thereto) for such Parent Entity and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with past custom and practice of the Parent Entities in filing their Tax Returns.
(e) Except for that certain Tax sharing agreement dated November 14, 2014 between the Parent and First Bank, none of the Parent Entities is a party to any Tax allocation or sharing agreement and none of the Parent Entities has been a member of an affiliated group filing a consolidated federal income Tax Return or has any Tax Liability of any Person under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Law, or as a transferee or successor, by contract or otherwise.
(f) During the five-year period ending on the date hereof, none of the Parent Entities was a “distributing corporation” or a “controlled corporation” as defined in, and in a transaction intended to be governed by Section 355 of the Code.
(g) Each of the Parent Entities is in compliance in all material respects with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state, and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Code.
(h) No Parent Entity is subject to any private letter ruling of the IRS or comparable rulings of any Taxing Authority.
(i) No property owned by any Parent Entity is (i) property required to be treated as being owned by another Person pursuant to the provisions of Section 168(f)(8) of the Internal Revenue Code of 1954, as amended and in effect immediately prior to the enactment of the Tax Reform Act of 1986, (ii) “tax-exempt use property” within the meaning of Section 168(h)(1) of the Code, (iii) “tax-exempt bond financed property” within the meaning of Section 168(g) of the Code, (iv) “limited use property” within the meaning of Rev. Proc. 2001-28, (v) subject to Section 168(g)(1)(A) of the Code, or (vi) subject to any provision of state, local or foreign Law comparable to any of the provisions listed above.
(j) No Parent Entity has any “corporate acquisition indebtedness” within the meaning of Section 279 of the Code.
(k) Parent has disclosed on its federal income Tax Returns all positions taken therein that are reasonably believed to give rise to substantial understatement of federal income tax within the meaning of Section 6662 of the Code.
(l)  No Parent Entity has participated in any reportable transaction, as defined in Treasury Regulation Section 1.6011-4(b)(1), or a transaction substantially similar to a reportable transaction.
(m)Parent has made available to BFTL complete copies of (i) all federal, state, local and foreign income, franchise and other material Tax Returns of the Parent Entities relating to the taxable periods since December 31, 2014 and (ii) any audit report issued within the last four years relating to any Taxes due from or with respect to the Parent Entities.
(n) No Parent Entity nor any other Person on its behalf has (i) filed a consent pursuant to Section 341(f) of the Code (as in effect prior to the repeal under the Jobs and Growth Tax Reconciliation Act of 2003) or agreed to have Section 341(f)(2) of the Code (as in effect prior to the repeal under the Jobs and Growth Tax

Reconciliation Act of 2003) apply to any disposition of a subsection (f) asset (as such term is defined in Section 341(f)(4) of the Code (as in effect prior to the repeal under the Jobs and Growth Tax Reconciliation Act of 2003)) owned by any Parent Entities, (ii) executed or entered into a closing agreement pursuant to Section 7121 of the Code or any similar provision of Law with respect to the Parent Entities, or (iii) granted to any Person any power of attorney that is currently in force with respect to any Tax matter. No Parent Entity has, or ever had, a permanent establishment in any country other than the United States, or has engaged in a trade or business in any country other than the United States that subjected it to tax in such country.
For purposes of this Section 5.5, any reference to Parent or any Parent Entity shall be deemed to include any Person which merged with or was liquidated into or otherwise combined with Parent or a Parent Entity.
5.6 Compliance with Laws.
(a) The Parties understand and agree that nothing in this Agreement shall require or permit any Parent Entity to disclose confidential, supervisory information to any BFTL Entity or any of BFTL’s Representatives.
(b) Each of the Parent Entities has in effect all Permits and has made all filings, applications, and registrations with Governmental Authorities that are required for it to own, lease, or operate its assets and to carry on its business as now conducted, and there has occurred no Default under any such Permit applicable to their respective businesses or employees conducting their respective businesses.
(c) None of the Parent Entities is in Default under any Laws or Orders applicable to its business or employees conducting its business.
(d) Since December 31, 2014, none of the Parent Entities has received any notification or communication from any Governmental Authority (A) asserting that Parent or any of its Subsidiaries is in Default under any of the Permits, Laws, or Orders which such Governmental Authority enforces, (B) threatening to revoke any Permits, or (C) requiring Parent or any of its Subsidiaries (x) to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment, or memorandum of understanding, or (y) to adopt any resolution of its Board of Directors or similar undertaking.
(e) There (A) is no unresolved violation, criticism, or exception by any Governmental Authority with respect to any report or statement relating to any examinations or inspections of Parent or any of its Subsidiaries, (B) are no notices or correspondence received by Parent with respect to formal or informal inquiries by, or disagreements or disputes with, any Governmental Authority with respect to Parent’s or any of Parent’s Subsidiaries’ business, operations, policies, or procedures since its inception, and (C) is not any pending or, to Parent’s Knowledge, threatened, nor has any Governmental Authority indicated an intention to conduct any, investigation, or review of it or any of its Subsidiaries.
(f) None of the Parent Entities nor any of its directors, officers, employees, or Representatives acting on its behalf has offered, paid, or agreed to pay any Person, including any Government Authority, directly or indirectly, any thing of value for the purpose of, or with the intent of obtaining or retaining any business in violation of applicable Laws, including (1) using any corporate funds for any unlawful contribution, gift, entertainment, or other unlawful expense relating to political activity, (2) making any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds, (3) violating any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (4) making any bribe, rebate, payoff, influence payment, kickback, or other unlawful payment.
(g) Each Parent Entity has complied in all material respects with all requirements of Law under the Bank Secrecy Act and the USA Patriot Act, and each Parent Entity has timely filed all reports of suspicious activity, including those required under 12 C.F.R. Part 353.3.
5.7 Legal Proceedings.
There is no Litigation instituted or pending, or, to the Knowledge of Parent, threatened (or unasserted but considered probable of assertion) against any Parent Entity, or against any director, officer, employee, or agent of any Parent Entity in their capacities as such or with respect to any service to or on behalf of any Employee Benefit Plan or any other Person at the request of the Parent Entity or Employee Benefit Plan of any Parent

Entity, or against any Asset, interest, or right of any of them, nor are there any Orders or judgments outstanding against any Parent Entity. No claim for indemnity has been made or, to Parent’s Knowledge, threatened by any director, officer, employee, independent contractor, or agent to any Parent Entity and to Parent’s Knowledge, no basis for any such claim exists.
5.8 Books and Records.
Parent and each Parent Entity maintain accurate books and records reflecting its Assets and Liabilities and maintains proper and adequate internal accounting controls which provide assurance that (a) transactions are executed with management’s authorization; (b) transactions are recorded as necessary to permit preparation of the consolidated financial statements of Parent and to maintain accountability for Parent’s consolidated Assets; (c) access to Parent’s Assets is permitted only in accordance with management’s authorization; (d) the reporting of Parent’s Assets is compared with existing Assets at regular intervals; and (e) accounts, notes, and other receivables are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.
5.9 Reports.
Since January 1, 2015, each Parent Entity has filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with Governmental Authorities. As of their respective dates, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all applicable Laws. As of their respective dates, each such report, statement and document did not, in any material respect, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.
5.10 Brokers and Finders.
Except for Parent Financial Advisor, neither Parent nor its Subsidiaries nor any of their respective officers, directors, employees, or Representatives, has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers’ fees, brokerage fees, commissions, or finder’s fees in connection with this Agreement or the transactions contemplated hereby.
5.11 Board Recommendations.
Parent’s Board of Directors, at a meeting duly called and held, has by unanimous vote of the directors present (i) adopted this Agreement and approved the transactions contemplated hereby, including the Merger, the issuance of the Stock Consideration and the transactions contemplated hereby and thereby, and has determined that, taken together, they are fair to and in the best interests of Parent’s shareholders, and (ii) resolved, subject to the terms of this Agreement, to recommend that the holders of the shares of Parent Common Stock approve the issuance of the Stock Consideration and to call and hold a meeting of Parent’s shareholders at which the issuance of the Stock Consideration shall be submitted to the holders of the shares of Parent Common Stock for approval. First Bank’s Board of Directors, at a meeting duly called and held, has by unanimous vote of the directors present (i) adopted this Agreement and approved the transactions contemplated hereby, including the Merger and the transactions contemplated hereby and thereby, and has determined that, taken together, they are fair to and in the best interests of Parent, First Bank’s sole shareholder.
5.12 Certain Actions.
No Parent Entity or any Affiliate thereof has taken or agreed to take any action or has any Knowledge of any fact or circumstance that is reasonably likely to materially impede or delay receipt of any required Consents or result in the imposition of a condition or restriction of the type referred to in the last sentence of Section 8.1(b). To the Knowledge of Parent, no Person intends to, or is likely to, oppose, challenge or intervene with respect to any application required or planned to be made to any Governmental Agency in connection with the Merger.

5.13 Available Consideration.
Parent has available to it, or as of the Effective Time will have available to it, sufficient shares of authorized and unissued Parent Common Stock for the issuance of the Stock Consideration and First Bank has all funds necessary for the payment of the Cash Consideration and Parent has funds available to it to satisfy its payment obligations under this Agreement.
5.14 Statements True and Correct.
(a) No statement, certificate, instrument, or other writing furnished or to be furnished by any Parent Entity or any Affiliate thereof to BFTL pursuant to this Agreement or any other document, agreement, or instrument referred to herein contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
(b) None of the information supplied or to be supplied by any Parent Entity or any Affiliate thereof for inclusion in the Registration Statement to be filed by Parent with the SEC will, when the application is approved, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein not misleading. None of the information supplied by the Parent Entity or any Affiliate thereof for inclusion in the Joint Proxy Statement/Prospectus to be mailed to each of BFTL’s shareholders and Parent’s shareholders in connection with their respective Shareholders’ Meeting, and any other documents to be filed by any Parent Entity or any Affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, including pursuant to Section 7.2 hereof, will (after taking into account any supplemental or amended information provided prior to filing, mailing, or the date of their respective Shareholders’ Meeting) at the respective time such documents are filed, and with respect to the Joint Proxy Statement/Prospectus, when first mailed to the shareholders of each of BFTL or Parent be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Joint Proxy Statement/Prospectus or any amendment thereof or supplement thereto, at the time of their respective Shareholders’ Meeting be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for their respective Shareholders’ Meeting.
(c) All documents that any Parent Entity or any Affiliate thereof is responsible for filing with any Governmental Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.
ARTICLE 6
CONDUCT OF BUSINESS PENDING CONSUMMATION
6.1 Affirmative Covenants of BFTL and Parent.
(a) From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of Parent and First Bank, which shall not be unreasonably withheld, shall have been obtained, and except as otherwise expressly contemplated herein, BFTL shall, and shall cause each of its Subsidiaries to, (i) operate its business only in the usual, regular, and ordinary course, (ii) use commercially reasonable efforts to preserve intact its business organization and Assets and maintain its rights and franchises, (iii) use commercially reasonable efforts to cause its representations and warranties to be correct at all times, (iv) provide written notice to Parent and First Bank within three (3) days after approval of any loans or other transactions exceeding $250,000 other than residential mortgage loans for which BFTL has a commitment to buy from a reputable investor, (v) consult with Parent and First Bank prior to entering into or making any loans that exceed regulatory loan to value guidelines, and (vi) take no action which would (A) adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentences of Sections 8.1(b) or 8.1(c), or (B) materially adversely affect the ability of any Party to perform its covenants and agreements under this Agreement.
(b) From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of BFTL shall have been obtained, and except as otherwise expressly contemplated herein, Parent shall, and shall cause each of its Subsidiaries to, (i) operate its business only in the usual, regular, and ordinary course, (ii) use commercially reasonable efforts to preserve intact its business organization and Assets and maintain its rights and franchises, (iii) use commercially reasonable efforts to cause its representations and warranties to be correct at all times, and (iv) take no action which would (A) adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentences of Sections 8.1(b) or 8.1(c), or (B) materially adversely affect the ability of any Party to perform its covenants and agreements under this Agreement.
(c) BFTL, Parent and First Bank, each shall, and shall use its best efforts to cause each of its Subsidiaries to, cooperate with the other Party and provide all necessary corporate approvals, and cooperate in seeking all approvals of any business combinations of, or corporate actions among, BFTL and its Subsidiaries requested by Parent or First Bank, provided, the effective time of such business combinations is on or after the Effective Time of the Merger.
(d) Parent, First Bank, and BFTL shall cooperate and use their commercially reasonable efforts to deliver Parent’s Tax counsel and Tax advisors a certificate containing representations reasonably requested by such counsel and/or advisors in connection with the rendering of the Tax opinion to be issued by such counsel and/or advisors with respect to the treatment of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code as required under Section 8.1(g). Parent’s Tax counsel and Tax advisors shall be entitled to rely upon such representations in rendering any such opinions.
6.2 Negative Covenants of BFTL.
From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of Parent, which shall not be unreasonably withheld, shall have been obtained, and except as otherwise expressly contemplated herein, BFTL covenants and agrees that it will not do or agree or commit to do, or permit any of its Subsidiaries to do or agree or commit to do, any of the following:
(a) amend the Articles of Incorporation, Bylaws, or other governing instruments of any BFTL Entity;
(b) incur any additional debt obligation or other obligation for borrowed money in excess of an aggregate of $1,000,000 except in the ordinary course of the business of any BFTL Entity consistent with past practices and that are prepayable without penalty, charge, or other payment (which exception shall include, for BFTL Entities that are depository institutions, creation of deposit liabilities, purchases of federal funds, advances from the Federal Reserve Bank, and entry into repurchase agreements fully secured by U.S. government securities or U.S. government agency securities; provided, however, this exception does not include advances from the Federal Home Loan Bank), or impose, or suffer the imposition, on any Asset of any BFTL Entity of any Lien or permit any such Lien to exist (other than in connection with public deposits, repurchase agreements, bankers’ acceptances, “treasury tax and loan” accounts established in the ordinary course of business of Subsidiaries that are depository institutions, the satisfaction of legal requirements in the exercise of trust powers, and Liens in effect as of the date hereof that are disclosed in the BFTL Disclosure Memorandum);
(c) repurchase, redeem, or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock or membership interests of any BFTL Entity, or declare or pay any dividend or make any other distribution in respect of BFTL’s capital stock;
(d) except for this Agreement, issue, sell, pledge, encumber, authorize the issuance of, enter into any Contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of BFTL Common Stock, any other capital stock or membership interests of any BFTL Entity, or any Right;
(e) adjust, split, combine, or reclassify any capital stock of any BFTL Entity or issue or authorize the issuance of any other securities in respect of or in substitution for shares of BFTL Common Stock, or sell, lease, mortgage, or otherwise dispose of or otherwise (i) any shares of capital stock or membership interests of any BFTL Subsidiary or (ii) any Asset other than in the ordinary course of business for reasonable and adequate consideration;
(f) except for purchases of U.S. Government securities or U.S. Government agency securities, which in either case have maturities of two years or less, purchase any securities or make any material investment except in the ordinary course of business consistent with past practice, either by purchase of stock or securities, contributions to capital, Asset transfers, or purchase of any Assets, in any Person other than a wholly owned BFTL Subsidiary, or otherwise acquire direct or indirect control over any Person, other than in connection with foreclosures of loans in the ordinary course of business;
(g)  (i) except as contemplated by this Agreement, grant any bonuses or increase in compensation or benefits to the employees, officers or directors of any BFTL Entity (except, with respect to employees who are not directors or officers, in the ordinary course of business in accordance with past practice and, with respect to officers and directors, as described in Section 6.2(g)(i) of the BFTL Disclosure Memorandum), (ii) commit or agree to pay any severance or termination pay, change in control, or any stay or other bonus to any BFTL director, officer or employee (except for payments according to Section 6.2(g)(ii) of the BFTL Disclosure Memorandum), (iii) enter into, terminate, or amend any retention, severance, change in control, or employment agreements with officers, employees, directors, independent contractors, or agents of any BFTL Entity, (iv) change any fees or other compensation or other benefits to directors of any BFTL Entity, or (v) except in order to cancel BFTL Options as contemplated by this Agreement, waive any stock repurchase rights, accelerate, amend, or change the period of exercisability of any Rights or restricted stock, or reprice Rights granted under any Employee Benefit Plan or authorize cash payments in exchange for any Rights; or accelerate or vest or commit or agree to accelerate or vest any amounts, benefits or Rights payable by any BFTL Entity;
(h) enter into or amend any employment Contract between any BFTL Entity and any Person (unless such amendment is required by Law) that the BFTL Entity does not have the unconditional right to terminate without Liability (other than Liability for services already rendered), at any time on or after the Effective Time;
(i) adopt any new Employee Benefit Plan of any BFTL Entity or terminate or withdraw from, or make any material change in or to, any existing employee benefit plans, welfare plans, insurance, stock or other plans of any BFTL Entity other than any such change that is required by Law or to maintain continuous benefits at current levels or that, in the written opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan, or make any distributions from such employee benefit or welfare plans, except as required by Law, the terms of such plans or consistent with past practice;
(j) make any change in any Tax or accounting methods or systems of internal accounting controls, except as may be appropriate and necessary to conform to changes in Tax Laws, regulatory accounting requirements, or GAAP;
(k) commence any Litigation other than in accordance with past practice or settle any Litigation involving any Liability of any BFTL Entity for money damages in excess of any amount covered by insurance plus the amount of any deductible or retainage or restrictions upon the operations of any BFTL Entity;
(l) enter into, modify, amend, or terminate any material Contract other than with respect to those involving either (i) aggregate payments of less than, or the provision of goods or services with a market value of less than, $50,000 per annum or (ii) a duration in excess of two years, and other than Contracts covered by Section 6.2(l) of the BFTL Disclosure Memorandum;
(m) except to satisfy a commitment made before the date hereof, make, renegotiate, renew, increase, extend, modify or purchase any loan, lease (credit equivalent), advance, credit enhancement or other extension of credit, or make any commitment in respect of any of the foregoing, except, with respect to any extension of credit to a Person in an amount equal to or less than $600,000 shall not be subject to the prior written consent of Parent, in conformity with existing lending policies and practices, or waive, release, compromise, or assign any material rights or claims, or make any adverse changes in the mix, rates, terms, or maturities of BFTL’s deposits and other Liabilities;
(n) except for loans or extensions of credit secured by a primary or secondary mortgage on 1-4 family real estate, make, renegotiate, renew, increase, extend, modify or accommodate any loan, lease (credit equivalent), advance, credit enhancement or other extension of credit, or make any commitment in respect of any of the foregoing (i) pursuant to regulatory guidance issued by the Regulatory Authorities regarding payment accommodation or relief in response to the coronavirus pandemic or pursuant to Section 4013 of the CARES Act; provided, that the pre-modification principal balance outstanding on such loan exceeds $600,000, or (ii) any loan greater than 60 days past due or (iii) any loan within a loan relationship that includes a loan not risk rated Pass (specifically defined as Special Mention, Substandard or Loss);

(o) except for loans or extensions of credit made on terms generally available to the public, make or increase any loan or other extension of credit, or commit to make or increase any such loan or extension of credit, to any director or executive officer of BFTL, or any entity controlled, directly or indirectly, by any of the foregoing, other than renewals of existing loans or commitments to loan;
(p) restructure or materially change its investment securities portfolio or its interest rate risk position, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;
(q) make any individual capital expenditures in excess of $100,000 other than pursuant to binding commitments existing on the date hereof and other than expenditures necessary to maintain existing assets in good repair or to make payment of necessary taxes;
(r) establish or commit to the establishment of any new branch or other office facilities or file any application to relocate or terminate the operation of any banking office;
(s) take any action that is intended or expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article 8 not being satisfied or in a violation of any provision of this Agreement;
(t) implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or regulatory guidelines;
(u) knowingly take any action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;
(v) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors in support of, any of the actions prohibited by this Section 6.2;
(w) maintain BFTL’s Allowance in a manner that is not consistent with GAAP and applicable regulatory guidelines and accounting principles, practices and methods consistent with past practices of BFTL; or
(x) take any action or fail to take any action that at the time of such action or inaction is reasonably likely to prevent, or would be reasonably likely to materially interfere with, the consummation of this Merger.
6.3 Adverse Changes in Condition.
Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries which (i) has had or is reasonably likely to have, individually or in the aggregate, a BFTL Material Adverse Effect or a Parent Material Adverse Effect, as applicable, (ii) would cause or constitute a material breach of any of its representations, warranties, or covenants contained herein, or (iii) would be reasonably likely to prevent or materially interfere with the consummation of the Merger, and to use its reasonable efforts to prevent or promptly to remedy the same.
6.4 Reports.
Each of Parent and its Subsidiaries and BFTL and its Subsidiaries shall file all reports required to be filed by it with Regulatory Authorities between the date of this Agreement and the Effective Time and shall make available to the other Party copies of all such reports promptly after the same are filed. BFTL and its Subsidiaries shall also make available to Parent monthly financial statements and quarterly call reports. The financial statements of Parent and BFTL, whether or not contained in any such reports filed under the Exchange Act or with any other Regulatory Authority, will fairly present the consolidated financial position of the entity filing such statements as of the dates indicated and the consolidated results of operations, changes in shareholders’ equity, and cash flows for the periods then ended in accordance with GAAP (subject in the case of interim financial statements to normal recurring year-end adjustments that are not material). As of their respective dates, such reports of Parent filed under the Exchange Act will comply in all material respects with the Securities Laws and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Any Parent financial statements contained in any reports to any Regulatory Authority other than the SEC shall be prepared in accordance with the Laws applicable to such reports. As of their respective dates, such reports of BFTL filed with any Regulatory Authority shall be prepared in accordance with the Laws applicable to such reports and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
ARTICLE 7
ADDITIONAL AGREEMENTS
7.1 Shareholder Approvals.
(a) Unless this Agreement has been terminated in accordance with its terms, BFTL shall submit to its shareholders this Agreement and any other matters required to be adopted or approved by shareholders in order to carry out the intentions of this Agreement. In furtherance of that obligation, BFTL shall take, in accordance with applicable Law and its Articles of Incorporation and Bylaws, all action necessary to call, give notice of, convene, and hold the BFTL Shareholders’ Meeting as promptly as practicable for the purpose of considering and voting on approval of this Agreement and the transactions provided for in this Agreement. BFTL’s Board of Directors shall recommend that its shareholders approve this Agreement in accordance with the VSCA (the “BFTL Recommendation”) and shall include such recommendation in the Joint Proxy Statement/Prospectus mailed to shareholders of BFTL, except to the extent BFTL’s Board of Directors has made an Adverse Recommendation Change (as defined below) in accordance with the terms of this Agreement. Subject to Sections 7.1(b) and (c) and 7.3, BFTL shall solicit and use its reasonable efforts to obtain the Requisite BFTL Shareholder Vote.
(b) Neither BFTL’s Board of Directors nor any committee thereof shall, except as expressly permitted by this Section, (i) withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, in a manner adverse to Parent, the BFTL Recommendation or (ii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal (each, an “Adverse Recommendation Change”). Notwithstanding the foregoing, prior to the Requisite BFTL Shareholder Vote, BFTL’s Board of Directors may make an Adverse Recommendation Change if and only if:
(i) BFTL’s Board of Directors determines in good faith, after consultation with the BFTL Financial Advisor and outside counsel, that it has received an Acquisition Proposal (that did not result from a breach of Section 7.3) that constitutes or is likely to result in a Superior Proposal;
(ii) BFTL’s Board of Directors determines in good faith, after consultation with BFTL’s outside counsel, that a failure to accept such Superior Proposal would be inconsistent with its fiduciary duties to BFTL and its shareholders under applicable Law;
(iii) BFTL’s Board of Directors provides written notice (a “Notice of Recommendation Change”) to Parent and First Bank of its receipt of the Superior Proposal and its intent to announce an Adverse Recommendation Change on the fifth business day following delivery of such notice, which notice shall specify the material terms and conditions of the Superior Proposal (and include a copy thereof with all accompanying documentation, if in writing) and identifying the Person or Group making such Superior Proposal (it being understood that any amendment to any material term of such Acquisition Proposal shall require a new Notice of Recommendation Change, except that, in such case, the five business day period referred to in this clause (iii) and in clauses (iv) and (v) shall be reduced to three business days following the giving of such new Notice of Recommendation Change);
(iv) after providing such Notice of Recommendation Change, BFTL shall negotiate in good faith with Parent and First Bank and provide Parent and First Bank reasonable opportunity during the subsequent five business day period to make such adjustments in the terms and conditions of this Agreement as would enable the Board of Directors of BFTL to proceed without an Adverse Recommendation Change (provided, however, that Parent or First Bank shall not be required to propose any such adjustments); and
(v) BFTL’s Board of Directors, following such five business day period, again determines in good faith, after consultation with the BFTL Financial Advisor and outside counsel, that such Acquisition Proposal nonetheless continues to constitute a Superior Proposal and that failure to take such action would violate their fiduciary duties to BFTL and its shareholders under applicable Law.
(c) Parent shall submit to its shareholders this Agreement and any other matters required to be approved by its shareholders in order to carry out the intentions of this Agreement, including the issuance of the Stock Consideration. In furtherance of that obligation, Parent shall take, in accordance with applicable Law and its

Articles of Incorporation and Bylaws, all action necessary to call, give notice of, convene, and hold Parent’s Shareholders’ Meeting as soon as reasonably practicable. The Board of Directors of the Parent shall recommend that its shareholders approve the issuance of the Stock Consideration in accordance with the rules and regulations of the VSCA and The Nasdaq Stock Market and shall include such recommendations in the Joint Proxy Statement/Prospectus. Parent shall solicit and use its reasonable best efforts to obtain the Requisite Parent Shareholder Vote. Parent, as the sole shareholder of First Bank, shall approve this Agreement and the consummation of the transactions contemplated hereby, including the Merger, by the Requisite First Bank Shareholder Vote.
7.2 Registration of Parent Common Stock.
(a) As promptly as reasonably practicable following the date hereof, Parent shall prepare and file with the SEC the Registration Statement, which shall include the Joint Proxy Statement/Prospectus and constitute the prospectus relating to the shares of Parent Common Stock to be issued in the Merger. BFTL will furnish to Parent the information required to be included in the Registration Statement with respect to its business and affairs and shall have the right to review and consult with Parent on the form of, and any characterizations of such information included in, the Registration Statement prior to its being filed with the SEC. Parent shall use reasonable best efforts to have the Registration Statement declared effective by the SEC and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the transactions contemplated hereby. Parent and BFTL will use their reasonable best efforts to cause the Joint Proxy Statement/Prospectus to be mailed to their respective shareholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Parent will advise BFTL, promptly after it receives notice thereof, of the time when the Registration Statement has become effective, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Joint Proxy Statement/Prospectus or the Registration Statement. If at any time prior to the Effective Time any information relating to Parent or BFTL, or any of their respective Affiliates, officers or directors, should be discovered by Parent or BFTL which should be set forth in an amendment or supplement to any of the Registration Statement or the Joint Proxy Statement/Prospectus so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Party hereto and, to the extent required by Law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed by Parent with the SEC and disseminated by BFTL to its shareholders and by Parent to its shareholders.
(b) Parent and BFTL shall also take any action required to be taken under any applicable state securities laws in connection with the Merger and each of Parent and BFTL shall furnish all information concerning it and the holders of BFTL Common Stock as may be reasonably requested in connection with any such action.
(c) Prior to the Effective Time, Parent shall notify The Nasdaq Stock Market of the additional shares of Parent Common Stock to be issued by Parent in connection with the Merger.
7.3 Other Offers, etc.
(a) From the date of this Agreement through the first to occur of the Effective Time or termination of this Agreement, each BFTL Entity shall not, and shall cause its Affiliates and Representatives not to, directly or indirectly (i) solicit, or initiate, or knowingly encourage, induce or knowingly facilitate the making, submission, or announcement of any proposal that constitutes an Acquisition Proposal, or (ii) participate in any discussions (except to notify a third party of the existence of restrictions provided in this Section 7.3 or to clarify the terms and conditions of an unsolicited Acquisition Proposal) or negotiations regarding, or disclose or provide any nonpublic information with respect to, or knowingly take any other action to facilitate any inquiries or the making of any proposal that constitutes an Acquisition Proposal, (iii) enter into any agreement (including any agreement in principle, letter of intent or understanding, merger agreement, stock purchase agreement, asset purchase agreement, or share exchange agreement, but excluding a confidentiality agreement of the type described below) (an “Acquisition Agreement”) contemplating or otherwise relating to any Acquisition Transaction, or (iv) propose or agree to do any of the foregoing; provided, however, that prior to the Requisite BFTL Shareholder Vote, this Section 7.3 shall not prohibit a BFTL Entity from furnishing nonpublic information regarding any BFTL Entity to, or entering into a confidentiality agreement or discussions or negotiations with, any Person or Group in response to a bona fide, unsolicited written Acquisition Proposal submitted by such Person or Group (and not withdrawn) if and only if: (A) no BFTL Entity or Representative or Affiliate thereof shall have violated any of the restrictions set forth in this Section 7.3 (other than any breach of such obligation that is unintentional and immaterial and did not result in the submission of such Acquisition Proposal), (B) BFTL’s Board of Directors shall have determined in good faith, after consultation with the BFTL Financial Advisor and BFTL’s outside counsel, that such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal, (C) BFTL’s Board of Directors concludes in good faith, after consultation with its outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law to BFTL and its shareholders, (D) (1) at least five business days prior to furnishing any such nonpublic information to, or entering into discussions or negotiations with, such Person or Group, BFTL gives Parent written notice of the identity of such Person or Group and of BFTL’s intention to furnish nonpublic information to, or enter into discussions or negotiations with, such Person or Group, and (2) BFTL receives from such Person or Group an executed confidentiality agreement containing terms no less favorable to the disclosing Party than the confidentiality terms of this Agreement, and (E) contemporaneously with furnishing any such nonpublic information to such Person or Group, BFTL furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously furnished by BFTL to Parent). In addition to the foregoing, BFTL shall provide Parent with at least five business days’ prior written notice of a meeting of BFTL’s Board of Directors at which meeting BFTL’s Board of Directors is reasonably expected to resolve to recommend the Acquisition Agreement as a Superior Proposal to its shareholders, and BFTL shall keep Parent reasonably informed on a prompt basis, of the status and material terms of such Acquisition Proposal, including any material amendments or proposed amendments as to price and other material terms thereof.
(b) In addition to the obligations of BFTL set forth in this Section 7.3, as promptly as practicable, after any of the directors or executive officers of BFTL become aware thereof, BFTL shall advise Parent of any request received by BFTL for nonpublic information which BFTL reasonably believes could lead to an Acquisition Proposal or of any Acquisition Proposal, the material terms and conditions of such request or Acquisition Proposal, and the identity of the Person or Group making any such request or Acquisition Proposal. BFTL shall keep Parent informed promptly of material amendments or modifications to any such request or Acquisition Proposal.
(c) BFTL shall, and shall cause its and each BFTL Entity’s directors, officers, employees, and Representatives to immediately cease any and all existing activities, discussions, or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal and will use and cause to be used all commercially reasonable best efforts to enforce any confidentiality or similar or related agreement relating to any Acquisition Proposal.
(d) Nothing contained in this Agreement shall prevent a Party or its Board of Directors from complying with Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal, provided, that such Rules will in no way eliminate or modify the effect that any action pursuant to such Rules would otherwise have under this Agreement.
7.4 Consents of Regulatory Authorities.
The Parties hereto shall cooperate with each other and use their commercially reasonable efforts to promptly prepare and file all necessary documentation and applications, to effect all applications, notices, petitions and filings, and to obtain as promptly as practicable all Consents of all Regulatory Authorities and other Persons which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger). The Parties agree that they will consult with each other with respect to the obtaining of all Consents of all Regulatory Authorities and other Persons necessary or advisable to consummate the transactions contemplated by this Agreement and each Party will keep the other apprised of the status of matters relating to contemplation of the transactions contemplated herein. Each Party also shall promptly advise the other upon receiving any communication from any Regulatory Authority or other Person whose Consent is required for consummation of the transactions contemplated by this Agreement which causes such Party to believe that there is a reasonable likelihood that any requisite Consent will not be obtained or that the receipt of any such Consent will be materially delayed.

7.5 Agreement as to Efforts to Consummate.
Subject to the terms and conditions of this Agreement, each Party agrees to use, and to cause its Subsidiaries to use, its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate and make effective, as soon as commercially reasonably practicable after the date of this Agreement, the transactions contemplated by this Agreement, including using its reasonable efforts to lift or rescind any Order adversely affecting its ability to consummate the transactions contemplated herein and to cause to be satisfied the conditions referred to in Article 8; provided, that nothing herein shall preclude either Party from exercising its rights under this Agreement.
7.6 Investigation and Confidentiality.
(a) Prior to the Effective Time, each Party shall keep the other Party advised of all material developments relevant to its business and the consummation of the Merger and shall permit the other Party to make or cause to be made such investigation of its business and properties (including that of its Subsidiaries) and of their respective financial and legal conditions as the other Party reasonably requests, provided, that such investigation shall be reasonably related to the transactions contemplated hereby and shall not interfere unnecessarily with normal operations. No investigation by a Party shall affect the ability of such Party to rely on the representations and warranties of the other Party. Between the date hereof and the Effective Time, BFTL shall permit Parent’s senior officers and independent auditors to meet with the senior officers of BFTL, including officers responsible for the BFTL Financial Statements and the internal controls of BFTL and BFTL’s independent auditors, to discuss such matters as Parent may deem reasonably necessary or appropriate for Parent to satisfy its obligations under Sections 302, 404 and 906 of the Sarbanes-Oxley Act.
(b) In addition to each Party’s obligations pursuant to Section 7.6(a), each Party shall, and shall cause its advisors and agents to, maintain the confidentiality of all confidential information furnished to it by the other Party concerning its and its Subsidiaries’ businesses, operations, and financial positions and shall not use such information for any purpose except in furtherance of the transactions contemplated by this Agreement. If this Agreement is terminated prior to the Effective Time, each Party shall promptly return or certify the destruction of all documents and copies thereof, and all work papers containing confidential information received from the other Party.
(c) BFTL shall use its reasonable efforts to exercise, and shall not waive any of, its rights under confidentiality agreements entered into with Persons which were considering an Acquisition Proposal with respect to BFTL to preserve the confidentiality of the information relating to the BFTL Entities provided to such Persons and their Affiliates and Representatives.
(d) Each Party agrees to give the other Party notice as soon as practicable after any determination by it of any fact or occurrence relating to the other Party which it has discovered through the course of its investigation and which represents, or is reasonably likely to represent, either a material breach of any representation, warranty, covenant, or agreement of the other Party or which has had or is reasonably likely to have a BFTL Material Adverse Effect or a Parent Material Adverse Effect, as applicable.
7.7 Press Releases.
Prior to the Effective Time, BFTL and Parent shall consult with each other as to the form and substance of any press release, communication with BFTL’s shareholders, or other public disclosure materially related to this Agreement, or any other transaction contemplated hereby; provided, that nothing in this Section 7.7 shall be deemed to prohibit any Party from making any disclosure which its counsel deems necessary or advisable in order to satisfy such Party’s disclosure obligations imposed by Law.
7.8 Charter Provisions.
Each BFTL Entity shall take all necessary action to ensure that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated hereby do not and will not result in the grant of any rights to any Person under the Articles of Incorporation, Bylaws, or other governing instruments of any BFTL Entity or restrict or impair the ability of Parent or any of its Subsidiaries to vote, or otherwise to exercise the rights of a shareholder with respect to, shares of any BFTL Entity that may be directly or indirectly acquired or controlled by them.

7.9 Employee Benefits and Contracts.
(a) (i) All persons who are employees of the BFTL Entities immediately prior to the Effective Time and whose employment is not terminated, if any, at or prior to the Effective Time (a “Continuing Employee”) shall, at the Effective Time, become at-will employees of the Surviving Bank; provided, however, that in no event shall any of the employees of the BFTL Entities be officers of Parent or the Surviving Bank, or have or exercise any power or duty conferred upon such an officer, unless and until duly elected or appointed to such position by the Board of Directors of Parent or the Surviving Bank and in accordance with the bylaws of Parent or Surviving Bank. All of the Continuing Employees shall be employed at the will of the Surviving Bank, and no contractual right to employment shall inure to such employees because of this Agreement except as may be otherwise expressly set forth in this Agreement.
(ii) If a BFTL employee (who is not individually a party to an employment agreement with BFTL) is terminated by Parent or the Surviving Bank (or by BFTL at the request of Parent or Surviving Bank) for reasons other than for “cause” (as defined below) at the Effective Time or during the period from the Effective Time until 90 days after the Surviving Bank’s core data processing systems conversion date, then the Surviving Bank shall pay severance to such BFTL employee, subject to such BFTL employee’s execution and non-revocation of a general release of claims in a form satisfactory to Parent. The severance pay to be provided under this provision shall equal to two weeks of base salary for each twelve months of such BFTL employee’s prior employment with BFTL; provided, however, that in no event will the total amount of severance for any single BFTL employee be less than four weeks of such base salary nor greater than twenty-six weeks of such base salary. For purposes of this Section 7.9(a)(ii), “cause” shall mean a termination due to the employee’s personal dishonesty, incompetence, willful misconduct, breach of a fiduciary duty involving personal profit, willful violation of any law, rule or regulation (other than traffic violations or similar offenses), conviction of a felony or of a misdemeanor involving moral turpitude, misappropriation of the Surviving Bank’s assets (determined on a reasonable basis).
(b) As of the Effective Time, each Continuing Employee shall be eligible to participate in each of Parent’s Employee Benefit Plans with full credit for prior service with BFTL solely for purposes of eligibility and vesting except to the extent described in Section 7.9(b) of the BFTL Disclosure Memorandum.
(c) As of the Effective Time and to the extent of eligibility in a Parent Employee Benefit Plan, Parent shall make available employer-provided benefits under Parent Employee Benefit Plans to each Continuing Employee on the same basis as it provides such coverage to Parent or First Bank employees. With respect to Parent Employee Benefit Plans providing health coverage, Parent shall use commercially reasonable efforts to cause any pre-existing condition, eligibility waiting period, or other limitations or exclusions otherwise applicable under such plans to new employees not to apply to a Continuing Employee or their covered dependents who were covered under a similar BFTL plan at the Effective Time of the Merger. In addition, if any such transition occurs during the middle of a plan year, Parent shall use commercially reasonable efforts to cause any such successor Parent Employee Benefit Plan providing health coverage to give credit towards satisfaction of any annual deductible limitation and out-of-pocket maximum applied under such successor plan for any deductible, co-payment and other cost-sharing amounts previously paid by a Continuing Employee respecting his or her participation in the corresponding BFTL Employee Benefit Plan during that plan year prior to the transition effective date.
(d) Concurrently with the execution and delivery of this Agreement, C. Scott Steele and Sandi Craft shall enter into an employment agreement in the form attached hereto as Exhibit A, which shall become effective only upon the Effective Time of the Merger.
(e) On or by the Effective Time of the Merger, each BFTL executive officer shall enter into a settlement agreement in the form attached hereto as Exhibit B.
(f) BFTL shall cause each of BFTL’s executive officers and directors to execute and deliver an Officers and Directors Agreement dated as of the date hereof (and which shall be effective as of the Effective Time) in the form attached hereto as Exhibit C.
(g) No officer, employee, or other Person (other than the corporate Parties to this Agreement) shall be deemed a third party or other beneficiary of this Agreement, and no such Person shall have any right or other entitlement to enforce any provision of this Agreement or seek any remedy in connection with this Agreement, except as may be expressly set forth in Section 7.11. No provision of this Agreement constitutes or shall be deemed to constitute, an Employee Benefit Plan or other arrangement, an amendment of any Employee Benefit Plan or other arrangement, or any provision of any Employee Benefit Plan or other arrangement.
(h) Other than Section 3.5 (BFTL Options), no provision of this Agreement (i) constitutes or shall be deemed to constitute, an employee benefit plan or other arrangement, an amendment of any employee benefit plan or other arrangement, or any provision of any employee benefit plan or other arrangement or (ii) provide any right or entitlements to any employee or other third party.
(i) Upon not less than ten days’ notice prior to the Closing Date from Parent to BFTL, BFTL shall cause the termination, amendment or other appropriate modification of each BFTL Benefit Plan as specified by Parent in such notice such that no BFTL Entity shall sponsor or otherwise have any further Liability thereunder in connection with such applicable BFTL Benefit Plans, effective as of the date which immediately precedes the Closing Date. Upon such action, participants in such applicable BFTL Benefit Plans that are BFTL ERISA Plans shall be 100% vested in their account balances. With respect to each such BFTL Benefit Plan which provides for a “cash or deferred arrangement” pursuant to Code Section 401(k) (each, a “401(k) Plan”), (i) prior to the Closing Date, the appropriate Board of Directors among the BFTL Entities shall adopt resolutions terminating each 401(k) Plan effective as of the date which immediately precedes the date which includes the Effective Time (the “Termination Date”), (ii) prior to each 401(k) Plan’s termination under “(i),” immediately above, BFTL shall cause each 401(k) Plan to adopt all amendments, including amendments and restatements, of each document evidencing each 401(k) Plan, as may be necessary to maintain each 401(k) Plan’s compliance with Code Section 401(a) and other applicable provisions of the Code pursuant to such termination, and (iii) as of the Termination Date, BFTL shall cause each 401(k) Plan to proceed with implementing the process of distributing each 401(k) Plan’s account balances to participants. Parent or Parent Bank shall cause its Employee Benefit Plan which provides for a “cash or deferred arrangement” pursuant to Code Section 401(k) to accept direct rollovers from any 401(k) Plan described in the preceding sentence, and will use commercially reasonable efforts to permit direct rollover of a participant plan loan.
7.10 Section 16 Matters.
Prior to the Effective Time, Parent shall take all such steps as may be required to cause any acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) by each individual who, immediately following the Merger, will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent, resulting from the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 promulgated under the Exchange Act to the fullest extent permitted by applicable Law. BFTL agrees to promptly furnish Parent with all requisite information necessary for Parent to take the actions contemplated by this Section 7.10.
7.11 Indemnification.
(a) For a period of six years after the Effective Time, Parent shall, and shall cause the Surviving Bank to, indemnify, defend, and hold harmless the present and former directors and executive officers of the BFTL Entities (each, an “Indemnified Party”) against all Liabilities arising out of actions or omissions arising out of the Indemnified Party’s service or services as directors, officers, employees, or agents of BFTL or, at BFTL’s request, of another corporation, partnership, joint venture, trust, or other enterprise occurring at or prior to the Effective Time (including service in connection with the transactions contemplated by this Agreement) to the fullest extent permitted under the VSCA, Section 402 of the Sarbanes-Oxley Act, the Securities Laws and FDIC Regulations Part 359, and by BFTL’s Articles of Incorporation and Bylaws as in effect on the date hereof, including provisions relating to advances of expenses incurred in the defense of any Litigation and whether or not any Parent Entity is insured against any such matter.
(b) Prior to the Effective Time, Parent shall purchase, or shall direct BFTL to purchase, an extended reporting period endorsement under BFTL’s existing directors’ and officers’ liability insurance coverage (“BFTL D&O Policy”) (or, if such extended endorsement coverage is not available, or is not available on reasonable terms, for the requisite period of time, such additional policy or policies as shall be necessary to provide coverage for such period of time) for acts or omissions occurring prior to the Effective Time by such directors and officers currently covered by BFTL’s D&O Policy. The directors and officers of BFTL shall take all reasonable actions required by the insurance carrier necessary to procure such endorsement (or additional policy or policies). Such endorsement (or additional policy or policies) shall provide such directors and officers with coverage following the Effective Time for six years or such lesser period of time as can be purchased for an aggregate amount equal to 200% of the current annual premium for BFTL’s D&O Policy (the “Premium Multiple”). If Parent is unable to obtain or maintain the insurance coverage called for in this Section 7.11(b), then Parent shall obtain the most advantageous coverage that can be purchased for the Premium Multiple.
(c) Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 7.11, upon learning of any such Liability or Litigation, shall promptly notify Parent and the Surviving Bank thereof in writing. In the event of any such Litigation (whether arising before or after the Effective Time), (i) Parent or the Surviving Bank shall have the right to assume the defense thereof and neither Parent nor the Surviving Bank shall be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Parent or the Surviving Bank elects not to assume such defense or counsel for the Indemnified Parties advises that there are substantive issues which raise conflicts of interest between Parent or the Surviving Bank and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Parent or the Surviving Bank shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, that Parent and the Surviving Bank shall be obligated pursuant to this paragraph (c) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction; (ii) the Indemnified Parties will cooperate in good faith in the defense of any such Litigation; and (iii) neither Parent nor the Surviving Bank shall be liable for any settlement effected without its prior written consent and which does not provide for a complete and irrevocable release of all Parent Entities and their respective directors, officers, and controlling persons, employees, agents, and Representatives; and provided, further, that neither Parent nor the Surviving Bank shall have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.
(d) If Parent or the Surviving Bank or any successors or assigns shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or shall transfer all or substantially all of its assets to any Person, then and in each case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Bank shall assume the obligations set forth in this Section 7.11.
(e) The provisions of this Section 7.11 are intended to be for the benefit of, shall be enforceable by, and may not be modified without the prior written consent of each Indemnified Party and their respective heirs and legal and personal representatives.
7.12 Directors.
At the Effective Time, Parent and First Bank will cause three individuals who are currently in office as a director of BFTL at the Effective Time, to be appointed a director of Parent and First Bank (each a “Continuing Director”). Each Continuing Director’s continued service as a director of Parent and First Bank will be subject to the normal nomination and election processes.
ARTICLE 8
CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE
8.1 Conditions to Obligations of Each Party.
The respective obligations of each Party to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by both Parties pursuant to Section 10.6:
(a) Shareholder Approvals. The shareholders of BFTL shall have approved this Agreement and the consummation of the transactions contemplated hereby, including the Merger, by the Requisite BFTL Shareholder Vote, as and to the extent required by Law and by the provisions of BFTL’s Articles of Incorporation and Bylaws. The shareholders of Parent shall have approved the issuance of the Stock Consideration, by the Requisite Parent Shareholder Vote, as and to the extent required by Law and by the provisions of Parent’s Articles of Incorporation and Bylaws. Parent, as the sole shareholder of First Bank, shall have approved the this Agreement and the consummation of the transactions contemplated hereby, including the Merger, by the Requisite First Bank Shareholder Vote, as and to the extent required by Law and by the provisions of First Bank’s Articles of Incorporation and Bylaws.

(b) Regulatory Approvals. All Consents of, filings and registrations with, and notifications to, all Regulatory Authorities required for consummation of the Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by Law shall have expired. No Consent obtained from any Regulatory Authority which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner (including requirements relating to the raising of additional capital or the disposition of Assets) which in the reasonable judgment of the Board of Directors of Parent would so materially adversely affect the economic or business benefits of the transactions contemplated by this Agreement that, had such condition or requirement been known, the Parent would not, in its reasonable judgment, have entered into this Agreement.
(c) Consents and Approvals. Each Party shall have obtained any and all Consents required for consummation of the Merger (other than those referred to in Section 8.1(b)) or for the preventing of any Default under any Contract or Permit of such Party which, if not obtained or made, would be reasonably likely to have, individually or in the aggregate, a BFTL Material Adverse Effect or a Parent Material Adverse Effect, as applicable. BFTL shall have obtained the Consents listed in Section 8.1(c) of the BFTL Disclosure Memorandum, including Consents from the lessors of each office leased by BFTL. No Consent so obtained which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner which in the reasonable judgment of the Board of Directors of Parent would so materially adversely affect the economic or business benefits of the transactions contemplated by this Agreement that, had such condition or requirement been known, Parent would not, in its reasonable judgment, have entered into this Agreement.
(d) Registration Statement. The Registration Statement shall have been declared effective by the SEC and no proceedings shall be pending or threatened by the SEC to suspend the effectiveness of the Registration Statement.
(e) Legal Proceedings. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any Law or Order (whether temporary, preliminary or permanent) or taken any other action which prohibits, restricts, or makes illegal consummation of the transactions contemplated by this Agreement.
(f) Exchange Listing. Parent shall have filed with The Nasdaq Stock Market a notification form for the listing of all shares of Parent Common Stock to be delivered as Merger Consideration, and The Nasdaq Stock Market shall not have objected to the listing of such shares of Parent Common Stock.
(g) Tax Opinion. Parent, First Bank and BFTL shall have received the opinion of Parent’s legal counsel, dated as of the Closing, in form and substance customary in transactions of the type contemplated hereby, substantially to the effect that on the basis of the facts, representations, and assumptions set forth in such opinion, which are consistent with the state of facts existing at the Effective Time, (i) the Merger will be treated for federal income Tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and (ii) Parent, First Bank and BFTL will each be a party to that reorganization within the meaning of Section 368(b) of the Code. Such opinion may be based on, in addition to the review of such matters of fact and Law as the opinion given considers appropriate, representations contained in certificates of officers of Parent and BFTL.
8.2 Conditions to Obligations of Parent and First Bank.
The obligations of Parent and First Bank to perform this Agreement and to consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Parent and First Bank pursuant to Section 10.6(a):
(a) Representations and Warranties. For purposes of this Section 8.2(a), the accuracy of the representations and warranties of BFTL set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided, that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties set forth in Sections 4.1, 4.2(a), 4.2(b)(i), 4.3, and 4.24 shall be true and correct (except for inaccuracies which are de minimis in amount or effect). There shall not exist inaccuracies in the representations and warranties of BFTL set forth in this Agreement (including the representations and warranties set forth in Sections 4.1, 4.2(a), 4.2(b)(i), 4.3, and 4.24)

such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a BFTL Material Adverse Effect; provided, that for purposes of this sentence only, those representations and warranties which are qualified by references to “material” or “Material Adverse Effect” or to the “Knowledge” of any Person shall be deemed not to include such qualifications.
(b) Performance of Agreements and Covenants. Each and all of the agreements and covenants of BFTL to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.
(c) Officers’ Certificate. BFTL shall have delivered to Parent and First Bank (i) a certificate, dated as of the Closing Date and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 8.1 as it relates to BFTL and in Sections 8.2(a), 8.2(b) and 8.2(h) have been satisfied.
(d) Certificates of Secretary and Public Officials. The BFTL Entities shall have delivered the following additional certificates: (i) a certificate of the secretary of the BFTL Entities, dated as of the Closing Date, certifying as to: (1) the incumbency of officers of the BFTL Entities executing documents and delivered in connection herewith, (2) a copy of the Articles of Incorporation of BFTL as in effect from the date of this Agreement until the Closing Date, (3) a copy of the bylaws of BFTL as in effect from the date of this Agreement until the Closing Date, (4) the resolutions of BFTL’s Board of Directors adopting, authorizing and approving the applicable matters contemplated hereunder; (ii) a certificate (dated not more than 10 days prior to the Closing Date) of the Commonwealth of Virginia State Corporation Commission as to the good standing of BFTL; and (iii) a certificate of the FDIC (dated not less than ten days prior to the Closing Date) certifying that BFTL is an insured depository institution.
(e) Employment Agreement. The Employment Agreements executed and delivered pursuant to Section 7.9(d) of this Agreement shall remain in full force and effect and the executives party thereto shall not have advised Parent that they intend to breach such agreement.
(f) Settlement Agreement. The Settlement Agreements executed and delivered pursuant to Section 7.9(e) of this Agreement shall remain in full force and effect and the executives party thereto shall not have advised Parent that they intend to breach such agreement.
(g) Officers and Directors Agreements. The Officers and Directors Agreements in the form attached hereto as Exhibit C shall have been executed by the executive officers of BFTL and each member of BFTL’s Board of Directors and delivered to Parent.
(h) No Material Adverse Effect. There shall not have occurred any BFTL Material Adverse Effect from the December 31, 2019 balance sheet to the Effective Time with respect to BFTL.
8.3 Conditions to Obligations of BFTL.
The obligations of BFTL to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by BFTL pursuant to Section 10.6(b):
(a) Representations and Warranties. For purposes of this Section 8.3(a), the accuracy of the representations and warranties of Parent set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties set forth in Sections 5.1, 5.2(a) and 5.2(b)(i), and 5.5 shall be true and correct (except for inaccuracies which are de minimis in amount or effect). There shall not exist inaccuracies in the representations and warranties of Parent set forth in this Agreement (including the representations and warranties set forth in Sections 5.1, 5.2(a) and 5.2(b)(i), and 5.5) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Parent Material Adverse Effect; provided, that, for purposes of this sentence only, those representations and warranties which are qualified by references to “material” or “Material Adverse Effect” or to the “Knowledge” of any Person shall be deemed not to include such qualifications.

(b) Performance of Agreements and Covenants. Each and all of the agreements and covenants of Parent to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.
(c) Officers’ Certificate. Parent shall have delivered to BFTL a certificate, dated as of the Closing Date and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 8.1 as they relate to Parent and in Sections 8.3(a), 8.3(b), and 8.3(f) have been satisfied.
(d) Certificates of Secretary and Public Officials. The Parent Entities shall have delivered the following additional certificates: (i) a certificate of the secretary of the Parent Entities, dated as of the Closing Date, certifying and attesting as to: (1) the incumbency of officers of the Parent Entities executing documents executed and delivered in connection herewith, (2) the Articles of Incorporation of Parent as in effect from the date of this Agreement until the Closing Date, (3) the bylaws of Parent as in effect from the date of this Agreement until the Closing Date, (4) resolutions of Parent’s Board of Directors authorizing, adopting, or approving the applicable matters contemplated hereunder, (5) the Articles of Incorporation of Buyer Bank as in effect from the date of this Agreement until the Closing Date, (6) the bylaws of Buyer Bank as in effect from the date of this Agreement until the Closing Date; (ii) a certificate (dated not less than ten days prior to the Closing Date) of the Commonwealth of Virginia State Corporation Commission as to the good standing of Parent; (iii) if available, a certificate issued by the Federal Reserve Bank of Richmond (dated not less than ten days prior to the Closing Date) certifying that (A) Parent is a registered bank holding company and (B) First Bank’s current status as a member bank; and (iv) a certificate of the FDIC (dated not less than ten days prior to the Closing Date) certifying that First Bank is an insured depository institution.
(e) Payment of Merger Consideration. Parent and First Bank, as applicable, shall be prepared to deliver the Merger Consideration as provided by this Agreement.
(f) No Material Adverse Effect. There shall not have occurred any Parent Material Adverse Effect from the December 31, 2019 balance sheet to the Effective Time with respect to Parent.
ARTICLE 9
TERMINATION
9.1 Termination.
Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement by the shareholders of BFTL or the approval of the issuance of the Stock Consideration by the shareholders of Parent, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:
(a) By mutual written agreement of Parent and BFTL; or
(b) By Parent or BFTL (provided, that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event of a breach by the other Party of any representation or warranty contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such breach and which breach is reasonably likely, in the opinion of the non-breaching Party, to permit such Party to refuse to consummate the transactions contemplated by this Agreement pursuant to the standard set forth in Section 8.2 or 8.3 as applicable; or
(c) By Parent or BFTL in the event (i) any Consent of any Regulatory Authority required for consummation of the Merger and the other transactions contemplated hereby shall have been denied by final nonappealable action of such authority or if any action taken by such authority is not appealed within the time limit for appeal, (ii) any Law or Order permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger shall have become final and nonappealable, (iii) the Requisite BFTL Shareholder Vote is not obtained at BFTL’s Shareholders’ Meeting where such matters were presented to such shareholders for approval and voted upon, or (iv) the Requisite Parent Shareholder Vote is not obtained at Parent’s Shareholders’ Meeting; or

(d) By Parent or BFTL in the event that the Merger shall not have been consummated by October 31, 2021, if the failure to consummate the transactions contemplated hereby on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section 9.1; or
(e) By Parent (provided, that Parent is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event that (i) BFTL’s Board of Directors shall have made an Adverse Recommendation Change; (ii) BFTL’s Board of Directors shall have failed to reaffirm the BFTL Recommendation within ten business days after Parent requests such at any time following the public announcement of an Acquisition Proposal, or (iii) BFTL shall have failed to comply in all material respects with its obligations under Section 7.1 or 7.3; or
(f) By BFTL, prior to the Requisite BFTL Shareholder Vote (and provided that BFTL has complied in all material respects with Section 7.1 (including the provisions of 7.1(b) and (c) regarding the requirements for making an Adverse Recommendation Change) and Section 7.3), in order to enter into a Superior Proposal.
9.2 Effect of Termination.
In the event of the termination and abandonment of this Agreement by either Parent or BFTL pursuant to Section 9.1, this Agreement shall become void and have no effect, except that (i) the provisions of Sections 7.6, 9.2, 9.3, 10.2, and 10.3 shall survive any such termination and abandonment, and (ii) no such termination shall relieve the breaching Party from Liability resulting from any breach by that Party of this Agreement.
9.3 Termination Fee.
(a) If Parent terminates this Agreement pursuant to Section 9.1(e) of this Agreement or BFTL terminates this Agreement pursuant to Section 9.1(f) of this Agreement, then BFTL shall pay to Parent the sum of $1,400,000 (the “Termination Fee”) within five business days of the termination date. The Termination Fee shall be paid to Parent in same day funds. BFTL hereby waives any right to set-off or counterclaim against such amount.
(b) In the event that (i) an Acquisition Proposal with respect to BFTL shall have been communicated to or otherwise made known to the shareholders, senior management or Board of Directors of BFTL, or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to BFTL, in either case after the date of this Agreement, (ii) thereafter this Agreement is terminated (A) by BFTL or Parent pursuant to Section 9.1(d) (if the Requisite BFTL Shareholder Vote has not theretofore been obtained), (B) by Parent pursuant to Section 9.1(b), or (C) by BFTL or Parent pursuant to Section 9.1(c)(iii), and (iii) prior to the date that is 12 months after the date of such termination, BFTL consummates an Acquisition Transaction or enters into an Acquisition Agreement that is ultimately consummated, then BFTL shall on the date an Acquisition Transaction is consummated, pay Parent a fee equal to the Termination Fee in same day funds. BFTL hereby waives any right to set-off or counterclaim against such amount.
(c) The Parties acknowledge that the agreements contained in this Article 9 are an integral part of the transactions contemplated by this Agreement, and that without these agreements, Parent would not enter into this Agreement; accordingly, if BFTL fails to pay promptly any fee payable by it pursuant to this Section 9.3, then BFTL shall pay to Parent its reasonable costs and expenses (including reasonable attorneys’ fees) in connection with collecting such Termination Fee.
9.4 Non-Survival of Representations and Covenants.
Except for Articles 2 and 3, Sections 7.6(b), 7.8, 7.9, and 7.11, and this Article 9, the respective representations, warranties, obligations, covenants, and agreements of the Parties shall not survive the Effective Time.
ARTICLE 10
MISCELLANEOUS
10.1 Definitions.
(a) Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:
“401(k) Plan” shall have the meaning as set forth in Section 7.9(i) of the Agreement.

“Acquisition Agreement” shall have the meaning as set forth in Section 7.3(a) of the Agreement.
“Acquisition Proposal” means any proposal (whether communicated to BFTL’s chief executive officer, chief financial officer or Board of Directors or publicly announced to BFTL’s shareholders) by any Person (other than Parent or any of its Affiliates) for an Acquisition Transaction involving BFTL or any of its present or future consolidated Subsidiaries, or any combination of such Subsidiaries, the assets of which constitute 5% or more of the consolidated assets of BFTL as reflected on BFTL’s consolidated statement of condition prepared in accordance with GAAP.
“Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (i) any acquisition or purchase from BFTL by any Person or Group (other than Parent or any of its Affiliates) of 25% or more in interest of the total outstanding voting securities of BFTL or any of its Subsidiaries, or any tender offer or exchange offer that if consummated would result in any Person or Group (other than Parent or any of its Affiliates) beneficially owning 25% or more in interest of the total outstanding voting securities of BFTL or any of its Subsidiaries, or any merger, consolidation, business combination or similar transaction involving BFTL pursuant to which the shareholders of BFTL immediately preceding such transaction hold less than 75% of the equity interests in the surviving or resulting entity (which includes the parent corporation of any constituent corporation to any such transaction) of such transaction; (ii) any sale or lease (other than in the ordinary course of business), or exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of 5% or more of the assets of BFTL; or (iii) any liquidation or dissolution of BFTL.
“Adverse Recommendation Change” shall have the meaning as set forth in Section 7.1(b) of the Agreement.
“Affiliate” of a Person means: (i) any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person; (ii) any officer, director, partner, employer, or direct or indirect beneficial owner of any 10% or greater equity or voting interest of such Person; or (iii) any other Person for which a Person described in clause (ii) acts in any such capacity.
“Aggregate Cash Limit” shall have the meaning as set forth in Section 3.2(e) of the Agreement.
“Aggregate Stock Limit” shall have the meaning as set forth in Section 3.2(e) of the Agreement.
“Agreement” shall have the meaning as set forth in the introduction of the Agreement.
“Allowance” shall have the meaning as set forth in Section 4.9(a) of the Agreement.
“Articles of Merger” shall have the meaning as set forth in Section 1.3 of the Agreement.
“Assets” of a Person means all of the assets, properties, businesses and rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person’s business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.
“Average Parent Stock Price” shall mean the volume weighted average price (rounded up to the nearest cent) of Parent Common Stock on The Nasdaq Stock Market (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source selected by Parent) during the Measurement Period.
“BFTL” shall have the meaning as set forth in the introduction of the Agreement.
“BFTL Benefit Plan(s)” shall have the meaning as set forth in Section 4.15(a) of the Agreement.
“BFTL Book-Entry Shares” shall have the meaning as set forth in Section 3.1(b) of the Agreement
“BFTL Common Stock” means the common stock, par value $0.04 per share, of BFTL.
“BFTL Contracts” shall have the meaning as set forth in Section 4.16(a) of the Agreement.
“BFTL D&O Policy” shall have the meaning as set forth in Section 7.11(b) of the Agreement.

“BFTL Disclosure Memorandum” means the written information entitled “The Bank of Fincastle Disclosure Memorandum” delivered prior to the date of this Agreement to Parent describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section of this Agreement under which such disclosure is being made.
“BFTL Entities” means, collectively, BFTL and all BFTL Subsidiaries.
“BFTL ERISA Plan” shall have the meaning as set forth in Section 4.15(a) of the Agreement.
“BFTL Fairness Advisor” shall mean RP Financial, LC.
“BFTL Financial Advisor” means Janney Montgomery Scott LLC.
“BFTL Financial Statements” means (i) the consolidated balance sheet of BFTL and its Subsidiaries as of December 31, 2019, and the related consolidated statement of income, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) for the period ended December 31, 2019 and December 31, 2018, and for each of the three fiscal years ended December 31, 2019, and (ii) the consolidated balance sheet of BFTL and its Subsidiaries (including related notes and schedules, if any) and related consolidated statement of income, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) with respect to periods ended subsequent to December 31, 2019.
“BFTL Information Systems” shall have the meaning as set forth in Section 4.11(b) of the Agreement.
“BFTL Material Adverse Effect” means an event, change or occurrence which, individually or together with any other event, change or occurrence, has a material adverse effect on (i) the financial position, property, business, assets or results of operations of BFTL and its Subsidiaries, taken as a whole, or (ii) the ability of BFTL to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided, that “BFTL Material Adverse Effect” shall not be deemed to include the effects of (A) changes in banking and other Laws of general applicability or interpretations thereof by Governmental Authorities, (B) changes in GAAP or regulatory accounting principles generally applicable to banks and their holding companies, or (C) actions and omissions of BFTL (or any of its Subsidiaries) taken with the prior written Consent of Parent in contemplation of the transactions contemplated hereby, (D) the direct effects of negotiating, entering into and compliance with this Agreement on the operating performance of BFTL, including specifically BFTL’s costs and expenses associated therewith, including, but not limited to, accounting, financial advisor, and legal fees, or (E) changes in national or international political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, declarations of any national or global epidemic, pandemic or disease outbreak (including the novel coronavirus), or the material worsening of such conditions threatened or existing as of the date of this Agreement. Notwithstanding the foregoing, any change in the per share price of BFTL Common Stock on or after the date of execution of this Agreement by Parent shall not by itself be deemed to be a “BFTL Material Adverse Effect.”
“BFTL Option Price” shall have the meaning as set forth in Section 3.5 of the Agreement.
“BFTL Options” shall have the meaning as set forth in Section 3.5(a) of the Agreement.
“BFTL Recommendation” shall have the meaning as set forth in Section 7.1(a) of the Agreement.
“BFTL Regulatory Agreement” shall have the meaning as set forth in Section 4.22 of the Agreement.
“BFTL Shareholders’ Meeting” means the meeting of BFTL’s shareholders to be held pursuant to Section 7.1(a), including any adjournment or adjournments thereof.
“BFTL Subsidiaries” means the Subsidiaries, if any, of BFTL. As of the date of this Agreement, BFTL has the following Subsidiaries: Bank of Fincastle Services, Inc.; All Stars Realty of Virginia LLC; Colonial Mortgage Company, LLC; Colonial Title and Settlement Agency LLC; and ESF, LLC.

“BHCA” shall have the meaning as set forth in Section 4.1 of the Agreement.
“BOLI” shall have the meaning set forth in Section 4.31(b) of the Agreement.
“CARES Act” shall mean the Coronavirus Aid, Relief, and Economic Security Act, signed into law on March 27th, 2020, and the rules and regulations promulgated thereunder.
“Cash Consideration” shall have the meaning as set forth in Section 3.1(a) of the Agreement.
“Cash Election” shall have the meaning as set forth in Section 3.2(b) of the Agreement.
“Cash Election Number” shall have the meaning as set forth in Section 3.2(b) of the Agreement.
“Cash Election Shares” shall have the meaning as set forth in Section 3.2(b) of the Agreement.
“CERCLA” shall have the meaning as set forth in Section 10.1(a) of the Agreement.
“Closing” shall have the meaning as set forth in Section 1.2 of the Agreement.
“Closing Date” means the date on which the Closing occurs.
“Code” means the Internal Revenue Code of 1986, and the rules and regulations promulgated thereunder.
“Confidential Customer Information” shall have the meaning as set forth in Section 4.11(c) of the Agreement.
“Consent” means any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.
“Continuing Director” shall have the meaning as set forth in Section 7.12 of the Agreement.
“Continuing Employee” shall have the meaning as set forth in Section 7.9(a) of the Agreement.
“Contract” means any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, license, obligation, plan, practice, restriction, understanding, or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets or business.
“Default” means (i) any breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right of any Person to exercise any remedy or obtain any relief under, terminate or revoke, suspend, cancel, or modify or change the current terms of, or renegotiate, or to accelerate the maturity or performance of, or to increase or impose any Liability under, any Contract, Law, Order, or Permit.
“Disqualified Person” shall have the meaning as set forth in Section 4.15(f) of the Agreement.
“DOL” shall have the meaning as set forth in Section 4.15(b) of the Agreement.
“Effective Time” shall have the meaning as set forth in Section 1.3 of the Agreement.
“Election Deadline” shall have the meaning as set forth in Section 3.2(d) of the Agreement.
“Election Form” shall have the meaning as set forth in Section 3.2(a) of the Agreement.
“Employee Benefit Plan” means each pension, retirement, profit-sharing, deferred compensation, stock option, equity incentive, synthetic equity incentive, employee stock ownership, share purchase, severance pay, vacation, bonus, retention, change in control or other incentive plan, medical, vision, dental or other health plan, any life insurance plan, flexible spending account, cafeteria plan, vacation, holiday, disability or any other employee benefit plan or fringe benefit plan, including any “employee benefit plan,” as that term is defined in Section 3(3) of ERISA and any other plan, fund, policy, program, practice, custom understanding or arrangement providing compensation or other benefits, whether or not such Employee Benefit Plan is or is intended to be (i) covered or qualified under the Code, ERISA or any other applicable Law, (ii) written or oral, (iii) funded or unfunded, (iv) actual or contingent or (v) arrived at through collective bargaining or otherwise.
“Environmental Laws” shall mean all Laws relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata) and which are administered, interpreted or enforced by the United States Environmental Protection Agency and state and local Governmental Authorities with jurisdiction over, and including common law in respect of, pollution or protection of the environment, including: (i) the Comprehensive Environmental Response Compensation and Liability Act, 42 U.S.C. §§9601 et seq. (“CERCLA”); (ii) the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act, 42 U.S.C. §§6901 et seq. (“RCRA”); (iii) the Emergency Planning and Community Right to Know Act (42 U.S.C. §§11001 et seq.); (iv) the Clean Air Act (42 U.S.C. §§7401 et seq.); (v) the Clean Water Act (33 U.S.C. §§1251 et seq.); (vi) the Toxic Substances Control Act (15 U.S.C. §§2601 et seq.); (vii) any state, county, municipal or local statues, laws or ordinances similar or analogous to the federal statutes listed in parts (i) - (vi) of this subparagraph; (viii) any amendments to the statues, laws or ordinances listed in parts (i) - (vi) of this subparagraph, regardless of whether in existence on the date hereof, (ix) any rules, regulations, guidelines, directives, orders or the like adopted pursuant to or implementing the statutes, laws, ordinances and amendments listed in parts (i) - (vii) of this subparagraph; and (x) any other law, statute, ordinance, amendment, rule, regulation, guideline, directive, Order or the like in effect now or in the future relating to environmental, health or safety matters and other Laws relating to emissions, discharges, releases, or threatened releases of any Hazardous Material, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of any Hazardous Material.
“ERISA” means the Employee Retirement Income Security Act of 1974.
“ERISA Affiliate” means any trade or business, whether or not incorporated, which together with a BFTL Entity or Parent Entity, as applicable, would be treated as a single employer under Code Section 414 or would be deemed a single employer within the meaning of Code Section 414.
“Exchange Act” means the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder.
“Exchange Act Documents” means all forms, proxy statements, registration statements, reports, schedules, and other documents, including all certifications and statements required by the Exchange Act or Section 906 of the Sarbanes-Oxley Act with respect to any report that is an Exchange Act Document, filed, or required to be filed, by a Party or any of its Subsidiaries with any Regulatory Authority pursuant to the Securities Laws.
“Exchange Agent” shall have the meaning as set forth in Section 3.2(a) of the Agreement.
“Exchange Fund” shall have the meaning as set forth in Section 3.3(a) of the Agreement.
“Exchange Ratio” shall have the meaning as set forth in Section 3.1(a) of the Agreement.
“Excluded Shares” shall have the meaning as set forth in Section 3.1(d) of the Agreement.
“Exhibits” means the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto or thereto.
“Fair Market Value Per Share” shall have the meaning as set forth in Section 3.5(a) of the Agreement.
“FDIC” shall mean the Federal Deposit Insurance Corporation.
“Federal Reserve” shall mean the Board of Governors of the Federal Reserve System and the Federal Reserve Bank of Richmond.
“FFCRA” shall mean the Families First Coronavirus Response Act, signed into law on March 18, 2020, and the rules and regulations promulgated thereunder.

“First Bank” shall have the meaning as set forth in the introduction of the Agreement.
“GAAP” shall mean generally accepted accounting principles in the United States, consistently applied during the periods involved.
“Governmental Authority” shall mean any federal, state, local, foreign, or other court, board, body, commission, agency, authority or instrumentality, arbitral authority, self-regulatory authority, mediator, tribunal, including Regulatory Authorities and Taxing Authorities.
“Group” shall have the meaning as set forth in Section 13(d) of the Exchange Act.
“Hazardous Material” shall mean any chemical, substance, waste, material, pollutant, or contaminant defined as or deemed hazardous or toxic or otherwise regulated under any Environmental Law, including RCRA hazardous wastes, and CERCLA hazardous substances, and HSRA regulated substances, pesticides and other agricultural chemicals, oil and petroleum products or byproducts and any constituents thereof, urea formaldehyde insulation, lead in paint or drinking water, mold, polychlorinated biphenyls (PCBs) and asbestos (specifically including asbestos requiring abatement, removal, or encapsulation pursuant to the requirements of Environmental Law), provided, notwithstanding the foregoing or any other provision in this Agreement to the contrary, the words “Hazardous Material” shall not mean or include any such Hazardous Material used, generated, manufactured, stored, disposed of or otherwise handled in normal quantities in the ordinary course of business in compliance with all applicable Environmental Laws, or such that may be naturally occurring in any ambient air, surface water, ground water, land surface or subsurface strata.
“Holder Representative” shall have the meaning as set forth in Section 3.2(b) of the Agreement.
“Indemnified Party” shall have the meaning as set forth in Section 7.11(a) of the Agreement.
“Individually Identifiable Personal Information” or “IIPI” shall have the meaning as set forth in Section 4.17(a) of the Agreement.
“Insurance Policies” shall have the meaning set forth in Section 4.31(a) of the Agreement.
“Intellectual Property” means copyrights, patents, trademarks, service marks, service names, trade names, domain names, together with all goodwill associated therewith, registrations and applications therefor, technology rights and licenses, computer software (including any source or object codes therefor or documentation relating thereto), trade secrets, franchises, know-how, inventions, and other intellectual property rights.
“IRS” shall have the meaning as set forth in Section 4.15(b) of the Agreement.
“Joint Proxy Statement/Prospectus” shall have the meaning as set forth in Section 4.2(c) of the Agreement.
“Knowledge” as used with respect to a Person (including references to such Person being aware of a particular matter) means those facts that are known or should reasonably have been known after due inquiry of the records and employees of such Person by the chairman, president, chief executive officer, or chief financial officer, or any senior or executive vice president of such Person without any further investigation.
“Law” means any code, law (including common law), ordinance, regulation, reporting or licensing requirement, rule, statute, regulation or Order applicable to a Person or its Assets, Liabilities or business, including those promulgated, interpreted or enforced by any Regulatory Authority.
“Liability” means any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including reasonable attorneys’ fees, expert witness fees, costs of investigation, collection and defense), claim, deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.
“Lien” means any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or any property interest, other than (i) Liens for current property Taxes not yet due and payable, and (ii) for any depository institution, pledges to secure public deposits and other Liens incurred in the ordinary course of the banking business.
“Litigation” means any action, arbitration, cause of action, lawsuit, claim, complaint, criminal prosecution, governmental or other examination or formal or informal investigation, audit (other than regular audits of financial statements by outside auditors), compliance review, inspection, hearing, administrative or other proceeding relating to or affecting a Party, its business, its Assets or Liabilities (including Contracts related to Assets or Liabilities), or the transactions contemplated by this Agreement, but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities.
“Material” or “material” for purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided, that any specific monetary amount stated in this Agreement shall determine materiality in that instance.
“Measurement Period” shall mean the 10 consecutive Trading Days ending on the fifth Trading Day immediately prior to the date on which the Effective Time occurs.
“Merger” shall have the meaning as set forth in the Preamble of the Agreement.
“Merger Consideration” shall have the meaning as set forth in Section 3.1(a) of the Agreement.
“Mixed Consideration” shall have the meaning as set forth in Section 3.1(a) of the Agreement.
“Mixed Election” shall have the meaning as set forth in Section 3.2(b) of the Agreement.
“Non-Election” shall have the meaning as set forth in Section 3.2(b) of the Agreement.
“Non-Election Shares” shall have the meaning as set forth in Section 3.2(b) of the Agreement.
“Notice of Recommendation Change” shall have the meaning as set forth in Section 7.1(b)(iii) of the Agreement.
“Off Balance Sheet Arrangements” shall have the meaning as set forth in Section 4.6 of the Agreement.
“Operating Property” means any property owned, leased, or operated by the Party in question or by any of its Subsidiaries, and, where required by the context, includes the owner or operator of such property, but only with respect to such property.
“Order” means any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, directive, ruling, or writ of any Governmental Authority.
“Parent” shall have the meaning as set forth in the introduction of the Agreement.
“Parent Common Stock” means the common stock, par value $1.25 per share, of Parent.
“Parent Entities” means, collectively, Parent and all Parent Subsidiaries.
“Parent Exchange Act Reports” shall have the meaning as set forth in the Section 5.4(a) of the Agreement.
“Parent Financial Advisor” means Piper Sandler & Co.
“Parent Financial Statements” means (i) the consolidated balance sheets of Parent as of December 31, 2019, and the related statements of income, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) for the period ended December 31, 2019, and for each of the three fiscal years ended December 31, 2019, as filed by Parent in Exchange Act Documents, and (ii) the consolidated balance sheets of Parent (including related notes and schedules, if any) and related statements of income, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) included in Exchange Act Documents, filed with respect to periods ended subsequent to December 31, 2019.

“Parent Material Adverse Effect” means an event, change or occurrence which, individually or together with any other event, change or occurrence, has a material adverse effect on (i) the financial position, property, business, assets or results of operations of Parent and its Subsidiaries, taken as a whole, or (ii) the ability of Parent or its Subsidiaries to perform their obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided, that “Parent Material Adverse Effect” shall not be deemed to include the effects of (A) changes in banking and other Laws of general applicability or interpretations thereof by Governmental Authorities, (B) changes in GAAP or regulatory accounting principles generally applicable to banks and their holding companies, (C) actions and omissions of Parent (or any of its Subsidiaries) taken with the prior written Consent of BFTL in contemplation of the transactions contemplated hereby, (D) the direct effects of compliance with this Agreement on the operating performance of Parent, or (E) changes in national or international political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, declarations of any national or global epidemic, pandemic or disease outbreak (including the novel coronavirus), or the material worsening of such conditions threatened or existing as of the date of this Agreement. Notwithstanding the foregoing, a decline, in and of itself, in the trading price of a Parent’s common stock or the failure, in and of itself, to meet earnings projections or other internal financial forecasts, but not including the underlying causes thereof to the extent such causes are not otherwise excluded by clauses (A) through (E); except, with respect to clauses (A), (B), (C) or (E), to the extent that the impact of such change is materially disproportionately adverse to the business, properties, assets, liabilities, financial condition or results of operations of Parent or its Subsidiaries, taken as a whole, as compared to other comparable companies in the commercial banking industry, shall not by itself be deemed to be a “Parent Material Adverse Effect.”
“Parent’s Shareholders’ Meeting” means the meeting of Parent’s shareholders to be held pursuant to Section 7.1(c), including any postponements or adjournments thereof.
“Parent Subsidiaries” means the Subsidiaries of Parent, which shall include any corporation, bank, savings association, limited liability company, limited partnership, limited liability partnership or other organization acquired as a Subsidiary of Parent in the future and held as a Subsidiary by Parent at the Effective Time.
“Participation Facility” means any facility or property in which the Party in question or any of its Subsidiaries participates in the management and, where required by the context, means the owner or operator of such facility or property, but only with respect to such facility or property.
“Party” means BFTL, Parent or First Bank and “Parties” means two or more of such Persons.
“Party in Interest” shall have the meaning as set forth in Section 4.15(f) of the Agreement.
“Per Share Merger Price” shall have the meaning as set forth in Section 3.1(a) of the Agreement.
“Permit” means any federal, state, local, or foreign Governmental Authority approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets, or business, the absence of which or a Default under would constitute a Parent or BFTL Material Adverse Effect, as the case may be.
“Person” means a natural person or any legal, commercial or Governmental Authority, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, limited liability partnership, trust, business association, group acting in concert, or any person acting in a representative capacity.
“PPP” shall have the meaning as set forth in in Section 4.30 of the Agreement.
“Premium Multiple” shall have the meaning as set forth in Section 7.11(b) of the Agreement.
“Prohibited Transaction” shall have the meaning as set forth in Section 4.15(f) of the Agreement.
“RCRA” shall have the meaning as set forth in Section 10.1(a) of the Agreement.

“Record Date” shall have the meaning as set forth in Section 3.2(a) of the Agreement.
“Registration Statement” shall have the meaning as set forth in Section 4.2(c) of the Agreement.
“Regulatory Authorities” means, collectively, the SEC, The Nasdaq Stock Market, the Financial Industry Regulatory Authority, Inc., the Bureau of Financial Institutions, a division of the State Corporation Commission of the Commonwealth of Virginia, the FDIC, the Department of Justice, and the Federal Reserve and all other federal, state, county, local or other Governmental Authorities having jurisdiction over a Party or its Subsidiaries.
“Representative” means any investment banker, financial advisor, attorney, accountant, consultant, or other representative or agent of a Person.
“Requisite BFTL Shareholder Vote” shall have the meaning as set forth in Section 4.2(a) of the Agreement.
“Requisite First Bank Shareholder Vote” shall have the meaning as set forth in Section 5.2(a) of the Agreement.
“Requisite Parent Shareholder Vote” shall have the meaning as set forth in Section 5.2(a) of the Agreement.
“Rights” shall mean all arrangements, calls, commitments, Contracts, options, rights to subscribe to, scrip, warrants, or other binding obligations of any character whatsoever by which a Person is or may be bound to issue additional shares of its capital stock or other securities, securities or rights convertible into or exchangeable for, shares of the capital stock or other securities of a Person or by which a Person is or may be bound to issue additional shares of its capital stock or other Rights.
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, and the rules and regulations promulgated thereunder.
“SEC” means the United States Securities and Exchange Commission.
“SECURE Act” means the Setting Every Community Up for Retirement Enhancement Act of 2019, signed into law on December 20, 2019, and the rules and regulations promulgated thereunder.
“Securities Act” means the Securities Act of 1933, and the rules and regulations promulgated thereunder.
“Securities Laws” means the Securities Act, the Exchange Act, the Investment Company Act of 1940, the Investment Advisors Act of 1940, the Trust Indenture Act of 1939, the South Carolina Uniform Securities Act of 2005 and the rules and regulations of any Regulatory Authority promulgated thereunder.
“Settlement Agreement” shall have the meaning as set forth in the preamble of the Agreement.
“Shareholders’ Meeting” shall have the meaning as set for in Section 4.2(c) of the Agreement.
“Shareholder Support Agreement” shall have the meaning as set forth in the preamble of the Agreement.
“Stock Consideration” shall have the meaning as set forth in Section 3.1(a) of the Agreement.
“Stock Election” shall have the meaning as set forth in Section 3.2(b) of the Agreement.
“Stock Election Number” shall have the meaning as set forth in Section 3.2(b) of the Agreement.
“Stock Election Shares” shall have the meaning as set forth in Section 3.2(b) of the Agreement.
“Subsidiaries” means all those corporations, banks, associations, or other entities of which the entity in question either (i) owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent (provided, there shall not be included any such entity the equity securities of which are owned or controlled in a fiduciary capacity), (ii) in the case of partnerships, serves as a general partner, (iii) in the case of a limited liability company, serves as a managing member, or (iv) otherwise has the ability to elect a majority of the directors, trustees or managing members thereof.

“Superior Proposal” means any bona fide written Acquisition Proposal made by a third party that if consummated would result in such Person (or its shareholders) owning, directly or indirectly, more than 50% of the shares of BFTL Common Stock then outstanding (or of the shares of the surviving entity in a merger or the direct or indirect parent of the surviving entity in a merger) or all or substantially all of the assets of BFTL which BFTL’s Board of Directors (after consultation with the BFTL Financial Advisor and BFTL’s outside counsel) determines (taking into account all financial, legal, regulatory, and other aspects of such proposal and the third party making the proposal) in good faith to be (i) more favorable to BFTL’s shareholders from a financial point of view than the Merger (taking into account all the terms and conditions of such proposal and this Agreement (including any changes to the financial terms of this Agreement proposed by Parent in response to such offer or otherwise)), and (ii) reasonably capable of being completed.
“Surviving Bank” means First Bank as the Surviving Bank resulting from the Merger.
“Takeover Laws” shall have the meaning as set forth in Section 4.23 of the Agreement.
“Tax” or “Taxes” means all taxes, charges, fees, levies, imposts, duties, or assessments, including income, gross receipts, excise, employment, sales, use, transfer, recording license, payroll, franchise, severance, documentary, stamp, occupation, windfall profits, environmental, federal highway use, commercial rent, customs duties, capital stock, paid-up capital, profits, withholding, Social Security, single business and unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other taxes, fees, assessments or charges of any kind whatsoever, imposed or required to be withheld by any Governmental Authority (domestic or foreign), including any interest, penalties, and additions imposed thereon or with respect thereto.
“Tax Return” means any report, return, information return, or other information required to be supplied to a Governmental Authority in connection with Taxes, including any return of an affiliated or combined or unitary group that includes a Party or its Subsidiaries.
“Taxing Authority” means the Internal Revenue Service and any other Governmental Authority responsible for the administration of any Tax.
“Termination Date” shall have the meaning as set forth in Section 7.9(i) of the Agreement.
“Termination Fee” shall have the meaning as set forth in Section 9.3(a) of the Agreement.
“Trading Day” means any day on which shares of Parent Common Stock are traded, as reported on The Nasdaq Stock Market.
“VSCA” means the Virginia Stock Corporation Act.
“WARN Act” shall have the meaning as set forth in Section 4.14(c) of the Agreement.
(b) Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation”, and such terms shall not be limited by enumeration or example.
10.2 Expenses.
Each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, and which in the case of BFTL, shall be paid at or prior to Closing and prior to the Effective Time. For avoidance of doubt, any expenses related to the printing and mailing of the Joint Proxy Statement/Prospectus shall be borne equally by Parent and BFTL.
10.3 Brokers and Finders.
Except for BFTL Financial Advisor and BFTL Fairness Advisor as to BFTL and Parent Financial Advisor as to Parent, each of the Parties represents and warrants that neither it nor any of its officers, directors, employees, or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers’ fees, brokerage fees, commissions, or finders’ fees in connection with this Agreement or the transactions contemplated hereby. In the event of a claim by any broker or finder based upon such broker’s representing or being retained by or allegedly representing or being retained by BFTL or Parent, each of BFTL and Parent, as the case may be, agrees to indemnify and hold the other Party harmless from any Liability in respect of any such claim. BFTL has provided a copy of BFTL Financial Advisor’s engagement letter and expected fee for its services as disclosed in Section 10.3 of the BFTL Disclosure Memorandum and shall pay all amounts due thereunder at Closing and prior to the Effective Time.
10.4 Entire Agreement.
Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral. Nothing in this Agreement expressed or implied, is intended to confer upon any Person, other than the Parties or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, other than as provided in Sections 7.9 and 7.11.
10.5 Amendments.
To the extent permitted by Law, and subject to Section 1.4, this Agreement may be amended by a subsequent writing signed by each of the Parties upon the approval of each of the Parties, whether before or after Requisite BFTL Shareholder Vote and the Requisite Parent Shareholder Vote of this Agreement has been obtained; provided, that after any such approval by the holders of BFTL Common Stock, there shall be made no amendment that reduces or modifies the consideration to be received by holders of BFTL Common Stock.
10.6 Waivers.
(a) Prior to or at the Effective Time, Parent, acting through its Boards of Directors, chief executive officer, or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by BFTL, to waive or extend the time for the compliance or fulfillment by BFTL of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Parent under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Parent.
(b) Prior to or at the Effective Time, BFTL, acting through its Board of Directors, chief executive officer, or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by Parent, to waive or extend the time for the compliance or fulfillment by Parent of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of BFTL under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of BFTL.
(c) The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.
10.7 Assignment.
Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law, including by merger or consolidation, or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

10.8 Notices.
All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, or email (with, in the case of email, confirmation of date and time by the transmitting equipment) to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered or refused:
Parent or First Bank:	First National Corporation or First Bank
1835 Valley Avenue
Winchester, VA 22601
Attn: Scott C. Harvard
Email: sharvard@fbvirginia.com

Copy to Counsel:	Nelson Mullins Riley & Scarborough LLP
2 W. Washington Street
Suite 400
Greenville, SC 29601
Attn: Benjamin A. Barnhill
Email: ben.barnhill@nelsonmullins.com

BFTL:	The Bank of Fincastle
1245 Roanoke Road
Daleville, VA 24083
Attn: C. Scott Steele
Email: scott.steele@bankoffincastle.bank

Copy to Counsel:	Godfrey & Kahn, S.C.
833 East Michigan Street, Suite 1800
Milwaukee, WI 53202-5615
Attn: Thomas R. Homberg
Email: THomberg@gklaw.com
10.9 Governing Law; Jurisdiction
Regardless of any conflict of law or choice of law principles that might otherwise apply, the Parties agree that this Agreement shall be governed by and construed in all respects in accordance with the laws of the Commonwealth of Virginia. The Parties agree that any suit, action or proceeding brought by either Party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal or state court located in Charlottesville, Virginia. Each of the Parties submits to the jurisdiction of any such court in any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such action or proceeding. Each Party irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.
10.10 Counterparts.
This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. Transmission by telecopy, facsimile, email or other form of electronic transmission of an executed counterpart of this Agreement shall be deemed to constitute due and sufficient delivery of such counterpart.

10.11 Captions; Articles and Sections.
The captions contained in this Agreement are for reference purposes only and are not part of this Agreement. Unless otherwise indicated, all references to particular Articles or Sections shall mean and refer to the referenced Articles and Sections of this Agreement.
10.12 Interpretations.
(a) Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any Party, whether under any rule of construction or otherwise. No Party to this Agreement shall be considered the draftsman. The Parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by all Parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of all Parties hereto.
(b) No disclosure, representation or warranty shall be required to be made (or any other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information of a Governmental Authority by any Party hereto to the extent prohibited by applicable law, and, to the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of this sentence apply.
10.13 Enforcement of Agreement.
The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.
10.14 Severability.
Any term or provision of this Agreement, which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.
[signatures appear on next page]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.
FIRST NATIONAL CORPORATION
(PARENT)

By:	/s/ Scott C. Harvard
Scott C. Harvard
President and Chief Executive Officer

FIRST BANK
(FIRST BANK)

By:	/s/ Scott C. Harvard
Scott C. Harvard
Chief Executive Officer

THE BANK OF FINCASTLE
(BFTL)

By:	C. Scott Steele
C. Scott Steele
President and Chief Executive Officer

EXECUTION VERSION
Exhibit A-1 to Merger Agreement
EMPLOYMENT AGREEMENT
THIS EMPLOYMENT AGREEMENT (this “Agreement”) is made and entered into as of February 18, 2021, by and among FIRST NATIONAL CORPORATION, a Virginia corporation (the “Corporation”), First Bank, a Virginia state-chartered member bank and wholly-owned subsidiary of Corporation (“First Bank,” and together with the Corporation, the “Employer”) and C. Scott Steele (the “Employee”). This Agreement shall take effect on the date of the consummation of the Merger referenced below (the “Effective Date”), provided Employee has timely executed and not revoked the Settlement, Waiver, and Release Agreement with The Bank of Fincastle, a Virginia state-chartered commercial bank (“BFTL”) attached hereto as Exhibit A (the “Settlement Agreement”). Upon their effectiveness, this Agreement and the Settlement Agreement shall constitute the entire agreement between the parties hereto and supersede all prior agreements, any understandings and arrangements, oral or written, between the parties hereto with respect to the subject matter hereof, specifically including the Employment Agreement between BFTL and the Employee dated July 25, 2018 (the “Prior Employment Agreement”). If the Merger does not occur, or if Employee fails to timely execute or revokes the Settlement Agreement, this Agreement shall be null and void ab initio.
RECITALS
WHEREAS, as of the date hereof, the Corporation, First Bank, and BFTL have entered into an Agreement and Plan of Merger (such agreement as amended or supplemented from time to time being referred to herein as the “Merger Agreement”), pursuant to which BFTL will merge with and into First Bank, with First Bank as the surviving entity (the “Merger”);
WHEREAS, the Employee presently serves as President and Chief Executive Officer of BFTL and will continue to do so until the Effective Date of the Merger;
WHEREAS, the Employee has significant and valuable institutional knowledge of BFTL and BFTL’s business, customers, and employees, and upon consummation of the Merger, the Employer desires for the Employee to serve the Employer on the terms and conditions hereinafter set forth;
WHEREAS, the Employee desires to accept such engagement, upon consummation of the Merger, on the terms and conditions provided herein; and
WHEREAS, the payments and other benefits provided under this Agreement are specifically conditioned upon the Executive entering into the Settlement Agreement attached hereto as Exhibit A and shall be paid at the times described herein provided that the Employee’s Settlement Agreement is effective at such time (signed, returned, and the revocation period has expired).
TERMS OF AGREEMENT
NOW, THEREFORE, for and in consideration of the premises and of the mutual promises and undertakings of the parties as hereinafter set forth, the parties covenant and agree as follows:
Section 1. Employment. (a) Employee shall be employed as the Regional President of First Bank. He shall perform such services for the Employer and/or one or more Affiliates as may be assigned to Employee by the Employer’s Chief Executive Officer from time to time upon the terms and conditions hereinafter set forth. Employee’s services shall be rendered in a senior management or executive capacity and shall be of the type for which he is suited by background and training.
(b) References in this Agreement to services rendered for the Employer and compensation and benefits payable or provided by the Employer shall include services rendered for and compensation and benefits payable or provided by any Affiliate. References in this Agreement to the “Employer” also shall mean and refer to each Affiliate for which Employee performs services. References in this Agreement to “Affiliate” shall mean any business entity that, directly or indirectly, through one or more intermediaries, is partially owned or controlled by the Corporation.
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Section 2. Term. The term of this Agreement shall at all times be two (2) years, which means that at the end of every day, the term of this Agreement shall be extended for one day. With thirty (30) days notice, however, either party may notify the other that the term of this Agreement shall no longer be extended and that this Agreement will terminate two (2) years after the effective date of such notice. If either party provides timely notice of non-renewal of the Agreement, but the Employee continues to provide services to the Employer as an employee, such post-expiration employment shall be deemed to be performed on an “at-will” basis and either party may thereafter terminate such employment with or without notice and for any or no reason and without any obligations determined by reference to this Agreement.
Section 3. Exclusive Service. Employee shall devote his best efforts and full time to rendering services on behalf of the Employer in furtherance of its best interests. Employee shall comply with all policies, standards and regulations of the Employer now or hereafter promulgated, and shall perform his duties under this Agreement to the best of his abilities and in accordance with standards of conduct applicable to executive officers of banks.
Section 4. Salary. (a) As compensation while employed hereunder, Employee, during his faithful performance of this Agreement, in whatever capacity rendered, shall receive an annual base salary of $225,000 payable on such terms and in such installments as the parties may from time to time mutually agree upon. The Chief Executive Officer, in his discretion, may increase Employee’s base salary during the term of this Agreement; provided, however, that Employee’s salary after being increased may not be decreased.
(b) The Employer shall withhold state and federal income taxes, social security taxes and such other payroll deductions as may from time to time be required by law or agreed upon in writing by Employee and the Employer. The Employer shall also withhold and remit to the proper party any amounts agreed to in writing by the Employer and Employee for participation in any corporate sponsored benefit plans for which a contribution is required.
(c) Except as otherwise expressly set forth hereunder, no compensation shall be paid pursuant to this Agreement in respect of any month or portion thereof subsequent to any termination of Employee’s employment by the Employer.
Section 5. Corporate Benefit Plans. Employee shall be entitled to participate in or become a participant in any employee benefit plan maintained by the Employer for which he is or will become eligible on such terms as the Board of Directors may, in its discretion, establish, modify or otherwise change.
Section 6. Incentive Compensation. Employee shall be eligible to participate in the Corporation’s Executive Incentive Compensation Plan and to receive such bonuses (in an annual amount of up to 20% of his Base Salary) as the Board of Directors, in its discretion, decides to pay to Employee under such plan. Employee shall be also eligible to participate in the Corporation’s 2014 Stock Incentive Plan (or successor equity plans) and to receive such awards as the Board of Directors, in its discretion, decides to award to Employee under such plan, including, but not limited to, within 45 days after the Effective Time, the Corporation will grant to the Employee 1,649 restricted shares of the Corporation’s common stock. The restricted share award agreement will provide that one-third of the restricted shares are vested immediately and one-third will vest on each of the first two anniversaries of the Effective Time, if the Employee’s employment has not been terminated earlier by the Employer for Cause or terminated by the Employee without Good Reason as of each such date, and shall contain other customary terms and conditions.
Section 7. Expense Account. The Employer shall reimburse Employee for reasonable and customary business expenses incurred in the conduct of the Employer’s business. Such expenses will include business meals, out-of-town lodging and travel expenses. Employee agrees to timely submit records and receipts of reimbursable items and agrees that the Employer can adopt reasonable rules and policies regarding such reimbursement. The Employer agrees to make prompt payment to Employee following receipt and verification of such reports. Such payment shall be made no later than March 15 following the calendar year in which the expense was incurred.
Section 8. Automobile. The Employer shall provide the Employee with an automobile either owned or leased by the Employer of a make and model appropriate to the Employee’s status and approved by the Employer’s Chief Executive Officer.
Section 9. Paid Time Off. Employee shall be entitled each fiscal year to paid time off, which shall be granted on a noncumulative basis from year-to-year pursuant to Employer’s paid time off policy. Employer reserves the right to modify this and any other personnel policy from time to time. Any payments made by Employer to Employee as compensation for paid time off shall be paid in accordance with Employer’s standard payroll procedures.
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Section 10. Termination. (a) Notwithstanding the termination of Employee’s employment pursuant to any provision of this Agreement, the parties shall be required to carry out any provisions of this Agreement which contemplate performance by them subsequent to such termination. In addition, no termination shall affect any liability or other obligation of either party which shall have accrued prior to such termination, including, but not limited to, any liability, loss or damage on account of breach. No termination of employment shall terminate the obligation of the Employer to make payments of any vested benefits provided hereunder or the obligations of Employee under Sections 11, 12 and 13. For purposes of this Agreement, “Terminate,” “terminated,” “termination,” or “termination of the Employee’s employment” shall mean separation from service as defined by Treasury Regulation § 1.409A-1(h).
(b) Employee’s employment hereunder may be terminated by Employee upon thirty (30) days written notice to the Employer or at any time by mutual agreement in writing.
(c) Except as otherwise provided in this Section 10(c), this Agreement shall terminate upon the death of Employee. In such event the Employer shall pay to the estate of Employee the compensation including salary and accrued bonus, if any, which otherwise would be payable to Employee through the end of the month in which his death occurs. In addition, Employee’s death is not intended to, and shall not, prevent amounts to which Employee would have been entitled under Sections 10(d)(2) or 10(i) had he lived from being paid under this Agreement to Employee’s estate or beneficiaries at the time or times such amounts would have been paid had Employee lived.
(d)(1) The Employer may terminate Employee’s employment other than for “Cause,” as defined in Section 10(e), at any time upon written notice to Employee, which termination shall be effective immediately.
(2) If the Employer terminates the Employee’s employment without Cause then, provided Employee has timely executed and not revoked the Release of Claims described in Section 10(j) below:
(i) The Employee shall be paid for a period of one (1) year, at such times as payment was theretofore made, the salary required under Section 4 (taking into account any salary increases) that the Employee would have been entitled to receive had such termination not occurred. Notwithstanding the foregoing, if such termination occurs within one year after a Change of Control (as defined below), the Employee shall be eligible to receive the amount set forth in Section 10(i) instead of any amounts described in Section 10(d)(2).
(ii) The Employee may continue participation, in accordance with the terms of the applicable benefits plans, in the Employer’s group health plan pursuant to plan continuation rules under the Consolidated Omnibus Budget Reconciliation Act (“COBRA”). In accordance with COBRA, assuming the Employee is covered under the Employer’s group health plan as of his date of termination, the Employee will be entitled to elect COBRA continuation coverage for the legally required COBRA period (the “Continuation Period”). If the Employee elects COBRA coverage for group health coverage, he will be obligated to pay the portion of the full COBRA cost of the coverage equal to an active employee’s share of premiums for coverage for the respective plan year and the Employer’s share of such premiums shall be treated as taxable income to the Employee. Notwithstanding the above, the Employer’s obligations hereunder with respect to the foregoing benefits provided in this subsection (ii) shall be limited to the extent that if the Employee obtains any coverage pursuant to a subsequent employer’s benefit plans which duplicates the Employer’s coverage, the duplicative coverage may be terminated by the Employer; and
(iii) The Employee shall receive a payment in cash on the date his employment terminates equal to the amount of any cash bonus paid to him in respect of the fiscal year of the Employer prior to the fiscal year in which his employment terminates, multiplied by a fraction, the numerator of which is the number of days that elapse before the date his employment terminates in the fiscal year of the Employer in which his employment terminates and the denominator of which is three hundred sixty-five (365).
(3) Notwithstanding anything in this Agreement to the contrary, if Employee breaches Section 11 or 12, Employee will not thereafter be entitled to receive any further compensation or benefits pursuant to this Section 10(d). In addition, notwithstanding anything in this Agreement to the contrary, the Employer shall not be required to make any payment that is prohibited by the terms of the regulations presently found at 12 C.F.R. part 359 or to the extent that any other governmental approval of the payment required by law is not received.
(e) The Employer shall have the right to terminate Employee’s employment under this Agreement at any time for Cause, which termination shall be effective immediately. Termination for “Cause” shall include termination due to his personal dishonesty, incompetence, willful misconduct, breach of a fiduciary duty involving personal profit,
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willful violation of any law, rule or regulation (other than traffic violations or similar offenses), conviction of a felony or of a misdemeanor involving moral turpitude, misappropriation of the Employer’s assets (determined on a reasonable basis) or those of its Affiliates, or material breach of any other provision of this Agreement. Termination for Cause also shall include termination as a result of the Employee’s failure to correct a material deficiency in the performance of his duties within 60 days after a written notice from the Employer or such other reasonable period of time specified by the Employer if such deficiency cannot be cured within 60 days. Any notice given under this subsection shall state that it is a notice pursuant to Section 10(e) of this Agreement and shall set forth the Employer’s complaints in detail sufficient to allow Employee to understand and correct them. In the event Employee’s employment under this Agreement is terminated for Cause, Employee shall thereafter have no right to receive compensation or other benefits under this Agreement.
(f) The Employer may terminate Employee’s employment under this Agreement, after having established the Employee’s disability by giving to Employee written notice of its intention to terminate his employment for disability and his employment with the Employer shall terminate effective on the 90th day after receipt of such notice if within 90 days after such receipt Employee shall fail to return to the full-time performance of the essential functions of his position (and if Employee’s disability has been established pursuant to the definition of “disability” set forth below). For purposes of this Agreement, “disability” means either (i) disability which after the expiration of more than 13 consecutive weeks after its commencement is determined to be total and permanent by a physician selected and paid for by the Employer or its insurers, and acceptable to Employee or his legal representative, which consent shall not be unreasonably withheld or (ii) disability as defined in the policy of disability insurance maintained by the Employer or its Affiliates for the benefit of Employee, whichever shall be more favorable to Employee. Notwithstanding any other provision of this Agreement, the Employer shall comply with all requirements of the Americans with Disabilities Act, 42 U.S.C. § 12101 et. seq.
(g) If Employee is suspended and/or temporarily prohibited from participating in the conduct of the Employer’s affairs by a notice served pursuant to the Federal Deposit Insurance Act, the Employer’s obligations under this Agreement shall be suspended as of the date of service unless stayed by appropriate proceedings. If the charges in the notice are dismissed, the Employer may in its discretion (i) pay Employee all or part of the compensation withheld while its contract obligations were suspended, and (ii) reinstate (in whole or in part) any of its obligations which were suspended. If any payment of withheld compensation is made under this Section 10(g) in the Employer’s sole discretion, it shall be made by March 15 following the calendar year in which the charges in the applicable notice are dismissed.
(h) If Employee is removed and/or permanently prohibited from participating in the conduct of the Employer’s affairs by an order issued under the Federal Deposit Insurance Act or the Code of Virginia, all obligations of the Employer under this Agreement shall terminate as of the effective date of the order, but vested rights of the parties shall not be affected.
(i)(1) If within one year after a Change of Control (as defined below) shall have occurred, Employee’s employment is terminated without Cause or if he resigns for Good Reason (as defined below), then promptly following Employee’s last day of employment with the Employer, provided Employee has timely executed and not revoked the Release of Claims described in Section 10(j) below, the Employer shall pay to Employee as compensation for services rendered to the Employer and its Affiliates a lump sum cash amount (subject to any applicable payroll or other taxes required to be withheld) equal to two (2) times his then-current annual base salary described in Section 4 hereof.
(2) For purposes of this Agreement, a “Change of Control” occurs if, after the date of this Agreement, (i) any person, including a “group” as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, becomes the owner or beneficial owner of Corporation securities having 50% or more of the combined voting power of the then outstanding Corporation securities that may be cast for the election of the Corporation’s directors other than a result of an issuance of securities initiated by the Corporation, or open market purchases approved by the Board of Directors, as long as the majority of the Board of Directors approving the purchases is a majority at the time the purchases are made; or (ii) as the direct or indirect result of, or in connection with, a tender or exchange offer, a merger or other business combination, a sale of assets, a contested election of directors, or any combination of these events, the persons who were directors of the Corporation before such events cease to constitute a majority of the Corporation’s Board of Directors, or any successor’s board, within two years of the last of such transactions. For purposes of this Agreement, a Change of Control occurs on the date on which an event described in (i) or (ii) occurs.
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If a Change of Control occurs on account of a series of transactions or events, the Change of Control occurs on the date of the last of such transactions or events. Provided further that, Change in Control shall not include a transaction unless it shall qualify as a Change in Control as defined by Treasury Regulation § 1.409A-3(i)(5).
(3) For purposes of this Agreement, “Good Reason” shall mean:
(i) The assignment of duties to the Employee by the Employer which result in the Employee having significantly less authority or responsibility than he has on the first day following the Effective Date of the Merger;
(ii) Requiring the Employee to maintain his principal office anywhere outside of the Virginia Counties of Botetourt, Bedford, Roanoke, Rockbridge, Augusta, and Roanoke City, or cities located therein;
(iii) The Employer’s failure to comply with any material term of this Agreement;
(iv) The failure of the Employer to obtain the assumption of and agreement to perform this Agreement by any successor as contemplated in Section 14 hereof; or
(v) The Employer’s elimination, on or after a Change of Control, of any material benefit plan, program or arrangement (including without limitation a tax-qualified retirement plan) or any change, made on or after a Change of Control, to such plan, program or arrangement that materially reduces the value of the affected benefit to the Employee.
Notwithstanding the foregoing, no such circumstances or event shall constitute Good Reason unless it shall qualify as Good Reason as defined by Treasury Regulation § 1.409A-1(n)(2).
(4) It is the intention of the parties that no payment be made or benefit provided to Employee pursuant to this Agreement that would constitute an “excess parachute payment” within the meaning of Section 280G of the Code and any regulations thereunder, thereby resulting in a loss of an income tax deduction by the Employer or the imposition of an excise tax on Employee under Section 4999 of the Code. If the independent accountants serving as auditors for the Employer on the date of a Change of Control (or any other accounting firm designated by the Employer) determine that some or all of the payments or benefits scheduled under this Agreement, as well as any other payments or benefits on a Change of Control, would be nondeductible by the Corporation under Section 280G of the Code, then the payments scheduled under this Agreement will be reduced to one dollar less than the maximum amount which may be paid without causing any such payment or benefit to be nondeductible. The determination made as to the reduction of benefits or payments required hereunder by the independent accountants shall be binding on the parties. In connection with making determinations under this subsection (5), the independent accountants shall take into account the value of any reasonable compensation for services to be rendered by the Employee before or after the Change in Control, including without limitation, the Employee’s agreement to refrain from performing services pursuant to a covenant not to compete or similar covenant, and the Employer shall cooperate in good faith in connection with any such valuations and reasonable compensation positions.
(j) Within 60 days of termination of the Employee’s employment, and as a condition to the Employer’s obligation to pay any severance hereunder, the Employee shall enter into a release in the form provided by the Employer, and the Employee may not revoke such release within the revocation period stated in such release, which shall acknowledge such remaining obligations and discharge the Employer and its officers, directors and employees with respect to their actions for or on behalf of the Employer, from any other claims or obligations arising out of or in connection with the Employee’s employment by the Employer, including the circumstances of such termination. In addition, if such severance payment is made by the Employer, and if the 60-day period spans two calendar years, regardless of when such release is executed by the Employee, such severance payment must be made in the subsequent calendar year, regardless of when the release is executed by the Employee.
Section 11. Confidentiality/Nondisclosure. Employee covenants and agrees that any and all information concerning the customers, businesses and services of the Employer of which he has knowledge or access as a result of his association with the Employer in any capacity, shall be deemed confidential in nature and shall not, without the proper written consent of the Employer, be directly or indirectly used, disseminated, disclosed or published by Employee to third parties other than in connection with the usual conduct of the business of the Employer. Such information shall expressly include, but shall not be limited to, information concerning the Employer’s trade secrets, business operations, business records, customer lists or other customer information. Upon termination of employment Employee shall deliver to the Employer all originals and copies of documents, forms, records or other information,
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in whatever form it may exist, concerning the Employer or its business, customers, products or services. In construing this provision, it is agreed that it shall be interpreted broadly so as to provide the Employer with the maximum protection. This Section 11 shall not be applicable to any information which, through no misconduct or negligence of Employee, has previously been disclosed to the public by anyone other than Employee.
Nothing in this Agreement restricts or prohibits the Employee or the Employee’s counsel from initiating communications directly with, responding to any inquiry from, volunteering information to, or providing testimony before a self-regulatory authority or a governmental, law enforcement or other regulatory authority, including the U.S. Equal Employment Opportunity Commission, the Department of Labor, the National Labor Relations Board, the Department of Justice, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the Congress, and any Office of Inspector General (collectively, the “Regulators”), from participating in any reporting of, investigation into, or proceeding regarding suspected violations of law, or from making other disclosures that are protected under or from receiving an award for information provided under the whistleblower provisions of state or federal law or regulation. The Employee does not need the prior authorization of the Employer to engage in such communications with the Regulators, respond to such inquiries from the Regulators, provide confidential information or documents containing confidential information to the Regulators, or make any such reports or disclosures to the Regulators. The Employee is not required to notify the Employer that the Employee has engaged in such communications with the Regulators. The Employee recognizes and agrees that, in connection with any such activity outlined above, the Employee must inform the Regulators that the information the Employee is providing is confidential.
Federal law provides certain protections to individuals who disclose a trade secret to their attorney, a court, or a government official in certain, confidential circumstances. Specifically, federal law provides that an individual shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret under either of the following conditions:
•
Where the disclosure is made (a) in confidence to a federal, state or local government official, either directly or indirectly, or to an attorney; and (b) solely for the purpose of reporting or investigating a suspected violation of law; or

•	Where the disclosure is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal.
Federal law also provides that an individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual (a) files any document containing the trade secret under seal; and (b) does not disclose the trade secret, except pursuant to court order.
Section 12. Covenant Not to Compete. During the term of this Agreement and throughout any further period that he is an officer or employee of the Employer, and for a period of twelve (12) months from and after the date that Employee is (for any reason) no longer employed by the Employer or for a period of twelve (12) months from the date of entry by a court of competent jurisdiction of a final judgment enforcing this covenant in the event of a breach by Employee, whichever is later, Employee covenants and agrees that he will not, directly or indirectly, either as a principal, agent, employee, employer, stockholder, co-partner or in any other individual or representative capacity whatsoever: (i) engage in a Competitive Business anywhere within a twenty (20) mile straight-line radius of any office operated by the Employer on the date Employee’s employment terminates; or (ii) solicit, or assist any other person or business entity in soliciting, any depositors or other customers of the Employer to make deposits in or to become customers of any other financial institution conducting a Competitive Business; or (iii) solicit, or assist any other person or business entity in soliciting, any individuals to terminate their employment with the Employer or its Affiliates. As used in this Agreement, the term “Competitive Business” means all banking and financial products and services that are substantially similar to those offered by the Employer on the date that Employee’s employment terminates. Except as otherwise expressly provided in Section 10(d)(3) of this Agreement, the parties intend that the covenants and restrictions in this Section 12 be enforceable against Employee regardless of the reason that his employment by the Employer may terminate and that such covenants and restrictions shall be enforceable against Employee even if this Agreement expires after a notice of nonrenewal given by Employee or the Employer under Section 2 of this Agreement.
Section 13. Injunctive Relief, Damages, Etc. Employee agrees that given the nature of the positions held by Employee with the Employer, that each and every one of the covenants and restrictions set forth in Sections 11 and
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12 above are reasonable in scope, length of time and geographic area and are necessary for the protection of the significant investment of the Employer in developing, maintaining and expanding its business. Accordingly, the parties hereto agree that in the event of any breach by Employee of any of the provisions of Sections 11 or 12 that monetary damages alone will not adequately compensate the Employer for its losses and, therefore, that it may seek any and all legal or equitable relief available to it, specifically including, but not limited to, injunctive relief and Employee shall be liable for all damages, including actual and consequential damages, costs and expenses, including legal costs and actual attorneys’ fees, incurred by the Employer as a result of taking action to enforce, or recover for any breach of, Section 11 or Section 12. The covenants contained in Sections 11 and 12 shall be construed and interpreted in any judicial proceeding to permit their enforcement to the maximum extent permitted by law. Should a court of competent jurisdiction determine that any provision of the covenants and restrictions set forth in Section 12 above is unenforceable as being overbroad as to time, area or scope, the court may strike the offending provision or reform such provision to substitute such other terms as are reasonable to protect the Employer’s legitimate business interests.
Section 14. Binding Effect/Assignability. This Agreement shall be binding upon and inure to the benefit of the Employer and Employee and their respective heirs, legal representatives, executors, administrators, successors and assigns, but neither this Agreement, nor any of the rights hereunder, shall be assignable by Employee or any beneficiary or beneficiaries designated by Employee. The Employer will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business, stock or assets of the Employer, by agreement in form and substance reasonably satisfactory to the Employee, to expressly assume and agree to perform this Agreement in its entirety. Failure of the Employer to obtain such agreement prior to the effectiveness of any such succession shall be a breach of this Agreement and shall entitle the Employee to the compensation described in Sections 10(d) and 10(i).
Section 15. Governing Law. This Agreement shall be subject to and construed in accordance with the laws of the Commonwealth of Virginia, without regard to that body of law known as choice of law, except to the extent governed by the laws of the United States of America in which case federal laws shall govern. Any litigation arising out of or related to this Agreement shall only be brought exclusively in the state or federal court in Charlottesville, Virginia. Each party (a) consents to the personal jurisdiction of said courts, (b) waives any venue or inconvenient forum defense to any proceeding maintained in such courts, and (c) agrees not to bring any proceeding arising out of or relating to this Agreement in any other court.
Section 16. Invalid Provisions. The invalidity or unenforceability of any particular provision of this Agreement shall not affect the validity or enforceability of any other provisions hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provisions were omitted.
Section 17. Notices. Any and all notices, designations, consents, offers, acceptance or any other communications provided for herein shall be given in writing and shall be deemed properly delivered if delivered in person or by registered or certified mail, return receipt requested, addressed in the case of the Employer to its registered office or in the case of Employee to his last known address.
Section 18. Entire Agreement.
(a) This Agreement and the Settlement Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersedes any and all other agreements, either oral or in writing, among the parties hereto with respect to the subject matter hereof, specifically including the Prior Employment Agreement.
(b) This Agreement may be executed in one or more counterparts, each of which shall be considered an original copy of this Agreement, but all of which together shall evidence only one agreement.
Section 19. Amendment and Waiver. This Agreement may not be amended except by an instrument in writing signed by or on behalf of each of the parties hereto. No waiver of any provision of this Agreement shall be valid unless in writing and signed by the person or party to be charged.
Section 20. Case and Gender. Wherever required by the context of this Agreement, the singular or plural case and the masculine, feminine and neuter genders shall be interchangeable.
Section 21. Captions. The captions used in this Agreement are intended for descriptive and reference purposes only and are not intended to affect the meaning of any Section hereunder.
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Section 22. Code Section 409A. All payments that may be made and benefits that may be provided pursuant to this Agreement are intended to qualify for an exclusion from Section 409A of the Code and any related regulations or other pronouncements thereunder and, to the extent not excluded, to meet the requirements of Section 409A of the Code. Any payments made under Section 10 of this Agreement which are paid on or before the last day of the applicable period for the short-term deferral exclusion under Treasury Regulation § 1.409A-1(b)(4) are intended to be excluded under such short-term deferral exclusion. Any remaining payments under Section 10 are intended to qualify for the exclusion for separation pay plans under Treasury Regulation § 1.409A-1(b)(9). Each payment made under Section 10 shall be treated as a “separate payment,” as defined in Treasury Regulation § 1.409A-2(b)(2), for purposes of Code Section 409A. Further, notwithstanding anything to the contrary, all severance payments payable under the provisions of Section 10 shall be paid to the Employee no later than the last day of the second calendar year following the calendar year in which occurs the date of the Employee’s termination of employment. None of the payments under this Agreement are intended to result in the inclusion in the Employee’s federal gross income on account of a failure under Section 409A(a)(1) of the Code. The parties intend to administer and interpret this Agreement to carry out such intentions. However, the Employer does not represent, warrant or guarantee that any payments that may be made pursuant to this Agreement will not result in inclusion in the Employee’s gross income, or any penalty, pursuant to Section 409A(a)(1) of the Code or any similar state statute or regulation.
Notwithstanding any other provision of this Agreement, to the extent that the right to any payment (including the provision of benefits) hereunder provides for the “deferral of compensation” within the meaning of Section 409A(d)(1) of the Code, the payment shall be paid (or provided) as follows: if the Employee is a “Specified Employee” within the meaning of Section 409A(a)(2)(B)(i) of the Code on the date of the Employee’s termination (the “Separation Date”), and if an exemption from the six month delay requirement of Code Section 409A(a)(2)(B)(i) is not available, then no such payment that is payable on account of the Employee’s termination shall be made or commence during the period beginning on the Separation Date and ending on the date that is six months following the Separation Date or, if earlier, on the date of the Employee’s death. The amount of any payment that would otherwise be paid to the Employee during this period shall instead be paid to the Employee on the first day of the first calendar month following the end of the period.
Section 23. Compliance with Regulatory Restrictions. Notwithstanding anything to the contrary herein, and in addition to any restrictions stated above, any compensation or other benefits paid to the Employee shall be limited to the extent required by any federal or state regulatory agency having authority over the Employer. The Employee agrees that compliance by the Employer with such regulatory restrictions, even to the extent that compensation or other benefits paid to the Employee are limited, shall not be a breach of this Agreement by the Employer.
Section 24. Apportionment. First Bank and the Corporation shall apportion any payments or benefits paid to the Employee pursuant to this Agreement among themselves as they may agree from time to time; provided, however, that they must satisfy in full all such obligations in a timely manner as set forth in this Agreement regardless of any agreed-upon apportionment. Employee’s receipt of satisfaction in full of any such obligation from First Bank or the Corporation shall extinguish the obligations of the other with respect to such obligation.
[signatures appear on following page]
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IN WITNESS WHEREOF, the undersigned have caused this instrument to be executed on the date first above written.
EMPLOYEE

C. Scott Steele

FIRST NATIONAL CORPORTION

By:
Name: Scott C. Harvard
Title: President and Chief Executive Officer

FIRST BANK

By:
Name: Scott C. Harvard
Title: Chief Executive Officer
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Exhibit A to Employment Agreement
Settlement, Waiver, and Release Agreement
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EXECUTION VERSION
Exhibit A-2 to Merger Agreement
EMPLOYMENT AGREEMENT
THIS EMPLOYMENT AGREEMENT (this “Agreement”) is made and entered into as of February 18, 2021, by and among FIRST NATIONAL CORPORATION, a Virginia corporation (the “Corporation”), First Bank, a Virginia state-chartered member bank and wholly-owned subsidiary of Corporation (“First Bank,” and together with the Corporation, the “Employer”) and Sandra Craft (the “Employee”). This Agreement shall take effect on the date of the consummation of the Merger referenced below (the “Effective Date”), provided Employee has timely executed and not revoked the Settlement, Waiver, and Release Agreement with The Bank of Fincastle, a Virginia state-chartered commercial bank (“BFTL”) attached hereto as Exhibit A (the “Settlement Agreement”). Upon their effectiveness, this Agreement and the Settlement Agreement shall constitute the entire agreement between the parties hereto and supersede all prior agreements, any understandings and arrangements, oral or written, between the parties hereto with respect to the subject matter hereof, specifically including the Employment Agreement between BFTL and the Employee dated July 23, 2019 (the “Prior Employment Agreement”). If the Merger does not occur, or if Employee fails to timely execute or revokes the Settlement Agreement, this Agreement shall be null and void ab initio.
RECITALS
WHEREAS, as of the date hereof, the Corporation, First Bank, and BFTL have entered into an Agreement and Plan of Merger (such agreement as amended or supplemented from time to time being referred to herein as the “Merger Agreement”), pursuant to which BFTL will merge with and into First Bank, with First Bank as the surviving entity (the “Merger”);
WHEREAS, the Employee presently serves as Vice President – Commercial Banking of BFTL and will continue to do so until the Effective Date of the Merger;
WHEREAS, the Employee has significant and valuable institutional knowledge of BFTL and BFTL’s business, customers, and employees, and upon consummation of the Merger, the Employer desires for the Employee to serve the Employer on the terms and conditions hereinafter set forth;
WHEREAS, the Employee desires to accept such engagement, upon consummation of the Merger, on the terms and conditions provided herein; and
WHEREAS, the payments and other benefits provided under this Agreement are specifically conditioned upon the Executive entering into the Settlement Agreement attached hereto as Exhibit A and shall be paid at the times described herein provided that the Employee’s Settlement Agreement is effective at such time (signed, returned, and the revocation period has expired).
TERMS OF AGREEMENT
NOW, THEREFORE, for and in consideration of the premises and of the mutual promises and undertakings of the parties as hereinafter set forth, the parties covenant and agree as follows:
Section 1. Employment. (a) Employee shall be employed as the Senior Vice President – Business Development Officer of First Bank. She shall perform such services for the Employer and/or one or more Affiliates as may be assigned to Employee by the Employer’s Chief Executive Officer from time to time upon the terms and conditions hereinafter set forth. Employee’s services shall be rendered in a senior management or executive capacity and shall be of the type for which she is suited by background and training.
(b) References in this Agreement to services rendered for the Employer and compensation and benefits payable or provided by the Employer shall include services rendered for and compensation and benefits payable or provided by any Affiliate. References in this Agreement to the “Employer” also shall mean and refer to each Affiliate for which Employee performs services. References in this Agreement to “Affiliate” shall mean any business entity that, directly or indirectly, through one or more intermediaries, is partially owned or controlled by the Corporation.
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Section 2. Term. The term of this Agreement shall at all times be one (1) year, which means that at the end of every day, the term of this Agreement shall be extended for one day. With thirty (30) days notice, however, either party may notify the other that the term of this Agreement shall no longer be extended and that this Agreement will terminate one (1) year after the effective date of such notice. If either party provides timely notice of non-renewal of the Agreement, but the Employee continues to provide services to the Employer as an employee, such post-expiration employment shall be deemed to be performed on an “at-will” basis and either party may thereafter terminate such employment with or without notice and for any or no reason and without any obligations determined by reference to this Agreement.
Section 3. Exclusive Service. Employee shall devote her best efforts and full time to rendering services on behalf of the Employer in furtherance of its best interests. Employee shall comply with all policies, standards and regulations of the Employer now or hereafter promulgated, and shall perform her duties under this Agreement to the best of her abilities and in accordance with standards of conduct applicable to executive officers of banks.
Section 4. Salary. (a) As compensation while employed hereunder, Employee, during her faithful performance of this Agreement, in whatever capacity rendered, shall receive an annual base salary of $125,000 payable on such terms and in such installments as the parties may from time to time mutually agree upon. The Chief Executive Officer, in her discretion, may increase Employee’s base salary during the term of this Agreement; provided, however, that Employee’s salary after being increased may not be decreased.
(b) The Employer shall withhold state and federal income taxes, social security taxes and such other payroll deductions as may from time to time be required by law or agreed upon in writing by Employee and the Employer. The Employer shall also withhold and remit to the proper party any amounts agreed to in writing by the Employer and Employee for participation in any corporate sponsored benefit plans for which a contribution is required.
(c) Except as otherwise expressly set forth hereunder, no compensation shall be paid pursuant to this Agreement in respect of any month or portion thereof subsequent to any termination of Employee’s employment by the Employer.
Section 5. Corporate Benefit Plans. Employee shall be entitled to participate in or become a participant in any employee benefit plan maintained by the Employer for which she is or will become eligible on such terms as the Board of Directors may, in its discretion, establish, modify or otherwise change.
Section 6. Incentive Compensation. Employee shall be eligible to participate in First Bank’s Loan Production Plan and to receive such bonuses as the Board of Directors, in its discretion, decides to pay to Employee under such plan. Employee shall be also eligible to participate in the Corporation’s 2014 Stock Incentive Plan (or successor equity plans) and to receive such awards as the Board of Directors, in its discretion, decides to award to Employee under such plan, including, but not limited to, within 45 days after the Effective Time, the Corporation will grant to the Employee 825 restricted shares of the Corporation’s common stock. The restricted share award agreement will provide that one-third of the restricted shares are vested immediately and one-third will vest on each of the first two anniversaries of the Effective Time, if the Employee’s employment has not been terminated earlier by the Employer for Cause or terminated by the Employee without Good Reason as of each such date, and shall contain other customary terms and conditions.
Section 7. Expense Account. The Employer shall reimburse Employee for reasonable and customary business expenses incurred in the conduct of the Employer’s business. Such expenses will include business meals, out-of-town lodging and travel expenses. Employee agrees to timely submit records and receipts of reimbursable items and agrees that the Employer can adopt reasonable rules and policies regarding such reimbursement. The Employer agrees to make prompt payment to Employee following receipt and verification of such reports. Such payment shall be made no later than March 15 following the calendar year in which the expense was incurred.
Section 8. [Reserved].
Section 9. Paid Time Off. Employee shall be entitled each fiscal year to paid time off, which shall be granted on a noncumulative basis from year-to-year pursuant to Employer’s paid time off policy. Employer reserves the right to modify this and any other personnel policy from time to time. Any payments made by Employer to Employee as compensation for paid time off shall be paid in accordance with Employer’s standard payroll procedures.
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Section 10. Termination. (a) Notwithstanding the termination of Employee’s employment pursuant to any provision of this Agreement, the parties shall be required to carry out any provisions of this Agreement which contemplate performance by them subsequent to such termination. In addition, no termination shall affect any liability or other obligation of either party which shall have accrued prior to such termination, including, but not limited to, any liability, loss or damage on account of breach. No termination of employment shall terminate the obligation of the Employer to make payments of any vested benefits provided hereunder or the obligations of Employee under Sections 11, 12 and 13. For purposes of this Agreement, “Terminate,” “terminated,” “termination,” or “termination of the Employee’s employment” shall mean separation from service as defined by Treasury Regulation § 1.409A-1(h).
(b) Employee’s employment hereunder may be terminated by Employee upon thirty (30) days written notice to the Employer or at any time by mutual agreement in writing.
(c) Except as otherwise provided in this Section 10(c), this Agreement shall terminate upon the death of Employee. In such event the Employer shall pay to the estate of Employee the compensation including salary and accrued bonus, if any, which otherwise would be payable to Employee through the end of the month in which her death occurs. In addition, Employee’s death is not intended to, and shall not, prevent amounts to which Employee would have been entitled under Sections 10(d)(2) or 10(i) had she lived from being paid under this Agreement to Employee’s estate or beneficiaries at the time or times such amounts would have been paid had Employee lived.
(d)(1) The Employer may terminate Employee’s employment other than for “Cause,” as defined in Section 10(e), at any time upon written notice to Employee, which termination shall be effective immediately.
(2) If the Employer terminates the Employee’s employment without Cause then, provided Employee has timely executed and not revoked the Release of Claims described in Section 10(j) below:
(i) The Employee shall be paid for a period of one (1) year, at such times as payment was theretofore made, the salary required under Section 4 (taking into account any salary increases) that the Employee would have been entitled to receive had such termination not occurred. Notwithstanding the foregoing, if such termination occurs within one year after a Change of Control (as defined below), the Employee shall be eligible to receive the amount set forth in Section 10(i) instead of any amounts described in Section 10(d)(2).
(ii) The Employee may continue participation, in accordance with the terms of the applicable benefits plans, in the Employer’s group health plan pursuant to plan continuation rules under the Consolidated Omnibus Budget Reconciliation Act (“COBRA”). In accordance with COBRA, assuming the Employee is covered under the Employer’s group health plan as of her date of termination, the Employee will be entitled to elect COBRA continuation coverage for the legally required COBRA period (the “Continuation Period”). If the Employee elects COBRA coverage for group health coverage, she will be obligated to pay the portion of the full COBRA cost of the coverage equal to an active employee’s share of premiums for coverage for the respective plan year and the Employer’s share of such premiums shall be treated as taxable income to the Employee. Notwithstanding the above, the Employer’s obligations hereunder with respect to the foregoing benefits provided in this subsection (ii) shall be limited to the extent that if the Employee obtains any coverage pursuant to a subsequent employer’s benefit plans which duplicates the Employer’s coverage, the duplicative coverage may be terminated by the Employer; and
(iii) The Employee shall receive a payment in cash on the date her employment terminates equal to the amount of any cash bonus paid to her in respect of the fiscal year of the Employer prior to the fiscal year in which her employment terminates, multiplied by a fraction, the numerator of which is the number of days that elapse before the date her employment terminates in the fiscal year of the Employer in which her employment terminates and the denominator of which is three hundred sixty-five (365).
(3) Notwithstanding anything in this Agreement to the contrary, if Employee breaches Section 11 or 12, Employee will not thereafter be entitled to receive any further compensation or benefits pursuant to this Section 10(d). In addition, notwithstanding anything in this Agreement to the contrary, the Employer shall not be required to make any payment that is prohibited by the terms of the regulations presently found at 12 C.F.R. part 359 or to the extent that any other governmental approval of the payment required by law is not received.
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(e) The Employer shall have the right to terminate Employee’s employment under this Agreement at any time for Cause, which termination shall be effective immediately. Termination for “Cause” shall include termination due to her personal dishonesty, incompetence, willful misconduct, breach of a fiduciary duty involving personal profit, willful violation of any law, rule or regulation (other than traffic violations or similar offenses), conviction of a felony or of a misdemeanor involving moral turpitude, misappropriation of the Employer’s assets (determined on a reasonable basis) or those of its Affiliates, or material breach of any other provision of this Agreement. Termination for Cause also shall include termination as a result of the Employee’s failure to correct a material deficiency in the performance of her duties within 60 days after a written notice from the Employer or such other reasonable period of time specified by the Employer if such deficiency cannot be cured within 60 days. Any notice given under this subsection shall state that it is a notice pursuant to Section 10(e) of this Agreement and shall set forth the Employer’s complaints in detail sufficient to allow Employee to understand and correct them. In the event Employee’s employment under this Agreement is terminated for Cause, Employee shall thereafter have no right to receive compensation or other benefits under this Agreement.
(f) The Employer may terminate Employee’s employment under this Agreement, after having established the Employee’s disability by giving to Employee written notice of its intention to terminate her employment for disability and her employment with the Employer shall terminate effective on the 90th day after receipt of such notice if within 90 days after such receipt Employee shall fail to return to the full-time performance of the essential functions of her position (and if Employee’s disability has been established pursuant to the definition of “disability” set forth below). For purposes of this Agreement, “disability” means either (i) disability which after the expiration of more than 13 consecutive weeks after its commencement is determined to be total and permanent by a physician selected and paid for by the Employer or its insurers, and acceptable to Employee or her legal representative, which consent shall not be unreasonably withheld or (ii) disability as defined in the policy of disability insurance maintained by the Employer or its Affiliates for the benefit of Employee, whichever shall be more favorable to Employee. Notwithstanding any other provision of this Agreement, the Employer shall comply with all requirements of the Americans with Disabilities Act, 42 U.S.C. § 12101 et. seq.
(g) If Employee is suspended and/or temporarily prohibited from participating in the conduct of the Employer’s affairs by a notice served pursuant to the Federal Deposit Insurance Act, the Employer’s obligations under this Agreement shall be suspended as of the date of service unless stayed by appropriate proceedings. If the charges in the notice are dismissed, the Employer may in its discretion (i) pay Employee all or part of the compensation withheld while its contract obligations were suspended, and (ii) reinstate (in whole or in part) any of its obligations which were suspended. If any payment of withheld compensation is made under this Section 10(g) in the Employer’s sole discretion, it shall be made by March 15 following the calendar year in which the charges in the applicable notice are dismissed.
(h) If Employee is removed and/or permanently prohibited from participating in the conduct of the Employer’s affairs by an order issued under the Federal Deposit Insurance Act or the Code of Virginia, all obligations of the Employer under this Agreement shall terminate as of the effective date of the order, but vested rights of the parties shall not be affected.
(i)(1) If within one year after a Change of Control (as defined below) shall have occurred, Employee’s employment is terminated without Cause or if she resigns for Good Reason (as defined below), then promptly following Employee’s last day of employment with the Employer, provided Employee has timely executed and not revoked the Release of Claims described in Section 10(j) below, the Employer shall pay to Employee as compensation for services rendered to the Employer and its Affiliates a lump sum cash amount (subject to any applicable payroll or other taxes required to be withheld) equal to one (1) times her then-current annual base salary described in Section 4 hereof.
(2) For purposes of this Agreement, a “Change of Control” occurs if, after the date of this Agreement, (i) any person, including a “group” as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, becomes the owner or beneficial owner of Corporation securities having 50% or more of the combined voting power of the then outstanding Corporation securities that may be cast for the election of the Corporation’s directors other than a result of an issuance of securities initiated by the Corporation, or open market purchases approved by the Board of Directors, as long as the majority of the Board of Directors approving the purchases is a majority at the time the purchases are made; or (ii) as the direct or indirect result of, or in connection with, a tender or exchange offer, a merger or other business combination, a sale of assets, a contested election of directors, or any combination of these events, the persons who were directors of the Corporation before such events cease to constitute a majority of the
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Corporation’s Board of Directors, or any successor’s board, within two years of the last of such transactions. For purposes of this Agreement, a Change of Control occurs on the date on which an event described in (i) or (ii) occurs. If a Change of Control occurs on account of a series of transactions or events, the Change of Control occurs on the date of the last of such transactions or events. Provided further that, Change in Control shall not include a transaction unless it shall qualify as a Change in Control as defined by Treasury Regulation § 1.409A-3(i)(5).
(3) For purposes of this Agreement, “Good Reason” shall mean:
(i) The assignment of duties to the Employee by the Employer which result in the Employee having significantly less authority or responsibility than she has on the first day following the Effective Date of the Merger;
(ii) Requiring the Employee to maintain her principal office anywhere outside of the Virginia Counties of Botetourt, Bedford, Roanoke, Rockbridge, Augusta, and Roanoke City, or cities located therein;
(iii) The Employer’s failure to comply with any material term of this Agreement;
(iv) The failure of the Employer to obtain the assumption of and agreement to perform this Agreement by any successor as contemplated in Section 14 hereof; or
(v) The Employer’s elimination, on or after a Change of Control, of any material benefit plan, program or arrangement (including without limitation a tax-qualified retirement plan) or any change, made on or after a Change of Control, to such plan, program or arrangement that materially reduces the value of the affected benefit to the Employee.
Notwithstanding the foregoing, no such circumstances or event shall constitute Good Reason unless it shall qualify as Good Reason as defined by Treasury Regulation § 1.409A-1(n)(2).
(4) It is the intention of the parties that no payment be made or benefit provided to Employee pursuant to this Agreement that would constitute an “excess parachute payment” within the meaning of Section 280G of the Code and any regulations thereunder, thereby resulting in a loss of an income tax deduction by the Employer or the imposition of an excise tax on Employee under Section 4999 of the Code. If the independent accountants serving as auditors for the Employer on the date of a Change of Control (or any other accounting firm designated by the Employer) determine that some or all of the payments or benefits scheduled under this Agreement, as well as any other payments or benefits on a Change of Control, would be nondeductible by the Corporation under Section 280G of the Code, then the payments scheduled under this Agreement will be reduced to one dollar less than the maximum amount which may be paid without causing any such payment or benefit to be nondeductible. The determination made as to the reduction of benefits or payments required hereunder by the independent accountants shall be binding on the parties. In connection with making determinations under this subsection (5), the independent accountants shall take into account the value of any reasonable compensation for services to be rendered by the Employee before or after the Change in Control, including without limitation, the Employee’s agreement to refrain from performing services pursuant to a covenant not to compete or similar covenant, and the Employer shall cooperate in good faith in connection with any such valuations and reasonable compensation positions.
(j) Within 60 days of termination of the Employee’s employment, and as a condition to the Employer’s obligation to pay any severance hereunder, the Employee shall enter into a release in the form provided by the Employer, and the Employee may not revoke such release within the revocation period stated in such release, which shall acknowledge such remaining obligations and discharge the Employer and its officers, directors and employees with respect to their actions for or on behalf of the Employer, from any other claims or obligations arising out of or in connection with the Employee’s employment by the Employer, including the circumstances of such termination. In addition, if such severance payment is made by the Employer, and if the 60-day period spans two calendar years, regardless of when such release is executed by the Employee, such severance payment must be made in the subsequent calendar year, regardless of when the release is executed by the Employee.
Section 11. Confidentiality/Nondisclosure. Employee covenants and agrees that any and all information concerning the customers, businesses and services of the Employer of which she has knowledge or access as a result of her association with the Employer in any capacity, shall be deemed confidential in nature and shall not, without the proper written consent of the Employer, be directly or indirectly used, disseminated, disclosed or published by Employee to third parties other than in connection with the usual conduct of the business of the Employer. Such
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information shall expressly include, but shall not be limited to, information concerning the Employer’s trade secrets, business operations, business records, customer lists or other customer information. Upon termination of employment Employee shall deliver to the Employer all originals and copies of documents, forms, records or other information, in whatever form it may exist, concerning the Employer or its business, customers, products or services. In construing this provision, it is agreed that it shall be interpreted broadly so as to provide the Employer with the maximum protection. This Section 11 shall not be applicable to any information which, through no misconduct or negligence of Employee, has previously been disclosed to the public by anyone other than Employee.
Nothing in this Agreement restricts or prohibits the Employee or the Employee’s counsel from initiating communications directly with, responding to any inquiry from, volunteering information to, or providing testimony before a self-regulatory authority or a governmental, law enforcement or other regulatory authority, including the U.S. Equal Employment Opportunity Commission, the Department of Labor, the National Labor Relations Board, the Department of Justice, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the Congress, and any Office of Inspector General (collectively, the “Regulators”), from participating in any reporting of, investigation into, or proceeding regarding suspected violations of law, or from making other disclosures that are protected under or from receiving an award for information provided under the whistleblower provisions of state or federal law or regulation. The Employee does not need the prior authorization of the Employer to engage in such communications with the Regulators, respond to such inquiries from the Regulators, provide confidential information or documents containing confidential information to the Regulators, or make any such reports or disclosures to the Regulators. The Employee is not required to notify the Employer that the Employee has engaged in such communications with the Regulators. The Employee recognizes and agrees that, in connection with any such activity outlined above, the Employee must inform the Regulators that the information the Employee is providing is confidential.
Federal law provides certain protections to individuals who disclose a trade secret to their attorney, a court, or a government official in certain, confidential circumstances. Specifically, federal law provides that an individual shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret under either of the following conditions:
•
Where the disclosure is made (a) in confidence to a federal, state or local government official, either directly or indirectly, or to an attorney; and (b) solely for the purpose of reporting or investigating a suspected violation of law; or

•	Where the disclosure is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal.
Federal law also provides that an individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual (a) files any document containing the trade secret under seal; and (b) does not disclose the trade secret, except pursuant to court order.
Section 12. Covenant Not to Compete. During the term of this Agreement and throughout any further period that she is an officer or employee of the Employer, and for a period of twelve (12) months from and after the date that Employee is (for any reason) no longer employed by the Employer or for a period of twelve (12) months from the date of entry by a court of competent jurisdiction of a final judgment enforcing this covenant in the event of a breach by Employee, whichever is later, Employee covenants and agrees that she will not, directly or indirectly, either as a principal, agent, employee, employer, stockholder, co-partner or in any other individual or representative capacity whatsoever: (i) engage in a Competitive Business anywhere within a twenty (20) mile straight-line radius of any office operated by the Employer on the date Employee’s employment terminates; or (ii) solicit, or assist any other person or business entity in soliciting, any depositors or other customers of the Employer to make deposits in or to become customers of any other financial institution conducting a Competitive Business; or (iii) solicit, or assist any other person or business entity in soliciting, any individuals to terminate their employment with the Employer or its Affiliates. As used in this Agreement, the term “Competitive Business” means all banking and financial products and services that are substantially similar to those offered by the Employer on the date that Employee’s employment terminates. Except as otherwise expressly provided in Section 10(d)(3) of this Agreement, the parties
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intend that the covenants and restrictions in this Section 12 be enforceable against Employee regardless of the reason that her employment by the Employer may terminate and that such covenants and restrictions shall be enforceable against Employee even if this Agreement expires after a notice of nonrenewal given by Employee or the Employer under Section 2 of this Agreement.
Section 13. Injunctive Relief, Damages, Etc. Employee agrees that given the nature of the positions held by Employee with the Employer, that each and every one of the covenants and restrictions set forth in Sections 11 and 12 above are reasonable in scope, length of time and geographic area and are necessary for the protection of the significant investment of the Employer in developing, maintaining and expanding its business. Accordingly, the parties hereto agree that in the event of any breach by Employee of any of the provisions of Sections 11 or 12 that monetary damages alone will not adequately compensate the Employer for its losses and, therefore, that it may seek any and all legal or equitable relief available to it, specifically including, but not limited to, injunctive relief and Employee shall be liable for all damages, including actual and consequential damages, costs and expenses, including legal costs and actual attorneys’ fees, incurred by the Employer as a result of taking action to enforce, or recover for any breach of, Section 11 or Section 12. The covenants contained in Sections 11 and 12 shall be construed and interpreted in any judicial proceeding to permit their enforcement to the maximum extent permitted by law. Should a court of competent jurisdiction determine that any provision of the covenants and restrictions set forth in Section 12 above is unenforceable as being overbroad as to time, area or scope, the court may strike the offending provision or reform such provision to substitute such other terms as are reasonable to protect the Employer’s legitimate business interests.
Section 14. Binding Effect/Assignability. This Agreement shall be binding upon and inure to the benefit of the Employer and Employee and their respective heirs, legal representatives, executors, administrators, successors and assigns, but neither this Agreement, nor any of the rights hereunder, shall be assignable by Employee or any beneficiary or beneficiaries designated by Employee. The Employer will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business, stock or assets of the Employer, by agreement in form and substance reasonably satisfactory to the Employee, to expressly assume and agree to perform this Agreement in its entirety. Failure of the Employer to obtain such agreement prior to the effectiveness of any such succession shall be a breach of this Agreement and shall entitle the Employee to the compensation described in Sections 10(d) and 10(i).
Section 15. Governing Law. This Agreement shall be subject to and construed in accordance with the laws of the Commonwealth of Virginia, without regard to that body of law known as choice of law, except to the extent governed by the laws of the United States of America in which case federal laws shall govern. Any litigation arising out of or related to this Agreement shall only be brought exclusively in the state or federal court in Charlottesville, Virginia. Each party (a) consents to the personal jurisdiction of said courts, (b) waives any venue or inconvenient forum defense to any proceeding maintained in such courts, and (c) agrees not to bring any proceeding arising out of or relating to this Agreement in any other court.
Section 16. Invalid Provisions. The invalidity or unenforceability of any particular provision of this Agreement shall not affect the validity or enforceability of any other provisions hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provisions were omitted.
Section 17. Notices. Any and all notices, designations, consents, offers, acceptance or any other communications provided for herein shall be given in writing and shall be deemed properly delivered if delivered in person or by registered or certified mail, return receipt requested, addressed in the case of the Employer to its registered office or in the case of Employee to her last known address.
Section 18. Entire Agreement.
(a) This Agreement and the Settlement Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersedes any and all other agreements, either oral or in writing, among the parties hereto with respect to the subject matter hereof, specifically including the Prior Employment Agreement.
(b) This Agreement may be executed in one or more counterparts, each of which shall be considered an original copy of this Agreement, but all of which together shall evidence only one agreement.
Section 19. Amendment and Waiver. This Agreement may not be amended except by an instrument in writing signed by or on behalf of each of the parties hereto. No waiver of any provision of this Agreement shall be valid unless in writing and signed by the person or party to be charged.
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Section 20. Case and Gender. Wherever required by the context of this Agreement, the singular or plural case and the masculine, feminine and neuter genders shall be interchangeable.
Section 21. Captions. The captions used in this Agreement are intended for descriptive and reference purposes only and are not intended to affect the meaning of any Section hereunder.
Section 22. Code Section 409A. All payments that may be made and benefits that may be provided pursuant to this Agreement are intended to qualify for an exclusion from Section 409A of the Code and any related regulations or other pronouncements thereunder and, to the extent not excluded, to meet the requirements of Section 409A of the Code. Any payments made under Section 10 of this Agreement which are paid on or before the last day of the applicable period for the short-term deferral exclusion under Treasury Regulation § 1.409A-1(b)(4) are intended to be excluded under such short-term deferral exclusion. Any remaining payments under Section 10 are intended to qualify for the exclusion for separation pay plans under Treasury Regulation § 1.409A-1(b)(9). Each payment made under Section 10 shall be treated as a “separate payment,” as defined in Treasury Regulation § 1.409A-2(b)(2), for purposes of Code Section 409A. Further, notwithstanding anything to the contrary, all severance payments payable under the provisions of Section 10 shall be paid to the Employee no later than the last day of the second calendar year following the calendar year in which occurs the date of the Employee’s termination of employment. None of the payments under this Agreement are intended to result in the inclusion in the Employee’s federal gross income on account of a failure under Section 409A(a)(1) of the Code. The parties intend to administer and interpret this Agreement to carry out such intentions. However, the Employer does not represent, warrant or guarantee that any payments that may be made pursuant to this Agreement will not result in inclusion in the Employee’s gross income, or any penalty, pursuant to Section 409A(a)(1) of the Code or any similar state statute or regulation.
Notwithstanding any other provision of this Agreement, to the extent that the right to any payment (including the provision of benefits) hereunder provides for the “deferral of compensation” within the meaning of Section 409A(d)(1) of the Code, the payment shall be paid (or provided) as follows: if the Employee is a “Specified Employee” within the meaning of Section 409A(a)(2)(B)(i) of the Code on the date of the Employee’s termination (the “Separation Date”), and if an exemption from the six month delay requirement of Code Section 409A(a)(2)(B)(i) is not available, then no such payment that is payable on account of the Employee’s termination shall be made or commence during the period beginning on the Separation Date and ending on the date that is six months following the Separation Date or, if earlier, on the date of the Employee’s death. The amount of any payment that would otherwise be paid to the Employee during this period shall instead be paid to the Employee on the first day of the first calendar month following the end of the period.
Section 23. Compliance with Regulatory Restrictions. Notwithstanding anything to the contrary herein, and in addition to any restrictions stated above, any compensation or other benefits paid to the Employee shall be limited to the extent required by any federal or state regulatory agency having authority over the Employer. The Employee agrees that compliance by the Employer with such regulatory restrictions, even to the extent that compensation or other benefits paid to the Employee are limited, shall not be a breach of this Agreement by the Employer.
Section 24. Apportionment. First Bank and the Corporation shall apportion any payments or benefits paid to the Employee pursuant to this Agreement among themselves as they may agree from time to time; provided, however, that they must satisfy in full all such obligations in a timely manner as set forth in this Agreement regardless of any agreed-upon apportionment. Employee’s receipt of satisfaction in full of any such obligation from First Bank or the Corporation shall extinguish the obligations of the other with respect to such obligation.
[signatures appear on following page]
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IN WITNESS WHEREOF, the undersigned have caused this instrument to be executed on the date first above written.
EMPLOYEE

Sandra Craft

FIRST NATIONAL CORPORTION

By:
Name: Scott C. Harvard
Title: President and Chief Executive Officer

FIRST BANK

By:
Name: Scott C. Harvard
Title: Chief Executive Officer
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Exhibit A to Employment Agreement
Settlement, Waiver, and Release Agreement
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EXECUTION VERSION
Exhibit B to Merger Agreement
SETTLEMENT, WAIVER, AND RELEASE AGREEMENT
This Settlement, Waiver, and Release Agreement (the “Agreement”) is made and entered into as of [•], 2021, by and among [•] (“Employee”) and The Bank of Fincastle, a Virginia state-chartered commercial bank (“BFTL”).
THE PARTIES acknowledge the following:
WHEREAS, BFTL has entered into an Agreement and Plan of Merger with First National Corporation (“Parent”), a Virginia corporation and First Bank, a Virginia state-chartered member bank and wholly-owned subsidiary of Parent (“First Bank”), dated [•], 2021 (the “Merger Agreement”), pursuant to which the BFTL will merge with and into First Bank, with First Bank continuing as the surviving entity (the “Merger”);
WHEREAS, Employee is employed by BFTL pursuant to that certain employment agreement, dated [•], by and between Employee and BFTL (the “Prior Employment Agreement”) and that certain stock option award agreement dated [•], 2021, between Employee and BFTL (the “Stock Option Agreement”);
WHEREAS, if the Merger is consummated, it will constitute a “Change in Control” for purposes of Section 7(A)(3) of the Prior Employment Agreement;
WHEREAS, BFTL has further notified Employee that it will unilaterally terminate the Prior Employment Agreement immediately prior to the Effective Time (as defined in the Merger Agreement) of the Merger, and, subject to Employee’s execution and delivery of this Agreement to BFTL, pay or cause to be paid to Employee the additional cash payments described herein; and
WHEREAS, BFTL has further notified Employee that it will, pursuant to Section 14(b) of the BFTL 2019 equity plan, immediately prior to the Effective Time (as defined in the Merger Agreement) of the Merger, and, subject to Employee’s execution and delivery of this Agreement to BFTL, pay or cause to be paid to Employee cash payments described herein in cancellation of the Stock Option Agreement.
NOW THEREFORE, in consideration of the foregoing and the mutual agreements and promises set forth within this Agreement, the receipt and sufficiency of which are hereby acknowledged, Employee and BFTL agree as follows:
1. Effectiveness. This Agreement shall become effective immediately prior to the Effective Time of the Merger. If the Merger is not consummated or the Merger Agreement is terminated pursuant to its terms, then this Agreement will be null and void and of no effect and the Prior Employment Agreement will continue in accordance with its respective terms, provided that if Employee has already received any Settlement Payments described in Section 2 below, Employee shall promptly repay such amounts to BFTL. For the avoidance of doubt, following the execution of this Agreement, Employee’s employment will remain in effect under the Prior Employment Agreement until the Effective Time of the Merger or, if earlier, a termination of the Prior Employment Agreement in accordance with its terms.
2. Settlement Payments.
(a) In consideration of Employee’s agreements and promises set forth herein, and in full and complete satisfaction of BFTL’s obligations under the Prior Employment Agreement, BFTL will pay to Employee the amounts listed in subsections (i) and (ii) below (such amounts collectively, the “Settlement Payments”) provided Employee has executed and returned this Agreement prior to the Effective Time of the Merger, and Employee remains continuously employed through the Effective Time of the Merger.
(i) A lump sum cash payment in the gross amount of $[•] (such amount, the “Employment Agreement Payment Amount”). Employee acknowledges that this amount represents the amount payable to Employee pursuant to Section 7(B)(4) of the Prior Employment Agreement reduced, to the extent necessary, as described in Section 2(b) and Section 3 below. The Employment Agreement Payment Amount shall be paid immediately prior to the Effective Time of the Merger.
(ii) A lump sum cash payment in the gross amount of $[•] (such amount, the “Stock Option Payment Amount”). Employee acknowledges that this amount represents the amount payable to Employee pursuant
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to the Stock Option Agreement, reduced, to the extent necessary, as described in Section 2(b) and Section 3 below. The Stock Option Payment Amount shall be paid immediately prior to the Effective Time of the Merger.
(b) Reduction of Payments. Notwithstanding anything contained in this Agreement to the contrary, to the extent any portion of the payments described herein or any other payment or distribution of any type to or for Employee by BFTL, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise (the “Payments”) constitute “excess parachute payments” (within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”) and the regulations thereunder) that would be subject to the excise tax imposed under Section 4999 of the Code, such Payments will be reduced (but not below zero) if and to the extent necessary so that no Payments to be made or benefit to be provided to Employee will be subject to such excise tax.
3. Tax Matters. BFTL will withhold from all amounts payable under this Agreement such federal, state, local and employment taxes as BFTL reasonably determines are required to be withheld pursuant to any applicable law. Employee will be solely responsible for any and all federal and state tax liability or consequences (including, but not limited to, taxes, contributions, withholdings, fines, penalties, and interest) which could arise as a result of the payments to Employee pursuant to this Agreement. Employee acknowledges that BFTL intends to rely on Treas. Reg. § 1.409A-3(j)(4)(ix)(B) in making or causing to be made the Settlement Payments with respect to the Prior Employment Agreement and that the applicability of the provisions of Treas. Reg. § 1.409A-3(j)(4)(ix)(B) to Employee’s receipt of such Settlement Payments is contingent on other employees of BFTL entering into similar settlement arrangements with BFTL.
4. Release and Covenant Not to Sue.
(a) In exchange for BFTL’s agreement to provide the Settlement Payments, Employee (for himself, his attorneys, heirs, executors, administrators, successors, and assigns) hereby releases and discharges BFTL, Parent, First Bank (whether directly or by reason of such entities’ succession to BFTL), and all subsidiary and/or affiliated companies of BFTL, Parent, First Bank as well as BFTL’s, Parent’s and First Bank’s respective successors, assigns, officers, owners, directors, agents, representatives, attorneys, advisors and employees (all of whom are collectively referred to throughout this Agreement as the “Releasees”) from any and all claims, demands, and liabilities that Employee has ever had or now may have against the Releasees by reason of anything  occurring, done or omitted to be done as of or prior to the effective time of this Agreement, both known and unknown, including, but not limited to, any and all claims, demands, and liabilities based on Employee’s employment with BFTL (collectively, the “Released Claims”).
(b) Without limiting the generality of the preceding paragraph, Employee acknowledges and agrees that the Released Claims include, but are not limited to:
(i) any and all claims for additional compensation or benefits other than the compensation and benefits set forth in this Agreement, whether pursuant to the Prior Employment Agreement or otherwise, but excluding Employee’s wages earned but not yet paid up to the Effective Time;
(ii) any and all common law claims, including but not limited to wrongful discharge, breach of express or implied contract, breach of the implied covenant of good faith and fair dealing, negligent or intentional infliction of emotional distress, invasion of privacy, defamation, slander, libel, fraud, misrepresentation, violations of public policy, and negligence under any theory of recovery (including but not limited to negligent supervision or retention); and
(iii) any and all claims arising under any state or federal legislation, including, but not limited to, claims under the Age Discrimination in Employment Act of 1967; Title VII of the Civil Rights Act of 1964; Section 1981 of the Civil Rights Act of 1866; the Civil Rights Act of 1991; the Americans with Disabilities Act of 1990, the Civil Rights Act of 1991; the Genetic Information Non-Discrimination Act of 2008; the Family and Medical Leave Act of 1993; the Fair Labor Standards Act; the Employee Retirement Income Security Act (“ERISA”); the Consolidated Budget Reconciliation Act (“COBRA”); the Worker Adjustment and Retraining Notification Act; the Equal Pay Act of 1963; the Pregnancy Discrimination Act; Uniformed Services Employment and Reemployment Rights Act; the Occupational Safety and Health Act; and any and all similar state laws and/or state laws addressing the rights of employees and the payment of wages, including but not limited to the Virginians with Disabilities Act, the Virginia Genetic Testing Law,
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the Virginia Equal Pay Act, the Virginia Workers’ Compensation Act, the Virginia Occupational Safety and Health Act, the Virginia Fraud Against Taxpayers Act, the Virginia Payment of Wage Law, the Virginia Right-to-Work Law, and the Virginia Human Rights Act, and any other federal, state or local law or regulation prohibiting employment discrimination or otherwise applicable to the employment relationship between Employee and BFTL.
(c) Notwithstanding any other provision contained herein, the Released Claims do not include (i) BFTL’s indemnification obligations to Employee pursuant to the Bylaws or the Amended and Restated Articles of Incorporation of BFTL, as applicable; (ii) any vested rights that Employee may have under the terms of any 401(k) plan or other benefit plan of BFTL; (iii) Employee’s eligibility to elect continuation of insurance coverage in accordance with provisions of state law and/or the Consolidated Omnibus Budget Reconciliation Act; (iv) claims for unemployment or workers’ compensation; (v) claims for wages earned by Employee but not yet paid; (vi) PTO or Medical PTO; (vii) Employee’s rights under this Agreement; and (viii) Employee’s rights under the Merger Agreement. The foregoing waiver, release and discharge does not waive, release or discharge claims that cannot be released by private agreement.
(d) Employee, on Employee’s own behalf and on behalf of Employee’s heirs, personal representatives, successors and assigns, agrees and covenants that Employee will not sue or assert any claim against any of the Released Parties on any ground arising out of or related to any of the Released Claims. Employee acknowledges and agrees that this Section 4(d) does not preclude Employee from filing a charge or complaint with, or cooperating in any investigation by, any government agency (including but not limited to the Equal Employment Opportunity Commission), to the extent permitted by law, but Employee expressly releases, waives, and disclaims any right to compensation, monetary damages, attorneys’ fees and/or costs related to or arising from any such charge, complaint or lawsuit filed by Employee or on Employee’s behalf, individually or collectively, involving any of the Released Parties. Additionally, nothing in this Agreement shall be interpreted or applied in a manner that affects or limits Employee’s ability to challenge this Agreement’s compliance with notice and other requirements of the Age Discrimination in Employment Act (“ADEA”).
(e) Without waiving any prospective or retrospective rights under the Fair Labor Standards Act (“FLSA”), Employee admits that he has received from BFTL all rights and benefits, if any, potentially due to him pursuant to the FLSA. Employee further represents that he is aware of no facts (including any injuries or illnesses) that might lead to his filing of a workers’ compensation claim against BFTL. It is the parties’ intention to release all claims that can legally be released but no more than that.
5. No Admission of Liability. This Agreement will in no way be construed as an admission by any of the Releasees that it, he or she has acted wrongfully with respect to Employee or any other person or that Employee has any rights whatsoever against the Releasees or any of them. The Releasees specifically disclaim any liability to or wrongful acts against Employee or any other person or entity on the part of themselves, their employees, or their agents.
6. No Prior Assignment. Employee represents and warrants, recognizing that the truth of this representation and warranty is material to BFTL’s entry into this Agreement, that Employee has not assigned, transferred, or conveyed at any time to any individual or entity any alleged rights, claims, or causes of action against BFTL.
7. Continued Employment Relationship. Nothing in this Agreement confers on Employee any right to continue in the service of BFTL, Parent, or First Bank for any period of time or restrict in any way the right of BFTL, Parent, or First Bank or Employee to terminate Employee’s employment at any time.
8. Non-disparagement. Employee agrees that Employee will not denigrate, defame, disparage, or cast aspersions upon BFTL, Parent, or First Bank or the management, products, services, and/or manner of doing business of any of them; provided, however, that nothing in this Agreement prohibits Employee from providing truthful information and/or testimony in connection with any litigation or any investigation or proceeding conducted by a governmental agency.
9. Performance. BFTL’s obligation to perform under this Agreement is conditioned upon Employee’s agreements and promises to BFTL as set forth herein. In the event Employee breaches any such agreements or promises or causes any such agreements or promises to be breached, BFTL’s obligations to perform under this Agreement will automatically terminate and BFTL will have no further obligation to Employee.
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10. Successors and Assigns. The rights and obligations of this Agreement will bind and inure to the benefit of the surviving entity in any merger or consolidation in which BFTL is a party, or any assignee of all or substantially all of BFTL’s business and properties. Employee’s rights and obligations under this Agreement may not be assigned by him, except that his right to receive accrued but unpaid compensation, unreimbursed expenses and other rights, if any, provided under this Agreement, which survive termination of this Agreement will pass after death to his estate.
11. Governing Law. This Agreement shall be subject to and construed in accordance with the laws of the Commonwealth of Virginia, without regard to that body of law known as choice of law, except to the extent governed by the laws of the United States of America in which case federal laws shall govern. Any litigation arising out of or related to this Agreement shall only be brought exclusively in the state or federal court in Charlottesville, Virginia. Each party (a) consents to the personal jurisdiction of said courts, (b) waives any venue or inconvenient forum defense to any proceeding maintained in such courts, and (c) agrees not to bring any proceeding arising out of or relating to this Agreement in any other court.
12. Entire Agreement; Counterparts; Modification.
(a) This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes any and all other agreements, either oral or in writing, among the parties hereto with respect to the subject matter hereof.
(b) This Agreement may be executed in one or more counterparts, each of which shall be considered an original copy of this Agreement, but all of which together shall evidence only one agreement.
(c) This Agreement may not be amended except by an instrument in writing signed by or on behalf of each of the parties hereto. No waiver of any provision of this Agreement shall be valid unless in writing and signed by the person or party to be charged.
13. Validity. The invalidity or unenforceability of any particular provision of this Agreement shall not affect the validity or enforceability of any other provisions hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provisions were omitted.
14. Notice. Any and all notices, designations, consents, offers, acceptance or any other communications provided for herein shall be given in writing and shall be deemed properly delivered if delivered in person or by registered or certified mail, return receipt requested, addressed in the case of BFTL to its registered office or in the case of Employee to his last known address.
PLEASE READ THIS AGREEMENT CAREFULLY. IT CONTAINS A RELEASE OF ALL KNOWN AND UNKNOWN CLAIMS.

YOU AGREE THAT YOU RECEIVED VALUABLE CONSIDERATION IN EXCHANGE FOR ENTERING INTO THIS AGREEMENT AND THAT BFTL ADVISED YOU IN WRITING TO CONSULT AN ATTORNEY OF YOUR OWN CHOOSING PRIOR TO SIGNING THIS AGREEMENT. YOU ACKNOWLEDGE THAT NO REPRESENTATIONS OR INDUCEMENTS HAVE BEEN MADE TO YOU EXCEPT AS SET FORTH HEREIN, AND THAT YOU HAVE SIGNED THIS AGREEMENT KNOWINGLY AND VOLUNTARILY.

[Signature Page Immediately Follows]
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IN WITNESS WHEREOF, the undersigned have caused this instrument to be executed on the date first above written.
EMPLOYEE

[•]

THE BANK OF FINCASTLE

By:
Name: [•]
Title: [•]
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EXECUTION VERSION
Exhibit C to Merger Agreement
OFFICERS AND DIRECTORS AGREEMENT
This OFFICERS AND DIRECTORS AGREEMENT (this “Agreement”) is dated as of February 18, 2021, by and between the undersigned holder (“Shareholder”) of common stock, $0.04 par value per share, of The Bank of Fincastle, a Virginia state-chartered commercial bank with its principal office in Fincastle, Virginia (“BFTL”) and First National Corporation, a Virginia corporation with its principal office in Strasburg, Virginia (“FXNC”). All capitalized terms used but not defined herein shall have the meanings assigned to them in the Merger Agreement (defined below).
WHEREAS, concurrently with the execution of this Agreement, BFTL, FXNC and First Bank, a Virginia state-chartered member bank and wholly-owned subsidiary of FXNC (“First Bank”) are entering into an Agreement and Plan of Merger (as such agreement may be subsequently amended or modified, the “Merger Agreement”), pursuant to which BFTL will merge with and into First Bank, with First Bank being the surviving entity, and each outstanding share of BFTL Common Stock will be converted into the right to receive the Merger Consideration;
WHEREAS, Shareholder beneficially owns and has sole voting power,1 or the ability to direct the vote, with respect to the number of shares of BFTL Common Stock as is indicated on the signature page of this Agreement under the heading “Total Number of Shares of BFTL Common Stock Subject to this Agreement” (such shares, together with all shares of BFTL Common Stock subsequently acquired by Shareholder during the term of this Agreement being referred to as the “Shares”); and
WHEREAS, it is a material inducement to the willingness of FXNC and First Bank to enter into the Merger Agreement that Shareholder execute and deliver this Agreement.
NOW, THEREFORE, in consideration of, and as a material inducement to, FXNC and First Bank entering into the Merger Agreement and proceeding with the transactions contemplated thereby, and in consideration of the expenses incurred and to be incurred by FXNC in connection therewith, Shareholder and FXNC agree as follows:
Section 1. Agreement to Vote Shares. Shareholder agrees that, except as set forth in Section 11 of this Agreement, while this Agreement is in effect, at any meeting of shareholders of BFTL, however called, or at any adjournment thereof, or in any other circumstances in which Shareholder is entitled to vote, consent or give any other approval, except as otherwise agreed to in writing in advance by FXNC, Shareholder shall:
(1) appear at each such meeting or otherwise cause the Shares to be counted as present thereat for purposes of calculating a quorum; and
(2) vote (or cause to be voted), in person or by proxy, all the Shares that are beneficially owned by Shareholder or as to which Shareholder has, directly or indirectly, the sole right to vote or direct the voting, (i) in favor of adoption and approval of the Merger Agreement and the transactions contemplated thereby (including any amendments or modifications of the terms thereof adopted in accordance with the terms thereof); (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of BFTL contained in the Merger Agreement or of Shareholder contained in this Agreement; and (iii) against any Acquisition Proposal or any other action, agreement or transaction that is intended, or could reasonably be expected, to impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect consummation of the transactions contemplated by the Merger Agreement or this Agreement.
Shareholder further agrees not to vote or execute any written consent to rescind or amend in any manner any prior vote or written consent, as a shareholder of BFTL, to approve or adopt the Merger Agreement unless this Agreement shall have been terminated in accordance with its terms.
Section 2. No Transfers. While this Agreement is in effect, Shareholder agrees not to, directly or indirectly, sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract option, commitment or other arrangement or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, any of the Shares, except the following transfers shall be permitted: (a) transfers by will or operation of law, in which case this
1	If shares held jointly with another person, it will need to be co-signed by joint owner.
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Agreement shall bind the transferee, (b) transfers pursuant to any pledge agreement, subject to the pledgee agreeing in writing, prior to such transfer, to be bound by the terms of this Agreement, (c) transfers in connection with estate and tax planning purposes, including transfers to relatives, trusts and charitable organizations, subject to each transferee agreeing in writing, prior to such transfer, to be bound by the terms of this Agreement, and (d) such transfers as FXNC may otherwise permit in its sole discretion. Any transfer or other disposition in violation of the terms of this Section 2 shall be null and void.
Section 3. Representations and Warranties of Shareholder. Shareholder represents and warrants to and agrees with FXNC as follows:
(a) Shareholder has all requisite capacity and authority to enter into and perform his, her or its obligations under this Agreement.
(b) This Agreement has been duly executed and delivered by Shareholder, and assuming the due authorization, execution and delivery by FXNC, constitutes the valid and legally binding obligation of Shareholder enforceable against Shareholder in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.
(c) The execution and delivery of this Agreement by Shareholder does not, and the performance by Shareholder of his, her or its obligations hereunder and the consummation by Shareholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which Shareholder is a party or by which Shareholder is bound, or any statute, rule or regulation to which Shareholder is subject or, in the event that Shareholder is a corporation, partnership, trust or other entity, any charter, bylaw or other organizational document of Shareholder.
(d) Shareholder is the record and beneficial owner of, or is the trustee that is the record holder of, and whose beneficiaries are the beneficial owners of, and has good title to all of the Shares, and the Shares are owned free and clear of any liens, security interests, charges or other encumbrances. Shareholder does not own, of record or beneficially, any shares of capital stock of BFTL or any other securities convertible into or exercisable or exchangeable for such capital stock, other than the Shares. The Shares do not include shares over which Shareholder exercises control in a fiduciary capacity for any other person or entity that is not an Affiliate of Shareholder, and no representation by Shareholder is made with respect thereto. Shareholder has the right to vote the Shares, and none of the Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Shares, except as contemplated by this Agreement.
Section 4. Restrictive Covenants.
(a) During the twelve (12) months following the Closing (the “Restricted Period”), Shareholder shall not for himself or herself or on behalf of any other person or entity (i) (A) solicit, divert or hire away, or (B) attempt to solicit, divert or hire away to any Competing Business, any employee of or consultant to FXNC, BFTL or any of their respective Affiliates, regardless of whether the employee is full-time or temporary, the employment or engagement is pursuant to written agreement, or the employment is for a determined period or is at will; or (ii) (A) solicit, divert or appropriate to or for a Competing Business, or (B) attempt to solicit, deliver or appropriate to or for a Competing Business any person or entity that is or was a customer of BFTL or any of its Affiliates with whom Shareholder has had Material Contact. For purposes of this Section 4(a):
(1) “Competing Business” shall mean any business that, in whole or in part, involves the operation of a depository financial institution, including, without limitation, the solicitation and acceptance of deposits of money and commercial paper, the solicitation and funding of loans and the provision of other banking services, and any other related business engaged in, in any material respect, by BFTL or any of its Affiliates; and
(2) “Material Contact” shall mean contact between Shareholder and each customer (a) with whom or which Shareholder was the primary point of contact on behalf of BFTL, (b) whose dealings with BFTL were primarily coordinated or supervised by Shareholder, or (c) about whom Shareholder obtained confidential information in the ordinary course of business as a result of his or her affiliation with BFTL.
(b) By signing this Agreement, Shareholder expressly acknowledges that the limitations, duration and scope of the restrictions described in this Section 4 are fair and reasonable. This Agreement is not contingent on the service
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or continued service of Shareholder. If, under the circumstances existing at the time of enforcement of this Agreement, the limitations, duration or scope described in this Section 4 are found or held to be unreasonable by an arbitrator or court of competent jurisdiction, Shareholder and FXNC expressly agree that the maximum limitations, duration and scope reasonable under the circumstances shall be substituted for the stated limitations, duration and scope.
(c) Notwithstanding the foregoing, Shareholder and FXNC agree that the restrictions set forth in this Section 4 shall not apply if Shareholder is (i) subject to an employment agreement with FXNC following the Closing or (ii) becomes a member of the Board of Directors of FXNC or First Bank.
Section 5. No Solicitation of Other Proposals. From and after the date hereof until the termination of this Agreement pursuant to Section 8 hereof, except as set forth in Section 11 of this Agreement, Shareholder, in his, her or its capacity as a shareholder of BFTL, shall not, nor shall such Shareholder authorize any partner, officer, director, advisor or Representative of, such Shareholder or any of his, her or its Affiliates to (and, to the extent applicable to Shareholder, such Shareholder shall use commercially reasonable efforts to prohibit any of his, her or its Representatives or Affiliates to), (a) initiate, solicit, induce or knowingly encourage, or knowingly take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (b) participate in any discussions or negotiations regarding any Acquisition Proposal, or furnish, or otherwise afford access, to any person (other than FXNC or First Bank) any information or data with respect to BFTL or otherwise relating to an Acquisition Proposal, (c) enter into any agreement, agreement in principle, letter of intent, memorandum of understanding or similar arrangement with respect to an Acquisition Proposal, (d) solicit proxies with respect to an Acquisition Proposal (other than the Merger Agreement) or otherwise encourage or assist any party in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement, or (e) initiate a shareholders’ vote or action by consent of BFTL’s shareholders with respect to an Acquisition Proposal.
Section 6. Irrevocable Proxy. Subject to the last sentence of this Section 6, by execution of this Agreement, Shareholder hereby appoints FXNC with full power of substitution and resubstitution, as Shareholder’s true and lawful attorney and irrevocable proxy, to the full extent of Shareholder’s rights with respect to the Shares, to vote, if Shareholder is unable to perform his, her or its obligations under this Agreement, each of such Shares that Shareholder shall be entitled to so vote with respect to the matters set forth in Section 1 hereof at any meeting of the shareholders of BFTL, and at any adjournment or postponement thereof, and in connection with any action of the shareholders of BFTL taken by written consent. Shareholder intends this proxy to be irrevocable and coupled with an interest hereafter until the termination of this Agreement pursuant to the terms of Section 8 hereof and hereby revokes any proxy previously granted by Shareholder with respect to the Shares. Notwithstanding anything contained herein to the contrary, this irrevocable proxy shall automatically terminate upon the termination of this Agreement, including upon termination of the Merger Agreement by BFTL pursuant to Section 9.1(f) of the Merger Agreement in order to enter into a Superior Proposal.
Section 7. Specific Performance; Remedies; Attorneys’ Fees. Shareholder acknowledges that it is a condition to the willingness of FXNC to enter into the Merger Agreement that Shareholder execute and deliver this Agreement and that it will be impossible to measure in money the damage to FXNC if Shareholder fails to comply with the obligations imposed by this Agreement and that, in the event of any such failure, FXNC will not have an adequate remedy at law or in equity. Accordingly, Shareholder agrees that injunctive relief or other equitable remedy is the appropriate remedy for any such failure and will not oppose the granting of such relief on the basis that FXNC has an adequate remedy at law. Shareholder further agrees that Shareholder will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with FXNC’s seeking or obtaining such equitable relief. In addition, after discussing the matter with Shareholder, FXNC shall have the right to inform any third party that FXNC reasonably believes to be, or to be contemplating, participating with Shareholder or receiving from Shareholder assistance in violation of this Agreement, of the terms of this Agreement and of the rights of FXNC hereunder, and that participation by any such persons with Shareholder in activities in violation of Shareholder’s agreement with FXNC set forth in this Agreement may give rise to claims by FXNC against such third party.
Section 8. Term of Agreement; Termination. The term of this Agreement shall commence on the date hereof. This Agreement may be terminated at any time prior to consummation of the transactions contemplated by the Merger Agreement by the written consent of the parties hereto, and shall be automatically terminated upon termination of the
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Merger Agreement by any party thereto in accordance with its terms. Upon such termination, no party shall have any further obligations or liabilities hereunder; provided, however, such termination shall not relieve any party from liability for any breach of this Agreement prior to such termination.
Section 9. Entire Agreement; Amendments. This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party hereto. No waiver of any provisions hereof by either party shall be deemed a waiver of any other provision hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.
Section 10. Severability. Any term or provision of this Agreement, which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.
Section 11. Capacity as Shareholder. This Agreement shall apply to Shareholder solely in his or her capacity as a shareholder of BFTL and it shall not apply in any manner to Shareholder in his or her capacity as a director, officer or employee of BFTL or in any other capacity. Nothing contained in this Agreement shall be deemed to apply to, or limit in any manner, the obligations of Shareholder to comply with his or her fiduciary duties as a director or officer of BFTL, if applicable.
Section 12. Governing Law; Jurisdiction. Regardless of any conflict of law or choice of law principles that might otherwise apply, the parties agree that this Agreement shall be governed by and construed in all respects in accordance with the laws of the Commonwealth of Virginia. The parties agree that any suit, action or proceeding brought by either party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal or state court located in Charlottesville, Virginia. Each of the parties submits to the jurisdiction of any such court in any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such action or proceeding. Each party irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.
Section 13. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT. EACH OF THE PARTIES HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 13.
Section 14. Further Assurances. From time to time prior to the termination of this Agreement, at FXNC’s request and without further consideration, Shareholder shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or desirable to effect the actions and consummate the transactions contemplated by this Agreement. Shareholder further agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against FXNC or First Bank, BFTL or any of their respective successors relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the Merger.
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Section 15. Disclosure. Shareholder hereby authorizes BFTL and FXNC to publish and disclose in any announcement or disclosure required by the U.S. Securities and Exchange Commission and in the Proxy Statement such Shareholder’s identity and ownership of the Shares and the nature of Shareholder’s obligations under this Agreement.
Section 16. Third Party Beneficiary. First Bank is a third-party beneficiary to this Agreement and is entitled to the rights and benefits hereunder and may enforce the provisions hereof as if it were a party hereto.
Section 17. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. Transmission by telecopy, facsimile, email or other form of electronic transmission of an executed counterpart of this Agreement shall be deemed to constitute due and sufficient delivery of such counterpart.
[Signature Page Follows.]
A-C-5

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.
FIRST NATIONAL CORPORATION

By:
Name:	Scott C. Harvard
Title:	Chief Executive Officer

SHAREHOLDER

By:
Name:

Total Number of Shares of BFTL Common Stock Subject to this Agreement:
A-C-6

Annex B

February 18, 2021
Board of Directors
First National Corporation
112 West King Street
Strasburg, VA 22657
Ladies and Gentlemen:
First National Corporation (“Parent”), First Bank, a wholly-owned subsidiary of Parent (“First Bank”), and The Bank of Fincastle (“BFTL”) are proposing to enter into an Agreement and Plan of Merger (the “Agreement”) pursuant to which BFTL will merge with and into First Bank with First Bank as the surviving entity (the “Merger”). As set forth in the Agreement, at the Effective Time, each share BFTL Common Stock, other than certain shares of BFTL Common Stock specified in the Agreement, shall be converted into the right to receive one of the following: (i) cash in the amount of $3.30 less any applicable withholding Taxes (the “Cash Consideration”); (ii) a number of duly authorized, validly issued, fully paid and non-assessable shares of Parent Common Stock equal to the Exchange Ratio (the “Stock Consideration”); or (iii) a combination of the Cash Consideration and Stock Consideration (the “Mixed Consideration”), in such proportions as requested by a BFTL shareholder to the extent available after the proration of the total Merger Consideration to 80% Stock Consideration and 20% Cash Consideration in accordance with the terms of the Agreement (items (i), (ii), and (iii) are collectively referred to herein as the “Merger Consideration”). As defined in the Agreement, the “Exchange Ratio” shall be 0.1649 shares of Parent Common Stock per one share of BFTL Common Stock. Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to Parent.
Piper Sandler & Co. (“Piper Sandler”, “we” or “our”), as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed and considered, among other things: (i) an execution copy of the Agreement; (ii) certain publicly available financial statements and other historical financial information of Parent that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of BFTL that we deemed relevant; (iv) certain internal financial projections for Parent for the years ending December 31, 2021 through December 31, 2025, as provided by the senior management of Parent; (v) certain financial projections for BFTL for the years ending December 31, 2021 through December 31, 2025, as provided by the senior management of Parent; (vi) the pro forma financial impact of the Merger on Parent based on certain assumptions relating to transaction expenses, purchase accounting adjustments and cost savings, as provided by the senior management of Parent; (vii) the publicly reported historical price and trading activity for Parent Common Stock and BFTL Common Stock, including a comparison of certain stock trading information for Parent Common Stock, BFTL Common Stock and certain stock indices, as well as similar publicly available information for certain other companies, the securities of which are publicly traded; (viii) a comparison of certain financial and market information for Parent and BFTL with similar financial institutions for which information is publicly available; (ix) the financial terms of certain recent business combinations in the bank and thrift industry (on a nationwide basis), to the extent publicly available; (x) the current market environment generally and the banking environment in particular; and (xi) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of the senior management of Parent and its representatives the business, financial condition, results of operations and prospects of Parent.
In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by Parent or its representatives, or that was otherwise reviewed by us, and we have assumed such accuracy and completeness for purposes of rendering this opinion without any independent verification or investigation. We have further relied on the assurances of the senior management of Parent that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading in any respect material to our analyses. We have not been asked to undertake, and have not undertaken, an independent verification of any such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Parent or BFTL. We render no opinion on, or evaluation of, the collectability of any assets or the future performance of any loans of Parent or BFTL. We did not make an independent evaluation of the adequacy of the allowance for loan losses of Parent or BFTL, or the combined entity after the Merger, and we have not reviewed any individual credit files relating to Parent or BFTL. We have assumed, with your consent, that the respective allowances for loan losses for both Parent and BFTL are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.
In preparing its analyses, Piper Sandler used certain internal financial projections for Parent for the years ending December 31, 2021 through December 31, 2025, as provided by the senior management of Parent. In addition, Piper Sandler used certain financial projections for BFTL for the years ending December 31, 2021 through December 31, 2025, as provided by the senior management of Parent. Piper Sandler also received and used in its pro forma analyses certain assumptions relating to transaction expenses, purchase accounting adjustments and cost savings, as provided by the senior management of Parent. With respect to the foregoing information, the senior management of Parent confirmed to us that such information reflected the best currently available projections, estimates and judgements of senior management as to the future financial performance of Parent and BFTL, respectively, and we assumed that the financial results reflected in such information would be achieved. We express no opinion as to such projections, estimates or judgements, or the assumptions on which they are based. We have also assumed that there has been no material change in Parent’s or BFTL’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analyses that Parent and BFTL will remain as going concerns for all periods relevant to our analyses.
We have also assumed, with your consent, that (i) each of the parties to the Agreement will comply in all material respects with all material terms and conditions of the Agreement and all related agreements required to effect the Merger, that all of the representations and warranties contained in such agreements are true and correct in all material respects, that each of the parties to such agreements will perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements are not and will not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Parent, BFTL, the Merger or any related transactions, and (iii) the Merger and any related transactions will be consummated in accordance with the terms of the Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. Finally, with your consent, we have relied upon the advice that Parent has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement. We express no opinion as to any such matters.
Our opinion is necessarily based on financial, regulatory, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We express no opinion as to the trading value of Parent Common Stock or BFTL Common Stock at any time, or what the value of Parent Common Stock will be once it is actually received by the holders of BFTL Common Stock.
We have acted as Parent’s financial advisor in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Merger. We will also receive a fee for rendering this opinion, which opinion fee will be credited in full towards the portion of the advisory fee which will become payable to Piper Sandler upon consummation of the Merger. Piper Sandler has not provided any other investment banking services to Parent in the two years preceding the date of this opinion. Piper Sandler did not provide any investment banking services to BFTL in the two years preceding the date of this opinion. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Parent and BFTL. We may also actively trade the equity and debt securities of Parent and BFTL for our own account and for the accounts of our customers.
Our opinion is directed to the Board of Directors of Parent in connection with its consideration of the Agreement and the Merger and does not constitute a recommendation to any shareholder of Parent as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the approval of the Agreement and the Merger. Our opinion is directed only as to the fairness, from a financial point of view, of the Merger Consideration to Parent and does not address the underlying business decision of Parent to engage in the Merger, the form or structure of the Merger or any other transactions contemplated in the Agreement, the relative merits of the Merger as compared to any other alternative transactions or business strategies that might exist for Parent or the effect of any other transaction in which Parent might engage. We also do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by any Parent officer, director or employee, or class of such persons, if any, relative to the amount of compensation to be received by any other shareholder, if any. This opinion has been approved by Piper Sandler’s fairness opinion committee. This opinion may not be reproduced without Piper Sandler’s prior written consent; provided, however, Piper Sandler will provide its consent for the opinion to be included in any regulatory filings to be completed in connection with the Merger.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair to Parent from a financial point of view.
Very truly yours,

Annex C
February 18, 2021
Board of Directors
The Bank of Fincastle
17 South Roanoke Street
Fincastle, VA 24090
Members of the Board:
You have requested RP® Financial, LC. (“RP Financial”) to provide you with its opinion as to the fairness from a financial point of view of the “Merger Consideration” to be received by the common shareholders of The Bank of Fincastle, a Virginia state-chartered commercial bank (“BFTL”), pursuant to the Agreement and Plan of Merger (the “Agreement”), dated February 18, 2021, by and between BFTL and First National Corporation, a Virginia corporation (“Parent”), and First Bank, a Virginia state-chartered member bank and wholly-owned subsidiary of Parent (“First Bank”).
As detailed in the Agreement, as of the Effective Time, BFTL will merge with and into First Bank (the “Merger”) and First Bank shall be the Surviving Bank resulting from the Merger and shall continue to be governed by the Laws of the Commonwealth of Virginia. The separate corporate existence of BFTL shall cease, and the BFTL shareholders shall receive the Merger Consideration described in the Agreement. The financial and other terms and conditions of the Merger are set forth in detail in the Agreement, which is incorporated herein by reference. Unless otherwise defined herein, all capitalized terms incorporated herein have the meanings ascribed to them in the Agreement.
Summary Description of Merger Consideration
At the Effective Time, in each case subject to Sections 3.1(d) and 3.2 of the Agreement, by virtue of the Merger and without any action on the part of the Parties, each share of BFTL Common Stock that is issued and outstanding immediately prior to the Effective Time (other than shares of BFTL Common Stock held by either Party or any Subsidiary of either Party (and in each case other than shares of BFTL Common Stock held on behalf of third parties or held by any Parent Entity or BFTL Entity as a result of debts previously contracted, such as a foreclosure on a loan)) shall be converted into the right to receive one of the following: (i) cash in the amount of $3.30 less any applicable withholding Taxes (the “Cash Consideration”); (ii) a number of duly authorized, validly issued, fully paid and non-assessable shares of Parent Common Stock equal to the Exchange Ratio (the “Stock Consideration”); or (iii) a combination of the Cash Consideration and Stock Consideration (the “Mixed Consideration”), in such proportions as requested by a BFTL shareholder to the extent available after the proration of the total Merger Consideration to 80% Stock Consideration and 20% Cash Consideration in accordance with Section 3.2 of the Agreement, and further subject to the right to increase the percentage of Cash Consideration to no more than 22% of the total Merger Consideration at the discretion of the Parent. The “Exchange Ratio” shall be 0.1649 shares of Parent Common Stock per one share of BFTL Common Stock.

Board of Directors
February 18, 2021

At the Effective Time, all Rights with respect to BFTL Common Stock pursuant to stock options granted by BFTL (the “BFTL Options”) which are outstanding immediately prior to the Effective Time, whether or not exercisable, shall be converted at the Effective Time into an obligation of Parent to pay (or, at the request of Parent, of BFTL to pay) and a right of the holder to receive, in full satisfaction of any Rights in respect of the BFTL Option, a cash payment equal to the product obtained by multiplying (1) the number of shares of BFTL Common Stock underlying such Person’s BFTL Options by (2) the excess, if any, of the Fair Market Value Per Share (as defined below) minus the exercise price per share under such BFTL Option (provided, that if the Fair Market Value Per Share does not exceed the exercise price per share of a particular BFTL Option, then by $0.01) (the “BFTL Option Price”), subject to any income or employment tax withholding required under the Code or any provision of applicable Law. The “Fair Market Value Per Share” shall be equal to the sum of: (x) $3.30 multiplied by 0.20, plus (y) the product of the Average Parent Stock Price, multiplied by the Exchange Ratio, multiplied by 0.80. Parent shall pay (or, at the request of Parent, BFTL shall pay) the BFTL Option Price to each holder of BFTL Options outstanding as of the Effective Time within ten business days of the Effective Time.
RP Financial Background and Experience
RP Financial, as part of its banking company advisory practice, is regularly engaged in the valuation of banking company securities in connection with mergers and acquisitions, initial and secondary stock offerings, and corporate valuations for banking companies for other purposes. As specialists in the valuation of securities and providing financial advisory services to banking companies for over 32 years, RP Financial has experience in, and knowledge of, the markets for the securities of banking companies nationwide.
Materials Reviewed
In rendering this opinion, RP Financial considered the following: (1) the Agreement dated February 18, 2021, particularly sections pertaining to the financial terms of the Merger; (2) the following financial information for BFTL – (a) annual reports, including audited financial statements, for the fiscal years ended December 31, 2018 and 2019, (b) certain unaudited financial data, including shareholder, regulatory, and internal reports and financial statements for the year ended December 31, 2020, (c) certain historical financial information for BFTL as published by S&P Global Market Intelligence, and (d) BFTL executive management’s internal budget estimates for the years ending December 31, 2020 through December 31, 2021, and a range of estimated potential long-term annual growth rates for net income and net income per share thereafter; (3) the financial terms and control premiums paid for certain other recently completed and pending acquisitions of banking companies nationwide and regionally with similar financial and other characteristics including the pandemic period; (4) the estimated pro forma financial impact of the Merger to BFTL’s shareholders; (5) a financial and market pricing information comparison to similar public banking companies; and (6) recent and prior discussions with BFTL’s executive management and Board regarding BFTL as an independent banking company, including operating strategy, financial characteristics and performance, future prospects, stock pricing and trading volume characteristics, dividend policy, and reasons for seeking a prospective merger.
With regard to FXNC, RP Financial reviewed: (1) the annual reports, including audited financial statements, for the years ended December 31, 2018 and 2019; (2) unaudited shareholder and regulatory financial statements for the year ended December 31, 2020; (3) certain historical financial information for FXNC as published by S&P Global Market Intelligence; (4) discussions with BFTL management regarding the results of the reverse due diligence review of FXNC; (5) historical and current stock pricing, trading volume, and cash dividends; and (6) a financial and market pricing comparison to similar public banking companies.
RP Financial considered the pro forma impact of the Merger with respect to the estimated amount and timing of cost savings and synergies, transaction costs and fair value adjustments, contribution analysis and the estimated pro forma financial impact to FXNC’s earnings, book value, tangible book value, capitalization, profitability, other financial ratios, earnings per share, book and tangible book value per share, dividends per share, tangible book value crossover period, and the prospective impact on stock pricing and trading volume.

Board of Directors
February 18, 2021

RP Financial relied, without independent verification, on the accuracy and completeness of the information furnished by BFTL and FXNC, BFTL’s investment banker and public information regarding public banking companies and bank mergers and publicly available competitive, economic and demographic data. We have relied on the assurances of management of BFTL as included in the Agreement. We have also relied upon the executive management of BFTL as to the reasonableness and achievability of the financial forecasts, projections and other forward-looking information provided to RP Financial by BFTL and its investment banker. We have assumed the forecasts, projections and other forward-looking information provided by BFTL and FXNC have been prepared reflecting the best currently available information, judgements and estimates. We have assumed that such forecasts, projections and other forward-looking information would be realized in the amounts and at the times contemplated thereby, and we do not assume any responsibility for the accuracy or reasonableness thereof. We have been authorized by BFTL to rely on the forecasts, projections and other information and data management has provided, and we express no view as to any such forecasts, projections or other forward-looking information or data, or the bases or assumptions on which they were prepared. We have not been asked to and have not undertaken an independent verification of any of such information or information we obtained from public sources and we do not assume any responsibility or liability for the accuracy or completeness thereof. BFTL has not restricted RP Financial as to the material it was permitted to review.
RP Financial did not perform or obtain any independent appraisals or evaluations of the assets and liabilities, the collateral securing the assets or the liabilities (contingent or otherwise) of BFTL or FXNC or the collectability of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make an independent evaluation of the adequacy of the allowance for loan and lease losses of BFTL or FXNC nor have we reviewed any individual credit files relating to BFTL or FXNC. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowance for loan and lease losses. We have assumed that such allowances for BFTL and FXNC are, in the aggregate, adequate to cover such losses, and will be adequate on a pro forma basis.
We have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities to which BFTL or FXNC is a party or may be subject, and our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. We have also assumed that neither BFTL or FXNC is party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Merger contemplated by the Agreement. RP Financial is not opining in any manner on the future earnings, financial condition or operations of the parties generally, and we do not assume any responsibility or liability for any matters relating thereto.
RP Financial, with your consent, has relied upon the advice BFTL has received from its legal, accounting, and tax advisors as to all legal, accounting and tax matters relating to the Agreement and other transactions contemplated by the Agreement. In rendering its opinion, RP Financial assumed that, in the course of obtaining the necessary regulatory and governmental approvals for the proposed Merger, no restriction will be imposed on the resulting institution that would have a Material Adverse Effect on the ability of the Merger to be consummated as set forth in the Agreement. We have also assumed that there have been no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either BFTL or FXNC since the date of the last financial statements of each such entity that were made available to us. We have assumed, in all respects material to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the Agreement are not waived.

Board of Directors
February 18, 2021

Opinion
This letter is directed to the Board of Directors of BFTL in its consideration of the Agreement and does not constitute a recommendation to any shareholder of BFTL as to any action that such shareholder should take in connection with the Agreement, or otherwise. Our opinion should not be construed as implying that the Merger Consideration is necessarily the highest or best price that could be obtained in a sale, merger, or combination transaction with a third party. We do not express any opinion as to the value of FXNC common stock following the announcement of the proposed Merger, or the value of FXNC common stock following the consummation of the Merger, or the prices at which shares of FXNC’s common stock may be purchased or sold at any time. Other than as specifically set forth herein, we are not expressing any opinion with respect to the terms and provisions of the Agreement or the enforceability of any such terms or provisions.
Our opinion is directed only to the fairness of the Merger Consideration to the current holders of BFTL Common Stock from a financial point of view as of the date of the Agreement. It is understood that this opinion is based on market conditions and other circumstances existing on the date hereof. Events occurring after the date hereof could materially affect this opinion.
We will receive a fee for our fairness opinion services. BFTL has agreed to indemnify us against certain liabilities that may arise out of our engagement.
It is understood that this Opinion may be included in its entirety in any communication by BFTL or its Board of Directors to the stockholders of BFTL. It is also understood that this opinion may be included in its entirety in any regulatory filing by BFTL, and that RP Financial consents to the inclusion of a summary of this Opinion that we will prepare in draft form for review and use by BFTL’s counsel with our input in preparing the proxy materials of BFTL, and any amendments thereto. Except as described above, this Opinion may not be summarized, excerpted from or otherwise publicly referred to without RP Financial’s prior written consent.
Based upon and subject to the foregoing, and other such matters we consider relevant, it is RP Financial’s opinion that, as of the date hereof, the Merger Consideration as set forth in the Agreement is fair to the holders of BFTL Common Stock from a financial point of view.
Respectfully submitted,
RP® FINANCIAL, LC.

Annex D
THE BANK OF FINCASTLE AND SUBSIDIARY

Consolidated Financial Statements

Years Ended

December 31, 2020 and 2019

INDEPENDENT AUDITOR’S REPORT
To the Board of Directors and Stockholders
The Bank of Fincastle
Fincastle, Virginia
Report on the Financial Statements
We have audited the accompanying consolidated financial statements of The Bank of Fincastle and subsidiary (the Bank), which comprise the consolidated balance sheets as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements).
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Bank of Fincastle and subsidiary as of December 31, 2020 and 2019, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Roanoke, Virginia
March 31, 2021

THE BANK OF FINCASTLE AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

December 31, 2020 and 2019
	2020	2019
ASSETS
Cash and cash equivalents	$2,748,057	$3,136,134
Interest-bearing deposits with banks	21,324,418	8,722,934
Federal funds sold	114,000	126,000
Investment securities available for sale, at fair value	15,005,999	22,892,227
Restricted investment securities	254,050	241,350
Loans held for sale	834,628	442,780
Loans, net of allowance for loan losses of $2,962,924 at 2020 and $2,349,472 at 2019	198,432,043	167,759,353
Premises and equipment, net	4,618,332	4,622,301
Accrued interest receivable	1,460,247	596,652
Other real estate owned	580,168	1,788,218
Bank owned life insurance	5,794,630	5,671,829
Other assets	5,083,394	5,295,619
Total assets	$256,249,966	$221,295,397

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Deposits
Noninterest-bearing demand deposits	$88,589,816	$63,463,543
Interest-bearing deposits	135,673,140	127,320,902
Total deposits	224,262,956	190,784,445
Accrued interest payable	94,113	149,809
Reserve for losses on letters of credit	632,977	944,379
Other liabilities	955,738	1,236,529
Total liabilities	225,945,784	193,115,162
Stockholders’ equity
Common stock, $0.04 par value; 25,000,000 shares authorized, 10,199,999 shares at 2020 and 10,104,999 shares at 2019, issued and outstanding	408,000	404,200
Surplus	18,725,977	18,424,702
Retained earnings	11,017,796	9,347,186
Accumulated other comprehensive income	152,409	4,147
Total stockholders’ equity	30,304,182	28,180,235
Total liabilities and stockholders’ equity	$256,249,966	$221,295,397
See accompanying notes to consolidated financial statements.

THE BANK OF FINCASTLE AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2020 and 2019
	2020	2019
INTEREST INCOME
Interest and fees on loans	$9,158,994	$8,032,500
Interest on investment securities, taxable	318,361	417,183
Interest on interest bearing deposits in banks	89,539	337,657
Total interest income	9,566,894	8,787,340
INTEREST EXPENSE
Interest on deposits	1,023,208	1,238,142
Interest on borrowings	6,809	1,654
Total interest expense	1,030,017	1,239,796
Net interest income	8,536,877	7,547,544
PROVISION FOR (RECOVERY OF) LOAN LOSSES	250,000	(200,000)
Net interest income after provision for (recovery of) loan losses	8,286,877	7,747,544

NONINTEREST INCOME
Service charges on deposit accounts	95,644	127,829
Rental income	141,329	141,600
Debit and credit card fees	446,583	429,237
Gains on sales of loans held for sale	531,278	208,531
Other income	716,031	253,067
Total noninterest income	1,930,865	1,160,264

NONINTEREST EXPENSE
Salaries and employee benefits	3,905,504	3,451,734
Occupancy and equipment	706,285	790,226
Data processing expenses	1,558,075	1,238,466
Legal and professional fees	343,963	367,748
Postage, stationery and supplies	87,284	89,549
FDIC insurance assessment	70,561	46,526
Losses on sale and write-downs of other real estate owned, net	51,725	440,851
Expenses of adversely classified items	82,552	287,603
Other expenses	1,367,276	1,348,549
Total noninterest expense	8,173,225	8,061,252

INCOME BEFORE INCOME TAXES	2,044,517	846,556
Income tax expense (benefit)	373,907	(1,282,290)
NET INCOME	$1,670,610	$2,128,846

Earnings per share
Basic	$0.16	$0.21
Diluted	$0.16	$0.21
See accompanying notes to consolidated financial statements.

THE BANK OF FINCASTLE AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years Ended December 31, 2020 and 2019
	2020	2019
NET INCOME	$1,670,610	$2,128,846
OTHER COMPREHENSIVE INCOME:
Net unrealized gain arising during the period	187,674	560,370
Tax effect	39,412	117,677
Other comprehensive income	148,262	442,693
COMPREHENSIVE INCOME	$1,818,872	$2,571,539
See accompanying notes to consolidated financial statements.

THE BANK OF FINCASTLE AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Years ended December 31, 2020 and 2019
	Common Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance at December 31, 2018	$400,000	$18,119,152	$7,218,340	$(438,546)	$25,298,946
Equity-based compensation	4,200	305,550	—	—	309,750
Net income	—	—	2,128,846	—	2,128,846
Other comprehensive income	—	—	—	442,693	442,693
Balance at December 31, 2019	404,200	18,424,702	9,347,186	4,147	28,180,235
Equity-based compensation	3,800	301,275	—	—	305,075
Net income	—	—	1,670,610	—	1,670,610
Other comprehensive income	—	—	—	148,262	148,262
Balance at December 31, 2020	$408,000	$18,725,977	$11,017,796	$152,409	$30,304,182
See accompanying notes to consolidated financial statements.

THE BANK OF FINCASTLE AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2020 and 2019
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$1,670,610	$2,128,846
Adjustments to reconcile net income to net cash provided by operations:
Net amortization of premiums on securities	25,196	20,446
Provision (recovery of) for loan losses	250,000	(200,000)
Depreciation and amortization	288,669	345,485
Net gain from sales of premises and equipment	(600)	(664)
Net (gain) loss from sales of other real estate owned	(43,425)	22,773
Increase in cash surrender value of life insurance	(122,801)	(119,107)
Write-downs of other real estate owned	95,150	418,077
Deferred income tax expense, net of allowance	365,601	(1,282,290)
Equity based compensation expense	305,075	309,750
(Increase) decrease in:
Loans held for sale	(391,848)	130,220
Accrued interest receivable	(863,594)	3,564
Other assets	(176,675)	(181,999)
Increase (decrease) in:
Accrued interest payable	(55,696)	38,010
Accrued losses on letters of credit	(311,402)	(414,501)
Other liabilities	(280,790)	28,234
Net cash provided by operating activities	753,470	1,246,844
CASH FLOWS FROM INVESTING ACTIVITIES
Net increase in interest-bearing deposits with banks	(12,601,484)	(4,215,772)
Net decrease in federal funds sold	12,000	6,000
Maturities of investment securities available for sale	32,000,000	21,550,000
Purchases of investment securities available for sale	(24,631,686)	(11,996,511)
Principal payments from investment securities	680,392	344,549
Purchases of restricted investment securities	(12,700)	(5,900)
Net increase in loans	(30,922,690)	(19,592,229)
Purchases of premises and equipment	(300,815)	(434,693)
Proceeds from sales of premises and equipment	600	9,000
Proceeds from sales of other real estate owned	1,156,325	1,247,318
Net cash used in investing activities	(34,620,058)	(13,088,238)
CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in deposits	33,478,511	11,672,511
Net cash provided by financing activities	33,478,511	11,672,511
Net decrease in cash and cash equivalents	(388,077)	(168,883)
Cash and cash equivalents at beginning of year	3,136,134	3,305,017
Cash and cash equivalents at end of year	$2,748,057	$3,136,134
See accompanying notes to consolidated financial statements.

THE BANK OF FINCASTLE AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Organization
The Bank of Fincastle (Bank) provides a variety of banking services to individuals and businesses through its six full-service located in Botetourt County. The Bank’s primary deposit products are interest bearing and non-interest bearing checking accounts, certificates of deposit and savings accounts. Its primary lending products are commercial, real estate mortgage, construction, home equity, and consumer installment loans. The Bank is a Virginia state-chartered bank subject to regulation by the Bureau of Financial Institutions and the Federal Deposit Insurance Corporation. The Bank has a wholly- owned subsidiary, Bank of Fincastle Services, Inc., that owns interests in four limited liability companies that operate in real estate sales, title insurance, and residential mortgages. During 2016, the Bank formed ESF, LLC, another wholly owned subsidiary, to hold other real estate owned.
Critical Accounting Policies
Management believes the policies with respect to the methodology for the determination of the allowance for loan losses, the deferred tax asset valuation allowance, and the other real estate owned valuation involve a high degree of complexity. Management must make difficult and subjective judgments which often require assumptions or estimates about highly uncertain matters. Changes in these judgements, assumptions, or estimates could cause reported results to differ materially. These critical policies and their application are periodically reviewed with the Audit Committee and Board of Directors.
Principles of Consolidation
The consolidated financial statements include the accounts of The Bank of Fincastle and its wholly-owned subsidiary, Bank of Fincastle Services, Inc. All significant inter-company transactions and balances have been eliminated.
Business Segments
The Bank reports its activities as a single business segment. In determining proper segment definition, the Bank considers the materiality of a potential segment and components of the business about which financial information is available and regularly evaluated, relative to resource allocation and performance assessment.
Cash and Cash Equivalents
For the purpose of presentation in the Consolidated Statement of Cash Flows, cash and cash equivalents are defined as those amounts included in the balance sheet captions “Cash and cash equivalents.”
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions, in the application of certain accounting policies, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans, and the deferred tax asset valuation allowance. In connection with the determination of the allowance for loan losses and valuation of other real estate owned, management obtains independent appraisals for significant properties.
Substantially all of the Bank’s loan portfolio consists of loans in its market area. Accordingly, the ultimate collectability of a substantial portion of the Bank’s loan portfolio and the recovery of a substantial portion of the carrying amount of other real estate owned are susceptible to changes in market conditions in Botetourt and adjacent counties.

THE BANK OF FINCASTLE AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES(CONTINUED)
While management uses available information to recognize loan and other real estate owned losses, future additions to the allowance for loan losses or write-down of other real estate owned may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as a part of their routine examinations process, periodically review the Bank’s allowance for loan losses and valuation of other real estate owned. Such agencies may require additions to the allowance for loan losses or further write-downs on other real estate owned based on their judgments about information available to them at the time of their examinations. Because of these factors, it is reasonably possible that the allowance for loan losses and other real estate owned losses may change materially in the near term.
Possible Impact of COVID-19 on Significant Estimates
The outbreak of COVID-19 has adversely impacted a broad range of industries in which the Bank’ clients operate and could impair their ability to fulfill their financial obligations to the Bank. The World Health Organization declared COVID-19 to be a global pandemic and almost all public commerce and related business activities have been, to varying degrees, curtailed in order to reduce the rate of new infections. The pandemic and efforts to reduce its spread have caused significant uncertainty, volatility, and disruptions in the U.S. economy and negatively impacted financial activity in the Bank’s market. If the global response to contain COVID-19 escalates further or is unsuccessful, the Bank could experience a material adverse effect on its significant estimates, particularly the allowance for loan loss.
The Bank is working with borrowers directly affected by COVID-19, providing short-term assistance in accordance with regulatory guidance. The Bank recognizes that further economic decline may affect its borrowers’ ability to repay in future periods triggering increases in the Bank’s required allowance for loan loss and related loan loss expense. It is possible that the Bank’s asset quality measures could worsen at future measurement periods if effects of the COVID-19 pandemic are prolonged. Continued economic disruption may also result in credit deterioration and require additional services.
Investment Securities
Debt securities that management has the positive intent and ability to hold to maturity are classified as “held to maturity” and recorded at amortized cost. Securities held principally for the purpose of being sold in the near future are classified as trading and recorded at fair value, with unrealized gains and losses included in earnings. Securities that are not classified as held to maturity or trading, are classified as “available for sale” and recorded at fair value, with unrealized gains and losses reported in other comprehensive income. The amortization of premiums and accretion of discounts on securities are recognized in interest income using methods approximating the interest method over the period-to-maturity. Gains or losses on the sale of securities are recognized on a specific identification basis.
Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other- than-temporary impairment losses, management considers several factors including the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.
Restricted Investment Securities
Due to the nature of, and restrictions placed upon, the equity securities of the Federal Home Loan Bank and Community Bankers’ Bank, these securities have been classified as restricted stock and are carried at cost.
Loans
Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs and the allowance for loan losses net of deferred origination fees. Interest is accrued and credited to income based on the principal amount

THE BANK OF FINCASTLE AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES(CONTINUED)
outstanding. The accrual of interest on impaired loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received. The loan is returned to accrual status when the facts and circumstances indicate that the borrower has regained the ability to meet required payments. Past due status of loans is determined based on contractual terms. Loans held for sale in the secondary market are recorded at the lower of cost or estimated fair value. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.
With the passage of the Paycheck Protection Program (“PPP”), administered by the Small Business Administration (“SBA”), the Bank is actively participating in assisting its customers through the program. Most of the PPP loans the Bank made have a two-year term and earn interest at 1%. Guidance issued by the SBA during the second wave of funding provided terms of up to five years. If borrowers request a change from 2 years to 5 years, the Bank will likely grant the request. The Bank believes that the majority of these loans will ultimately be forgiven by the SBA in accordance with the terms of the program. As of December 31, 2020, the Bank holds $28,427,044 in PPP loans. It is the Bank’s understanding that loans funded through the PPP program are fully guaranteed by the U.S. government. Should those circumstances change, the Bank could be required to establish additional allowance for loan loss through the provision for loan losses charged to earnings.
Risk factors evaluated include the economic environment’s impact on each portfolio segment and the following specific risk factors:
•
Commercial real estate loans carry risk associated with either the net operating income generated from the lease of the real estate collateral or income generated from the sale of the collateral. Other risk factors include the credit-worthiness of the sponsor and the value of the collateral.

•
Residential real estate loans for consumer purposes carry risks associated with the continued credit-worthiness of the borrower and the value of the collateral. Residential real estate loans for investment purposes carry risks associated with the continued credit-worthiness of the borrower, the value of the collateral, and either the net operating income generated from the lease of the real estate collateral or income generated from the sale of the collateral.

•	Real estate construction loans carry risk associated with the credit-worthiness of the borrower, project completion within budget, sale after completion and the value of the collateral.
•	Commercial non-real estate loans represent a small portion of the portfolio and carry risk associated with the operations of the business and the value of the collateral, if any.
•	Consumer non-real estate and other loans represent a small portion of the portfolio and carry risk associated with the credit-worthiness of the borrower and the value of the collateral, if any.
Allowance for Loan Losses
The allowance for loan losses is maintained at a level which, in management’s judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management’s evaluation of the collectability of the loan portfolio, including the nature of the portfolio, credit concentrations, and trends in historical loss experience, specific impaired loans, and economic conditions. The allowance is increased by a provision for loan losses, which is charged to expense and reduced by charge-offs, net of recoveries. Loans are charged against the allowance when management believes that the uncollectability of the loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management’s evaluation of the allowance for loan losses is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.
The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as impaired, for which an allowance is established when the discounted cash flows (or collateral value or observable market price) of the loan is lower than its carrying value. The general component covers non-impaired loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The

THE BANK OF FINCASTLE AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES(CONTINUED)
unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.
A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral less estimated selling costs if the loan is collateral dependent.
Troubled Debt Restructuring
In situations where, for economic or legal reasons related to a borrower’s financial condition, management may grant a concession to the borrower that it would not otherwise consider, the related loan is classified as a troubled debt restructuring (“TDR”). Management strives to identify borrowers in financial difficulty early and work with them to modify their loan to more affordable terms before their loan reaches nonaccrual status. These modified terms may include rate reductions, principal forgiveness, payment forbearance and other actions intended to minimize the economic loss and to avoid foreclosure or repossession of the collateral. In cases where borrowers are granted new terms that provide for a reduction of either interest or principal, management measures any impairment on the restructuring as noted above for impaired loans.
In accordance with regulatory guidance and provisions in the CARES Act to provide relief during the COVID-19 pandemic, the Bank provided short-term concessions to borrowers who requested assistance. Through December 31, 2020, the Bank provided principal and/or interest extensions on 89 loans with balances totaling $43,663,261 for COVID-19 related hardship. As of December 31, 2020, $4,914,165 in loans remain on deferral under CARES Act provisions. Loans that qualified for COVID-19 related modifications were not more than 30 days past due as of December 31, 2019. As such, they were not considered TDRs based on the relief provisions of the CARES Act and recent interagency regulatory guidance. On December 27, 2020, the Consolidated Appropriations Act, 2021, amended the CARES Act. This extended the period in which a COVID-19 related modification could be provided and not be considered a TDR through the earlier of January 1, 2022, or 60 days after the national emergency concerning COVID-19 declared by the president terminates.
The Bank is monitoring loans with COVID-19 related modifications. If loans within this population require subsequent modifications, including payment extensions beyond six months, the Bank will consider the borrower’s financial status at the time of the request and the effect of all modifications, past and requested, on the loan. If the borrower is deemed to be in financial difficulty that is not short-term and the impact of all modifications is considered to amount to a concession under U.S. GAAP, the loan will be designated a TDR. The Bank is also monitoring the population of such loans to determine whether other credit-related actions should be taken, possibly including downgrading credit risk ratings, designating as nonaccrual or charge-off.
Premises and Equipment
Land is stated at cost. Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is charged to operating expense over the estimated useful lives of the assets on the straight-line method.
Useful Lives
Buildings and improvements	10-40
Furniture and equipment	3-10
Costs of maintenance and repairs are charged to expense as incurred, and improvements are capitalized.

THE BANK OF FINCASTLE AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES(CONTINUED)
Other Real Estate Owned
Real estate properties acquired through, or in lieu of, foreclosure are initially recorded at the lower of the recorded investment in the property or its fair value less estimated selling costs at the date of foreclosure, establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less estimated costs to sell. Revenues and expenses from operations related to the properties and changes in the carrying value are included in other operating expenses. Gains and losses on the sale of these properties are recorded in income in the year of the sale.
Loans held for Sale
Loans held for sale are carried at the lower of cost or fair value, determined in the aggregate. Fair value considers commitment agreements with investors and prevailing market prices. Loans originated and held for sale to investors, are made on a pre-sold basis with servicing rights released. Gains and losses on sales of mortgage loans are recognized based on the difference between the selling price and the carrying value of the related mortgage loans sold.
Transfers of Financial Assets
Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.
Income Taxes
The federal income tax returns for the Bank and its subsidiary are filed on a consolidated basis. The provision for income taxes is based on amounts reported in the consolidated statements of operations, after exclusion of nontaxable income and nondeductible expenses, and consists of taxes currently due plus deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. Deferred income taxes have been determined using the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities and gives current recognition to changes in tax rates and laws.
Deferred income tax liabilities relating to unrealized gains (or the deferred tax asset in the case of unrealized losses) on investment securities available for sale are recorded in other liabilities (assets). These items are recorded as an adjustment to accumulated comprehensive income in the financial statements and not included in earnings until realized. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management’s judgment. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.
Interest and penalties associated with income tax positions are classified as interest expense on the Consolidated Statements of Income.

THE BANK OF FINCASTLE AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES(CONTINUED)
Deferred Tax Asset Valuation Allowance
A valuation allowance is required for deferred tax assets if, based on available evidence, it is more likely than not that all or some of the asset may not be realized due to the inability to generate sufficient taxable income in the period and/or of the character necessary to utilize the benefit of the deferred tax asset. In making this assessment, all sources of taxable income available to realize the deferred tax asset are considered, including future reversals of existing temporary differences, tax planning strategies, and future taxable income exclusive of reversing temporary differences and carry-forwards. The predictability that future taxable income, exclusive of reversing temporary differences, will occur is the most subjective of these four sources.
Based on significantly reduced cumulative losses over the three-year period ended December 31, 2019 and earnings trends, the valuation allowance of $1.39 million established as of December 31, 2017 was reversed as of December 31, 2019. In addition, conditions in the Bank’s lending function that lead to the losses culmination in the year ending December 31, 2017 and triggering the valuation allowance have been addressed by management. Subjective measures such as budgeted future taxable income indicate the reversal of existing temporary differences and the utilization of carry-forwards.
Earnings Per Share
Basic earnings per share represent income available to common shareholders divided by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. The Bank had 100,000 shares of dilutive potential common shares outstanding as of December 31, 2020 and no potentially diluted common stock outstanding as of December 31, 2019.
Basic earnings per share are computed based on 10,190,996 and 10,104,026 weighted average common shares outstanding during the years ended December 31, 2020 and 2019, respectively.
Stock-Based Compensation
Stock compensation accounting guidance Accounting Standards Codification (“ASC”) 718, Compensation - Stock Compensation, requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the grant date fair value of the equity or liability instruments issued. The stock compensation accounting guidance covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans.
The stock compensation accounting guidance requires that compensation cost for all stock awards be calculated and recognized over the employees’ service period, generally defined as the vesting period. For awards with graded-vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. The Bank’s common stock closing price at the date of grant is used for restricted stock awards.
Bank Owned Life Insurance
The Bank has purchased life insurance policies on certain key executives. Bank owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.
Comprehensive Income (Loss)
Comprehensive income consists of net income and other comprehensive income. Other comprehensive income (loss) includes unrealized gains (losses) on securities available for sale.

THE BANK OF FINCASTLE AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES(CONTINUED)
Credit Related Financial Instruments
In the ordinary course of business, the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit and commercial and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.
The Bank does not utilize interest-rate exchange agreements or interest-rate futures contracts.
Fair Value of Financial Instruments
Generally accepted accounting principles (“GAAP”) define fair value as the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Bank determines the fair values of its financial instruments based on the fair value hierarchy established by GAAP which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.
Advertising Costs
Advertising costs are expensed as incurred. Advertising expenses of $153,869 and $151,486 were incurred for the years ended December 31, 2020 and 2019, respectively.
Reclassifications
Certain reclassifications have been made to the 2019 financial statements to conform to classifications used in 2020. Reclassifications were insignificant and had no effect on prior year net income or stockholders’ equity.
Adoption of New Accounting Standards
In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820) - Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements on fair value measurements by requiring that Level 3 fair value disclosures include the range and weighted average of significant unobservable inputs used to develop those fair value measurements. For certain unobservable inputs, an entity may disclose other quantitative information in lieu of the weighted average if the entity determines that other quantitative information would be a more reasonable and rational method to reflect the distribution of unobservable inputs used to develop Level 3 fair value measurements. Certain disclosure requirements in Topic 820 were also removed or modified. ASU 2018-13 was effective for the Bank on January 1, 2020. Adoption of ASU 2018-13 did not have a material impact on the Bank’s consolidated financial statements.
In March 2020 (Revised in April 2020), various regulatory agencies, including the Board of Governors of the Federal Reserve System and the Federal Deposit Insurance Corporation, (“the agencies”) issued an interagency statement on loan modifications and reporting for financial institutions working with customers affected by the Coronavirus. The interagency statement was effective immediately and impacted accounting for loan modifications. Under Accounting Standards Codification 310-40, “Receivables – Troubled Debt Restructurings by Creditors,” (“ASC 310-40”), a restructuring of debt constitutes a troubled debt restructuring (“TDR”) if the creditor, for economic or legal reasons related to the debtor’s financial difficulties, grants a concession to the debtor that it would not otherwise consider. The agencies confirmed with the staff of the FASB that short-term modifications made on a good faith basis in response to COVID-19 to borrowers who were current prior to any relief, are not to be considered TDRs. This includes short-term (e.g., six months) modifications such as payment deferrals, fee waivers, extensions of repayment terms, or other delays in payment that are insignificant. Borrowers considered current are those that are less than 30 days past due on their contractual payments at the time a modification program is implemented. In August 2020, a joint statement on additional loan modifications was issued. Among other things, the Interagency Statement addresses accounting and regulatory reporting considerations for loan modifications, including those accounted for under Section 4013 of the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act. The

THE BANK OF FINCASTLE AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES(CONTINUED)
CARES Act was signed into law on March 27, 2020 to help support individuals and businesses through loans, grants, tax changes and other types of relief. The most significant impacts of the Act related to accounting for loan modifications and establishment of the Paycheck Protection Program (“PPP”). On December 21, 2020, the Consolidated Appropriates Act of 2021 (“CAA”) was passed. The CAA extends or modifies many of the relief programs first created by the CARES Act, including the PPP and treatment of certain loan modifications related to the COVID-19 pandemic. This interagency guidance is expected to have a material impact on the Bank’s financial statements; however, this impact cannot be quantified at this time.
Recent Accounting Pronouncements
In June 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” The amendments in this ASU, among other things, require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The FASB has issued multiple updates to ASU 2016-13 as codified in Topic 326, including ASU’s 2019-04, 2019-05, 2019-10, 2019-11, 2020-02, and 2020-03. These ASU’s have provided for various minor technical corrections and improvements to the codification as well as other transition matters. Smaller reporting companies who file with the U.S. Securities and Exchange Commission (SEC) and all other entities who do not file with the SEC are required to apply the guidance for fiscal years, and interim periods within those years, beginning after December 15, 2022. The Bank is currently assessing the impact that ASU 2016-13 will have on its consolidated financial statements. The Bank has formed a committee to address the compliance requirements, data gathering, archiving and analysis efforts. Additionally, the Bank has purchased a software solution that will assist in complying with this regulation. The Bank expects to begin operating in a parallel environment with the existing loss model in mid-2021.
In April 2019, the FASB issued ASU 2019-04, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments.” This ASU clarifies and improves areas of guidance related to the recently issued standards on credit losses, hedging, and recognition and measurement including improvements resulting from various Transition Resource Group (TRG) Meetings. The effective date of each of the amendments depends on the adoption date of ASU 2016-1, ASU 2016-03, and ASU 2017-12. The Bank is currently assessing the impact that ASU 2019-04 will have on its consolidated financial statements.
In May 2019, the FASB issued ASU 2019-05, “Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief.” The amendments in this ASU provide entities that have certain instruments within the scope of Subtopic 326-20 with an option to irrevocably elect the fair value option in Subtopic 825-10, applied on an instrument-by-instrument basis for eligible instruments, upon the adoption of Topic 326. The fair value option election does not apply to held-to-maturity debt securities. An entity that elects the fair value option should subsequently measure those instruments at fair value with changes in fair value flowing through earnings. The effective date and transition methodology for the amendments in ASU 2019-05 are the same as in ASU 2016-13. The Bank is currently assessing the impact that ASU 2019-05 will have on its consolidated financial statements.
In November 2019, the FASB issued ASU 2019-11, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses.” This ASU addresses issues raised by stakeholders during the implementation of ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” Among other narrow-scope improvements, the new ASU clarifies guidance around how to report expected recoveries. “Expected recoveries” describes a situation in which an organization recognizes a full or partial write-off of the amortized cost basis of a financial asset, but then later determines that the amount written off, or a portion of that amount, will in fact be recovered. While applying the credit losses standard, stakeholders questioned

THE BANK OF FINCASTLE AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES(CONTINUED)
whether expected recoveries were permitted on assets that had already shown credit deterioration at the time of purchase (also known as PCD assets). In response to this question, the ASU permits organizations to record expected recoveries on PCD assets. In addition to other narrow technical improvements, the ASU also reinforces existing guidance that prohibits organizations from recording negative allowances for available-for-sale debt securities. The ASU includes effective dates and transition requirements that vary depending on whether or not an entity has already adopted ASU 2016-13. The Bank is currently assessing the impact that ASU 2019-11 will have on its consolidated financial statements.
In December 2019, the FASB issued ASU 2019- 12, “Income Taxes (Topic 740) – Simplifying the Accounting for Income Taxes.” The ASU is expected to reduce cost and complexity related to the accounting for income taxes by removing specific exceptions to general principles in Topic 740 (eliminating the need for an organization to analyze whether certain exceptions apply in a given period) and improving financial statement preparers’ application of certain income tax-related guidance. This ASU is part of the FASB’s simplification initiative to make narrow-scope simplifications and improvements to accounting standards through a series of short-term projects. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is permitted. The Bank is currently assessing the impact that ASU 2019-12 will have on its consolidated financial statements.
In January 2020, the FASB issued ASU 2020-01, “Investments – Equity Securities (Topic 321), Investments – Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) – Clarifying the Interactions between Topic 321, Topic 323, and Topic 815.” The ASU is based on a consensus of the Emerging Issues Task Force and is expected to increase comparability in accounting for these transactions. ASU 2016-01 made targeted improvements to accounting for financial instruments, including providing an entity the ability to measure certain equity securities without a readily determinable fair value at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Among other topics, the amendments clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting. For public business entities, the amendments in the ASU are effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is permitted. The Bank does not expect the adoption of ASU 2020-01 to have a material impact on its consolidated financial statements.
In March 2020, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2020-04 “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting.” These amendments provide temporary optional guidance to ease the potential burden in accounting for reference rate reform. The ASU provides optional expedients and exceptions for applying generally accepted accounting principles to contract modifications and hedging relationships, subject to meeting certain criteria, that reference LIBOR or another reference rate expected to be discontinued. It is intended to help stakeholders during the global market-wide reference rate transition period. The guidance is effective for all entities as of March 12, 2020 through December 31, 2022. Subsequently, in January 2021, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2021-01 “Reference Rate Reform (Topic 848): Scope.” This ASU clarifies that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. The ASU also amends the expedients and exceptions in Topic 848 to capture the incremental consequences of the scope clarification and to tailor the existing guidance to derivative instruments affected by the discounting transition. An entity may elect to apply ASU No. 2021-01 on contract modifications that change the interest rate used for margining, discounting, or contract price alignment retrospectively as of any date from the beginning of the interim period that includes March 12, 2020, or prospectively to new modifications from any date within the interim period that includes or is subsequent to January 7, 2021, up to the date that financial statements are available to be issued. An entity may elect to apply ASU No. 2021-01 to eligible hedging relationships existing as of the beginning of the interim period that includes March 12, 2020, and to new eligible hedging relationships entered into after the beginning of the interim period that includes March 12,

THE BANK OF FINCASTLE AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES(CONTINUED)
2020. The Bank’s Chief Credit Officer is developing a transition plan to identify and modify loans and other financial instruments that are directly or indirectly influenced by LIBOR. The Bank is assessing ASU 2020-04 and its impact on the Company’s transition away from LIBOR for its loan and other financial instruments.
In October 2020, the FASB issued ASU 2020-08, “Codification Improvements to Subtopic 310-20, Receivables – Nonrefundable fees and Other Costs.” This ASU clarifies that an entity should reevaluate whether a callable debt security is within the scope of ASC paragraph 310-20-35-33 for each reporting period. For public business entities, the ASU is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is not permitted. All entities should apply ASU No. 2020-08 on a prospective basis as of the beginning of the period of adoption for existing or newly purchased callable debt securities. The Bank does not expect the adoption of ASU 2020-08 to have a material impact on its consolidated financial statements.
NOTE 2 – RESTRICTIONS ON CASH
To comply with Federal Reserve regulations, the Bank is required to maintain certain average cash reserve balances. The daily average cash reserve requirement was approximately $0 and $503,000 for the years ended December 31, 2020 and 2019, respectively. The Bank is also required to maintain minimum balances with a correspondent bank. This balance was $250,000 at December 31, 2020 and 2019.
NOTE 3 – INVESTMENT SECURITIES
The amortized cost and estimated market value of investment securities at December 31, 2020 and 2019 as follows:
December 31, 2020	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available for Sale
U.S. government agency & treasury securities	$5,261,567	$13,605	$(11,999)	$5,263,173
Corporate debt securities	6,020,112	118,361	—	6,138,473
SBA pool securities	445,308	2,989	—	448,297
Mortgage-backed securities	1,499,582	35,400	—	1,534,982
Municipal securities	1,586,507	34,567	—	1,621,074
Totals	$14,813,076	$204,922	$(11,999)	$15,005,999
December 31, 2019	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available for Sale
U.S. government agency & treasury securities	$19,256,114	$2,234	$(3,852)	$19,254,496
Corporate debt securities	2,028,619	7,181	—	2,035,800
SBA pool securities	462,759	3,133	—	465,892
Mortgage-backed securities	1,139,486	922	(4,369)	1,136,039
Totals	$22,886,978	$13,470	$(8,221)	$22,892,227

THE BANK OF FINCASTLE AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 3 – INVESTMENT SECURITIES(CONTINUED)
The amortized cost and estimated market value of debt securities at December 31, 2020, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.
Securities available for sale	Amortized Cost	Fair Value
Due within one year	$1,472,442	$1,476,941
Due after one year through five years	9,377,888	9,508,879
Due after five years through ten years	3,286,996	3,321,361
Due after ten years	675,750	698,818
	$14,813,076	$15,005,999
Securities with a carrying value of $5,263,173 and $3,997,115 were pledged at December 31, 2020 and 2019, respectively, to secure public deposits and for other purposes required or permitted by law.
Restricted investment securities, which are carried at cost, consist of stock in the Federal Home Loan Bank of Atlanta (FHLB) and Community Bankers’ Bank, a correspondent bank. The FHLB requires financial institutions to purchase stock in the FHLB in order to borrow from it. The Bank’s stock in Community Bankers’ Bank is restricted in the fact that the stock may only be repurchased by that institution.
The following table shows the unrealized losses and related fair values in the Bank’s available for sale investment securities portfolios as of December 31, 2020 and 2019, respectively. This information is aggregated by investment category and by length of time that individual securities have been in a continuous unrealized loss position at December 31, 2020 and 2019. There was one security with an unrealized loss position due to interest rate movement as of December 31, 2020 compared to ten securities with an unrealized loss position as of December 31, 2019. No impairment has been recognized on any of the securities in a loss position because management believes that these unrealized losses are primarily attributable to changes in interest rates and financial market conditions and are not the result of credit deterioration of specific securities. As management has the ability and intent to hold debt securities for the foreseeable future and it is not more likely than not that the Bank will be required to sell the securities before recovery of their amortized cost basis, which may be maturity, no declines are deemed to be other-than-temporary.
	Less Than 12 Months		12 Months or More		Total
December 31, 2020	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. government agency & treasury securities	$991,546	$(11,999)	$—	$—	$991,546	$(11,999)
Total	$991,546	$(11,999)	$—	$—	$991,546	$(11,999)
	Less Than 12 Months		12 Months or More		Total
December 31, 2019	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. government agency & treasury securities	$11,996,081	$(844)	$4,996,992	$(3,008)	$16,993,073	$(3,852)
Mortgage-backed securities	—	—	774,020	(4,369)	774,020	(4,369)
Total	$11,996,081	$(844)	$5,771,012	$(7,377)	$17,767,093	$(8,221)

THE BANK OF FINCASTLE AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 4 – LOANS
Net Loans for December 31, 2020 and 2019 consist of the following:
	2020	2019
Real Estate Construction	$12,410,669	$19,026,986
Residential Real Estate	51,589,487	52,446,958
Commercial Real Estate	82,466,626	70,657,585
Commercial	54,480,880	26,604,119
Consumer	1,008,908	1,552,879
Gross Loans	201,956,570	170,288,527
Deferred fees	(561,603)	(179,702)
Allowance for loan losses	(2,962,924)	(2,349,472)
	$198,432,043	$167,759,353
Loans held for sale of $834,628 and $442,780 were outstanding at December 31, 2020 and 2019, respectively.
Real Estate Construction loans consist of lines of credit for subdivision development, speculative construction, and personal and commercial real estate construction. Residential Real Estate loans consist primarily of first and second residential adjustable rate mortgages and home equity lines of credit. Commercial Real Estate loans consist of owner occupied and non-owner occupied commercial properties. Commercial loans consist of loans to commercial customers that are unsecured or secured by business assets other than real estate. This segment also includes PPP loans originated in 2020. Consumer loans consist of loans to individuals that are unsecured or secured by vehicles or other personal assets.
Construction lending is generally considered to involve a higher degree of credit risk than long-term permanent financing. If the estimate of construction costs proves to be inaccurate, the Bank may be compelled to advance additional funds to complete the construction with repayment dependent, in part, on the success of the ultimate project rather than the ability of a borrower or guarantor to repay the loan. If the Bank is forced to foreclose on a project prior to completion, there is no assurance that it will be able to recover the entire unpaid portion of the loan. In addition, the Bank may be required to fund additional amounts to complete a project and may have to hold the property for an indeterminate period of time.
The Bank has a concentration of credit in commercial real estate loans of $69.6 million as of December 31, 2020. These loans consist of acquisition, development and construction loans, multi-family residential property, and non-owner occupied non-farm non-residential property. Of these commercial real estate loans, a further concentration of $5.9 million applies specifically to real estate builders and developers as of December 31, 2020.
The following is an aging of the loan portfolio. The table includes both performing and accruing loans as well as non-performing obligations that are in a non-accruing status. Delinquency data for the year ended December 31, 2020 and 2019 is presented as follows:
	December 31, 2020
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans	Recorded Investments > 90 Days Accruing
Real Estate Construction	$92,527	$—	$—	$92,527	$12,318,142	$12,410,669	$—
Residential Real Estate	13,999	54,080	—	68,079	51,521,408	51,589,487	—
Commercial Real Estate	—	703,272	—	703,272	81,763,354	82,466,626	—
Commercial	10,956	—	—	10,956	54,469,924	54,480,880	—
Consumer	—	—	—	—	1,008,908	1,008,908	—
Total	$117,482	$757,352	$—	$874,834	$201,081,736	$201,956,570	$—

THE BANK OF FINCASTLE AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 4 – LOANS(CONTINUED)
	December 31, 2019
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans	Recorded Investments > 90 Days Accruing
Real Estate Construction	$—	$—	$—	$—	$19,026,986	$19,026,986	$—
Residential Real Estate	57,760	387,766	35,554	481,080	51,965,878	52,446,958	—
Commercial Real Estate	—	—	555,148	555,148	70,102,437	70,657,585	—
Commercial	4,744	—	—	4,744	26,599,375	26,604,119	—
Consumer	—	—	—	—	1,552,879	1,552,879	—
Total	$62,504	$387,766	$590,702	$1,040,972	$169,247,555	$170,288,527	$—
Nonaccrual loans amounted to $1,202,411 and $1,258,537 at December 31, 2020 and 2019 respectively. The breakdown of nonaccrual loans at December 31, 2020 and 2019 was as follows:
	2020	2019
Real Estate Construction	$556,605	$599,961
Residential Real Estate	86,806	100,452
Commercial Real Estate	559,000	555,148
Commercial	—	2,976
Consumer	—	—
	$1,202,411	$1,258,537
Management considers several credit quality indicators in its evaluation of the current or potential risk inherent in the loan portfolio. These indicators include but are not limited to credit reports, collateral values, financial statement and tax return information, cash flows, historic payment experience, economic trends and trends in net charge-offs. Every loan is assigned a risk rating grade at the time of loan origination. Management reviews the risk ratings for potential changes on a quarterly basis. The risk ratings are an important element in management’s methodology for calculating the allowance for loan losses and determining the necessary amount of loan loss provision. Bank management monitors and reviews loans on an ongoing basis using watch lists of large loans and loans that have been identified due to payment delinquencies or other deficiencies. Management reviews loans for impairment and assesses the adequacy of the allowance for loan losses on a quarterly basis. The assessment of the allowance is based on specific allowances for impaired loans, and allowances for other classified loans, historical loss experience on loan pools and adjustments for economic factors.
The Bank utilizes a risk grading matrix to assign a risk grade to each of its loans. Credits are graded on a scale of 1 to 9. A description of the general characteristics of the nine risk grades is as follows:
Risk Rating 1: Prime (Minimal Risk)
To qualify as a “1”, a credit must be either fully secured by cash or secured by a portfolio of marketable securities within margin. Borrowers receiving this rating would be of unquestionable strength with access to capital markets.
Risk Rating 2: Good (Above Average)
To qualify as a “2”, a credit must be with a borrower exhibiting strong financial trends. The borrower must be a high-rated company whose management, profitability, liquidity and leverage ratios are very strong and above industry averages. Characteristics of such credits should include:
•	Well collateralized credits with sound primary and secondary repayment sources

THE BANK OF FINCASTLE AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 4 – LOANS(CONTINUED)
•	Strong debt capacity and coverage; debt to income ratio not higher than 25% for consumer loans and debt service coverage ratio (DSCR) not lower than 2:1 on commercial loans
•	Good management in all key positions
•	Individuals or guarantors showing substantial liquid net worth and income or alternative funds sources to retire the debt as agreed.
Risk Rating 3: Good (Average Risk)
To qualify as a “3” the criteria of management, industry, profitability, liquidity and leverage must be generally strong and comparable to industry averages. A company rated “3”, typically would show the following characteristics:
•	Good debt capacity and coverage; debt to income not higher than 30% on consumer loans and DSCR not lower than 1.5: 1 on commercial loans.
•	Sound primary and secondary repayment sources
•	Industry has only moderate cyclical characteristics
•	Good management in all key positions
•	Stable earnings with positive or steady trends.
Individual borrowers or guarantors should show average to above average liquid net worth and sufficient income or alternative fund sources to retire the debt as agreed. To qualify as a “3”, a commercial credit should be performing to expectations, with evidence that the borrower is continuing to generate adequate cash flow to service the debt. There should be no significant departure from the intended sources and timing of repayment. Unsecured credits, or slightly out-of-margin collateralized credits would qualify for a “3”.
Risk Rating 4: Acceptable
To qualify as a “4” assets in this class typically exhibit the following weaknesses which are offset with 2 or more acceptable mitigating factors. The weaknesses are:
•	Limited asset base or liquidity
•	Individual or Guarantors with limited repayment history or delinquent repayment history > 2 years old.
•	Out-of-margin collateral or unsecured
Assets in this class may demonstrate a debt to income ratio higher than 30%, but lower than 40% on consumer loans, and DSCR lower than 1.5:1, but not lower than 1.15: 1, for commercial loans.
These assets include credits with positive operating trends and satisfactory financial conditions which are achieving performance expectations. However, the Bank has identified certain risk elements that require close monitoring to ensure expected levels of performance.
Risk Rating 5: Pass/Watch
Assets in this class typically exhibit the following:
•	Limited asset base and liquidity
•	Debt service capacity is strained, but the primary source of repayment is still viable
•	Might be a start-up venture that is dependent on guarantor strength
These credits have elements of risk that may be mitigated with an SBA or VSBFA Government Guarantee/Credit Enhancement.

THE BANK OF FINCASTLE AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 4 – LOANS(CONTINUED)
Also included in this category are credits with negative operating trends or companies achieving performance expectations at a much slower pace than anticipated.
This rating may also include loans which exhibit satisfactory credit quality, but which are improperly structured as evidenced by excessive renewals, unusually long repayment schedules, the lack of a specific repayment plan, or which exhibit un-mitigated loan policy exceptions or documentation deficiencies.
Risk Rating 6: Other Assets Especially Mentioned (Special Mention)
Assets in this category are currently protected but are potentially weak. These assets constitute an undue and unwarranted credit risk but not to the point of justifying a classification of substandard. The risk of loss may be relatively minor, yet constitute an unwarranted risk in light of the circumstances surrounding the specific asset. Other assets especially mentioned have potential weaknesses which may, if not checked or corrected, weaken the asset or inadequately protect the Bank’s credit position at some future date.
Loans which may be detailed in this category include the following characteristics:
•	Credits that the lending officer may be unable to supervise properly because of a lack of expertise
•	Inadequate loan agreements or failure to obtain proper documentation The condition of and control over collateral is uncertain
•	An adverse trend in the obligor’s operation or an imbalanced position in the balance sheet which has not reached a point where the liquidation is jeopardized
•	Economic or market conditions which may, at some future date, result in the deterioration of the repayment prospects for the credit.
•	Any other major deviations from prudent lending practices
This category should not be used to list loans which bear risks usually associated with the particular type of financing. It must be evident that the risk is increasing beyond that at which the loan originally would have been granted. Loans in which actual weaknesses are evident and significant should be considered for a lower classification.
Credits in this class are formally monitored on a quarterly basis and presented to the board for review.
Risk Rating 7: Substandard Assets
A substandard asset is inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Assets that are classified substandard must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the bank will sustain some loss if the deficiencies are not corrected. Loss potential, while existing in the aggregate amount of substandard assets, does not have to exist in individual assets classified substandard.
Risk Rating 8: Doubtful Assets
An asset classified doubtful has all the weaknesses inherent in one classified “substandard” with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. The possibility of loss is extremely high, but because of certain important and reasonably specific pending factors which may work to strengthen the asset, its classification as “loss” is deferred until its more exact status may be determined. Pending factors include proposed merger, acquisition, or liquidation procedures, capital injection, perfecting liens on additional collateral and refinancing plans.
Risk Rating 9: Loss Assets
An asset is defined as “Loss” and implies there is no possibility of repayment under the current terms and conditions, and the outstanding balance represents a negative asset of the Bank. When a loan balance is classified in this manner, it must be charged against the Allowance for Loan Losses (“ALL”) in the quarter in which it is

THE BANK OF FINCASTLE AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 4 – LOANS(CONTINUED)
identified. The identification of loss leaves no room for payment under current terms and conditions, but it does not mean that recovery is not possible at some future date. Items classified as loss should be placed on nonaccrual status, charged to the ALL and worked for collection, with principal recoveries being credited to the ALL, and interest recoveries credited to current income.
The following tables are an analysis of risk grades by category for the loan portfolio as of December 31, 2020 and 2019:
	December 31, 2020
	Real Estate Construction	Residential Real Estate	Commercial Real Estate	Commercial	Consumer	Risk Category Total
Pass Grades 1-4	$10,086,177	$42,658,893	$43,177,156	$23,830,601	$992,012	$120,744,839
Watch Grade 5	1,255,423	3,080,069	10,313,224	29,196,815	7,573	43,853,104
Special Mention Grade 6	512,464	5,196,142	27,577,540	1,381,862	9,323	34,677,331
Substandard Grade 7	556,605	654,383	1,398,706	71,602	—	2,681,296
Doubtful Grade 8	—	—	—	—	—	—
Loss Grade 9	—	—	—	—	—	—
Total	$12,410,669	$51,589,487	$82,466,626	$54,480,880	$1,008,908	$201,956,570
	December 31, 2019
	Real Estate Construction	Residential Real Estate	Commercial Real Estate	Commercial	Consumer	Risk Category Total
Pass Grades 1-4	$14,344,792	$45,387,139	$54,250,160	$23,715,218	$1,511,964	$139,209,273
Watch Grade 5	3,775,559	3,506,320	8,055,452	1,436,141	26,574	16,800,046
Special Mention Grade 6	306,674	2,861,305	6,728,407	1,372,086	14,341	11,282,813
Substandard Grade 7	599,961	692,194	1,623,566	80,674	—	2,996,395
Doubtful Grade 8	—	—	—	—	—	—
Loss Grade 9	—	—	—	—	—	—
Total	$19,026,986	$52,446,958	$70,657,585	$26,604,119	$1,552,879	$170,288,527
The Bank’s loan portfolio also includes certain loans that have been modified in a troubled debt restructuring, where economic concessions have been granted to borrowers who have experienced or are expected to experience financial difficulties. These concessions typically result from the Bank’s loss mitigation activities and could include reductions in the interest rate, payment extensions, forgiveness of principal, forbearance or other actions. The Bank had nine modified loans totaling $2,359,153 that were considered troubled debt restructurings as of the year ended December 31, 2020. These included one real estate construction loan with a balance of $92,527, three residential real estate loans with a balance of $614,569, four commercial real estate loans with a balance of $1,580,455, and one commercial loan with a balance of $71,602. The Bank had eleven modified loans totaling $2,792,040 that were considered troubled debt restructurings as of the year ended December 31, 2019. These included four residential real estate loans with a balance of $1,116,674, five commercial real estate loans with a balance of $1,594,692, and two commercial loans with a balance of $80,674.

THE BANK OF FINCASTLE AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 4 – LOANS(CONTINUED)
The following table sets forth the Bank’s Troubled Debt Restructurings that were restructured during the years ended December 31, 2020 and 2019:
	December 31, 2020
	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Real Estate Construction	1	$92,527	$92,527
Residential Real Estate	—	—	—
Commercial Real Estate	1	559,000	559,000
Commercial	—	—	—
Consumer	—	—	—
Total	2	$651,527	$651,527
December 31, 2019
	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Real Estate Construction	—	$—	$—
Residential Real Estate	—	—	—
Commercial Real Estate	1	263,271	263,271
Commercial	—	—	—
Consumer	—	—	—
Total	1	$263,271	$263,271
Debt restructured during 2020 included two terms extension without a principal reduction or principal deferred. Debt restructured during 2019 included one term extension without a principal reduction or principal deferred.
As of December 31, 2020 and 2019, there were no Troubled Debt Restructurings that subsequently defaulted within twelve months of the date of restructuring.
For purposes of this disclosure, the Bank defines default as any payment that occurs more than 90 days past the due date, charge-off or foreclosure subsequent to modification.
As of December 31, 2020 and 2019, the balance of other real estate owned includes no foreclosed residential real estate properties recorded as a result of obtaining physical possession of the property. As of December 31, 2020, there were no residential real estate loans in the process of foreclosure.
NOTE 5 – ALLOWANCE FOR LOAN LOSSES
The following is a summary roll forward of the allowance for loan losses by class from December 31, 2019 through December 31, 2020:
	Real Estate Construction	Residential Real Estate	Commercial Real Estate	Commercial(1)	Consumer	Total
Allowance for loan losses:
December 31, 2019 balance	$721,239	$583,595	$775,394	$260,398	$8,846	$2,349,472
Charge offs	—	(9,069)	—	—	(6,338)	(15,407)
Recoveries	228,559	33,440	115,832	—	1,028	378,859
Provision for (recovery)	(844,526)	244,385	816,738	24,685	8,718	250,000
December 31, 2020 balance	$105,272	$852,351	$1,707,964	$285,083	$12,254	$2,962,924

THE BANK OF FINCASTLE AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 5 – ALLOWANCE FOR LOAN LOSSES(CONTINUED)
	Real Estate Construction	Residential Real Estate	Commercial Real Estate	Commercial(1)	Consumer	Total
Allowance for loan losses:
Individually evaluated for impairment	—	—	26,169	—	—	26,169
Collectively evaluated for impairment	105,272	852,351	1,681,795	285,083	12,254	2,936,755
December 31, 2020 balance	$105,272	$852,351	$1,707,964	$285,083	$12,254	$2,962,924
Loans receivable:
Individually evaluated for impairment	556,605	602,336	2,420,162	71,602	—	3,650,705
Collectively evaluated for impairment	11,854,064	50,987,151	79,850,126	19,059,400	1,008,908	162,759,649
Guaranteed loans(1)	—	—	196,338	35,349,878	—	35,546,216
Principal loan balances as of December 31, 2020:	$12,410,669	$51,589,487	$82,466,626	$54,480,880	$1,008,908	$201,956,570
(1)	Includes PPP loans which have no associated allowance due to SBA guarantee
The following is a summary roll forward of the allowance for loan losses by class from December 31, 2018 through December 31, 2019:
	Real Estate Construction	Residential Real Estate	Commercial Real Estate	Commercial	Consumer	Total
Allowance for loan losses:
December 31, 2018 balance	$952,053	$267,354	$851,336	$600,609	$5,593	$2,676,945
Charge offs	—	(3,373)	(160,407)	(30,572)	(1,632)	(195,984)
Recoveries	51,781	13,737	—	—	2,993	68,511
Provision for (recovery)	(282,595)	305,877	84,465	(309,639)	1,892	(200,000)
December 31, 2019 balance	$721,239	$583,595	$775,394	$260,398	$8,846	$2,349,472
Alllowance for loan losses:
Individually evaluated for impairment	—	83,078	50,765	2,390	—	136,233
Collectively evaluated for impairment	721,239	500,517	724,629	258,008	8,846	2,213,239
December 31, 2019 balance	$721,239	$583,595	$775,394	$260,398	$8,846	$2,349,472
Loans receivable:
Individually evaluated for impairment	694,654	1,101,121	3,233,009	77,698	—	5,106,482
Collectively evaluated for impairment	18,332,332	51,345,837	67,424,576	18,270,459	1,552,879	156,926,083
Guaranteed loans	—	—	—	8,255,962	—	8,255,962
Principal loan balances as of December 31, 2019:	$19,026,986	$52,446,958	$70,657,585	$26,604,119	$1,552,879	$170,288,527

THE BANK OF FINCASTLE AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 5 – ALLOWANCE FOR LOAN LOSSES(CONTINUED)
The following is an analysis by class of impaired loans as of December 31, 2020:
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance:
Real Estate Construction	$556,605	$2,551,611	$—	$634,410	$378
Residential Real Estate	602,336	759,661	—	711,835	24,414
Commercial Real Estate	2,054,995	3,008,449	—	2,214,029	78,899
Commercial	71,602	71,896	—	75,924	4,559
Consumer	—	—	—	—	—
With an allowance recorded:
Real Estate Construction	$—	$—	$—	$—	$—
Residential Real Estate	—	—	—	—	—
Commercial Real Estate	365,167	365,469	26,169	442,025	25,019
Commercial	—	—	—	—	—
Consumer	—	—	—	—	—
Total:
Real Estate Construction	$556,605	$2,551,611	$—	$634,410	$378
Residential Real Estate	602,336	759,661	—	711,835	24,414
Commercial Real Estate	2,420,162	3,373,918	26,169	2,656,054	103,918
Commercial	71,602	71,896	—	75,924	4,559
Consumer	—	—	—	—	—
	$3,650,705	$6,757,086	$26,169	$4,078,223	$133,269
The following is an analysis by class of impaired loans as of December 31, 2019:
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance:
Real Estate Construction	$694,654	$2,591,442	$—	$1,052,069	$5,415
Residential Real Estate	627,361	777,943	—	647,426	45,037
Commercial Real Estate	2,686,851	4,375,265	—	2,298,536	132,575
Commercial	—	—	—	—	—
Consumer	—	—	—	—	—
With an allowance recorded:
Real Estate Construction	$—	$—	$—	$—	$—
Residential Real Estate	473,760	499,313	83,078	475,862	25,043
Commercial Real Estate	546,158	547,307	50,765	443,586	30,713
Commercial	77,698	77,698	2,390	47,368	4,838
Consumer	—	—	—	—	—
Total:
Real Estate Construction	$694,654	$2,591,442	$—	$1,052,069	$5,415
Residential Real Estate	1,101,121	1,277,256	83,078	1,123,288	70,080
Commercial Real Estate	3,233,009	4,922,572	50,765	2,742,122	163,288
Commercial	77,698	77,698	2,390	47,368	4,838
Consumer	—	—	—	—	—
	$5,106,482	$8,868,968	$136,233	$4,964,847	$243,621
No additional funds are committed to be advanced in connection with impaired loans.

THE BANK OF FINCASTLE AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 6 – PREMISES AND EQUIPMENT
Premises and equipment and accumulated depreciation for December 31, 2020 and 2019 are summarized as follows:
	2020	2019
Land and land improvements	$1,554,190	$1,589,430
Buildings	4,928,565	5,049,367
Furniture and equipment	1,440,661	1,315,401
	7,923,416	7,954,198
Less accumulated depreciation	(3,305,084)	(3,331,897)
	$4,618,332	$4,622,301
Depreciation expense amounted to $272,771 and $339,783 for the years ended December 31, 2020 and 2019, respectively.
NOTE 7 – BANK OWNED LIFE INSURANCE
The Bank has invested in bank owned life insurance. The earnings from these policies will be used to offset employee benefit costs. The cash surrender value of these policies was $5,794,630 and $5,671,829 as of December 31, 2020 and 2019, respectively. The increase in cash surrender value of these policies is included in other income on the accompanying consolidated statements of income and amounted to $122,801 and $119,107 for the years ended December 31, 2020 and 2019, respectively.
NOTE 8 – INVESTMENT IN LIMITED LIABILITY COMPANIES
The Bank’s wholly owned subsidiary, Bank of Fincastle Services, Inc., owns interests in four limited liability companies that are accounted for by the equity method. The amount of these investments was $1,537,696 and $1,068,515 at December 31, 2020 and 2019 respectively. The income from these limited liability companies is included in other income on the accompanying consolidated statement of income and amounted to $499,181 and $37,135 for the years ended December 31, 2020 and 2019, respectively.
NOTE 9 – DEPOSITS
The aggregate amount of time deposits in denominations of $250,000 or more at December 31, 2020 and 2019 was $5,812,804 and $4,987,500, respectively.
At December 31, 2020, the scheduled maturities of certificates of deposits, including individual retirement accounts, were as follows:
2021	$33,117,442
2022	12,226,327
2023	2,405,506
2024	1,946,344
2025	3,546,753
$53,242,372
Demand deposit accounts with overdraft balances that were reclassified as loans amounted to $13,443 and $16,152 at December 31, 2020 and 2019, respectively.

THE BANK OF FINCASTLE AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 10 – INCOME TAXES
The actual tax expense differs from the expected tax expense computed by applying the federal statutory tax rate to income before income taxes as follows:
	2020	2019
Tax expense at statutory rate	$429,349	$177,777
(Increase) decrease in taxes resulting from:
Increase in cash surrender value of life insurance	(25,788)	(25,012)
State income tax, net of federal tax benefit	5,517	4,881
Other nondeductible expenses	9,081	2,401
Other differences	4,053	(4,032)
General business credit carryover	(48,305)	(48,305)
Deferred tax asset valuation change	—	(1,390,000)
Reported income tax expense (benefit)	$373,907	$(1,282,290)
The tax effects of temporary timing differences that give rise to significant components of the net deferred tax asset, included in other assets, as of December 31, 2020 and 2019 are as follows:
	2020	2019
Deferred tax assets:
Allowance for loan losses	$49,165	$—
Interest on nonaccrual loans	263,156	236,493
Write-downs on other real estate owned	144,281	170,345
Deferred compensation	—	34,582
Deferred fees	96,154	—
Charitable contribution carryforward	9,428	8,669
Deferred gain on sale of other real estate owned	118,446	118,446
Accrued losses on letters of credit	132,925	198,320
Reserve for premiums on guaranteed loans	19,230	792
Lease Liability	22,322	27,692
Investment in pass-through entity	—	15,405
Net tax credit carryforward	286,580	238,275
Net operating loss carryforward	1,960,133	2,362,734
Deferred tax assets	3,101,820	3,411,753
Deferred tax liabilities:
Depreciation	(161,777)	(115,015)
Right of Use Asset	(22,032)	(27,536)
Allowance for loan losses	—	(37,678)
Net unrealized gain on securities available for sale	(40,514)	(1,102)
Investment in pass-through entity	(52,088)	—
Deferred tax liabilities	(276,411)	(181,331)
Net deferred tax asset	$2,825,409	$3,230,422

THE BANK OF FINCASTLE AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 10 – INCOME TAXES(CONTINUED)
The provision for income taxes consists of the following components:
	2020	2019
Current expense	$8,306	$6,178
Change in valuation allowance	—	(1,390,000)
Deferred tax expense (benefit)	365,601	101,532
	$373,907	$(1,282,290)
Management does not believe that the Bank has any liability related to uncertain tax positions. The Bank’s tax filings for the years after 2017 are open for examination by the Internal Revenue Service. As of December 31, 2020, the Bank had a net operating loss carryover in the amount of $9,333,974. Of this amount, $7,767,756 will expire in 2036 and $ 1,138,884 in 2037. The remaining net operating loss carryover in the amount of $427,334 will be available indefinitely. The Bank also had general business tax credit carryovers in the amount of $286,580. These credits will begin to expire in 2035.
NOTE 11 – PENSION PLAN
The Bank has a 401(k) and profit sharing plan. The plan covers all employees who meet the minimum service and age requirements. The plan provides for elective salary deferrals by eligible employees and 100% matching contributions by the Bank up to 3% of employee compensation. The Bank may also make discretionary profit sharing contributions for eligible employees at various percentages based on years of service. The Bank did not make a discretionary profit sharing contribution during the year ended December 31, 2020. The Bank’s matching contributions to the 401(k) plan and profit sharing plan contributions amounted to $66,179 and $59,344 for the years ended December 31, 2020 and 2019, respectively.
NOTE 12 – TRANSACTIONS WITH RELATED PARTIES
The Bank conducts banking transactions in the ordinary course of business with directors, principal officers, and their immediate families and affiliated companies (commonly referred to as related parties). Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features.
Aggregate loan transactions with related parties were as follows:
	2020	2019
Balance, beginning of year	$4,035,198	$593,742
New loans originated	30,852	4,055,656
Repayments	(297,501)	(614,200)
Balance, end of year	$3,768,549	$4,035,198
The Bank’s subsidiary owns a 51% interest in a mortgage company that sells real estate loans on the secondary market. The Bank provides funding for these loans until they are sold by the mortgage company. These loans are presented as loans held for sale on the consolidated balance sheet and amounted to $834,628 at December 31, 2020 and $442,780 at December 31, 2019. The total balance of deposit accounts with related parties and affiliated companies of the Bank’s subsidiary were $5,545,622 and $5,061,737 as of December 31, 2020 and 2019, respectively.
NOTE 13 – LEASES
On January 1, 2019, the Bank adopted ASU No. 2016-02 “Leases (Topic 842)” and all subsequent ASUs that modified Topic 842. The Company elected the prospective application approach provided by ASU 2018 -11 and did not adjust prior periods for ASC 842. The Bank also elected certain practical expedients within the standard and

THE BANK OF FINCASTLE AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 13 – LEASES(CONTINUED)
consistent with such elections did not reassess whether any expired or existing contracts are or contain leases, did not reassess the lease classification for any expired or existing leases, and did not reassess any initial direct costs for existing leases. The implementation of the new standard resulted in recognition of a right-of-use asset and lease liability of $54,840 at the date of adoption, which is related to the Bank’s lease of premises used in operations. The right-of-use asset and lease liability are included in other assets and other liabilities, respectively, in the consolidated balance sheets.
Lease liabilities represent the Bank’s obligation to make lease payments and are presented at each reporting date as the net present value of the remaining contractual cash flows. Cash flows are discounted at the Bank’s incremental borrowing rate in effect at the commencement date of the lease. Right-of-use assets represent the Banks’s right to use the underlying asset for the lease term and are calculated as the sum of the lease liability and if applicable, prepaid rent, initial direct costs and any incentives received from the lessor.
The Bank’s long-term lease agreements are classified as operating leases. Certain of these leases offer the option to extend the lease term and the Bank has included such extensions in its calculation of the lease liabilities to the extent the options are reasonably assured of being exercised. The lease agreements do not provide for residual value guarantees and have no restrictions or covenants that would impact dividends or require incurring additional financial obligations.
December 31, 2020
Lease liabilities	$ 106,063
Right-of-use assets	$ 104,910
Weighted average remaining lease term	3.87 years
Weighted average discount rate	2.65%
For the Year Ended December 31, 2020
Lease cost
Operating lease cost	$ 29,316
Variable lease cost	—
Short-term lease cost	8,900
Total lease cost	$ 38,216
Cash paid for amounts included in the measurement of lease liabilities	$ 28,680
A maturity analysis of operating lease liabilities and reconciliation of the undiscounted cash flows to the total of operating lease liabilities is as follows:
Lease payments due
Twelve months ending December 31, 2021	29,160
Twelve months ending December 31, 2022	29,640
Twelve months ending December 31, 2023	30,120
Twelve months ending December 31, 2024	16,200
Twelve months ending December 31, 2025	6,750
Total undiscounted cash flows	$111,870
Discount	(5,807)
Lease liabilities	$106,063

THE BANK OF FINCASTLE AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 14 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK
The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheet.
The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.
A summary of commitments as of December 31, 2020 and 2019 is as follows:
	2020	2019
Commitments to extend credit	$26,153,202	$24,965,396
Standby letters of credit and financial guarantees written	$4,837,010	$4,859,203
Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation of the customer. Collateral held varies but may include securities, accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.
Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies but may include securities, accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.
In 2017, management accrued $1,888,000 of estimated expenses to fulfill potential obligations on letters of credit related to certain properties in other real estate and certain impaired loans. The Bank incurred $311,402 and $414,501 related to these letters of credit in 2020 and 2019, respectively. The accrued liability was $632,977 as of December 31, 2020 and $944,379 as of December 31, 2019.
NOTE 15 – CONCENTRATIONS OF CREDIT RISK
Substantially all of the Bank’s loans, commitments to extend credit, and standby letters of credit have been granted to customers in the Bank’s market area and such customers are generally depositors of the Bank. The concentrations of credit by type of loan are set forth in Note 4 - Loans. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Standby letters of credit are granted primarily to commercial borrowers. Although the Bank has a reasonably diversified loan portfolio, a substantial portion of its debtors’ ability to honor their contracts is dependent upon economic conditions in Botetourt and Roanoke counties.
The Bank has established operating policies relating to the credit process and collateral in loan originations. Loans to purchase real and personal property are generally collateralized by the related property with loan amounts established based on certain percentage limitations of the property’s total stated or appraised value. Credit approval is primarily a function of the evaluation of the creditworthiness of the individual borrower or project based on available financial information and collateral.
The Bank maintains a cash balance with a correspondent bank that, from time to time, exceeds the $250,000 insurance limits of the Federal Deposit Insurance Corporation. The Bank has not experienced losses in its account and believes it is not exposed to significant credit risk on cash and cash equivalents.

THE BANK OF FINCASTLE AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 16 – SUPPLEMENTAL CASH FLOW INFORMATION
The following is supplemental information for the statement of cash flows as of December 31, 2020 and 2019:
	2020	2019
Supplemental disclosure of cash paid during the year for:
Interest	$1,085,713	$1,201,786
Taxes	—	—
Non-cash investing and financing activities
Loans transferred to other real estate owned (OREO)	$—	$853,600
Fixed assets transferred to OREO	—	515,777
Unrealized gains on securities available for sale	187,674	560,370
NOTE 17 – LINES OF CREDIT
The Bank has established credit availability with a correspondent bank for unsecured borrowings of federal funds of $10.0 million. The Bank also has established a credit availability of $16.358 million with the Federal Home Loan Bank for borrowings secured by the Bank’s portfolio of 1-4 family first mortgages, commercial real estate loans, and investment portfolio securities. At December 31, 2020, a $6.0 million letter of credit in favor of the Commonwealth of Virginia-Treasury Board, to secure public deposits, was utilized from this line of credit. This pledging arrangement reduced the available credit for secondary liquidity needs to $10.358 million. There were no outstanding balances borrowed from these sources as of December 31, 2020 or 2019.
NOTE 18 – RESTRICTION ON PAYMENT OF DIVIDENDS
The Bank, as a Virginia banking corporation, may pay dividends only out of its retained earnings. Regulatory authorities may limit payment of dividends by any bank when it is determined that such a limitation is in the public interest and necessary to ensure financial soundness of the bank.
NOTE 19 – REGULATORY MATTERS
The Bank is subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements.
Under regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total Capital, Tier I Capital, and Common Equity Tier 1 Capital to risk-weighted assets, and of Tier I Capital - Leverage to average assets, as all of these terms are defined in the regulations. Management believes, as of December 31, 2020 and 2019, that the Bank met all capital adequacy requirements to which it is subject.
The most recent notification of the Federal Deposit Insurance Corporation (FDIC) as of December 31, 2020 categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, common equity Tier 1 risk-based and Tier I-leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank’s category.
Final rules implementing BASEL III regulatory capital guidance for U.S. banks (Basel III rules) became effective January 1, 2015. The Basel III rules established a capital conservation buffer of 2.5% that was fully phased in by January 1, 2019. Under the Basel III rules, a bank must hold a capital conservation buffer above the adequately

THE BANK OF FINCASTLE AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 19 – REGULATORY MATTERS(CONTINUED)
capitalized risk-based capital ratios. If banks do not maintain the required capital conservation buffer, their ability to pay dividends, repurchase shares, or pay discretionary bonuses could be limited. As of December 31, 2020, the Bank met the capital conservation buffer requirement.
The Bank’s actual capital amounts and ratios as of December 31, 2020 and 2019 are as follows (dollars in thousands):
December 31, 2020	Actual		Minimum for Capital Adequacy Purposes		Minimum to be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital (to Risk Weighted Assets)	$30,152	16.89%	$14,278	8.00%	$17,847	10.00%
Tier I Capital (to Risk Weighted Assets)	$27,905	15.63%	$10,708	6.00%	$14,278	8.00%
Common Equity Tier 1 Capital (to Risk Weighted Assets)	$27,905	15.63%	$8,031	4.50%	$11,601	6.50%
Tier I Capital - Leverage (to Average Assets)	$27,905	10.95%	$10,185	4.00%	$12,731	5.00%
December 31, 2019	Actual		Minimum for Capital Adequacy Purposes		Minimum to be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital (to Risk Weighted Assets)	$27,734	16.15%	$13,731	8.00%	$17,163	10.00%
Tier I Capital (to Risk Weighted Assets)	$25,575	14.90%	$10,298	6.00%	$13,731	8.00%
Common Equity Tier 1 Capital (to Risk Weighted Assets)	$25,575	14.90%	$7,723	4.50%	$11,156	6.50%
Tier I Capital - Leverage (to Average Assets)	$25,575	11.71%	$8,730	4.00%	$10,913	5.00%
NOTE 20 – FAIR VALUE MEASUREMENTS
Accounting standards provide a framework for measuring and disclosing fair value information about assets and liabilities recognized in the balance sheet. Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. Fair value is best determined based upon quoted market prices. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to individual markets and, in many cases, could not be realized in immediate settlement of the instruments. Certain financial instruments and all nonfinancial instruments are excluded from these disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Bank and its subsidiary.
In accordance with accounting principles, the Bank groups assets and liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions that are used to determine fair value. The three levels of the fair value hierarchy are as follows:
Level 1 – Quoted prices in active markets for identical assets or liabilities.

THE BANK OF FINCASTLE AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 20 – FAIR VALUE MEASUREMENTS(CONTINUED)
Level 2 – Observable inputs including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are less active, and model-based valuation techniques for which significant assumptions can be derived primarily from or corroborated by observable data in the market.
Level 3 – Unobservable inputs that are based on model-based valuation techniques using one or more significant inputs or assumptions that are unobservable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flow models, and similar techniques.
The estimated fair values of the Bank’s financial instruments as of December 31, 2020 and 2019 are as follows (dollars in thousands):
	Fair Value as of December 31, 2020
	Carrying Amount	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets
Cash and due from banks	$2,748	$2,748	$2,748
Interest bearing deposits with banks	21,324	21,324	21,324
Federal funds sold	114	114	114
Investment securities	15,006	15,006		15,006
Restricted investment securities	254	254			254
Loans held for sale	835	835		835
Loans, net of allowance for loan losses	198,432	198,284			198,284
Accrued interest receivable	1,460	1,460		1,460
Financial Liabilities
Noninterest-bearing deposits	$88,590	$88,590		$88,590
Interest-bearing deposits	135,673	136,250			136,250
Accrued interest payable	94	94		94
	Fair Value as of December 31, 2019
	Carrying Amount	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets
Cash and due from banks	$3,136	$3,136	$3,136
Interest bearing deposits with banks	8,723	8,723	8,723
Federal funds sold	126	126	126
Investment securities	22,892	22,892		22,892
Restricted investment securities	241	241			241
Loans held for sale	443	443		443
Loans, net of allowance for loan losses	167,759	163,386			163,386
Accrued interest receivable	597	597		597
Financial Liabilities
Noninterest-bearing deposits	$63,464	$63,464		$63,464
Interest-bearing deposits	127,321	127,628			127,628
Accrued interest payable	150	150		150

THE BANK OF FINCASTLE AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 20 – FAIR VALUE MEASUREMENTS(CONTINUED)
Fair value measurements are disclosed based on whether the assets or liabilities are valued on a recurring or nonrecurring basis. The following is a description of the valuation methodologies used for assets measured at fair value as well as the general classification of such assets pursuant to the valuation hierarchy:
Recurring basis:
Investment securities available for sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted market prices, when available (Level 1). If quoted market prices are not available, fair values are measured utilizing independent valuation techniques of identical or similar securities for which significant assumptions are derived primarily from or corroborated by observable market data. Third party vendors compile prices from various sources and may determine the fair value of identical or similar securities by using price models that consider observable market data (Level 2). Mortgage-backed securities are included in Level 2 if observable inputs are available. In certain cases securities have been valued using unobservable inputs including discounted cash flow methodologies or similar techniques that require management judgment or estimation. Such securities are included in Level 3. The table below present the recorded amount of assets and liabilities measured at fair value on a recurring basis (dollars in thousands).
December 31, 2020	Total	Level 1	Level 2	Level 3
Investment Securities Available for Sale:
U.S. government agency & treasury securities	$5,263	$—	$5,263	$—
Corporate debt securities	6,139	—	6,139	—
SBA pools	448	—	448	—
Municipal securities	1,621	—	1,621	—
Mortgage-backed securities	1,535	—	1,535	—
Totals	$15,006	$—	$15,006	$—
December 31, 2019	Total	Level 1	Level 2	Level 3
Investment Securities Available for Sale:
U.S. government agency & treasury securities	$19,254	$—	$19,254	$—
Corporate debt securities	2,036	—	2,036	—
SBA pools	466	—	466	—
Mortgage-backed securities	1,136	—	1,136	—
Totals	$22,892	$—	$22,892	$—
Nonrecurring basis:
Impaired Loans – Loans are determined to be impaired when, in the judgment of management based on current information, it is probable that all amounts due will not be collected according to the contractual terms of the loan when due. The measurement of loss associated with impaired loans can be based on either the observable market price of the loan, the fair value of the collateral that secures the loan or the present value of expected cash flows from the loan. Collateral may be in the form of real estate, personal property or business assets including equipment, inventory and accounts receivable. The value of real estate collateral may be determined by an appraisal using an income or market valuation approach by an independent licensed appraiser (Level 2). Management may use other valuation methods that include unobservable inputs or assumptions for other types of collateral, if an appraisal is not available for real estate collateral or if management determines that the value of real estate collateral is impaired below the appraised value (Level 3). The fair value of an impaired loan may also be based on the present value of expected cash flows which include unobservable inputs and assumptions (Level 3).
Other real estate owned – Loans transferred to other real estate owned may be adjusted to fair value at the time of foreclosure or written down to fair value if management obtains information that the fair value is less than the

THE BANK OF FINCASTLE AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 20 – FAIR VALUE MEASUREMENTS(CONTINUED)
carrying value of the real estate. Fair value may be based on independent observable market prices or appraised values of the collateral (Level 2). Management may determine that the fair value of other real estate owned is further impaired below the appraised value or an appraisal may not be available. Fair value is then determined by management using other valuation methods that include unobservable inputs and assumptions (Level 3).
The following table summarizes the Bank’s assets that were measured at fair value on a nonrecurring basis as of December 31, 2020 and 2019:
Description	Balance as of December 31, 2020	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans	$338,998	$—	$—	$338,998
Other real estate	$580,168	$—	$—	$580,168
Description	Balance as of December 31, 2019	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans	$961,383	$—	$—	$961,383
Other real estate	$1,788,218	$—	$—	$1,788,218
The following table presents quantitative information about Level 3 Fair Value Measurements (in thousands):
Description	Fair Value	Valuation Techniques	Unobservable Inputs	Range	Weighted Average
As of December 31, 2020:
Assets
Impaired Loans	$339	Discounted appraised value	Estimated selling cost	10% - 15%	11%
		Discounted cash flow analysis	Discount for lack of marketability and age of appraisal	0% - 5%	0%
Other real estate owned	580	Discounted appraised value	Market rate for borrower	4.00% - 5.25%	5%
			Discount for lack of marketability and age of appraisal	10%	10%
As of December 31, 2019:
Assets
Impaired Loans	$961	Discounted appraised value	Estimated selling cost	10% - 15%	11%
		Discounted cash flow analysis	Discount for lack of marketability and age of appraisal	0% - 5%	0%
Other real estate owned	1,788	Discounted appraised value	Market rate for borrower	5.50% - 6.75%	6%
			Discount for lack of marketability and age of appraisal	10%	10%

THE BANK OF FINCASTLE AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 21 – STOCK BASED COMPENSATION
The Company’s 2019 Stock Incentive Plan (the “2019 Plan”) was adopted by the Board of Directors of the Company on March 27, 2019 and approved by shareholders on May 22, 2019 at the Company’s 2019 Annual Meeting of Shareholders. The 2019 Plan provides for the granting of restricted stock awards, incentive and non-statutory options, and other equity-based awards to employees and directors at the discretion of the Compensation Committee of the Board of Directors. The 2019 Plan authorizes the issuance of up to 500,000 shares of common stock. Not more than 250,000 of those shares may be available as any type of awards other than Incentive Stock Options.
Restricted Stock
The Bank from time-to-time grants shares of restricted stock to key employees and non- employee directors. These awards help align the interests of these employees and directors with the interests of the shareholders of the Bank by providing economic value directly related to increases in the value of the Bank’s common stock. The value of the stock awarded is established as the fair market value of the stock at the time of the grant. The Bank recognizes expense, equal to the total value of such awards, ratably over the vesting period of the stock grants. On January 22, 2020, the Bank issued 82,500 shares of restricted common stock at $2.91 per share which vested upon the grant, resulting in compensation expense of $240,075. On May 5, 2020, the Bank issued 12,500 shares of restricted common stock at $2.40 per share which vested upon the grant, resulting in compensation expense of $30,000. All restricted stock granted was fully vested as of December 31, 2020 and no forfeitures occurred in 2020 or 2019.
Incentive Stock Options
The Bank from time-to- time grants incentive stock options to key employees and non-employee directors. These awards help align the interests of these employees and directors with the interests of the shareholders of the Bank by providing economic value directly related to increases in the value of the Bank’s common stock. The value of the stock options awarded is established as the fair market value of the stock option at the time of the grant. The Bank recognizes expense, equal to the total value of such awards, ratably over the vesting period of the stock options. On May 5, 2020, the Bank issued 100,000 options with an exercise price per share of $2.40 per share, which vested upon the grant. The fair market value of the options at the time of the grant was $.35 per share, resulting in compensation expense of $35,000. No shares were exercised during the year ended December 31, 2020.
NOTE 22 – REVENUE RECOGNITION
On January 1, 2018, the Bank adopted ASU No. 2016-10 “Revenue from Contracts with Customers” (Topic 606) and all subsequent ASUs that modified Topic 606. As stated in Note 1 Summary of Significant Accounting Policies, the implementation of the new standard did not have a material impact on the measurement or recognition of revenue; as such, a cumulative effect adjustment to opening retained earnings was not deemed necessary. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts were not adjusted and continue to be reported in accordance with our historic accounting under Topic 605.
Topic 606 does not apply to revenue associated with financial instruments, including revenue from loans and securities. In addition, certain noninterest income streams such as fees associated with mortgage servicing rights, financial guarantees, derivatives, and certain credit card fees are also not in scope of the new guidance. Topic 606 is applicable to noninterest revenue streams such as trust and asset management income, deposit related fees, interchange fees, merchant income, and annuity and insurance commissions. However, the recognition of these revenue streams did not change significantly upon adoption of Topic 606. Substantially all of the Bank’s revenue is generated from contracts with customers. Noninterest revenue streams in-scope of Topic 606 are discussed below.
Service Charges on Deposit Accounts
Service charges and fees on deposit accounts consist of account analysis fees (i.e., net fees earned on analyzed business and public checking accounts), monthly service fees, check orders, and other deposit account related fees. The Bank’s performance obligation for account analysis fees and monthly service fees is generally satisfied, and the related revenue recognized, over the period in which the service is provided. Check orders and other deposit account

THE BANK OF FINCASTLE AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 22 – REVENUE RECOGNITION(CONTINUED)
related fees are largely transactional based, and therefore, the Bank’s performance obligation is satisfied, and related revenue recognized, at a point in time. Payment for service charges on deposit accounts is primarily received immediately or in the following month through a direct charge to customers’ accounts.
Debit and Credit Card Fees
Debit and credit card fees are primarily comprised of debit and credit card income, merchant services income, and other service charges. Debit and credit card income is primarily comprised of interchange fees earned whenever the Bank’s debit and credit cards are processed through card payment networks such as Visa. Merchant services income mainly represents fees charged to merchants to process their debit and credit card transactions, in addition to account management fees. The Bank’s performance obligation for fees, exchange, and other service charges are largely satisfied, and related revenue recognized, when the services are rendered or upon completion. Payment is typically received immediately or in the following month.
Other Income
Other fees consist of safe deposit rents, ATM surcharges, wire fees, check cashing fees, and other miscellaneous income. These fees are largely transaction-based; therefore, the Bank’s performance obligation is satisfied and the resultant revenue is recognized at the point in time the service is rendered. Payments for transaction-based fees are generally received immediately or in the following month by a direct charge to the customer’s account.
NOTE 23 – SUBSEQUENT EVENTS
In accordance with FASB ASC Topic 855-10, the Bank evaluates subsequent events that have occurred after the balance sheet date but before the financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date. Subsequent events have been evaluated through March 31, 2021, which is the date the financial statements were available to be issued.
On February 18, 2021, First National Corporation (NASDAQ: FXNC), the bank holding company of First Bank, and The Bank of Fincastle jointly announced the signing of a definitive merger agreement. Upon completion of the acquisition, the combined company is expected to have approximately $1.2 billion in assets, $868 million in loans, $1.0 billion in deposits and 20 branch offices across Virginia. First National will acquire the Bank for a combination of stock and cash valued at approximately $3.09 per share for each share of the Bank’s common stock outstanding. Under the terms of the agreement, the Bank’s shareholders could elect, for each share of the Bank’s common stock, to receive 0.1649 shares of First National stock, or $3.30 in cash, or a combination of stock and cash, subject to election and proration such that the aggregate consideration will consist of 80 percent First National stock and 20 percent cash. Based on First National’s closing stock price of $18.40 as of February 17, 2021, this equates to an aggregate deal value of approximately $31.6 million. The merger agreement has been unanimously approved by the boards of directors of each company. The transaction is expected to close in the third quarter of 2021, subject to approval of both companies’ shareholders, regulatory approvals and other customary closing conditions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 20.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.
The VSCA permits a Virginia corporation to indemnify any director or officer for reasonable expenses incurred in any legal proceeding in advance of final disposition of the proceeding, if the director or officer furnishes the corporation with a signed written undertaking to repay any funds advanced if he or she is not entitled to mandatory indemnification and it is ultimately determined that he or she did not meet the relevant standard of conduct. In addition, a corporation is permitted to indemnify a director or officer against liability incurred in a proceeding if a determination has been made by the disinterested members of the board of directors, special legal counsel or shareholders that the director or officer conducted himself or herself in good faith and otherwise met the required standard of conduct. To meet the relevant standard of conduct, the VSCA provides that the director or officer must have conducted himself or herself in good faith and believed, in the case of conduct in his or her official capacity with the corporation, that his or her conduct was in its best interests and, in the case of other conduct, that his or her conduct was at least not opposed to its best interests. In the case of any criminal proceeding, the director or officer must not have had reasonable cause to believe his or her conduct was unlawful. In a proceeding by or in the right of the corporation, no indemnification shall be made in respect of any matter as to which a director or officer is adjudged to be liable to the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director or officer has met the relevant standard of conduct. In any other proceeding, no indemnification shall be made if the director or officer is adjudged liable to the corporation on the basis that he or she improperly received a personal benefit. Corporations are given the power to make any other or further indemnity, including advances and reimbursement of expenses, to any director or officer that may be authorized by the articles of incorporation or any bylaw made by the shareholders, or any resolution adopted, before or after the event, by the shareholders, except an indemnity against willful misconduct or a knowing violation of the criminal law. Unless limited by its articles of incorporation, indemnification against the reasonable expenses incurred by a director or officer is mandatory by a corporation when he or she entirely prevails in the defense of any proceeding to which he or she is a party because he or she is or was a director or officer.
First National is a Virginia corporation. First National’s articles of incorporation contain provisions indemnifying its directors and officers to the extent not prohibited by Virginia law. In addition, to the extent not prohibited by Virginia law, First National’s articles of incorporation eliminate the personal liability of its directors and officers to the corporation or its shareholders for monetary damages in excess of $1.00.
ITEM 21.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.
Exhibit	Description
2.1
Agreement and Plan of Merger, dated as of February 18, 2021, by and among The Bank of Fincastle, First National Corporation and First Bank (included as Annex A to the joint proxy statement/prospectus contained in this Registration Statement and incorporated herein by reference).†

3.1
Amended and Restated Articles of Incorporation, as amended and restated on March 3, 2009 (incorporated herein by reference to Exhibit 3.1 to First National’s Form 10-K for the year ended December 31, 2008).

3.2
Bylaws of First National Corporation (as restated in electronic format as of August 8, 2018, and incorporated herein by reference to Exhibit 3.1 to First National’s Current Report on Form 8-K filed August 14, 2018).

4.1	Amended and Restated Articles of Incorporation of First National Corporation. Exhibit 3.1 is hereby incorporated by reference.
4.2	Bylaws of First National Corporation. Exhibit 3.2 is hereby incorporated by reference.
4.3
Long-Term Debt. First National Corporation has outstanding long-term debt which at the time of this filing does not exceed 10% of First National Corporation’s total consolidated assets. First National Corporation agrees to furnish a copy of any such long-term debt agreement to the SEC upon request.

5.1	Opinion of Nelson Mullins Riley and Scarborough, LLP regarding the legality of the securities being registered.**
8.1	Opinion of Nelson Mullins Riley and Scarborough, LLP regarding certain U.S. federal income tax aspects of the merger.**

Exhibit	Description
23.1	Consent of Yount, Hyde & Barbour, P.C., independent registered public accounting firm of First National Corporation.**
23.2	Consent of Yount, Hyde & Barbour, P.C., independent registered public accounting firm of The Bank of Fincastle.**
23.3	Consent of Nelson Mullins Riley and Scarborough, LLP (included in Exhibit 5.1 hereto).**
24	Power of Attorney (included on signature page).**
99.1	Consent of Piper Sandler & Co.**
99.2	Consent of RP Financial LC.**
99.3	Consent of George Edwin Holt, III to be named as director.**
99.4	Consent of C. Ray Sprinkle to be named as director.**
99.5	Consent of Kirtesh Patel to be named as director.**
99.6	Form of Proxy Card to be used by First National.*
99.7	Form of Proxy Card to be used by Fincastle.*
*	Filed herewith.
**	Previously filed.
†
Pursuant to Item 601(b)(2) of Regulation S-K, First National agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Agreement and Plan of Merger to the SEC on a confidential basis upon request.

ITEM 22.	UNDERTAKINGS.
The undersigned registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
i.	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
ii.
to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) that, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

iii.
to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.
(4)
That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)
That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)
That, prior to any public reoffering of the securities registered hereunder through use of a prospectus that is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7)
That every prospectus (i) that is filed pursuant to the preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment has become effective, and that for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8)
To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(9)
To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of, and included in, this registration statement when it became effective.

(10)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Strasburg, Commonwealth of Virginia, on April 23, 2021.
FIRST NATIONAL CORPORATION

By:	/s/ Scott C. Harvard
Scott C. Harvard
President and Chief Executive Officer
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Scott C. Harvard and M. Shane Bell his or her true and lawful attorney-in-fact, with the full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments) and to sign any Registration Statement that is to be effective on filing pursuant to Rule 462(b) promulgated under the Securities Act, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated as of April 23, 2021.
April 23, 2021	By	/s/ Scott C. Harvard
Scott C. Harvard
President and Chief Executive Officer
(Principal Executive Officer)

April 23, 2021	By	/s/ M. Shane Bell
M. Shane Bell Executive Vice President and Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

April 23, 2021	By	*
Elizabeth H. Cottrell
Chairman of the Board of Directors

April 23, 2021	By	*
Gerald F. Smith, Jr.
Vice Chairman of the Board of Directors

April 23, 2021	By	*
Jason C. Aikens
Director

April 23, 2021	By	*
Emily Marlow Beck
Director

April 23, 2021	By	*
Boyce E. Brannock
Director

April 23, 2021	By	*
W. Michael Funk
Director

April 23, 2021	By	*
James R. Wilkins, III
Director
By	/s/ M. Shane Bell
M. Shane Bell
Attorney-in-Fact